Form 20-F
period 2003-12-31
TRANSAKT CORP
filed 2004-06-30
CIK 1263872

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number

_______________________________

TransAKT Corp.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 202, 1212 – 31st Avenue NE, Calgary, Alberta, Canada, T2E 7S8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close period covered by the annual report.

On December 31, 2003 there were a total of 28,015,453 common shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X]Yes  [  ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17  [X ] Item 18

_________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ]Yes  [  ] No

TABLE OF CONTENTS

PART I

1

Item 1.

Identity of Directors, Senior Management and Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Company

7

Item 5.

Operating and Financial Review and Prospects

10

Item 6.

Directors, Senior Management and Employees

14

Item 7.

Major Shareholders and Related Party Transactions

18

Item 8.

Financial Information

19

Item 9.

The Offering and Listing

19

Item 10.

Additional Information

20

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

25

Item 12.

Description of Securities Other than Equity Securities

25

PART II

26

Item 13.

Defaults, Dividend Arrearages and Delinquencies

26

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

26

Item 15.

Controls and Procedures

26

Item 16. Code of Ethics

26

PART III

27

Item 17.

Financial Statements

27

Item 18.

Financial Statements

27

Item 19.

Exhibits

28

PART I

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

Not applicable for Form 20-F filed as an Annual Report

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for Form 20-F filed as an Annual Report

ITEM 3.

KEY INFORMATION

3.A. SELECTED FINANCIAL DATA –

The tables below present selected financial information.  Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  Table 1 presents selected financial information under Canadian GAAP and Table 2 presents the same information assuming we had reported under US GAAP. These tables should be read in conjunction with the audited annual financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this Annual Report Statement.   All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated

Table No. 1

Selected Financial Data CDN GAAP

(CDN $)

	For the fiscal year ending December 31
	1999	2000	2001	2002	2003
Operating Revenues	Nil	Nil	Nil	6,309	145,091
Income (loss) from Operations	(552,446)	(1,109,365)	(1,258,495)	(1,332,899)	(716,137)
Net Income (loss)	(414,845)	(1,102,314)	(1,323,661)	(1,331,445)	(699,688)
Earnings (Loss) per share	(0.06)	(0.06)	(0.02)	(0.06)	(0.03)
Diluted Earnings (Loss) per share	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil
Working Capital	(47,772)	227,166	(404,532)	125,372	(76,673)
Long Terms Debt	290,034	Nil	Nil	394,400	-
Shareholders’ Equity	(181,803)	457,096	(127,110)	296,194	370,709
Capital Stock	6,630,086	17,610,712	19,964,412	25,340,912	25,340,912
Total Assets	450,753	976,321	615,262	1,122,068	871,234

Table No. 2

Selected Financial Data US GAAP

(CDN $)

	For the fiscal year ending December 31,
	1999	2000	2001	2002	2003
Operating Revenues	Nil	Nil	Nil	6,309	145,091
Income (loss) from Operations	(552,446)	(1,109,365)	(1,258,495)	(1,332,889)	(716,137)
Net Income (loss)	(414,845)	(1,102,314)	(1,323,661)	(1,331,445)	(699,688)
Earnings (Loss) per share	(0.06)	(0.06)	(0.02)	(0.06)	(0.03)
Diluted Earnings (Loss) per share	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil
Working Capital	(47,772)	227,166	(404,532)	125,372	(76,673)
Long Terms Debt	290,034	Nil	Nil	394,400	-
Shareholders’ Equity	(181,803)	457,096	(127,110)	296,194	370,709
Capital Stock	6,630,086	17,610,712	19,964,412	25,340,912	25,340,912
Total Assets	450,753	976,321	615,262	1,122,068	871,234

The Annual Report contains financial statements that were prepared in Canadian Dollars with conversions of certain amounts of United States dollars converted into Canadian dollars based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated.

The first table below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year.  The second table below sets forth the high and low exchange rates for each month during the previous six months.  For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the year.

U.S. Dollar/Canadian Dollar

            Currency Exchange Table

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/03	1.40	1.58	1.29	1.29
Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58
Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/00	1.49	1.56	1.44	1.50
Fiscal Year Ended 12/31/99	1.49	1.51	1.46	1.44

The current rate of exchange was $1.3430 on June 24, 2004.

Table

U.S. Dollar/Canadian Dollar

	12/03	1/04	2/04	3/04	4/04	5/04
High	$1.3405	$1.3440	$1.3442	$1.3480	$1.3711	$1.3970
Low	$1.2923	$1.2690	$1.3108	$1.3080	$1.3093	$1.3702

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable for Form 20-F filed as an Annual Report

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable for Form 20-F filed as an Annual Report

RISK FACTORS

INVESTMENT IN THE COMMON SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

Risks Relating to Our Stock

We Have a History Of Operating Losses Which May Affect Our Ability to Continue Operations

We sustained operating losses for each of the fiscal years ended December 31, 2003, 2002 and 2001 of, respectively $716,137, $1,332,889, and $1,258,495. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2004.  If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

We Have a Limited Operating History and Are Still Proving the Viability of Our Products and Business Model

Since inception, we were primarily focused on research and development.  It was only in April of 2003 that our products became commercial and as we are still in the process of proving the viability of our products and business model.  If we are unable to prove our business model or the viability of our products, we may not be able to sustain operations and our ability to raise additional funding may be jeopardized.

Our Competition Has Greater Resources Than We Do and Can Respond More Quickly To Changes In the Industry

Communications-based businesses are intensely competitive and involve a high degree of risk.  Public acceptance of business transacted by us may never reach the magnitude required to be commercially profitable.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us.  These factors may allow them to respond more quickly than us to new or emerging technologies and changes in customer requirements.  It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services.  Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Internet publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services.

Volatility of World Economic Factors Can Affect Our Ability to Raise Capital and Product Costs

Our revenues, profitability and future growth and the carrying value of assets are substantially dependent on prevailing world economic conditions and fluctuations in influencing factors such as exchange rates, rates of inflation, governmental stability and natural disasters.  Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon these factors.  The negative impact of these factors on sales orders originating from an affected country would have an adverse effect on our borrowing capacity, revenues, profitability and cash flows from operations.  For example, unfavorable changes in exchange rates can increase the cost of our products and reduce revenues resulting in reduced profitability.  In the event that our profitability is reduced and we are unable to maintain our profit margins, it may be difficult to raise capital and reduce our borrowing ability.  In addition, as has been recently experienced, general downturns in the technology sector worldwide have made fundraising difficult.  Since the marketing of our products will require us to raise capital this may have an adverse affect on our ability to continue operations and to effectively market our products.

We are Dependent on Key Personnel Who Have Extensive Knowledge With Respect to Our Product and Business.

We are heavily dependent upon the expertise of Daniel Pomerleau and certain other key officers and directors who have extensive knowledge about our product and the operations of our company, and the loss of one or more of these individuals could have a material adverse effect. We do not maintain key-person insurance policies on any of its executive officers.  Since we are a technology based company, our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees in the payments and communications industry.

Competition for employees in our industry is intense.  We may be unable to retain its key employees or attract, assimilate or retain other highly qualified employees in the future.  We currently do not have any employment agreements with any of our key executive officers and therefore any of them could terminate their relationship with TransAKT at any time.

Patents and Intellectual Property Laws May Not Stop Other Companies Form Reverse Engineering or Copying Our Prodcts and Business Model

Our success and our ability to compete is substantially dependent on our internally developed technologies which we are currently in the process of trying to protect through a combination of patent, copyright, trade secret and trademark law.  Our intellectual property applications may not be approved.  Even if they are approved, such patents, trademarks or other intellectual property registrations may be successfully challenged by others or invalidated.

We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information.  Despite efforts by us to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its solutions or technologies.  Steps we have taken or will be taking to prevent misappropriation of our solutions or technologies may not be effective, particularly in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States or Canada.

The trademark, copyright and trade secret positions of the point of sale businesses, are uncertain and involve complex and evolving legal and factual questions.  Our competitors, many of which have substantial resources, may seek to apply for and obtain trademarks, trade names and Internet domain names that will prevent, limit or interfere with our technology.  Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to us, may also be necessary to enforce our intellectual property rights or to determine the scope and validity of other parties' proprietary rights.  We may not have the financial resources to defend our trademarks, copyrights and domain names from infringement or claims of invalidity.

We currently have not been granted any patents on any internally developed technology and no third party has attempted to challenge or invalidate our intellectual property.

If We Are Unable to Respond To The Rapid Technological Change In Our Industry Our Products Can Become Obsolete

The communications industry is characterized by rapid and significant technological change. Many communication applications have a short cycle. Our future success will depend in large part on our ability to continue to respond to such changes. If we are unable to respond to such changes and/or new or improved competing technology is developed, our technology may be rendered non-competitive.  In the event that we are unable to respond to these changes, our ability to raise capital to carry out our business plan may be severely restricted.  In addition our profitability may decrease as any existing inventory may need to be sold at a discount.  In this event our cash flow and liquidity would also be decreased.

Government Regulation Can Adversely Affect Our Ability to Sell our Product

Laws and regulations directly applicable to communications, commerce and advertising are becoming more prevalent.  .  In addition, the growth and development of the market for communications industry may prompt calls for more stringent consumer protection laws, both in Canada and abroad, that may impose additional burdens on companies.  Recently the United States Government mandated wireless number portability for all new cell phones allowing consumers to keep their existing phone numbers when changing carriers.  The implementation of wireless number portability rendered several phones obsolete.  In the event that a phone model that our unit attaches to is rendered obsolete by regulations such as wireless number portability our sales and inventory values would be adversely affected.  The result would be decreased profitability which may adversely affect our share price.

We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when, need.

Cash flow from operations for the fiscal years ended December 31, 2003, 2002, and 2001 were $(809,943) $(1,398,838), and $(1,013,064) respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  We anticipate that over the next twelve months we will need a minimum of $1,500,000 to sustain operations and market our products effectively.

Failure to obtain such additional funds on terms and conditions that we deem acceptable may materially and adversely affect our ability to effectively market and distribute our products resulting in decreased revenues which may also result in a decreased share price.

The market price of our common shares has been and will in all likelihood, continue to be volatile

The market price of our common shares has fluctuated over a wide range and it is likely that the price of our Common Stock will fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of the common shares.

The value and transferability of our shares may be adversely impacted by the limited trading market for our shares.

Our shares currently trade on the TSX Venture Exchange and on the OTCBB.  There is only a limited trading market for our shares on the TSX Venture Exchange and OTCBB. If these markets are not sustained or we are unable to satisfy any future trading criteria that may be imposed by the NASD or the TSE, there may not be any liquidity for our shares.  We began commercial operations in April 2003 and have generated only limited revenue from the sale of our products to date.  These factors could have a negative impact on the liquidity of any investment made in our stock.

The value and transferability of our shares may be adversely impacted by the penny stock rules

In addition, holders of our common stock in the United States may experience substantial difficulty in selling their securities as a result of the “penny stock rules.” Our common stock is covered by the penny stock rules, a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to make a market in our stock.

The large number of shares eligible for future sale by existing shareholders may adversely affect the market price for our common shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At December 31, 2003, we had 28,015,453 common shares outstanding. On that date we also had reserved 3,185,000 common shares for issuance under our stock option plan at a per share exercise price of $0.50; and 1,692,222 common shares are reserved for issuance under the warrants issued pursuant to a private placement.

No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices of our common stock prevailing from time to time.

We have limited sales of products to date and no assurance can be given that our products will be widely accepted in the marketplace.

Our future sales and therefore, cash flow and income, and our success, are highly dependent on success in marketing our products and consumer acceptance. If our products are not widely accepted or we are unable to market our products effectively we may face reduced share prices, decreased profitability, and decreased cash flow.

You should not expect to receive dividends

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

TransAKT was incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc.  On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc.  On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation under the Business Corporations Act of Alberta. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc.   On June 20, 2003, we changed our name to TransAKT Corp.

During the last three (3) financial years, we have had no principal capital expenditures other than on software, patents, trademarks and other items detailed below, which were capitalized.

Software for operations and equipment $192,843; current net book value $105,145;
Tools and dies for casing of units $150,949; current net book value $120,759;
Computers $45,802; current net book value 12,924;
Lab equipment for testing $34,620; current net book value $8,430;
Telephone system $6,594; current net book value $2,701;
Furniture and fixtures $2,563; current net book value $1,050; and
Patents and trademarks $202,543; current net book value $199,373.

We have had no divestitures.

BUSINESS OVERVIEW

We began operations in 1997 and reached commercialization of our products in April 2003.  Our first product is a line of wireless point of sale systems that allow users to accept credit card payments anywhere anytime.  Over the last 3 years we have spent the majority of our resources on research and development.  We sustained operating losses for each of the fiscal years ended December 31, 2003, 2002 and 2001 of, respectively $716,137, $1,332,889, and $1,258,495.  In addition we expect to incur an operating loss in 2004.

We have operated principally as a research and development company since its inception.  Initial seed capital has been directed toward areas of product research and development, patent filings and administration.  We have now completed development of our initial product and have entered into the sales and distribution phase. Our business is the design, development and manufacturing of mobile solutions for enterprise and consumer markets.

Our products are currently offered in Canada and the United States only.  We have had limited revenues in the last three fiscal years as our products become commercially available in April 2003.

Our products can be used all year round and are not affected by seasonal trends.

Our principal product is the TransAKT™. The TransAKT™ is a wireless Point of Sale (WPOS) device that clips on to the back of a Motorola StarTAC, Motorola Timeport or Motorola iDen cellular phone providing the user with a mechanism for swiping cards with magnetic stripes (e.g., credit cards, debit cards, etc.) for conducting wireless commercial transactions.  Once attached the phones are used to send transaction information over the cellular network to the processing center for credit approval.  This application provides mobile merchants, business professionals and consumers with voice, data and transactional capability all in one handheld device. We anticipate adapting the TransAKT™ for use with other types of cellular phones.

Currently we compete in the mobile payments industry market. This is described under marketing “in the 20F. The market is focused on the mobile vendor who needs to take payments. This is our first product line.”

It is not our intention to engage in the capital and management intensive industry of manufacturing our products.  We intend to outsource our manufacturing, warehousing and distribution.  Following this approach, we do not expect that we will experience volatility in our gross margins because all outsourcing will be undertaken on a fixed contract basis.  We have spent considerable time identifying suitable international engineering and manufacturing firms.

We are not generally restricted to any particular manufacturers for our products.  To date, we have been able to select from a number of potential contractors and manufacturers.  Our first products are being manufactured in both South Africa and China.

With respect to the production of the TransAKT™, we have a contractual arrangement with Sygade, a former subsidiary of Fujitsu.  All work performed by Sygade will carry a “bring in” repair warranty against manufacturing faults and is valid for 12 months from time of purchase.  The intellectual property rights to the TransAKT™ design belong to us.  We have no other manufacturing agreements in place for our TransAKT terminals.

All raw materials for our products are sourced from China and the United Kingdom.  Due to the fact that our product uses computer components, the price of these components can be highly volatile and are subject to the risk of obsolescence.  In order to control costs and the risk of obsolescence, we contract with a manufacturer at a set price for the building of our product over a number of terminals.  The manufacturer becomes responsible for making sure enough inventory is in stock and if not available quickly implements minor product changes to allow for components to be replaced.

Marketing

Our products are currently offered in Canada and the United States only.  We have had limited revenues in the last three fiscal years.

It is not our intention to engage in the capital and management intensive industry of large-scale marketing of our products.  In most cases, we will align ourselves with major distribution partners such as banks, ISO’s (Independent Sales Organizations) and telephone companies for the sale of our products through their channels of distribution. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We do not plan to employ our own direct sales force initially, but rather employ regional managers, field service engineers and customer representatives to support our channel partners and work closely with sales forces.  We currently have agreements with Your Choice for Easy Payments Inc. and CardReady International for the sale of our products.  Your Choice for Easy Payments Inc. has the exclusive rights to market our products to Dominos Pizza franchisees subject to meeting certain sales targets.  CardReady International serves as an independent sales organization for our products in the United States.

While the initial marketing emphasis will be on North America, the Company plans to enter the European and Asian markets through the establishment of marketing partners.  This strategy is increasingly important because the market in Europe is almost three times the size of the North American market.  The amount of funding that will be required to enter the European and Asian markets is dependent on the product changes that will be necessary at the time we roll out into those markets.  We anticipate roll-out into the other markets to begin around the end of 2004 .

In marketing the TransAKT™, we target those businesses that conduct commercial transactions away from a central business location, including food delivery, utilities, government house cleaning, healthcare, financial services, delivery vans, landscaping, trades persons, and taxicabs, etc.  Mobile solutions are emerging technologies and applications where enterprises and consumers can carry out their business whenever and wherever they want.

Patent rights, copyrights, trademarks, trade secrets and similar intellectual property are important to our success.  We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights.

A patent application protecting the proprietary technology of the TransAKT™ was filed in the Canadian Patent Office on November 18, 1999.  This application is “provisional” with the expectation that further refinements in the technology will follow and will be included in corresponding U.S. and P.C.T. applications.

We continue to make filings for the trademark(s) and patents in Canada and the U.S.  We are also reviewing whether to register the industrial design of the technology. Our agents conduct a search every three months to keep us abreast of all filings in this area.

Business Relationships

We believe in forming strategic business relationships with capable and strong companies that can help us grow.  We have formed strategic business relationships with companies like Motorola, Vital Processing Services and FedChex.

Due to the arrangement we have set up with Motorola we have access to information on newest mobile phones that are being released by Motorola.  We are able to receive detailed information on the mobile phones which helps us plan and build new models of our wireless payment terminals.

We have no formal agreement with Vital Processing Services.  Vital has certified that the software in our terminals works on their system.  We are in discussions with Vital with respect to support of our products.  The certification on Vital’s processing system allows us to market our product to all the acquirers that are connected to them.  According to Vital they process one out of every four electronic payment transactions in North America and processes for the top 25 merchant service account providers in the United States

We have integrated FedChex’s check verification software into our TransAKT terminals which allows us to offer check processing services to our clients.  FedChex has chosen the TransAKT as its preferred wireless terminal.  FedChex has agreed to market the TransAKT to its client base.

Competition

The cellular communications industry is expanding at exceptional rates both in utilization and functionality demands.  Companies such as Nokia, Ericcson, Qualcomm, Palm Pilot, ZiCorp and Motorola are rushing to expand the utility of their products in areas of data communication and entertainment.  Some companies, for example, have incorporated video games into their cellular phones.  For our initial product line, we have identified certain areas of functionality that can be enhanced in cellular phones and have integrated this functionality by attaching our credit card reading devices to the phones. By externalizing this technology, we are able to develop products that have certain communication capabilities that cellular telephones alone cannot presently duplicate because of problems they face modifying the internal cellular telephone technology to meet the security demands of the sponsoring financial institutions.

We are a relatively new company within the industry and our ability to compete is a function of the funding we are able to obtain to compete with those companies with more resources than we have.  Our products use normal cellular communications to process transactions whereas our competitors use dedicated data networks such as the CDPD network (Cellular Digital Packet Data).  Normal cellular communications refers to the digital cellular network that is well established in North America.  Service providers for this network include Sprint, Verizon Wireless, and Altel.  The coverage of the dedicated data networks is not as wide spread as the normal cellular communications coverage and that is our main competitive advantage.  Another advantage is that some of our competitors charge additional monthly fees for use of their terminals whereas we do not.  Dedicated data networks were launched solely for the purpose of providing a system that could be used in a mobile environment for varied applications.  Several companies in the wireless payments industry saw the dedicated data networks as an ideal way to provide their service.  These systems required some infrastructure to be put in place and originally covered only large cities.  Over time the use of the dedicated networks did not meet expectations and the result is the planned shut down by some of the largest service providers.

The market we are trying to break into is dominated by several large companies who are far more established than we are and have far more marketing resources than we do.  Their terminals are well known in the marketplace whereas our terminals are not.  Some of our principal competitors include Ingenico, Nurit, and Mist Wireless.  We have just recently begun marketing our products and our share of the market at the current time is negligible.

ORGANIZATIONAL STRUCTURE

In June 2004 we incorporated TransAKT USA Corp., a wholly owned subsidiary that will be responsible for all sales and distribution activities of our wireless payment terminals in the United States. We currently have no other subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Year ended December 31, 2003 versus Year ended December 31, 2002

Management's discussion and analysis of TransAKT's financial position and the results of its operations in 2003 should be read in conjunction with the Company’s audited financial statements.

Overview

2003 was the Company’s first year of commercial production and sales. The year marked the achievement of a major milestone in the development of the Company.

Financial Highlights

Revenues

Revenues for the year ended December 31, 2003 increased by $138,782 to $145,091 compared to $6,309 for the previous year. The revenue increase was a result of the shift of the Company from development to sales and marketing as its product reached commercialization.

Product gross margin

Product gross margin was 45% for the year which was comparable to 46% in the previous year.

Cash flow management

Cash flow from operations for the year, including changes in non-cash working capital was $(809,943) in 2003. This was an improvement of $588,895 compared to $(1,398,838) in 2002. The improvement was a result of increased sales and the benefit of cost cutting measures implemented by the Company. Cash flow from financing in 2003 was $583,420 primarily due to a shares for debt settlement and a small share issuance during the year. Cash flow from investing in the 2003 was $(20,151) versus $(305,177) in 2002, primarily due to reduced patent and trademark filing costs. Cash on December 31, 2003 was $27,703 compared with cash of $274,377 on December 31, 2002, a reduction of $(246,674). Until such time as the sales of the Company’s products are able to sustain operation, the Company will rely on future financing in order to fund ongoing sales and marketing activities.

Net loss

Net loss for the year was $(699,688), compared with $(1,331,445) in 2002, an improvement of $631,657. $553,643 of this improvement was from overall reductions in operating costs.

Results of Operations

Operating loss

The Company’s operating loss for the year ended December 31, 2003 was $(716,137), compared with an operating loss of $(1,332,899) for the same period in fiscal year 2002, an improvement of $616,762. This improvement was due to $63,119 from gross margin as product sales grew by $138,782. The balance of the improvement compared with the same period in 2002 was due to a decrease in yearly operating expense of $553,643, from $1,332,899 to $716,137 primarily caused by Company cost cutting measures.  The reduction in operating expense of $553,643 for the year ended December 31, 2003 when compared with fiscal year 2002 was made up of the following items:  management and consulting fees were $265,130 in 2003 versus $406,592 in 2002. The reduction was a result of the closure of the Company’s Vancouver office in 2002.  Depreciation and amortization for the year was $134,993 versus $17,375 in 2002. The increase was due to the depreciation of assets that were not depreciable until commercial production began.  Research and development costs reduced from $289,035 in 2002 to $111,920 in 2003 as a result of the completion of development of the Company’s first product line.  In fiscal year 2003 the Company took measures to reduce its yearly expenses and improve operational efficiency by closing its Vancouver operations and integrating them into its Calgary head office. The result was seen in the reduction in office expenses from $318,682 in 2002 to $108,256 in 2003; rental expenses from $114,253 in 2002 to $66,797 in 2003, and telephone expenses from $24,400 in 2002 to $19,779 in 2003.  Interest and bank charges increased to $21,162 versus $3,868 in 2002 due to accrued interest on the Company’s inventory loan.  Professional fees saw a reduction from $57,666 in 2002 to $10,997 in 2003 and travel expenses also saw a reduction from $90,873 in 2002 to $33,931 in 2003 as a result of the closure of the Company’s Vancouver office and related travel costs.

Net loss

The Company’s net loss for the year ended December 31, 2003 was $(699,688), compared with $(1,331,445) for 2002, an improvement of $631,757. The net loss for the year resulted largely from an operating loss of $(782,152) previously described.

Liquidity and Capital Resources

The Company’s cash on December 31, 2003 was $27,703 compared with cash of $274,377 on December 31, 2002, a change of $(246,674). Cash flow from operations for the year ended December 31, 2003 was $(809,943), and financing and investing activities increased cash flow in the year quarter by $563,269. Of this amount, $(20,151) cash flow from investments was offset by $583,420 cash flow from financing. The Company’s December 31, 2003 cash balance is not adequate enough to sustain the Company’s expected growth in existing operations. Ongoing improvements in revenue, gross margin and working capital are expected to generate positive cash flow from operations in future quarters. The Company had no long-term debt on December 31, 2003. The Company’s working capital on December 31, 2003 was $(79,763) compared with working capital of $125,372 on December 31, 2002, a decrease of $(205,135). During 2003, current assets decreased by $(135,994), from $556,846 on December 31, 2002 to $420,852 on December 31, 2003 due to a decrease in cash of $(246,674), a decrease in prepaid expenses of $171,179, an increase in accounts receivable of $1,425, and an increase in inventories of $280,434. Current liabilities increased by $69,051 from $434,474 on December 31, 2002 to $500,525 on December 31, 2003. The reduction on accounts payable of $134,566 was offset by the transfer of the balance of the long term debt from 2002 to current liabilities in 2003.

Cash Flow from Operations

During the year ended December 31, 2003 the Company used cash in operations in the amount of $(809,943), compared with $(1,398,838) for 2002, a change of $588,895.  The improvement in cash flow from operations compared to 2002 of $588,895 was due to a significant improvement in the net loss from continuing operations, which increased cash flow from operations by $631,757. The major negative working capital item compared to 2002 was the change in inventory which contributed $(280,434).

Financing Activities

During the year Company had cash flow from financing activities in the amount of $583,420 compared to

$1,795,184 in 2002.

Investing Activities

During year ended December 31, 2003 the Company used cash from investing activities in the amount of $(20,151), which is $(285,026) less than the $(305,177) reported for 2002. The difference is due to reduced patent and trademark filing activities as well as equipment purchases.

Impact of Inflation

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low

Foreign Currency

The Company’s revenue and cost of product sales are primarily earned and spent in United States dollars.  Operating expenses are primarily denominated in Canadian dollars. Consequently, significant movements in exchange rates may have a significant impact on financial results.

LIQUIDITY AND CAPITAL RESOURCES

TransAKT's financial condition can be impacted by the fluctuations in the exchange rate between the Canadian dollar and the US dollar due to the fact that some of the funds that we raise for capital are in Canadian dollars, we report in Canadian dollars and all of our inventory is purchased in US dollars.  Also our revenues are mainly generated in US dollars and our operating expenses are mostly in Canadian dollars.

Our sales have generated limited revenue to date and we will require $1,500,000 for operations, marketing, and research and development.

Over the past two years we have raised a total of $1,905,411 from private placements; $1,516,200 was raised in 2002 and $389,211 was raised in 2003.

In order to fund ongoing operations we reached agreements with certain creditors and issued 892,319 shares at a price of $0.39 per share to settle total debt of $348,004.39.  The shares for debt settlement occurred on December 9, 2003.

The fact that we have been successful in raising funds from private placements and have been able to settle debts with the issuance of shares in the past is not an indication that we will be successful in obtaining funds in this manner on acceptable terms in the future.

On January 12, 2004 we announced that we had initiated a US$2,550,000 financing comprised of 8,500,000 shares at US$0.30 per share.  On June 24, 2004 we announced the closing of the above private placement with US$1,065,664.50 being raised.  We currently do not have any debt or equity agreements in place that would help fund operations over the next twelve months and we anticipate that we will require $1,500,000 during the next twelve months in order to sustain operations and effectively market our products in addition to $500,000 for continuing research and development.  We will need to raise additional funds in order to carry out our business plans and will need to raise the funds through debt or equity transactions.

At this time we can not determine what our long-term liquidity needs are.  This is due to the fact that we have limited history with respect to sales and since we are still in the process of proving our business plan we are unable to reasonably determine what portion of our expenses will be covered by sales.

We do not anticipate having any material capital expenditures over the next 12 months except for the carrying of inventory.  We intend to finance the inventory purchases by obtaining inventory and purchase order financing from financial institutions.  This type of financing is usually available if the client purchasing the product has good credit and the Company seeking the financing has a good track record in the marketplace.  Up until now we have generated limited revenue and we have only been selling our products for a brief period of time.  In the event that we are unable to obtain this type of financing we will have to seek other forms of debt or equity financing which can be affected by market conditions and general economical trends.

December 31, 2002 versus December 31, 2001

Operational Expenses

Our operating expenses in fiscal year 2002 increased slightly to $1,335,795 from $1,258,496 in fiscal year 2001.  Research and development costs were $289,035 in 2002 versus $420,717 in 2001.  The reduction was due to the fact that we were nearing the completion of the development of our products.  Management and consulting fees were $406,592 in 2002 and $245,083 in 2001. The increase was a result of the general increases in fees year over year and the addition of marketing staff.  Office expenses increased from $188,732 in 2001 to $318,681 in 2002 due to the increase in investor relations activities.  Rental costs in 2002 were $114,253 closely matching the $115,874 experienced in 2001. The reason for the decrease was due to the closure of the Vancouver office towards the end of 2002.  In 2001 a one time write down of a long term investment in the amount of $74,759 was charged to income.

Revenues

During the fiscal year ended December 31, 2002, we had $6,309 in sales with a cost of goods sold of $3,413, while during fiscal year 2001 we had no sales since we were still developing our first products.

Our net loss for year 2002 closely matched our net loss for 2001.  In 2002 we experienced a net loss of $1,331,445 compared to a net loss for year 2001 of $1,258,496.

As at December 31, 2002 we had working capital of $125,372 as compared to a deficit of $404,533 on December 31, 2001.  The increase was due to the receipt of funds for an inventory loan the conversion of $421,966 of short term loans into shares.  On December 31, 2002 we had net cash on hand of $274,377 compared to $183,208 on December 31, 2001 As of December 31, 2002 our accumulated deficit was $4,376,624 as compared to an accumulated deficit of $3,045,179 on December 31, 2001. Total assets were $1,122,068 compared to $615,262 on December 31, 2001.

Liquidity and Capital Resources

Working capital used in operating activities was $1,314,070 compared to $1,230,354 for the same period in the previous year.  The slight increase was a result of higher management and consulting fees and office expenses which were offset by lower research and development expenses as well as lower professional fees (see discussion of operating results above).  Net changes in non-cash working capital was ($84,768) compared to $217,290 at December 31, 2001.  The difference was mainly due to the increase in prepaid expenses and deposits of $161,455 and the in 2002 and the $72,566 reduction of research and development tax credits refundable in 2001.

Cash flow used by investing activities increased in 2002 to $305,177 from $140,800 in 2001.  Filings for patents and trademarks in 2003 amounting to $101,000 versus $28,196 in 2002 as well as additions to capital assets of $204,177 in 2003 versus $112,604 in 2002 accounted for the increase.

Our cash flow from financing activities in 2002 was $1,795,184 versus $859,421 in 2001.  We financed our operations during fiscal year 2002 through the issuance of common shares with proceeds of $1,754,750.  The issuance of common shares in the amount of $1,754,750 in 2002 versus $739,455 in 2001 was the major contributing factor to the difference in our cash flow from financing activities year over year.

December 31, 2001 versus December 31, 2000

During the year, the Company continued to advance the development and commercialization of the TransAKT.

In 2001, we received shareholder and regulatory approval for continuance of the Company as an Alberta Corporation.

Operational Expenses

The company was in the development stages and therefore had no operating revenues. Our focus was on the development of our TransAKT Point-of-Sales unit.

Research and development costs for the year, including certain fees paid to management were $420,717 ($363,448 – 2000). Research and development costs are made up of consulting and parts expenses related to product development (see Note 9 to the financial statements). Management and consulting fees totaling $245,083 ( $363,709 – 2000) were paid to four individuals from January to December. Office expense was $188,731 ($135,084 - 2000), office rental costs were $115,874 ($86,815 – 2000) and professional fees were $105,758 ($36,385 – 2000).

These increases reflect additional staff, rental of a new office in Vancouver and the general expansion of the company’s business, year over year. Travel costs related to business development and financing efforts were $72,443 ($66,921 – 2000).

Liquidity and Solvency

Our working capital was ($404,532) on December 31, 2001 compared to $227,166 on December 31, 2000. We did not have sufficient financial resources to undertake the operation and expansion of our proposed business.

RESEARCH AND DEVELOPMENT PATENTS AND LICENSES

We defer and amortize to operations all costs incurred to secure patents and trademarks, including patent application costs, have on a straight-line basis over five years once commercial production has commenced.

We expense research costs as incurred. Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized to operations over the estimated market life of the product developed.

If we determine that the carrying value of the development costs will not be realizable by reference to the present value of future expected cash flows for the projects, we write down related costs to their recoverable value.

In 2003, 2002, and 2001 we spent $111,920, $289,035, and $420,171, respectively, on company sponsored research and development activities to bring our wireless point of sale systems to market.

TREND INFORMATION

TransAKT participates in an industry with tremendous competition, scope, global opportunity and technological change. According to Telecom Trends International the global, mobile commerce (“m-commerce”) market is expected to grow from $6.8 billion today to over $554 billion by 2008.  Also according to Telecom Trends International global m-commerce users are expected to grow from 95 million in 2003 to 1.7 billion in 2008.  “M-commerce” is an area of activity comprised of transactions with monetary value conducted via a mobile device.  These transactions may involve intangible goods delivered to the mobile device in digital format, as well as tangible goods that are purchased using the mobile device but delivered separately.  TransAKT intends to compete as a multi-product company targeting a number of different telecommunications industry niches. As the quality and functionality of cellular phones has advanced significantly, their affordability has also improved. As the cost-spread between fixed-line and mobile phones narrows, it is likely that people will use their convenient mobile phone more.  Our business is currently focused on one small segment of the industry and the projected growth may not be achieved.

The enormous acceptance of the cellular phone on a global scale has meant full capacity for the cellular phone manufacturers. As a result, cellular phone manufacturers have been unable to address the increasing need for cellular phone accessories. The market for wireless products is relatively young. Already the lines between voice and data communications are blurring as the demand for 24-hour access to people and information increases dramatically. Wireless data, from simple data transmissions to sophisticated messaging applications, will drive the next generation of growth in wireless.

Data requires a broad based digital network to be effective, so the market is just beginning in the U.S. Currently, the wireless data market is comprised of mobile business professionals and workers in the field. Vertical markets across many industries - health care, finance and field service, to name a few - have a ready need for specialized wireless data applications. The real market potential, however, is the mass consumer.  Since we have a limited sales history and limited revenues we do not have any Company specific trend data to extrapolate from.

Just as answering machines enhanced the traditional telephone as a method of communications, wireless data is expected to enhance the cellular phone as a communication device. Wireless data will exist alongside voice as a standard set of communication options, each with its own distinct advantages.

Wireless data represents the next logical step to applications that have already established a foothold in the consumer market.

Over time as more and more companies enter the marketplace with new terminals margins will generally decrease on existing terminals.  Larger more established companies are able to subsidize product purchases with rebates and other promotions which may force us to drop our prices to stay competitive.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The Company has entered into a lease agreement for office space expiring April 30, 2005.  The minimum lease payments are:

2004	34,152
2005	11,384
$45,536

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

Name	Age	Position
Daniel Pomerleau	48	Chairman, CEO, President, and Director
Leroy Wolbaum	62	Director
Roland Williams	52	Director
Gordon Miller	46	Director
Riaz Sumar	33	CFO and Director
Jean Pomerleau	44	Chief Operating Officer
Stephen Miller	47	Director
James Wu	51	Director

Other than Daniel Pomerleau and Jean Pomerleau, who are brothers, none of the above Directors or officers are related and no arrangements or understandings with major shareholders, customers, suppliers, or other persons resulted in their selections as a Director or Officer.

Daniel Pomerleau

Mr. Pomerleau founded TransAKT Corp in 1997 and has been President since inception.  With over 17 products and patents developed, Mr. Pomerleau brings significant inventive and technical experience.  Since attending University, Mr. Pomerleau has worked in the oil field industry as a technical director for a number of international drilling companies such as NL Baroid and International Drilling Fluids.  From 1991 to 1994 Mr. Pomerleau founded and was President of Trident Systems.  From 1994 to 1997 he founded LWT Instrument Inc. (oil field instrumentation), and Absolute Zero Emissions Technology Corporation ( variable cam timing system for internal combustion engines).

Leroy Wolbaum

Mr. Wolbaum has been  a Director of Anglo Swiss for the past 10 years as well as Mart Resources for the last

8 years. Anglos Swiss is mining company and Mart Resources is an oil and gas company; both are publicly traded companies and trade on the TSX Venture Exchange.

Roland Williams

Mr. Roland Williams brings a strong technical background to the Board of Directors.  Since 1995, he has served as Senior Vice President, Technology Solutions for Zi Corp Inc., an embedded software technologies company.

Gordon Miller

Gordon Miller has been part owner and operator of Miller Excavating for the last 25 years.  He serves as an independent Director for the Company.

Riaz Sumar

Mr. Riaz Sumar, became Chief Financial Officer of the Company in October 2002 and became a Director on July 14, 2003.  Mr. Sumar has experience in public company governance and regulatory requirements both in Canada and the United States.  Mr. Sumar’s principal occupation from February 1996 to October 2002 was serving as Controller for Tracer Petroleum Corporation, an international oil and gas exploration company.

Jean Pomerleau

Mr. Jean Pomerleau became Chief Operating Officer in August 2003.  From 1997 to present Mr. Pomerleau has been the Company’s general manager of operations.

Stephen Miller

Mr. Stepehn Miller joined our board of directors on November 26, 2003.  Mr. Miller is a principal with Convergence Management, a wireless strategy, planning and management consulting firm located in Vienna, Virginia.  Mr. Miller brings significant experience in creating business development strategies that increase market share, revenues and profitability.

From 1997 to 2003 Mr. Miller was the Vice President/General Manager for Nextel Communications, a Fortune 300 company with over $8 billion in revenues. There he developed the national sales program producing over $400 million annually, and increasing subscribers by over 500,000. He successfully negotiated contracts with major corporations such as IBM, @Road, Brightpoint, American Connections and American Wireless. He was recognized in Nextel’s prestigious President’s Club and President’s Council for sales performance.

Before joining Nextel, Mr. Miller was a Vice President for Metrocall, Inc. a publicly held wireless company.  There he directed the nationwide network services business, working with the top 100 MSA’s across the United States. Under his direction, Metrocall acquired over 100,000 new subscribers through its direct and indirect sales and distribution channels. He successfully developed distribution strategies and agreements with several large corporations including Verizon, Westinghouse, Eastern Telecom and Ritz Camera Stores. He was consistently recognized and given Metrocall’s National Achievement Awards.

Previous work history included leadership positions in the advertising, direct marketing and publishing business, most notably, Harte-Hanks Communications a former Fortune 250 company. Mr. Miller is a certified sales leadership trainer through the Huthwaite Group.

James Wu

Over the past five years Mr. James Wu has been the President of IP Mental Inc., a Taiwan based company, which provides Voice over Internet Protocol services and hardware globally.  Mr. Wu joined the Company on June 21, 2004.

COMPENSATION

COMPENSATION OF DIRECTORS

The following table sets forth the compensation paid to our President and two other most highly compensated executive officer for the years indicated.  No other executive officer of TransAKT earned a salary and bonus for such fiscal year in excess of CDN$100,000.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Daniel Pomerleau President	2003/12/31 2002/12/31 2001/12/31	45,000 45,500 60,000	Nil 10,000 Nil	Nil Nil Nil	700,000 700,000 700,000	$1,129,878 $1,398,897 $1,045,094	Nil Nil Nil	Nil Nil Nil
Jean Pomerleau President	2003/12/31 2002/12/31 2001/12/31	72,500 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Riaz Sumar Chief Financial Officer	2003/12/31 2002/12/31 2001/12/31	90,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	500,000 N/A N/A	$147,000 N/A N/A	Nil N/A N/A	Nil N/A N/A

(1)

 In 2003 Mr. Sumar purchased 700,000 escrow shares from a former insider of the Company. This purchase was approved by the TSX Venture Exchange.

(2)

On October 18, 2000 in connection with the closing of the reverse takeover transaction with Wildcard Communications

Canada Inc., Mr. Pomerleau acquired 4,180,374 performance escrow shares at a price of $0.01 per share. At the end of

2001, the value of these shares had decreased to $1,045,094. In 2001, Mr. Pomerleau entered into agreements to acquire an additional 1,396,061 performance escrow shares in aggregate from other principals of the Company, subject to the approval of the TSX Venture Exchange. The purchase of 1,200,000 of these shares was completed on April 24,

2002.

Performance escrow shares are shares that were issued to the principals of Wildcard Communications in conjunction with the reverse take over transaction of Green Point Resources when the Company went public on October 18, 2000.  The TSX Venture Exchange required that the shares be put into escrow and released over time.  The reason for this is to insure that management and the key principals retain an interest in the Company for a period of time following the public transaction.  Under the terms of the escrow agreement shares can be transferred from one director or officer within the Company to another.

BOARD PRACTICES

Each Board member is elected at the Company’s Annual General Meeting and holds office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Company Act (Alberta) or he or she becomes disqualified as a Director.

Name	Position	Director or Officer Since
Daniel Pomerleau	Chairman, President, and CEO	2000/10/18
Roland Williams	Director	2000/10/18
Gordon Miller	Director	2003/06/13
Riaz Sumar	Director, CFO	CFO Since 2002/10/03 Director Since 2003/06/13
Stephen Miller	Director	2003/11/26
Leroy Wolbaum	Director	2004/06/21
James Wu	Director	2004/06/21

No Director or officer has a service contract with the Company.

Audit Committee.  The audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the audit committee are Riaz Sumar, Roland Williams, Leroy Wolbaum and Daniel Pomerleau.

Compensation Committee.  The compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the compensation committee are Leroy Wolbaum, Gordon Miller, and Daniel Pomerleau.

Corporate Governance Committee  The corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the corporate governance committee are Leroy Wolbaum, Roland Williams, and Gordon Miller.

EMPLOYEES

We have no employees and use independent consultants for all corporate activities.  We currently have 3 independent consultants in addition to the executive board members that carry out day to day operations.  One consultant takes care of our sales efforts, the other takes care of overseeing day to day operations and the third takes care of investor relations activities.

SHARE OWNERSHIP

The following table sets forth information, as of June 24, 2004, with respect to the beneficial ownership of our common stock by each of the Company’s officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Warrants	Total	Percent of Class
Gordon Miller	2,565,285	-	434,785	3,000,070	9.37%
367386 Alberta Ltd.(a)	724,694	-	265,219	989,913	3.11%
Gordon Miller Family Trust	56,400	-	-	56,400	0.18%
Michael Pierce	1,492,776	300,000	-	1,792,776	5.63%
Daniel Pomerleau	5,380,374	700,000	-	6,080,374	18.84%
Roland Williams	-	350,000	-	350,000	1.10%
Riaz Sumar	739,850	500,000	-	1,239,850	3.87%
	377,215e	-	-	377,215	1.19%
All Officers and Directors as a group	11,336,594	1,850,000	700,004	13,886,598	40.70%

(a)

Gordon Miller owns 50% of 367386 Alberta Ltd.  Only his proportionate share is shown above.  Voting and investment control over the shares held by 367386 Alberta Ltd, is shared 50/50 by Gordon Miller and his brother, Robert Miller.  Gordon Miller exercises full voting control and investment control over the Gordon Miller Family Trust.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

SHARE OWNERSHIP

The following table sets forth information, as of June 24, 2004, with respect to the beneficial ownership of TransAKT Corp.’s common shares by each person known to be the beneficial owner of more than 5% of the outstanding common shares, by each of the Company’s officers and directors, and by the officers and directors of the Company as a group.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)
Common	Gordon Miller Suite 202, 1212 – 31st Ave., N.E. Calgary, Alberta T2E 7S8	2,565,285 shares	8.13%
Common	Daniel Pomerleau Suite 202, 1212 – 31st Ave., N.E. Calgary, Alberta T2E 7S8	5,380,374 shares	17.04%

During the past three years, the only significant changes in the percentage ownership of shares held by TransAKT’s major shareholders were as follows:

Mr. Daniel Pomerleau - (a) On October 18, 2000 in connection with the closing of the reverse takeover transaction with Wildcard Communications Canada Inc., Mr. Pomerleau acquired 4,180,374 performance escrow shares at a price of $0.01 per share; and (b) In 2001, Mr. Pomerleau entered into agreements to acquire an additional 1,396,061 performance escrow shares in the aggregate from other principals of TransAKT, subject to the approval of the TSX Venture Exchange. The purchase of 1,200,000 of these shares was completed on April 24, 2002.

Mr. Gordon Miller – Pursuant to a private placement that closed on June 24, 2004, .Mr. Miller purchased 1,000,000 shares of the Company at US$0.30 per share.

TransAKT’s major shareholders do not have any different voting rights than those held by any other shareholder.

TransAKT is not directly or indirectly owned or controlled by any other corporation(s), by an foreign government or by any other natural or legal person(s) severally or jointly, except as disclosed above.  TransAKT is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of TransAKT.

RELATED PARTY TRANSACTIONS

On March 11, 2002 we completed a private placement of 600,000 units at a price of $0.25 per unit with Bar HR Land & Cattle Ltd.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant, where each warrant entitled the holder to purchase one additional common share for a period of one year at a price of $0.75 per share.  Bar HR Land & Cattle Ltd. Is owned 50% by Daniel Pomerleau, Director and 50% by Jean Pomerleau, Chief Operating Officer.

On May 1, 2003 we announced that we would conduct a private placement of 2,300,000 units at $0.23 per unit.  Each unit was comprised of one common share and one non-transferrable share purchase warrant.  Each full warrant would entitle the holder to purchase one additional common share for a period of two years at a price of $0.45 per share.  The private placement closed on July 3, 2003 with 1,692,222 Units being issued for proceeds of $389,211.06.  Gordon Miller, a new director of the company, purchased 965,222 of the Units.

On December 9, 2003 we announced the completion of a shares for debt settlement with certain creditors.  We issued a total of 892,319 shares at a price of $0.39 per share for to settle total debt of $348,004.39.  Of the shares issued Jean Pomerleau, Chief Operating Officer,  received 82,051 shares to settle outstanding fees and expenses of $31,999.89 and Michael Pierce, Director, received 21,948 shares to settle outstanding fees of $8,559.72.

On June 24, 2004 we closed a private placement of 3,552,215 shares at US$0.30 per share.  Jean Pomerleau the Company’s Chief Operations Officer and Gordon Miller, Director purchased 77,2125 and 1,000,000 shares respectively in the placement.

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1

ITEM 9.

THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

(a) Set forth below is the annual high and low market prices for TransAKT’s stock since it commenced trading on the Toronto Venture Exchange (TSX) on October 18, 2000.

	2000	2001	2002	2003
High	$5.60	$3.60	0.88	0.49
Low	0.14	0.21	0.22	0.18

(b) Set forth below is the high and low market prices for each financial quarter during the two most recent full financial years

Year 2002

Quarter	March	June	Sept	Dec

High	0.53	$0.88	0.65	0.45
Low	0.22	0.4	0.38	0.25

Year 2003

Quarter	March	June	Sept	Dec

High	$0.40	0.28	0.49	0.42
Low	$0.18	0.18	0.20	0.23

(c) Set forth below is the high and low market prices for each month during the last six calendar months

Year 2004

Six Months	December 2003	January	February	March	April	May

High	0.35	0.38	0.60	0.42	0.40	0.42
Low	0.23	0.23	0.32	0.30	0.29	0.30

(d) Set forth below is the high and low market prices for each month on the OTC/BB since trading began in June 4, 2004.

MARKETS

Our shares currently trade on the Over The Counter Bulletin Board under the symbol TKTJF and also trade on the TSX Venture Exchange under the symbol TKT.  There is a limited trading market for our shares and the market is not liquid.

ITEM 10.

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth in the Company’s Amendment No.3 to Form 20-F/A filed with the SEC on March 8, 2004, under the heading “MEMORANDUM AND ARTICLES OF ASSOCIATION”.

MATERIAL CONTRACTS

Each of our material contracts has been described within our Registration Form 20-F and is hereby incorporated by reference.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to shareholders of the Corporation there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of TransAKT Corp. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

 The discussion of Canadian tax consideration is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and the Company's understanding of published administrative practices of Canadian Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U. S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by the Company, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on its common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. holder's foreign source taxable income allocation to such category bears to such U.S. holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

For U. S. federal income tax purposes, the amount of any distributions made on a common share to an Unconnected U.S. Shareholder in Canadian dollars will equal the U.S. dollar value of the Canadian dollars calculated by reference to the appropriate exchange rate in effect on the date of receipt of the distribution, regardless of whether the Canadian dollars are actually converted into U.S. dollars upon receipt. Unconnected U.S. Shareholders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Canadian dollars which are converted into U.S. dollars subsequent to receipt by the shareholder.

The sale of common shares generally will result in a gain or loss to the Holder in an amount equal to the difference between the amount realized and the Holder's adjusted cost basis in the shares. Provided that the Holder is not considered a "dealer' in the shares sold, gain or loss on the sale of the common shares will generally be capital gain or loss.

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry forward unused capital losses indefinitely.  Unused capital losses of a corporation may be carried back three years and carried forward five years.

Canadian Tax Considerations

Dividends paid or credited, or that the Company deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of TransAKT Corp.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DOCUMENTS ON DISPLAY

All documents filed in connection with this registration statement have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system.  The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translational risk and currency transaction risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in US dollars and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the US dollar in relation to Canadian dollar will therefore have an impact upon profitability of our operations and may also affect the value of  our assets and the amount of shareholders’ equity.

In regards to transaction risk, our functional currency is the US dollar and its activities are predominantly executed using the US dollar. We incur a relatively small amount of expenses in Canadian and Philippines currencies. However, due to the fact that the majority of our financings are completed in US dollars, we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC-BB and are bought and sold in US dollars (see tables in Item 8.). We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments. This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest earning investments are short-term. Thus any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for oil and gas. In the past oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. We currently have no significant operating revenue.

.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15.

CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing the company’s financial reporting procedures, internal controls, and the performance of the company’s auditors. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board. Members of the Audit Committee are Riaz Sumar, Roland Williams, Leroy Wolbaum and Daniel Pomerleau.

The Company's Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Mr. Riaz Sumar who serves as a Director of the company. Mr. Sumar is a Certified General Accountant.

ITEM 16 B: CODE OF ETHICS.

The Company has not adopted a formal “code of ethics”, however, it does maintain written standards that are reasonably designed to deter wrong-doing and to promote:

1.

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

 2.

Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, regulatory agencies and in other public communications made by the registrant;

3.

Compliance with applicable governmental laws, rules and regulations;

4.

The prompt internal reporting of violations of the standards to an appropriate person or persons identified in the standards; and

5.

Accountability for adherence to the standards.

In addition the Company practices corporate governance in accordance with rules and regulations in Canada.

Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the shareholders and takes into account the role of management who are appointed by the Board of Directors and who are charged with the on-going management of the company. The Board of Directors of the company encourages sound corporate governance practices designed to promote the well being and on-going development of the company, having always as its ultimate objective the best long-term interests of the company and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits the company’s employees and the communities in which the company operates. The Board is of the view that the company’s corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the TSX Venture Exchange.

To better fulfill and implement the Board’s corporate governance policies, a Corporate Governance Committee has been established. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee are Leroy Wolbaum, Roland Williams, and Gordon Miller

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

The Company’s external auditors, Daunheimer and Dow LLP, charged total fees of $861.66 for the year ended December 31, 2003. Daunheimer and Dow LLP provides audit and review services for, respectively, annual and interim financial statements of the Company as well as tax advice and the preparation of annual tax returns.

ITEM 16 D.  EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

N/A

PART III

ITEM 17.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-1

Annual Financial Statements for years ended December 31, 2002, 2001 and 2000:

Balance Sheets	F-3

Statement of Loss and Deficit	F-4

Statements of Cash Flows	F-5

Notes to Financial Statements	F-6 to F-15

Interim Financial Statements for period ended September 30, 2003:

Balance Sheets	F-16

Statement of Loss and Deficit	F-17

Statement of Cash Flows	F-18

Notes to Interim Financial Statements	F-19 to F-23

ITEM 18.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit No.	Exhibit
1.1*	Articles of Amalgamation
1.2*	Bylaws
2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note
12	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.
13	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.

* Incorporated by reference to the Exhibits filed with the registrant's Form 20-F filed on September 16, 2003.

TRANSAKT CORP.

Financial Statements

Years ended December 31, 2002, December 31, 2001 and December 31, 2000

TRANSAKT CORP.

Index to Financial Statements

AUDITOR’S REPORT

F-1

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED

F-2

FINANCIAL STATEMENTS

Balance Sheet

F-3

Statement of Loss and Deficit

F-4

Statement of Cash Flows

F-5

Notes to Financial Statements

F-6 to F-15

                                                                      AUDITORS’ REPORT

To the Shareholders of TRANSAKT CORP.

We have audited the balance sheet of TRANSAKT CORP. as at December 31, 2003, December 31, 2002, and December 31, 2001 and the statements of loss and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003,  December 31, 2002, and December 31, 2001 and the results of its operations and  its cash flows for the years then ended in accordance with United Statesgenerally accepted accounting principles.

"Daunheimer & Dow LLP"

Calgary, Alberta

Chartered Accountants

May 6, 2004

         MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management.  The consolidated financial statements have been prepared by management in accordance with the accounting policies outlined in the notes to the consolidated financial statements.  When alternative accounting methods exist, management has chosen those that seem most appropriate in the circumstances. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date.  In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with accounting principles and practices generally accepted in Canada.

Management maintains appropriate systems of internal accounting and administrative controls.  Policies and procedures are designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reasonable assurance that the financial information is relevant, reliable and accurate.

Daunheimer & Dow LLP, an independent firm of chartered accountants, has been engaged, as approved by a vote of the shareholders at the Corporation’s most recent annual general meeting, to examine the consolidated financial statements in accordance with auditing standards generally accepted in Canada and the United States and provide an independent audit opinion.

The Board of Directors annually appoints an audit committee consisting of a majority of non-management directors.  The committee meets with the Corporation’s independent auditors to review any significant accounting and auditing matters and to discuss the results of the annual audit examination.  Daunheimer & Dow LLP has full and free access to the audit committee.  The audit committee also reviews the consolidated financial statements and auditors’ report and submits its findings to the Board of Directors.  The audit committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

TRANSAKT CORP.

Balance Sheet

December 31, 2003, December 31, 2002, and December 31, 2001

2003	2002	2001

ASSETS

CURRENT

Cash and cash equivalents	$27,703	$274,377	$183,208
Accounts receivable	48,398	46,973	23,831
Advances to shareholders (Note 4)	24,851	24,851	92,851
Inventory	310,132	29,698	18,458
Prepaid expenses	9,768	180,947	19,492
	420,852	556,846	337,840
CAPITAL ASSETS (Note 5)	251,009	377,306	151,020
PATENTS AND TRADEMARKS	199,373	187,916	126,402
	$871,234	$1,122,068	615,262

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

Accounts payable and accrued liabilities	$296,908	$431,474	$320,407
Promissory notes (Note 6)	-	-	150,000
Current portion of long-term debt (Note 7)	203,617	-	-
Advances from shareholders (Note 4)	-	-	271,966
	500,525	431,474	742,373
LONG TERM DEBT (Note 7)	-	394,400	-
	500,525	825,874	742,373

COMMITMENTS (Note 13)

SHAREHOLDERS' EQUITY

Share capital (Note 8)	5,447,021	4,672,818	2,918,068
Deficit	(5,076,312)	(4,376,624)	(3,045,179)
	370,709	296,194	(127,111)
	$871,234	$1,122,068	$615,262

ON BEHALF OF THE BOARD:

“Dan Pomerleau” Director

“Riaz Sumar”  Director

TRANSKT CORP.

 Statement of Loss and Deficit

Years Ended December 31, 2003, December 31, 2002, and December 31, 2001

	2001	2002	2001
SALES	$145,091	$6,309	$ -
Cost of Sales	79,076	3,413	-
GROSS PROFIT	66,015	2,896	-

EXPENSES

Management and consulting fees	265,130	406,592	245,083
Research and development (Note 10)	111,920	114,253	115,874
Office	108,265	318,681	188,732
Rental	66,797	289,035	420,717
Travel	33,931	90,873	72,443
Interest and bank charges	21,162	3,869	44,625
Telephone	19,779	24,400	28,599
Professional Fees	10,997	57,666	105,758
Advertising and promotion	9,187	13,051	18,116
Amortization	134,993	17,375	18,549
	782,152	1,335,795	1,258,496
LOSS FROM OPERATIONS	(716,137)	(1,332,899)	(1,258,496)

OTHER INCOME (EXPENSES)

Interest income	126	1,454	9,593
Foreign exchange gain	16,323
Write-down of long-term investments		-	(74,759)
	16,449	1,454	(65,166)

NET LOSS	(699,688)	(1,331,445)	(1,323,662)

DEFICIT – Beginning of year	$ (4,376,624	(3,045,179)	(1,721,517)

DEFICIT- End of year	$(5,076,312)	$(4,376,624)	$(3,045,179)

Weighted average number of shares

outstanding (See Note 3)

26,340,942

24,195,893

          18,045,828

Loss per share (See Note 3)

$(0.03)

$(0.06)

($0.07)

TRANSAKT CORP.

Statement of Cash Flows

Years Ended December 31, 2003,  December 31, 2002, and December 31, 2001

2003	2002	2001

OPERATING ACTIVITIES

Net loss	$(699,688)	$(1,331,445)	$(1,323,662)
Items not affecting cash:
Amortization	134,993	17,375	18,549
Write-down of long-term investment	-	-	74,759
	(564,695)	(1,314,070)	(1,230,354)
Changes in non-cash working capital:
Accounts receivable	(1,425)	(23,143)	12,000
Inventory	(280,434)	(11,240)	(18,458)
Prepaid expenses and deposits	171,179	(161,455)
Research and development tax credits refundable	-	-	72,566
Accounts payable and accrued liabilities	(134,568)	111,070	151,182
	(245,248)	(84,768)	217,290
Cash flow used by operating activities	(809,943)	(1,398,838)	(1,013,064)

INVESTING ACTIVITIES

Patents and trademarks	(14,927)	(101,000)	(28,196)
Additions to capital assets	(5,224)	(204,177)	(112,604)
Cash flow from (used by) investing activities	(20,151)	(305,177)	(140,800)

FINANCING ACTIVITIES

(Repayment) / proceeds from long term financing	(190,783)	394,400
Issuance of common shares	774,203	1,754,750	739,455
Advances from related companies	-	-	271,966
Due to (from) shareholders - current	-	(203,966)	48,000
(Repayment) / issuance of promissory note	-	(150,000)	(200,000)
Cash flow from financing activities	583,420	1,795,184	859,421

INCREASE(DECREASE) IN CASH FLOW	(246,674)	91,169	(294,443)
CASH-Beginning of year	274,377	183,208	477,651
CASH – end of year	$27,703	$274,377	$183,208

CASH FLOWS SUPPLEMENTARY INFORMATION
Interest paid	$(21,162)	$(3,869)	$(44,625)

1.

DESCRIPTION OF OPERATIONS

The Company was incorporated under the laws of the Province of Alberta on June 3, 1997.  The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 (Note 2) whereby it became a publicly listed traded company listed on the Canadian Venture Exchange.

The Company is a Development Stage Company, in the development stage of designing for production wireless modular cellular phone technologies for the consumer electronics industry.  The Company has not reached a stage of commercial production on any of its development projects.  Funding for activities is raised primarily through private and public share offerings and from financial support of related parties.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related capital assets is dependent upon future commercial success of the technologies and raising sufficient funds to complete research and development.

The Company will require additional capital to complete current research and development projects and fund operations.  If sufficient capital is not raised, the ability of the Company to continue operations and bring projects to market may be impaired.

2.

BUSINESS COMBINATION

Wildcard Wireless Solutions Inc. (formerly Green Point Resources Inc.) purchased Wildcard Communications Canada Inc. on October 18, 2000.  The acquisition was completed by Wildcard Wireless Solutions Inc. issuing 4,393,276 "trading shares" and 8,480,374 "performance shares" for a total of 12,876,650 common shares in exchange for all of the 7,331,686 issued and outstanding shares of Wildcard Communications Canada Inc.  The two companies amalgamated on June 30, 2002 to form Wildcard Wireless Solutions Inc.  On June 20, 2003, Wildcard Wireless Solutions Inc. changed its name to TransAKT Corp.

The purchase method has been used to account for the acquisition.  The acquisition resulted in the shareholders of Wildcard Communications Canada Inc. owning in excess of 73% of Wildcard Wireless Solutions Inc.  The business combination has therefore been treated as a reverse takeover of Wildcard Wireless Solutions Inc. by Wildcard Communications Canada Inc.

Accounting for the business combination as a reverse takeover results in the following:

(i)     The consolidated financial statements of the combined entities are issued under the name of the legal parent (Wildcard Wireless Solutions Inc.) but are considered a continuation of the financial statements of the legal subsidiary (Wildcard Communications Canada Inc.).

(ii)     As Wildcard Communications Canada Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying value.

2.

BUSINESS COMBINATION (continued)

(iii)    The accounting for the business combination on this basis can be summarized as follows:

        Net assets acquired, at book values, which are estimated to approximate fair values:

Cash	$173,756
Accounts receivable	2,874
Capital assets	3,577
Advances to Wildcard Communications Canada Inc.	50,567
Value assigned to common shares issued	$ 230,774

Under reverse takeover accounting principles and the purchase method of accounting, the results of operations of Wildcard Wireless Solutions Inc. are included in the consolidated financial statements only from the effective date of the acquisition which is October 18, 2000.  Accordingly, supplementary financial statements presenting the results of operations of Wildcard Wireless Solutions Inc. for each of the year ended September 30, 2000 and the period from October 1, 2000 to October 17, 2000, being immediately prior to the acquisition is presented below.

	Period ended Oct. 17, 2000	Year ended Sept.30, 2000
Administrative Expenses
Management fees	$ -	$12,500
Professional fees	752	9,949
Filing fees and transfer agent	-	9,306
Rent	-	8,461
Office expenses	26	5,521
Amortization	-	1,532
Loss before other items	(778)	(47,269)
Other items
Interest income	732	6,406
Gain on sale of subsidiary company	-	10,461
	732	16,867
Loss for the period	$ (46)	$(30,402)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Canadian and United States Generally Accepted Accounting Principles

The generally accepted accounting principles in the United States may require financial statement reporting and disclosure that differs from those in Canada.  There are no differences in the reporting requirements for Canada and the United States that would materially affect these financial statements.

The Company is a Development Stage Company (as described in U.S. SFAS 7).  Accordingly, the financial statements would be as presented with the following additional information provided:

Cumulative revenues earned during the development stage

$151,400

Cumulative expenses incurred during the development stage

$4,031,652

Cumulative funds raised during the development stage:

Common shares issued

$4,137,927

In accordance with Canadian Generally Accepted Accounting Principals the Company capitalizes the costs of obtaining patents and trademarks.  The costs remain capitalized until commercial production commences at which time the costs are amortized on straight line basis over 5 years.  Under U.S. Generally Accepted Accounting Principals the costs of obtaining patents and trademarks would be capitalized until the patent or trademark is granted at which time the costs would be amortized over 17 years.

Management does not believe that any recently issued but not yet effective FASB accounting pronouncements, if currently adapted, would have a material effect in the accompanying financial statements.

Foreign currency translation

All assets and liabilities of operations denominated in currencies other than Canadian dollars have been converted into Canadian dollars at the rate of exchange in effect at the balance sheet date. Gains and losses resulting from the conversion of assets and liabilities are reflected in net income of the period except for unrealized foreign currency gains and losses on long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of the related items on a straight-line basis.

Revenue and expense accounts are converted at the average rates of exchange prevailing during the period.

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Patents and trademarks

Costs incurred to secure patents and trademarks, including patent application costs, have been deferred and will be amortized to operations on a straight-line basis over five years once commercial production has commenced. As commercial production has not commenced, no amortization has been provided for.

Research costs are expensed as incurred.  Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized to operations over the estimated market life of the product developed.  No amounts for development expenses have been deferred.

The unamortized balance of deferred costs recorded in the balance sheet represents a carrying value which will be charged to income through amortization on a systematic basis.  It does not necessarily represent, nor is it intended to represent net realizable value of the deferred costs, as realization is dependent on completion of the development process and the ability of the company to market the products developed.  In addition, the Company anticipates significant further costs will be incurred prior to technologies being ready for market.  As the Company does not currently have significant revenue from sales to fund these costs, completion of the development process and delivery of the technology to market will be dependent on the Company's ability to raise additional equity financing.

If it is determined by management that the carrying value of the development costs will not be realizable by reference to the present value of future expected cash flows for the projects, related costs will be written down to recoverable value.

Future income taxes

The Company follows the liability method of tax allocation to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.  Future income tax assets are evaluated and if realization is considered "more likely than not" a valuation is provided.

Capital assets

Capital assets are stated at cost less accumulated amortization.  Amortization is provided at various rates designed to amortize the assets over their estimated useful lives. The amortization rates are as follows:

Lab equipment	30%	declining balance method
Computer equipment	30%	declining balance method
Telephone system	20%	declining balance method
Computer software	50%	straight-line method
Furniture and fixtures	20%	declining balance method
Tools and dies	20%	declining balance method

Amortization of tools and dies will commence when production begins.  Amortization of

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)software acquired at the end of the year will be amortized when it is put in place and ready for use.  No amortization is taken during the year of capital assets that were disposed.

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period.  Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  The new recommendations are applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement be the issuance of equity instruments, granted on or after January 1, 2002.

The recommendations encourage, but do not require the use of the fair value method of accounting for all stock-based employee compensation plans.  The Company has chosen not to use the fair value method to account for stock-based employee compensation plans and therefore, the Company records no compensation expense when options are issued to employees.  Any consideration paid by employees on the exercise of options is credited to share capital.  The Company discloses the pro-forma effect of accounting for these awards under the fair value method (see Note 9).

Measurement uncertainty

The financial statements have been prepared in accordance with generally accepted accounting principles.  The precise value of many assets and liabilities is dependent on future events.  As a result, the preparation of financial statements for a period involves the use of approximations which have been made using careful judgment.  Actual results could differ from those approximations.

4.

ADVANCES TO / FROM SHAREHOLDERS

The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

1.

CAPITAL ASSETS

	Cost	Accumulated amortization	2003 Net book value	2002 Net book value	2001 Net book value
Lab equipment	$34,620	$26,190	$8,430	$12,042	$128,667
Tools and dies	150,949	30,190	120,759	150,949	-
Computer equipment	45,802	32,878	12,924	18,362	16,493
Telephone system	6,594	3,893	2,701	3,376	4,220
Computer software	192,843	87,698	105,145	191,265	-
Furniture and fixtures	2,563	1,513	1,050	1,312	1,640
	$433,371	$182,362	$251,009	$377,306	$151,020

6.

PROMISSORY NOTE

The promissory note was a convertible debenture bearing interest at 1% per month, compounded monthly and not in advance. The interest and principal were payable in full on November 30, 2001 and were paid in the 2002.

7.

LONG TERM DEBT

On December 12, 2002 the Company received $US 90,450 and $US 250,00 in 2003 and 2002, respectively, as proceeds of a series of promissory notes that totalled $U.S. 340,450.  The funds will be used to finance the production and sale of up to 1,000 TransAKT 1 units.  The promissory notes are unsecured and bear interest at 10% per annum commencing six months after their issuance.  A bonus amount of $U.S. 100 per TransAKT 1 unit sold, not exceeding $U.S. 100,000 in aggregate is added to the principal as the units are sold.  The principal, interest and bonus amounts are repayable at the rate of $U.S. 350 for each TransAKT 1 sold.

The unpaid portion of the principal, interest and bonus amount not paid within one year may be converted into common shares at the average common share closing price for the thirty consecutive trading days immediately preceding the notice to convert.  The conversion feature expires on May 24, 2004.

During the 2003 the Company repaid $US 40,500 and $US 149,500 was converted into 548,951 common shares, included in the common shares in exchange for debt described in Note 8(l).

8.

SHARE CAPITAL

Authorized:

125,000,000 common shares
125,000,000 preferred shares

Issued:	Shares	$
Balance, December 31, 2000	17,610,712	$ 2,178,613
Shares issued on exercise of warrants (a)	155,437	116,578
Shares issued on exercise of options (b)	200,000	100,000
Shares issued for cash in private placement (c)	635,263	299,860
Shared issued for cash in private placement (d)	1,363,000	299,860
Share issue costs	-	(31,088)
Balance, December 31, 2001	19,964,412	$ 2,918,068
Shares issued for cash in private placement (e)	1,210,000	266,200
Shares issued as repayment of shareholder loan (f)	1,000,000	271,966
Share issued for cash in private placement (g)	600,000	150,000
Shares issued for cash in private placement (h)	2,500,000	1,100,000
Shares issued on exercise of warrants (i)	65,000	49,875
Share issue costs	-	(83,291)
Balance, December 31, 2002	25,340,912	$ 4,672,818
Shares issued on exercise of options (j)	90,000	45,000
Shares issued for cash in private placement (k)	1,692,222	389,211
Shares issued in exchange for debt(l)	892.319	348,004
Share issue costs		(8,012)
Balance, December 31, 2003	28,015,453	5,447,021

No preferred shares have been issued.

Notes:

(a)

Prior to 2001, TRANSAKT CORP. issued 1,000,000 units (pre-consolidation) which comprised of one pre-consolidation share and one-half of one share purchase warrant.  On a post-consolidations basis, each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.  310,874 of these warrants were exercised during the 2001 and the remaining warrants expired.

(b)

(b)  200,000 stock options to acquire 100,000 common shares at $0.50 per share were exercised during 2001.

(c)

635,263 units were issued for $0.40 per unit. Each unit consisted of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(d)

1,363,000 units were issued for $0.22 per unit. Each unit consisted of one common share and one-half of one share purchase warrant.  Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(e)

1,200,000 units were issued for $0.22 per unit. Each unit consisted of one common share and one-half of one share purchase warrant.  Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(f)

1,000,000 common shares were issued for $0.2719 per share to a shareholder and director as consideration and repayment of a loan the Company owed to the shareholder.

8.

SHARE CAPITAL (continued)

(g)

600,000 units were issued for $0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant.  Each warrant entitles the holder to purchase one common share at a purchase price of $0.75 for a period of one year.

(h)

2,500,000 shares were issued for $0.44 per share.

66,500 warrants were exercised to purchase one common share per warrant for $0.75 per share.

(i)

90,000 options were exercised to purchase one common share per option for $0.50 per share.

(j)

1,692,222 units were issued for $0.23 per unit. Each unit consisted of one common share and one-half of one share purchase warrant.  Each warrant entitles the holder to purchase one common share at a purchase price of $0.45 for a period of two years.

(k)

892,319 common shares were issued as repayment to various creditors at $0.39 per share.

Warrants:

As at December 31, 2003 there were 1,692,222  warrants to purchase 1 common share for $0.45 per warrant that will expire June 24, 2005.

The following is a summary of warrants issued and outstanding at December 31, 2003 and 2002:

2003

2002

	Number of warrants	Weighted Average exercise price	Number of warrants	Weighted average exercise price
Balance, beginning of year	1,540,263	$ 0.65	1,437,201	$ 0.50
Cancelled during the year	(1,540,263)	$ 0.65	(735,438)	$ 0.75
Exercised during the year	-	-	(66,500)	$ 0.75
Granted during the year	1,692,222	$ 0.45	905,000	$ 0.75
Balance, end of year	1,692,222	$ 0.45	1,540,263	$ 0.65
Exercisable, end of year	1,692,222	$ 0.45	1,540,263	$ 0.65

8.

SHARE CAPITAL (continued)

Options:
The Company has granted options at an exercise price of $0.50 per share with expiry dates from October 18, 2005 to October 2, 2007 to its directors, officers and consultants.

The following is a summary of options issued and outstanding at December 31, 2003 and 2002:

	2003		2002		2001
	Number of options	Weighted Average Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	5,155,000	$0.50	3,000,00	$0.50	2,200,000	$0.50
Cancelled during the year	(1,880,000)	-	-	$-	-	$-
Exercised during the year	(90,000)	-	-	$-	(200,000)	$0.50
Granted during the year	-	-	2,155,000	$0.50	1,000,000	$0.50
Balance, end of year	3,185,000	$0.50	5,155,000	$0.50	3,000,000	$0.50

At December 31, 2003 the outstanding options were as follows:

Number of options

Exercise price

Expiry date

90,000

$0.50

October 18, 2005

200,000

$0.50

October 20, 2005

700,000

$0.50

December 11, 2005

1,385,000

$0.50

October 2, 2007

9.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method.  Under this method, no costs are recognized in the financial statements for share options granted to employees or directors when the options are issued at market value.  Effective January 1, 2002, Canadian Generally Accepted Accounting Principles require disclosure of the net earnings using the fair value method for stock options issued on or after January 1, 2002.

1.

STOCK-BASED COMPENSATION (continued)

The Company did not issue any options in 2003.  Had the fair value method been used in 2002, the Company's net earnings and net earnings per share would have been as follows for the year ended December 31, 2002:

	December 31, 2002 As Reported	December 31, 2002 Pro-forma
Net Loss	$(1,331,445)	$(1,577,115)
Loss per share	$(0.06)	$(0.07)

The fair value of options granted during the year was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Expected life (years)	1.0
Risk-free interest rate (%)	4.0
Volatility	88.9

10.

RESEARCH AND DEVELOPMENT

	2003	2002	2001
In-house consultants	$ 45,000	$ 55,000	$ 170,000
Outside consultants	26,080	131,235	228,297
Materials and supplies	21,455	97,815	17,977
Travel and incidental expenses	19,385	4,985	4,443
	$111,920	$ 289,035	$ 420,171

The Company is developing devices that will enhance the capabilities of wireless modular cellular telephones ("cell phones") to allow for the transmission of electronic data.

11.

RELATED PARTY TRANSACTIONS

During the year the Company had the following transactions with related parties:

a)  Individuals that were directors and shareholders or corporations controlled by them received $211,330 (2002 - $290,000; 2001 - $300,000) for management and consulting services.

 b)  Accounts payable includes $40,132 (2002 - $102,458; 2001 - $59,344) that are due to directors and shareholders.

 c)  During the 2002, the Company issued 2,155,000 options directors and officers to acquire shares of the Company at $0.50 per share for a period of five years from the date of issue.

d)  An officer of the company has a net advance of $24,850 (2002 - $24,850) owing to the Company.  During 2002 the officer of the Company repaid net advances of $68,000 (net advances made to officer: 2001 - $62,851).

e)  Related party transactions have been recorded at their dollar exchange amounts.

12.

NON-CAPITAL TAX LOSSES CARRIED FORWARD

The Company has available losses of $5,323,000, the benefit of which has not been reflected in these financial statements. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses may be carried forward against future income for tax purposes.  The losses will expire as follows:

2005	$107,000
2006	$561,000
2007	$1,122,000
2008	$1,221,000
2009	$1,311,000
2010	$1,042,000

The Company also has undeducted research and development expenses of approximately $290,000 which may be claimed against future taxable income.  These deductions have no expiry date.

13.

COMMITMENTS

The Company has entered into a lease agreement for office space expiring April 30, 2005.  The minimum lease payments over the next five years are:

2004	41,952
2005	19,184
$61,136

14.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, goods and services tax refundable, due from shareholder, long-term investment and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

15.

COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the current year's presentation.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: February 4, 2004	TransAKT Corp. By: /s/ Daniel Pomerleau Name: Daniel Pomerleau Title: President and CEO