Form 20-F
period 2004-12-31
TRANSAKT CORP
filed 2005-07-18
CIK 1263872

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________

Commission file number

_______________________________

TransAKT Corp.

(Exact name of Registrant as specified in its charter)

 (Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6

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

On December 31, 2004 there were a total of 47,986,239 common shares issued and outstanding.

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

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

DIRECTORS AND SENIOR MANAGEMENT

Not applicable for Form 20-F filed as an Annual Report.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for Form 20-F filed as an Annual Report.

ITEM 3.

KEY INFORMATION

3.A. SELECTED FINANCIAL DATA –

The tables below present selected financial information.  Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  Table 1 presents selected financial information under Canadian GAAP and Table 2 presents the same information assuming we had reported under US GAAP. These tables should be read in conjunction with the financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this Registration Statement.   All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

Table No. 1

Selected Financial Data CDN GAAP

(CDN $)

	For the fiscal year ending December 31
	2000	2001	2002	2003	2004
Operating Revenues	Nil	Nil	6,309	145,091	337,697
Income (loss) from Operations	(1,109,365)	(1,258,495)	(1,332,899)	(716,137)	(2,454,951)
Net Income (loss)	(1,102,314)	(1,323,661)	(1,331,445)	(699,688)	(2,454,845)
Net Loss per share	(0.06)	(0.02)	(0.06)	(0.03)	(0.08)
Diluted Net Loss per share	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted Ave Shares Outstanding	18,045,828	24,195,893	24,195,893	26,340,942	32,620,432
Working Capital	227,166	(404,532)	125,372	(76,673)	383,162
Long Terms Debt	Nil	Nil	394,400	-	Nil
Shareholders’ Equity	457,096	(127,110)	296,194	370,709	4,655,672
Capital Stock	17,610,712	19,964,412	25,340,912	25,340,912	47,986,239
Total Assets	976,321	615,262	1,122,068	871,234	5,143,846

Table No. 2

Selected Financial Data US GAAP

(CDN $)

	For the fiscal year ending December 31
	2000	2001	2002	2003	2004
Operating Revenues	Nil	Nil	6,309	145,091	337,697
Income (loss) from Operations	(1,109,365)	(1,258,495)	(1,332,899)	(716,137)	(2,454,951)
Net Income (loss)	(1,102,314)	(1,323,661)	(1,331,445)	(699,688)	(2,454,845)
Net Loss per share	(0.06)	(0.02)	(0.06)	(0.03)	(0.08)
Diluted Net Loss per share	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted Ave Shares Outstanding	18,045,828	24,195,893	24,195,893	26,340,942	32,620,432
Working Capital	227,166	(404,532)	125,372	(76,673)	383,162
Long Terms Debt	Nil	Nil	394,400	-	Nil
Shareholders’ Equity	457,096	(127,110)	296,194	370,709	4,655,672
Capital Stock	17,610,712	19,964,412	25,340,912	25,340,912	47,986,239
Total Assets	976,321	615,262	1,122,068	871,234	5,143,846

The Annual Report contains financial statements that were prepared in Canadian Dollars with conversions of certain amounts United States dollars converted into Canadian dollars based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated.

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

U.S. Dollar/Canadian Dollar

            Currency Exchange Table

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/04	1.24	1.39	1.18	1.23
Fiscal Year Ended 12/31/03	1.40	1.58	1.29	1.29
Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58
Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/00	1.49	1.56	1.44	1.50

The current rate of exchange was $1.2350 on June 17, 2005.

Table

U.S. Dollar/Canadian Dollar

	12/04	1/05	2/05	3/05	4/05	5/05
High	1.2401	1.2381	1.2562	1.2463	1.2482	1.2703
Low	1.1846	1.1982	1.2301	1.2017	1.2094	1.2372

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

RISK FACTORS

INVESTMENT IN THE COMMON SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

Risks Relating to Our Stock

We Have a History Of Operating Losses Which May Affect Our Ability to Continue Operations

We sustained operating losses for each of the fiscal years ended December 31, 2004, 2003 and 2002 of respectively $2,454,951, $716,317 and $1,332,889. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2005.  If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

We Have a Limited Operating History and Are Still Proving the Viability of Our Products and Business Model

Since inception, we were primarily focused on research and development.  In April of this 2003 our products became commercial and as we are still adding to our product line and in the process of proving the viability of our products and business model.  If we are unable to prove our business model or the viability of our products, we may not be able to sustain operations and our ability to raise additional funding may be jeopardized.

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

We are Dependent on Key Personnel Who Have Extensive Knowledge With Respect to Our Product and Business.

We are heavily dependent upon the expertise of the Management and certain other key officers and directors who have extensive knowledge about our products and the operations of our company, and the loss of one or more of these individuals could have a material adverse effect. We do not maintain key-person insurance policies on any of its executive officers.  Since we are a technology based company, our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees in the payments and communications industry. Competition for employees in our industry is intense.  We may be unable to retain its key employees or attract, assimilate or retain other highly qualified employees in the future.  We currently have employment agreements with our key executive officers, engineers and other key employees. These contracts are for 5 years with non-competition clauses as well.

Patents and Intellectual Property Laws May Not Stop Other Companies Form Reverse Engineering or Copying Our Products and Business Model

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

Government Regulation Can Adversely Affect Our Ability to Sell our Product

Laws and regulations directly applicable to communications, commerce and advertising are becoming more prevalent.  In addition, the growth and development of the market for communications industry may prompt calls for more stringent consumer protection laws, both in Canada and abroad, that may impose additional burdens on companies.  Recently the United States government mandated wireless number portability for all new cell phones allowing consumers to keep their existing phone numbers when changing carriers.  The implementation of wireless number portability rendered several phones obsolete.  In the event that a phone model that our unit attaches to is rendered obsolete by regulations such as wireless number portability our sales and inventory values would be adversely affected.  In addition to the extent that regulatory bodies put restrictions on Voice over Internet Protocol our ability to compete with the major telecommunication companies would be effected. The result would be decreased profitability which may adversely affect our share price.

We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when, need.

Cash flow from operations for the fiscal years ended December 31, 2004, 2003, and 2002 were $(965,520), $(809,944) and $(1,398,838) respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget that anticipated revenues will be realized that when needed, lines of credit will be available if necessary or that additional capital will be available to us.  We anticipate that over the next twelve months we will need a minimum of $1,500,000 to sustain operations and market our products effectively.

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

Our shares currently trade on OTCC.BB with limited trading.  If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed by the NASD, there may not be any liquidity for our shares.  We have recently commenced commercial operations and have generated only limited revenue from the sale of our products to date.  These factors could have a negative impact on the liquidity of any investment made in our stock.

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

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At December 31, 2004 we had 47,986,239 common shares outstanding. On that date we also had reserved 9,100,000 common shares for issuance under our stock option plan; and 2,756,507 common shares are reserved for issuance under the warrants issued pursuant to various private placements.

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

There is a limited public market for the common shares at this time in the United States which may affect a shareholders ability to sell stock

Our shares currently trade on OTCC.BB with limited trading.  If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed by the NASD, there may not be any liquidity for our shares.  We have recently commenced commercial operations and have generated only limited revenue from the sale of our products to date.  These factors could have a negative impact on the liquidity of any investment made in our stock.

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

ITEM 4.

INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc.  On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc.  On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc.   On June 20, 2003 we changed our name to TransAKT Corp.  The legislation under which we operate is the Alberta Company Act and our registered office is located at Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, T2R 1J6.

We have operated principally as a research and development company since its inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have completed development of our initial product and have entered into the sales and distribution phase. In October 2004 we purchased the existing business and certain assets of IP Mental Inc., a Taiwan based Voice over Internet Protocol (“VoIP”) hardware and software provider.  This diversified our product lines and business.  Our business is the design, development and manufacturing of mobile payment terminals and VoIP solutions for enterprise and consumer markets.

Over the past three years we have had no major capital expenditures and we currently do not have any planned capital expenditures.  In 2004 we purchased the assets of IP Mental Inc. for shares of our Company that were fair valued at 2,944,000 and we also advanced them US$500,000 by way of a promissory note.  Other capitalized costs n the transaction were $363,618 which included a finder’s fee in stock of 294,400 and miscellaneous acquisition costs.  Other than the IP Mental Inc. acquisition we have generally only had capital expenditures on computer equipment, tools and dies, patents, and trademarks.

We have mainly financed our operations through the issuance of equity in private placements.  We have not had sufficient cash flows from sales to fund our operations and took a loan against inventory produced to fund our first commercial run of our payment terminals.  In the short term until our sales are sufficient to fund operations we will continue to have to finance our operations through debt or equity financing.

BUSINESS OVERVIEW

We began operations in 1997 and commercialized our first product line of mobile point of sale terminals in April 2003.  With the use of cellular phones, these terminals allow merchants to accept payments anywhere, anytime.  In October 2004, through the acquisition of the business and certain assets of IP Mental Inc., we entered the VoIP business.  We now offer both Mobile Payment solutions (MPOS) and VoIP equipment and solutions.

We sustained operating losses for each of the fiscal years ended December 31, 2004, 2003 and 2002 respectively of $2,454,951, $716,317  and $1,332,889.  In addition we expect to incur an operating loss in 2005.

We have operated principally as a research and development company since its inception.  Initial seed capital has been directed toward areas of product research and development, patent filings and administration.  We have now completed development of our initial products and have entered into the sales and distribution phase. Our business is the design, development and manufacturing of mobile wireless solutions and Voice over Internet Protocol equipment and solutions for enterprise and consumer markets.

Our MPOS products are currently offered through out North America. The VoIP products are being distributed in several countries around the world including but not limited to Greece, Holland, Malaysia, Thailand, the United States, Canada, the United Kingdom, Germany, the Philippines, and Dubai through various distribution partners and channels.  We have had limited revenues in the last three fiscal years as we began marketing our MPOS equipment in April 2003 and in October 2004 we began the marketing of our VoIP  products.

Our products can be used all year round and are not affected by seasonal trends.

Our first product was the TransAKT™. The TransAKT™ is a wireless Point of Sale (WPOS) device that clips on to the back of certain Motorola cellular phones providing the user with a mechanism for swiping cards with magnetic stripes (e.g., credit cards, debit cards, etc.) for conducting wireless commercial transactions.  Once attached the phones are used to send transaction information over the cellular network to the processing center for credit approval.  This application provides mobile merchants, business professionals and consumers with voice, data and transactional capability all in one handheld device. We anticipate adapting the TransAKT™ for use with other types of cellular phones in late 2005.

Our second product line is VoIP products and solutions.  These products allow communication over the World Wide Web at reduced communication rates. Our products range from Universal Serial Bus (“USB”) plug and play phones to stand alone phone adapters and phones. We have 11 different products to offer in this area.

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

We are not generally restricted to manufacturers for our products.  To date, we have been able to select from a number of potential contractors and manufacturers and have been able to contract with well-organized firms that have a proven track record.  Our MPOS  products are being manufactured in both South Africa and China and our VoIP products are being manufactured in Taiwan and China.

With respect to the production of the TransAKT™, we have a contractual arrangement with Sygade, a former subsidiary of Fujitsu.  All work performed by Sygade will carry a “bring in” repair warranty against manufacturing faults and is valid for 12 months from time of purchase.  The intellectual property rights to the TransAKT™ design belong to us.  We have no other manufacturing agreements in place for our TransAKT terminals. Our VoIP products are being manufactured under contract by various hardware manufacturing facilities and we have no set arrangements in place with any of them.

All raw materials for our products are sourced from China, Taiwan and the United Kingdom.  Due to the fact that our products use computer components, the price of these components can be highly volatile and are subject to the risk of obsolescence.  In order to control costs and the risk of obsolescence, we contract with a manufacturer at a set price for the building of our product over a number of terminals.  The manufacturer becomes responsible for making sure enough inventory is in stock and if not available quickly implements minor product changes to allow for components to be replaced. This process is conducted for all of our manufacturing of products

Marketing

For MPOS, we intend to align ourselves with major distribution partners such as banks, ISO’s (Independent Sales Organizations) and cellular phone providers.  For VoIP we will align ourselves with Internet Service Providers (“ISPs”), computer retailers, telephone companies, and computer manufacturers to capitalize on the existing distribution infrastructure. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We do not plan to employ our own direct sales force initially, but rather employ regional managers, field service engineers and customer representatives to support our channel partners and work closely with sales forces.

While the initial marketing emphasis has been on North America for our MPOS products, we have now begun our exploration of the Asian market through the association with groups familiar with the region.  This strategy is increasingly important because the cellular market in Asia is almost five times the size of the North American market.

The amount of funding that will be required to enter the Asian market is dependent on the product changes that will be necessary at the time we roll out into those markets as well as the strength of the distribution partner that is identified. We anticipate roll-out of our MPOS products into the Asian markets to begin late 2005.

Our VoIP marketing is being conducted through the association with distribution partners in several countries on a global basis.  We attend trade shows to market to the distributors and once signed we provide them with marketing and technical support in order to enhance their sales.

In marketing the MPOS products , we will target those businesses that conduct commercial transactions away from a central business location, including food delivery, utilities, government house cleaning, healthcare, financial services, delivery vans, landscaping, trades persons, and taxicabs, etc.  Mobile wireless solutions are emerging technologies and applications where enterprises and consumers can use their mobile phones to carry out their business whenever and wherever they want.

The marketing of the VoIP products is targeted at consumers and small businesses that are calling internationally on a regular basis. With our products consumers can have the benefit of either calling free inside our network or at reduced rates outside the network.

Patent rights, copyrights, trademarks, trade secrets and similar intellectual property are important to our success.  We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect their proprietary rights.

A patent application protecting the proprietary technology of the TransAKT™ was filed in the Canadian Patent Office on November 18, 1999.  This application is “provisional” with the expectation that further refinements in the technology will follow and will be included in corresponding U.S. and P.C.T. applications. We also have a patent for our VoIP technology that was issued in Taiwan and application has been made in United States for the patent as well.

We continue to make filings for our trademark(s) and patents in Canada and the U.S.  We are also reviewing whether to register the industrial design of the technology. Our agents conduct a search every three months to keep us abreast of all filings in this area.

Business Relationships

We believe in forming strategic business relationships with capable and strong companies that can help us grow.  We have formed strategic business relationships with companies like Motorola, Vital Processing Services and FedChex and various Distribution partners as outlined on our web site (www.transaktcorp.com).

Due to the arrangement we have set up with Motorola we have access to information on newest mobile phones that are being released.  We are able to get detailed information on the mobile phones which help us plan and build new models of our Mobile Point of Sales terminals (MPOS).

We have no formal agreement with Vital Processing Services.  Vital has certified that the software in our terminals works on their system.  We are in discussions with Vital with respect to support of our products.  The certification on Vital’s processing system allows us to market our product to all the acquirers that are connected to them.  According to Vital they process one out of every four electronic payment transactions in North America and processes for the top 25 Acquirers in the United States.

We have integrated FedChex’s check verification software into our TransAKT terminals which allows us to offer check processing services to our clients.  FedChex has chosen the TransAKT as its preferred wireless terminal.  FedChex has agreed to market the TransAKT™ to its well established client base.

With respect to VoIP the associations we have set up are with various marketing and distribution companies who commit to volume purchases and commit to marketing costs in exchange for rights to sell our products.  This is the way that we can keep our marketing costs to a minimum while capitalizing on existing distribution channels.

Competition

The cellular communications industry is expanding at exceptional rates both in utilization and functionality demands.  Companies such as Nokia, Ericsson, Qualcomm, Palm Pilot, ZiCorp and Motorola are rushing to expand the utility of their products in areas of data communication and entertainment.  Some companies, for example, have incorporated video games into their cellular phones.  We have identified certain areas of functionality that can be enhanced in cellular phones and have integrated this functionality by attaching our credit card reading devices to the phones. By externalizing this technology, we are able to develop products that have certain communication capabilities that cellular telephones alone cannot presently duplicate because of problems they face modifying the internal cellular telephone technology to meet the security demands of the sponsoring financial institutions.

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

The MPOS market we are trying to break into is dominated by several large companies who are far more established than we are and have far more marketing resources than we do.  Their terminals are well known in the marketplace whereas our terminals are not.  Some of our principal competitors include Ingenico, Nurit, and Mist Wireless.  We have just recently begun marketing our products and our share of the market at the current time is negligible.

With respect to VoIP our focus has been global which has helped us gain market penetration and establish a global distribution network.   While other companies have taken a more regional approach, we have been establishing a foothold in as many countries as possible.   In addition since we own its own network and design our own hardware, we are not dependent on third parties for our solutions as is the case with most of the established VoIP companies in the market today.

There are a few existing VoIP service providers offering a competitive total solution through the aggregation of third party hardware and other third party networks however they are faced with several technical support issues and provisioning issues as a result of the aggregation.  There is even fewer companies that manufacture the required hardware and have created their own network eliminating the provisioning and technical support issues.  With our system a user will experience toll quality calling, no jitter, and no delay.

The VoIP industry is relatively young and several of the more well known players have much greater resources than we do.  They have used their resources to get their name out to the public and become leaders in the industry.  Some of the more well known companies are Vonage, Packet 8, and Net 2 Phone.  Our current share of the global VoIP market is negligible.

The VoIP industry being in its infancy is also not currently heavily regulated however in the future governments may put in place regulations that affect our ability to compete in foreign markets with local communications providers.  In addition regulations may also come into effect in out domestic market that limit our ability to compete with incumbent telephone companies.

ORGANIZATIONAL STRUCTURE

We have two wholly owned subsidiaries; TransAKT USA Ltd. (a Nevada Corporation) and TransAKT Holdings Limited (a Turks and Cacaos Company).  TransAKT Holdings Limited owns all of the issued and outstanding shares of TransAKT Taiwan Inc. our Taiwan based operating company.  Located in Chicago, TransAKT USA Ltd. markets and sells all of our VoIP equipment and mobile payment terminals in the United States.  Other than holding the shares of TransAKT Taiwan Inc., TransAKT Holdings Limited is non-active.

PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

For the year ended December 31, 2004 versus the December 31, 2003

Overview

During 2004 the Company continued its sales efforts and was highly focused on fundraising activities.  The Company was successful in closing two private placements as described in Note 10 of our financial statements and capped off the Year with the successful acquisition of IP Mental Inc.’s Voice over Internet Protocol (“VoIP”) assets.  The purchase of the VoIP assets was a strategic acquisition in that it diversified the Company away from its sole dependence on the mobile payments business, gave the Company access to highly skilled  in house engineers, and allowed the Company to begin the convergence of its payment terminals with mobile Internet communications.

Revenues

Revenues for the year ended December 31, 2004 increased by $192,606 to $337,697 compared to $145,091 for the same period in 2003. The increase in revenue was mostly due to the sales of VoIP equipment from the closing date of the acquisition in October to year end.

Product gross margin was 29.5% for the year which was lower than the 45.5% of the previous year.  The reduction in gross margin was due to the promotional pricing offered by the Company on its payment terminals to increase awareness of its products and the lower margins available on the sale of VoIP equipment.  A demonstration unit program was launched for sales agents whereby the mobile payment products were sold to them at a significantly reduced price for trial purposes.  The Company anticipates that future sales will increase as a result of these efforts.

Cash Flow Management

Cash flow from operations for the year, including changes in non-cash working capital was  $(965,519) compared to $(809,943) in 2003.  For the most part the increase in cash used in operating activities can be attributed to the newly set up office and related costs in Taipei from mid October to year end.

Cash flow from financing for the year was $2,194,058 compared to $583,420 in the previous year.  The increase was due to proceeds received from the Company’s larger private placements during the year.

Cash flow from investing for the year was $(749,540) compared to $(20,151) in same period in 2003. The difference was due to funds loaned to IP Mental of $601,700, acquisition costs related to the business acquisition of $69,618, and purchase of new VoIP equipment.

Cash on December 31, 2004 was $506,701 compared with cash of $27,703 on December 31, 2003, an increase of $478,998. The increase was due to the previously mentioned private placement closed during the year particularly funds not used from the October private placement of US $745,000.

Until such time as the sales of the Company’s products are able to sustain operation, the Company will rely on future financing in order to fund ongoing sales and marketing activities.

Net loss

Net loss for the year was $(2,454,845), compared with $(699,688) for the year 2003.  The difference was mainly due to the compensation expense charged to income based on the fair value of stock options issued during the year in the amount of $1,265,000; the inventory write-down of 100,879; and increased fees and expenses related to the new office in Taiwan.

Results from Operations

Revenue

Sales for the year ending 2004 totaled $337,697 compared to $145,091 for the same period in 2003.  A gross margin of $99,367 (2003 - $66,015) helped offset operating expenses.

Significantly all of the Company’s mobile payment product sales took place in the United States while its VoIP product sales were worldwide.

Operating Loss

The Company’s operating loss for the year ended December 31, 2004, was $(2,454,951), compared with an operating loss of $(716,138) for year 2003 an increase in loss of $(1,738,813). This increase in loss was largely due to an increase in compensation expense of $1,265,000 from the fair valuation of the Company’s stock options; an increase in management fees of $91,991; an increase in office costs of $182,223; a write down of inventory in the amount of $100,879, and an increase in salaries and wages as a result of the new staff in Taiwan in the amount of $163,221.  Generally expenses were higher year over year as a result of the new office in Taiwan and costs related to the acquisition of the VoIP assets.

The increase in operating expense over 2003 was $1,718,165 as a result of the following items:

Compensation expense was $1,265,000 in 2004 compared to Nil in 2003 since no stock options were issued in 2003.

Management and consulting fees were $357,121 in 2004 versus $265,130 in 2003.  The increase was due to fees to additional consultants as a result of expanded operations.

Office costs were increased $182,223 from $108,256 in 2003 to $290,479 in 2004 as a result of the new operations in Taiwan.

Depreciation and amortization for the year was $140,002 versus $134,993 in 2003.  The increase was due to the increased amortization that resulted from the addition of the new assets of IP Mental Inc.

The Company took a one time inventory write down of obsolete inventory of $100,879 in 2004.

Salaries and wages were $163,221 in 2004 compared to Nil in 2003.  This was all from the addition of staff in the Taipei office.

Professional fees increased by $30,199 from $10,997 in 2003 to $41,196 in 2004 from costs and fees associated with the Company’s stock being listed in the United States for trading.

Rental expense showed an increase of $11,826 year over year as a result of the addition of the office in Taiwan.

Travel expenses in 2004 were $67,527 versus $33,931 in 2003.  The increase was a result of increased fundraising activities and travel to Taiwan required for the closing of the asset purchase.

Telephone and internet expenses were up $6,981 in 2004.

Advertising and promotion for the year was $23,207 as compared to $9,187 from the previous year as a result of the Company’s increased marketing activities.

Interest and bank charges in 2004 of $22,618 was comparable to that of 2003 in the amount of $21,163.

Research and development costs for the year were ($22,315) versus $111,920 in 2003.  The decrease reflects the shift of the Company out of research and development.

Net Loss

The Company’s net loss for the year ended December 31, 2004 was $(2,454,845), compared with $(699,689) for the year 2003, an increased loss of  $(1,755,156). The net loss for the year  resulted largely from an operating loss of $(2,454,951) previously described.

Liquidity and Capital Resources

The Company’s cash on December 31, 2004 was $506,701 compared with cash of $27,703 on December 31, 2003, a change of $478,998.  Cash flow from operations for the year ended December 31, 2004 was $(965,519), and financing and investing activities increased cash flow in the year by $1,444,517. Of this amount, $2,194,058 cash flow from financing was offset by $(749,541) cash flow from investing. The Company’s December 31, 2004 cash balance is not adequate enough to sustain the Company’s expected growth in existing operations. Ongoing improvements in revenue, gross margin and working capital are expected to generate positive cash flow from operations in future years.

The Company had no long-term debt on December 31, 2004.

The Company’s working capital on December 31, 2004 was $383,162 compared with working capital of $(79,671) on December 31, 2003, an increase of $462,833.

During the year, current assets increased by $450,484 from $420,852 on December 31, 2003 to $871,336 on December 31, 2004 largely due to an increase in cash on hand of $478,998.

Current liabilities decreased by $12,349 from $500,523 on December 31, 2003 to $488,174 on December 31, 2004 due to the decrease in Inventory Loan.

Cash Flow From Operations

During the year ended December 31, 2004 the Company used cash in operations in the amount of $(1,035,137), compared with $(809,943) for 2003, a change of $225,194.

Financing Activities

During the year Company had cash flow from financing activities in the amount of $2,194,058 compared to $583,420 in 2003.  The increase was a result of the Company’s larger private placements closed in during the 2004 versus 2003.

Investing Activities

During year ended December 31, 2004 the Company used cash from investing activities in the amount of $(749,541), which is $(719,390) more than the $(20,151) reported for in 2003.  This was largely as a result of the promissory note outstanding from IP Mental Inc. related acquisition costs.

Impact on Inflation

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low.

Foreign Currency

The Company’s revenue and cost of product sales are primarily earned and spent in United States dollars. Operating expenses are primarily denominated in United States dollars. Consequently, significant movements in exchange rates may have a significant impact on financial results.

Risks and Uncertainties

In addition to risks described elsewhere in this report, the Company is subject to each of, and the cumulative effect of all of, the following risk factors. The Company has risk management practices in place designed to offset these risk factors to the greatest extent possible. Risk factors include:

·  Competition in the industry and competition;

·

Technological change, new products and standards and dependence on proprietary technologies;

·  Risk of third party claims for patent infringement;

· Risk of inability to protect the Company’s intellectual property against unauthorized or infringing uses;

·  Risk of inability to effectively manage future growth and expansion;

·  Dependence on key personnel, products and customers;

·  Variances in the industry growth rate;

·  Dependence on continuing demand for the Company’s products;

·  Finite financial resources and the potential need for future financing;

·  Dependence on third party manufacturers, suppliers and licensees;

·  Potential fluctuations in quarterly results;

·  Lengthy and variable sales cycles;

·  Risks related to acquisitions;

·  Reliance on international sales;

·  Product liability issues;

·  Changes in the regulatory environment; and

·  Changes in currency exchange rates.

We had no research and development activities in 2004.  In 2003 and 2002 we spent $111,920 and $289,035 respectively on research and development activities.  2003 research and development activities were in most part for the development of our TransAKT TM 4 terminal and related software while in 2002 the costs were mainly for the development of the TransAKT TM 1 terminal and related software.

OPERATING RESULTS

For the year ended December 31, 2003 versus the December 31, 2002

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

Cash flow management

Cash flow from operations for the year, including changes in non-cash working capital was $(809,943) in 2003. This was an improvement of $588,895 compared to $(1,398,838) in 2002. The improvement was a result of increased sales and the benefit of cost cutting measures implemented by the Company. Cash flow from financing in 2003 was $583,420 primarily due to a shares for debt settlement and small share issuance during the year. Cash flow from investing in the 2003 was $(20,151) versus $(305,177) in 2002, primarily due to reduced patent and trademark filing costs. Cash on December 31, 2003 was $27,703 compared with cash of $274,377 on December 31, 2002, a reduction of $(246,674). Until such time as the sales of the Company’s products are able to sustain operation, the Company will rely on future financing in order to fund ongoing sales and marketing activities.

Net loss

Net loss for the year was $(699,688), compared with $(1,331,445) in 2002, an improvement of $631,657. $553,643 of this improvement was from overall reductions in operating costs.

Results of Operations

Operating loss

The Company’s operating loss for the year ended December 31, 2003 was $(716,137), compared with an operating loss of $(1,332,899) for the same period in fiscal year 2002, an improvement of $616,762. This improvement was due to $63,119 from gross margin as product sales grew by $138,782. The balance of the improvement compared with the same period in 2002 was due to a decrease in yearly operating expense of $553,643, from $1,332,899 to

$716,137 primarily caused by Company cost cutting measures.  The reduction in operating expense of $553,643 for the year ended December 31, 2003 when compared with fiscal year 2002 was made up of the following items: · Management and consulting fees were $265,130 in 2003 versus $406,592 in 2002. The reduction was a result of the closure of the Company’s Vancouver office in 2002. · Depreciation and amortization for the year was $134,993 versus $17,375 in 2002. The increase was due to the depreciation of assets that were not depreciable until commercial production began. · Research and development costs reduced from $289,035 in 2002 to $111,920 in 2003 as a result of the completion of development of the Company’s first product line. . In fiscal year 2003 the Company took measures to reduce its yearly expenses and improve operational efficiency by closing its Vancouver operations and integrating them into its Calgary head office. The result was seen in the reduction in office expenses from $318,682 in 2002 to $108,256 in 2003; rental expenses from $114,253 in 2002 to $66,797 in 2003, and telephone expenses from $24,400 in 2002 to $19,779 in 2003.  Interest and bank charges increases to $21,162 versus $3,868 in 2002 due to accrued interest on the Company’s inventory loan.  Professional fees saw a reduction from $57,666 in 2002 to $10,997 in 2003 and travel expenses also saw a reduction from $90,873 in 2002 to $33,931 in 2003 as a result of the closure of the Company’s Vancouver office and related travel costs.

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

Impact of Inflation

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low.

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

Over the past two years we have raised a total of $1,905,411 from private placements,  $1,516,200 was raised in 2002 and $389,211 was raised in 2003.

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

OPERATING RESULTS

For the year ended December 31, 2002 versus the December 31,2001

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

Our sales have generated limited revenue to date and we will require $2,000,000 for operations, marketing, and research and development.

Over the past two years we have raised a total of $1,905,411 from private placements,  $1,516,200 was raised in 2002 and $389,211 was raised in 2003.

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

On January 12, 2004 we announced that we had initiated a US$2,550,000 financing comprised of 8,500,000 shares at US$0.30 per share.  As of the date of this filing, we have not received any funds from this offering and we are continuing our efforts to raise the funds.  If we are unable to raise the funds pursuant to this financing we will have to seek out other forms of financing such as debt financing.  We currently do not have any debt or equity agreements in place that would help fund operations over the next twelve months and we anticipate that we will require $1,500,000 during the next twelve months in order to sustain operations and effectively market our products in addition to $500,000 for continuing research and development.

At this time we can not determine what our long-term liquidity needs are.  This is due to the fact that we have limited history with respect to sales and since we are still in the process of proving our business plan we are unable to reasonably determine what portion of our expenses will be covered by sales.

TREND INFORMATION

TransAKT participates in industries with tremendous competition, scope, global opportunity and technological change. According to Telecom Trends International the global mobile commerce (“m-commerce”) market is expected to grow from $6.8 billion today to over $554 billion by 2008.  Also according to Telecom Trends International global m-commerce users are expected to grow from 95 million in 2003 to 1.7 billion in 2008.  “M-commerce” is an area of activity comprised of transactions with monetary value conducted via a mobile device.  These transactions may involve intangible goods delivered to the mobile device in digital format, as well as tangible goods that are purchased using the mobile device but delivered separately.  TransAKT intends to compete as a multi-product company targeting a number of different telecommunications industry niches. This tremendous growth can be credited to advances in technology as well as increased competition. As the quality and functionality of cellular phones has advanced significantly, their affordability has also improved. As the cost-spread between fixed-line and mobile phones narrows, it is likely that people will use their convenient mobile phone more.  Our business is currently focused on one small segment of the industry and the projected growth may not be achieved.

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

Voice Over Internet Protocol (VoIP) has emerged as the next generation global communications platform and has turned the telecommunications industry upside down. Traditional telecommunications companies are seeing their market share start to erode away as barriers to entry in the industry are dropping due to VoIP.  According to Juniper Research by 2009 the global VoIP market will contribute $32 billion to a total worldwide telephony market of $260 billion, or some 12% of revenues.  Ian Cox of Juniper Research says “VoIP will bring new revenue-generating opportunities to the telephony market by combining voice services with other IP applications”.  The use of VoIP for communications drastically reduces the cost of long distance.

Many of the networks and much of the hardware available today have problems with Network Address Translation (NAT).  TransAKT’s diverse VoIP offerings include a proprietary network that operates perfectly in NAT environments as well as behind firewalls and also includes hardware that works with or without a computer.  The Company currently has Eleven different hardware offerings and is continuing to expand on them.

As more and more companies enter the VoIP market, margins on hardware are shrinking in exchange for capturing clients.  As the larger incumbent telecommunications companies enter the market and offer significant discounts to retain their existing client base, we will be forced to offer the same rates in order to stay competitive.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

We have entered into lease obligations for office space expiring April 30, 2010 in Calgary and October 2006 in Taiwan.  The minimum lease payments over the next five years are:

Year	Amount
2005	$73,900
2006	$110,600
2007	$63,400
2008	$69,700
2009	$76,700
2010	$26,400

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

Name	Age	Position
Daniel Pomerleau	48	Chairman, CEO, President, and Director
Michael Pierce	47	Director
Roland Williams	52	Director
Gordon Miller	46	Director
Riaz Sumar	33	CFO and Director
Jean Pomerleau	44	Chief Operating Officer
Leroy Wolbaum	55	Director
James Wu	56	Director (President Transakt Taiwan)

Other than Daniel Pomerleau and Jean Pomerleau, who are brothers, none of the above Directors or officers are related and no arrangements or understandings with major shareholders, customers, suppliers, or other persons resulted in their selections as a Director or Officer.

Daniel Pomerleau

Mr. Pomerleau founded TransAKT Corp in 1997 and has been President since inception.  With over 17 products and patents developed, Mr. Pomerleau brings significant inventive and technical experience.  Since attending University, Mr. Pomerleau has worked in the oil field industry as a technical director for a number of international drilling companies such as NL Baroid and International Drilling Fluids.  From 1991 to 1994 Mr. Pomerleau founded and was President of Trident Systems.  From 1994 to 1997 he founded LWT Instrument Inc. (oil field instrumentation), and Absolute Zero Emissions Technology Corporation (variable cam timing system for internal combustion engines).

Michael Pierce

Mr. Pierce was Chief Financial Officer and a Director of the Company from October 2000 to October 2002.  In the past Mr. Pierce served as President and a Director of Baltic Resources, a mineral exploration company.  Mr. Pierce’s tenure with Baltic Resources began in August 1996.  Currently Mr. Pierce provides financial advise and planning to businesses on a contract basis.

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

Leroy Wolbaum

Director of Anglo Swiss for the past ten years as well as Mart Resources for the last eight years.  Both Anglo Swiss and Mart Resources are publicly traded companies.

James Wu

President of IP Mental Inc. from 1997 to present.  During his tenure at IP Mental Inc., Mr. Wu oversaw the development of a line of VoIP hardware and was part of the development team of the proprietary U&Me VoIP network.

COMPENSATION

COMPENSATION OF DIRECTORS

The following table sets forth the compensation paid to our President and two other most highly compensated executive officers for the years indicated.  No other executive officer of TransAKT earned a salary and bonus for such fiscal year in excess of CDN$100,000.

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Daniel Pomerleau President	2004/12/31	-	-	-	700,000	$595,676	Nil	Nil
Riaz Sumar Chief Financial Officer	2004/12/31	$90,000	-	-	650,000	$77,499	Nil	Nil
Jean Pomerleau Chief Operations Officer	2004/12/31	$90,000	-	-	650,000	Nil	Nil	Nil

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

Name	Position	Director or Officer Since
Daniel Pomerleau	Chairman, President, and CEO	2000/10/18
Michael Pierce	Director	2005/05/27
Roland Williams	Director	2000/10/18
Gordon Miller	Director	2003/06/13
Riaz Sumar	Director, CFO	CFO Since 2002/10/03 Director Since 2003/06/13
Leroy Wolbaum	Director	2005/05/27
James Wu	Director/President (Transakt Taiwan)	2004/10/25

No Director or officer has a service contract with the Company.

Audit Committee

 The Company’s audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the audit committee are Michael Pierce, Leroy Wolbaum, and Daniel Pomerleau.

Compensation Committee

 The Company’s compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the compensation committee are Leroy Wolbaum, Gordon Miller, and Roland Williams.

Corporate Governance Committee

 The Company’s corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the corporate governance committee are Michael Pierce, Roland Williams, and Leroy Wolbaum.

EMPLOYEES

We have 11 employees in Taiwan in various capacities and also use independent consultants for all corporate activities.  We currently have 3 independent consultants in addition to the executive board members that carry out day to day operations.  One consultant takes care of our sales efforts, the other takes care of overseeing day to day operations and the third takes care of investor relations activities.

SHARE OWNERSHIP

The following table sets forth information, as of June 20, 2005, with respect to the beneficial ownership of our common stock, by each person known to be the beneficial owner of more than 5% of the outstanding common stock, by each of the Company’s officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Warrants	Total	Percent of Class
Gordon Miller	3,921,053	80,000	700,004	4,701,057	8.82%
Michael Pierce	1,170,876	-	-	1,170,876	2.35%
Daniel Pomerleau	2,152,149	700,000	-	2,852,149	5.54%
Roland Williams	-	350,000	-	350,000	0.71%
Riaz Sumar	732,850	650,000	-	1,382,850	2.77%
Leroy Wolbaum	1,680,000	50,000	-	1,730,000	3.44%

IPMental Inc (b)	12,800,000	-	-	12,800,000	20.84%
	405,000	650,000	-	1,055,000	2.12%
	-	1,800,000	-	1,800,000	3.57%
All Officers and Directors as a group	22,861,928	4,280,000	700,004	27,841,932	36.42%

(a)

James Wu, a Director of TransAKT Corp., is the Chairman of IP Mental Inc.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

SHARE OWNERSHIP

The following table sets forth information, as of June 20 2005 with respect to the beneficial ownership of TransAKT Corp.’s common shares by each person known to be the beneficial owner of more than 5% of the outstanding common shares, by each of the Company’s officers and directors, and by the officers and directors of the Company as a group.

TITLE OF CLASS	BENFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	PERCENT OF CLASS (1)

Common	IP Mental Inc	12,800,000	26.6%

During the past three years, the only significant changes in the percentage ownership of shares held by TransAKT’s major shareholders were as follows:

Mr. Daniel Pomerleau - (a) In 2001, Mr. Pomerleau entered into agreements to acquire an additional 1,396,061 performance escrow shares in the aggregate from other principals of TransAKT, subject to the approval of the TSX Venture Exchange. The purchase of 1,200,000 of these shares was completed on April 24, 2002.

Mr. Gordon Miller – Pursuant to a private placement that closed on June 24, 2004, Mr. Miller purchased 1,000,000 shares of the Company at US$0.30 per share.

In October 2004 the Company purchased the business and certain assets of IP Mental Inc. in exchange for 12,800,000 common shares.

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

RELATED PARTY TRANSACTIONS

During the last three fiscal; years, the Company entered into the following related party transactions.

A finder’s fee of 1,280,000 common shares was paid to Leroy Wolbaum, a Director, in conjunction with the IP Mental acquisition as a result of the introduction prior to joining the Board;

During the financial year ended December 31, 2004, the Company incurred $17,316.37 for legal fees to a law firm of which Daniel Horner, the Corporate Secretary of the Company is an associate.

On June 24, 2004 we closed a private placement of 3,552,215 shares at US$0.30 per share.  Jean Pomerleau the Company’s Chief Operations Officer and Gordon Miller, Director purchased 77,2125 and 1,000,000 shares respectively in the placement.

On March 11, 2002 we completed a private placement of 600,000 units at a price of $0.25 per unit with Bar HR Land & Cattle Ltd.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant, where each warrant entitled the holder to purchase one additional common share for a period of one year at a price of $0.75 per share.  Bar HR Land & Cattle Ltd is owned 50% by Daniel Pomerleau, Director and 50% by Jean Pomerleau, Chief Operating Officer.

On May 1, 2003 we announced that it would conduct a private placement of 2,300,000 units at $0.23 per unit.  Each unit was comprised of one common share and one non-transferrable share purchase warrant.  Each full warrant would entitle the holder to purchase one additional common share for a period of two years at a price of $0.45 per share.  The private placement closed on July 3, 2003 with 1,692,222 Units being issued for proceeds of $389,211.06.  Gordon Miller, a new director of the company, purchased 965,222 of the Units.

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

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1

ITEM 9.

THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

(a)

Set forth below is the high and low market prices for TransAKT’s stock for the year ended December 31, 2004.  TransAKT’s stock began trading on the OTCC-BB on May 20, 2004.

2004
High	0.47
Low	0.131

Set forth below is the annual high and low market prices for TransAKT’s stock since it commenced trading on the Toronto Venture Exchange (TSX) on October 18, 2000.  The Company voluntarily de-listed from the TSX on September 17, 2004.

	2000	2001	2002	2003	2004
High	$5.60	$3.60	0.88	0.49	0.60
Low	0.14	0.21	0.22	0.18	0.27

(b)

Set forth below is the high and low market prices for each financial quarter during the two most recent full financial years and the for the first quarter of 2005.

For the TSX

Year 2003

Quarter	March	June	Sept	Dec

High	$0.40	0.28	0.49	0.42
Low	$0.18	0.18	0.20	0.23

Year 2004

Quarter	March	June	Sept	Dec

High	0.42	0.39	0.55	N/A
Low	0.32	0.30	0.38	N/A

The company voluntarily de- listed from the TSX on September 17, 2004

For the OTCBB

Year 2004

Quarter	March	June	Sept	Dec

High	N/A	N/A	0.47	0.36
Low	N/A	N/A	0.235	0.131

Year 2005

Quarter	March

High	0.35
Low	0.14

(c) Set forth below is the high and low market prices for each month during the last six calendar months on the OTC-BB

Year 2005

Six Months	December 2004	January	February	March	April	May

High	0.36	0.23	0.18	0.35	0.17	0.14
Low	0.131	0.14	0.15	0.15	0.11	0.105

MARKETS

Currently, our shares trade on the OTCC.BB under the symbol TKTJF.  There is a limited trading market for our shares and the market is not liquid. Our stock was traded

ITEM 10.

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company incorporates by reference herein the information set forth in the Company’s Amendment No.3 to Form 20-F/A filed with the SEC on March 8, 2004, under the heading “MEMORANDUM AND ARTICLES OF ASSOCIATION”.

MATERIAL CONTRACTS

Each of our material contracts has been described within this Form 20-F and attached.

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

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not Applicable.

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

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

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

.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing the company’s financial reporting procedures, internal controls, and the performance of the company’s auditors. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board. Members of the Audit Committee are Michael Pierce, Leroy Wolbaum, and Daniel Pomerleau.

The Company's Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Mr. Michael Pierce who serves as a Director of the company. Mr. Pierce is a former Certified General Accountant and former Chief Financial Officer of the Company.  The Board has determined that Mr. Pierce is not an “independent director” as such term is defined by the New York Stock Exchange and Nasdaq due to his employment by TransAKT through October 3, 2002 but that he will be regarded as independent as of October 2, 2005.

ITEM 16 B: CODE OF ETHICS.

The Company has not adopted a formal “code of ethics”, however, it does maintain written standards that are reasonably designed to deter wrong-doing and to promote:

1.

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

1.

Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, regulatory agencies and in other public communications made by the registrant;

2.

Compliance with applicable governmental laws, rules and regulations;

3.

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

To better fulfill and implement the Board’s corporate governance policies, a Corporate Governance Committee has been established. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee are Michael Pierce, Roland Williams, and Leroy Wolbaum.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

The Company’s external auditors, Daunheimer and Dow LLP, charged total fees of $13,642.50 for the year ended December 31, 2004. Daunheimer and Dow LLP provides audit and review services for, respectively, annual and interim financial statements of the Company as well as tax advice and the preparation of annual tax returns.  All of the $13,642.50 above was for audit fees and none of the amount was for audit related fees or income tax preparation fees.

ITEM 16 D.  EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

 Not Applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-1

Annual Financial Statements for years ended December 31, 2002, 2001 and 2000:

Balance Sheets	F-3

Statement of Loss and Deficit	F-4

Statements of Cash Flows	F-5

Notes to Financial Statements	F-6 to F-15

Interim Financial Statements for period ended September 30, 2003:

Balance Sheets	F-16

Statement of Loss and Deficit	F-17

Statement of Cash Flows	F-18

Notes to Interim Financial Statements	F-19 to F-23

ITEM 19.

EXHIBITS

Exhibit No.	Exhibit
1.1*	Articles of Amalgamation
1.2*	Bylaws
2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note
23	Consent of Daunheimer & Dow LLP, Chartered Accountants filed herewith.

* Incorporated by reference to the Exhibits filed with the registrant's Form 20-F filed on September 16, 2003.

TransAKT Corp

Consolidated Financial Statements

December 31, 2004 and 2003

TransAKT Corp

Index to Consolidated Financial Statements

December 31, 2004 and 2003

Page
Management’s Report	1
Report of Independent Registered Chartered Accountants
Consolidated Balance Sheets	3
Consolidated Statements of Loss and Deficit	4
Consolidated Statements of Cash Flow	5
Notes to Consolidated Financial Statements	6 – 19

Management’s Report

Preparation of the consolidated financial statements accompanying this annual report and the presentation of all other information in this report is the responsibility of management.  The financial statements have been prepared in accordance with appropriate and generally accepted accounting principles and reflect management’s best estimates and judgments.  All other financial information in the report is consistent with that contained in the financial statements.  The Company maintains appropriate systems of internal control, policies and procedures which provide management with reasonable assurance that assets are safeguarded and that financial records are reliable and form a proper basis for preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee.  The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors.  The consolidated financial statements have been audited by Meyers Norris Penny LLP, Chartered Accountants.  Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

“signed”

“signed”

Daniel Pomerleau

Riaz Sumar

CEO

Chief Financial Officer

Report of Independent Registered Chartered Accountants

To the Shareholders of TransAKT Corp

We have audited the consolidated balance sheet of TransAKT Corp as at December 31, 2004 and the consolidated statement of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported on by another firm of public accountants.

Calgary, Alberta

Independent Registered

July 14, 2005

Chartered Accountants

Comments by Independent Registered Chartered Accountants on Canada – United States Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going-concern, as referred to in Note 1 to these consolidated financial statements.  Our report to the shareholders dated July 14, 2005, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditor’s report when the facts are adequately disclosed in the financial statements.

Calgary, Alberta

Independent Registered

July 14, 2005

Chartered Accountants

TransAKT Corp

Consolidated Balance Sheets

As at December 31

	2004	2003
Assets
Current
Cash	$506,701	$27,703
Accounts receivable	40,989	48,398
Inventory	244,809	310,132
Advances to shareholders (Note 5)	50,659	24,851
Prepaid expenses and deposits	28,178	9,768
	871,336	420,852

Promissory note (Note 6)	601,700	-
Capital assets (Note 7)	350,026	251,009
Patents and trademarks (Note 8)	199,266	199,373
Goodwill (Note 4)	3,121,518	-
	$5,143,846	$871,234

Liabilities
Current
Accounts payable and accrued liabilities	$326,908	$296,908
Inventory loan (Note 9)	161,266	203,618
	488,174	500,526

Shareholders' Equity
Share capital (Note 10)	10,762,188	5,447,021
Contributed surplus (Note 10)	1,670,314	-
Deficit	(7,776,830)	(5,076,313)
	4,655,672	370,708
	$5,143,846	$871,234

Nature of operations and going-concern considerations (Note 1)

Commitments and continuing obligations (Note 15)

Approved on behalf of the Board:

(Daniel Pomerleau)

 Director

(Riaz Sumar)

 Director

TransAKT Corp

Consolidated Statements of Loss and Deficit

For the years ended December 31

	2004	2003	2002
Revenue	$337,697	$145,091	$6,309
Cost of goods sold	238,330	79,076	3,413
	99,367	66,015	2,896

Expenses
Stock-based compensation (Note 11)	1,265,000	-	-
Management and consulting fees	357,121	265,130	406,592
Office	223,329	108,256	318,682
Amortization	140,002	134,993	17,375
Obsolete inventory write-down	100,879	-	-
Salaries and wages	163,221	-	-
Professional fees	41,196	10,997	57,666
Rental	78,623	66,797	114,253
Travel	67,527	33,931	90,873
Telephone and internet	26,760	19,779	24,400
Advertising and promotion	23,207	9,187	13,051
Interest and bank charges	22,618	21,163	3,868
Research and development	(22,315)	111,920	289,035
	2,487,168	782,153	1,335,795
Loss from operations	(2,387,801)	(716,138)	(1,332,899)

Other income
Interest income	106	126	1,454
Foreign exchange (loss) gain	(67,150)	16,323	-
	(67,044)	16,449	1,454
Net loss	(2,454,845)	(699,689)	(1,331,445)
Deficit – beginning of year	(5,076,313)	(4,376,624)	(3,045,179)
Change in accounting policy(Note 3)	(245,672)	-	-
Deficit – end of year	$(7,776,830)	$(5,076,313)	$(4,376,624)

Earnings (loss) per share	$(0.08)	$(0.03)	$(0.06)

Weighted average number of shares	32,620,432	26,340,942	24,195,893

TransAKT Corp

Consolidated Statements of Cash Flows

For the years ended December 31

	2004	2003	2002
Operating activities
Net loss	$(2,454,845)	$(699,689)	$(1,331,445)
Item not affecting cash:
Stock-based compensation (Note 11)	1,265,000	-	-
Amortization	140,002	134,993	17,375
Obsolete inventory write-down	100,879	-	-
Unrealized foreign exchange loss	72,690	-	-
	(876,274)	(564,696)	(1,314,070)
Changes in non-cash working capital:
Accounts receivable	7,409	(1,425)	(23,142)
Inventory	(35,557)	(280,434)	(11,240)
Prepaid expenses and deposits	(18,410)	171,179	(161,455)
Accounts payable and accruals	30,000	(134,568)	111,070
	(16,558)	(245,248)	(84,767)
	(892,832)	(809,944)	(1,398,837)

Investing activities
Business acquisition costs	(69,618)	-	-
Purchase of equipment	(49,743)	(5,224)	(204,177)
Patents and trademark applications and related costs	(2,670)	(14,927)	(101,000)
Promissory note	(674,388)	-	-
Advances to shareholders	(25,808)	-	-
	(822,227)	(20,151)	(305,177)

Financing activity
Repayment of inventory loan	(42,352)	(190,783)	-
Issuance of common shares, net of share issuance costs	2,236,409	774,203	1,754,750
Due to (from) shareholders	-	-	(203,966)
Proceeds from long term financing	-	-	394,400
Repayment of promissory note	-	-	(150,000)
	2,194,057	583,420	1,795,184

Increase (decrease) in cash	478,998	(246,675)	91,170
Cash - beginning of year	27,703	274,378	183,208
Cash - end of year	$506,701	$27,703	$274,378

Cash flow supplementary information
Interest paid	$20,311	$21,162	$3,869

1. Nature of Operations and going-concern considerations

The Company was incorporated under the laws of the Province of Alberta on June 3, 1997. The

Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the Canadian Venture Exchange. In 2004 the Company voluntarily de-listed from the TSX Venture exchange and retained a listing on the Over the Counter Bulletin Board in the United States. In October 2004 the Company purchased certain assets of IP Mental Inc., a Taiwan based Voice over Internet Protocol company.

The Company designs and develops Voice over Internet Protocol solutions and mobile payment terminals for the consumer electronics industry. The Company commenced commercial production on its development projects in 2003. Funding for activities is raised primarily through private and public share offerings and from financial support of related parties.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis.  This presumes funds will be available to finance ongoing research and development, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  The Company has incurred a net loss of $2,454,845 during the year ended December 31, 2004 (2003 - $699,689; 2002 - $1,331,445) and as at December 31, 2004, has an accumulated deficit of $7,776,830.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related assets is dependent upon future commercial success of the technologies and raising sufficient funds to continue research and development as well as to effectively market its products.

In the past, the Company has been successful in raising funds in the equity market for research and development and operating activities, but there is no assurance that it will be able to do so in the future.  If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going-concern as it would likely have to dispose of its assets on a less than advantageous basis.

These consolidated financial statements do not give effect to any adjustments which might be necessary if the Company is unable to continue its operations as a going-concern.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. The consolidated financial statements include the accounts of the Company and its subsidiaries, TransAKT USA Corp., TransAKT Holdings Limited, and TransAKT Taiwan Limited.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company currently generates revenue primarily from the sale of product.

Revenues from the sale of product are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates.  Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date.  Translation gains and losses are included in current earnings.

Patents and trademarks

Costs incurred to secure patents and trademarks, including patent application costs, have been deferred and are amortized to operations over their useful life commencing with commercial production.

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

Goodwill

Goodwill is the excess of the cost of acquired enterprises over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. The impairment test consists of a comparison of the fair value of the Company's reporting units with their carrying amount. When the carrying amount of a reporting unit exceeds the fair value, the Company compares the fair value of goodwill related to the reporting unit to its carrying value and recognizes an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on evaluations of discounted anticipated cash flows.

2. Summary of Significant Accounting Policies (continued)

Future income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided at various rates designed to amortize the assets over their estimated useful lives. The amortization rates are as follows:

Computer software	50%	straight-line method
Tools and dies	20%	declining balance method
Computer equipment	30%	declining balance method
Lab equipment	30%	declining balance method
Telephone system	20%	declining balance method
Furniture and fixtures	20%	declining balance method
Leasehold improvements		over the term of the lease

Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Stock-based compensation

The Company has a stock option plan that is described in Note 10. Previously, compensation expenses were recognized for these plans only when stock options were issued to non-employees. Any consideration paid on exercise of stock options was credited to share capital.

Effective January 1, 2004, the Company retroactively adopted new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of the stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

Measurement uncertainty

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The precise value of many assets and liabilities is dependent on future events. As a result, the preparation of financial statements for a period involves the use of estimates which have been made using careful judgment. Actual results could differ from those estimates.

3. Changes in Accounting Policy

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options. Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period. In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company has not restated prior year’s reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $245,672 and contributed surplus by the same amount. Options granted in 2004 are expensed in the current financial statements in accordance with the standard previously described.

4. Acquisition of Voice over Internet Protocol business

On August 15, 2004 the Company acquired IP Mental Inc.’s (IPM) Voice over Internet Protocol business, together with substantially all the manufacturing assets in Taiwan for total share consideration of 12,800,000 common shares valued at $2,944,000 plus acquisition costs of $364,018 which included the issue of 1,280,000 common shares as a finder’s fee. The acquisition has been accounted for using the purchase method and, accordingly, the results of operations of the business acquired have been included in the consolidated financial statements since the acquisition date.

The 12,800,000 common shares issued are held in escrow pursuant to the Purchase Agreement, and are released in increments every six months over a period of three years from the purchase date.

The purchase price has been allocated as follows:

Capital assets	$186,500
Goodwill	3,121,518
$3,308,018

The purchase price was estimated based on the date of closing using a fair value estimate of the

14,080,000 common shares issued taking into consideration the Company’s historical share price and trading volumes.

5. Advances to Shareholders

The advances to shareholders are non-interest bearing, unsecured and without fixed terms of repayment.

6. Promissory Note

During the year the Company advanced $U.S.500,000 ($Cdn. 601,700) to IPM. The promissory note is non-interest bearing, unsecured and was due on June 1, 2005.  This balance was not collected on June 1, 2005. As a result of the Company's purchase of substantially all of IPM's assets (Note 4), IPM has no active operations and limited assets other than inventory.  Management anticipates that the principal of the loan will be collected either in cash or in kind from IPM's inventory.

7. Capital Assets

			2004	2003
		Accumulated	Net book	Net book
	Cost	amortization	value	value
Computer software	$226,789	$192,674	$34,115	$105,145
Tools and dies	202,749	56,500	146,249	120,759
Computer equipment	150,310	41,987	108,323	12,924
Lab equipment	70,020	30,932	39,088	8,430
Telephone system	8,594	4,517	4,077	2,701
Furniture and fixtures	8,063	1,952	6,111	1,050
Leasehold Improvements	15,095	3,032	12,063	-
	$681,620	$331,594	$350,026	$251,009

8. Patents and Trademarks

	2004	2003
Patents and trademark applications and related costs	$205,513	$202,843
Accumulated amortization	(6,247)	(3,470)
	$199,266	$199,373

Patents and Trademarks includes $186,191 (2003: $185,491) related to patents for products that are not yet in commercial production.

9. Inventory Loan

The Company received $U.S. 90,450 and $U.S. 250,000 in 2003 and 2002, respectively, as proceeds of a series of promissory notes that totaled $U.S. 340,450. The funds were used to finance the production and sale of up to 1,000 TransAKT 1 units. The promissory notes are unsecured and bear interest at 10% per annum commencing six months after their issuance. A bonus amount of $U.S. 100 per TransAKT 1 unit sold, not exceeding $U.S. 100,000 in aggregate is added to the principal as the units are sold. The principal, interest and bonus amounts are repayable at the rate of $U.S. 350 for each TransAKT 1 unit sold.

The unpaid portion of the principal, interest and bonus amount not paid within one year could be converted into common shares at the average common share closing price for the thirty consecutive trading days immediately preceding the notice to convert. The conversion feature expired on May 24, 2004 with no further conversions taking place.

During 2004 the Company paid U.S. $40,682 in principal, interest and bonus payments.

10. Share Capital

Authorized:

Unlimited common voting shares

Unlimited preferred shares

Issued:

Common shares	Shares	$
Balance, December 31, 2002	25,340,912	$4,672,818
Shares issued on exercise of options (a)	90,000	45,000
Shares issued for cash in private placement (b)	1,692,222	389,211
Shares issued in exchange for debt (c)	892,319	348,004
Share issue costs	-	(8,012)
Balance, December 31, 2003	28,015,453	$5,447,021
Shares issued on exercise of options (d)	210,000	85,867
Shares issued for cash in private placement (e)	5,680,786	2,348,250
Shares issued on acquisition of IP Mental assets (f)	12,800,000	2,944,000
Shares issued for finder’s fee on IP Mental acquisition (f)	1,280,000	294,400
Share issue price allocated to contributed surplus for
warrants	-	(159,642)
Share issue costs	-	(197,708)
Balance, December 31, 2004	47,986,239	$10,762,188

No preferred shares have been issued.

Notes:

(a)

90,000 options were exercised to purchase one common share per option for $0.50 per share.

(b)

1,692,222 units were issued for $0.23 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a purchase price of $0.45 for a period of two years.

(c)

892,319 shares were issued as repayment to various creditors at $0.39 per share.

(d)

210,000 shares were issued on the exercise of stock options at $0.50 per share and US$0.30 per share.

(e)

A total of 5,680,786 shares were issued pursuant to two private placements completed during the year. The first completed on June 25, 2004 was a private placement of 3,552,215 common shares at US$0.30 per share. The second private placement completed on October 26, 2004 was a private placement of 2,128,571 units at US$0.35 per unit. Each unit was comprised of one common share and one half of one common share purchase warrant exercisable for a period of two years. Each full warrant entitles the holder to purchase an additional common share in the capital of the Company for US$0.60 in the first year and US$0.80 in the second year. The 1,064,285 warrants issued were given a fair value of $159,643 and this amount was deducted from share capital and included in contributed surplus.

(f)

On October 14, 2004 the Company acquired certain assets of IP Mental Inc., a Taiwanese based Voice over Internet Protocol company, in exchange for 12,800,000 common shares with a fair value of $0.23 per share. A finder’s fee of 10% of the shares issued to IP Mental was paid on the transaction.

(g)

During the year the Company issued 6,750,000 options and under the fair value method of accounting a compensation expense of $1,265,000 was recognized and included in contributed surplus.

(h)

As at December 31, 2004, 16,270,574 shares were held in escrow (2003: 3,470,574).  Over the next year, 7,735,286 shares are scheduled to be released from escrow.

Warrants:

As at December 31, 2004 there was a total of 2,756,507 warrants outstanding allowing the holders to purchase a total of 2,756,507 common shares. 1,692,222 of the warrants expire on June 24, 2005 and have an exercise price of $0.45 per warrant and 1,064,285 of $0.45 per warrant the warrants expire on October 25, 2006 and can be exercised for US$0.60 (Canadian $0.73) per warrant in the first year and US$0.80 per warrant in the second year.

The following is a summary of warrants issued and outstanding at December 31, 2004 and 2003:

	2004		2003
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Balance, beginning of year	1,692,222	$0.45	1,540,263	$0.65
Cancelled during the year	-	$-	(1,540,263)	$0.65
Exercised during the year	-	$-	-	$-
Granted during the year	1,064,285	$0.73	1,692,222	$0.45
Balance, end of year	2,756,507	$0.56	1,692,222	$0.45
Exercisable, end of year	2,756,507	$0.56	1,692,222	$0.45

Options:

The Company has granted options at an exercise price of $0.50 and US$0.30 (Canadian $0.36) per share with expiry dates from October 18, 2005 to October 20, 2007 to its directors, officers and consultants.

The following is a summary of options issued and outstanding at December 31, 2004 and 2003:

	2004		2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	3,185,000	$0.50	5,155,000	$0.50
Cancelled during the year	(625,000)	$0.50	(1,880,000)	$-
Exercised during the year	(210,000)	$0.41	(90,000)	$0.50
Granted during the year	6,750,000	$0.39	-	$-
Balance, end of year	9,100,000	$0.40	3,185,000	$0.50

At December 31, 2004 the outstanding stock options are as follows:

Number of shares	Exercise price	Expiry date
400,000	$0.50	October 18, 2005
100,000	$0.50	October 20, 2005
675,000	$0.50	December 11, 2005
1,355,000	$0.50	October 7, 2007
4,070,000	US$0.30	June 8, 2007
2,500,000	US$0.30	October 20, 2007

Contributed Surplus:

Contributed surplus is composed of the following items:

Fair value of stock options granted in 2004	$1,265,000
Fair value of stock options granted in 2002	245,672
Fair value of warrants outstanding	159,642
Contributed Surplus	$1,670,314

11. Stock-based compensation

Effective January 1, 2004 the Company began accounting for stock-based compensation using the fair value method. Under this method, the fair value of all stock options issued is calculated using the Black-Scholes option pricing model and the fair value is recognized in the financial statements as compensation expense. In 2003 there were no options issued.

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2002 been recognized as compensation expense based on the estimated fair value of the options on the grant date.  The Company did not issue any options in 2003.

2002
Loss for the year as reported	$1,331,443
Compensation expense	245,672
Pro-forma loss for the year	$1,577,115
Loss per common share as reported	$0.06
Pro-forma loss per common share	$0.07

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2002
Expected life (years)	1.0	1.0
Risk-free interest rate (%)	2.5	4.0
Volatility	1.542	88.9

12. Research and Development

	2004	2003
In-house consultants	$-	$45,000
Outside consultants	(24,101)	26,080
Materials and supplies	1,786	21,455
Travel and incidental expenses	-	19,385
	$(22,315)	$111,920

The Company is developing Voice over Internet Protocol solutions and mobile payment terminals.

13. Related Party Transactions

a.

Individuals that were directors and shareholders or corporations controlled by them received $180,750 (2003 - $211,330 ; 2002 – $290,000) for management and consulting services;

b.

Accounts payable includes $42,079 (2003 - $40,132) that are due to directors and shareholders;

c.

An officer of the Company has an advance due to the Company of $50,659 (2003 - $24,850).

d.

During the financial year ended December 31, 2004, the Company incurred $17,316 for legal fees to a law firm of which the Corporate Secretary of the Company is an associate;

e.

On June 25, 2004 the Company completed a private placement of 3,552,215 common shares at a price of US$0.30 per share. A Director of the Company purchased 1,000,000 shares and the Chief Operations Officer purchased 77,215 shares.

Related party transactions have been recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

14. Income Taxes

The provision for income taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate to earnings (loss) before income taxes and other taxes as follows:

	2004	2003	2002
Net loss	$2,454,845	$699,689	$1,331,445
Statutory rate	34%	34%	34%
Computed “expected” income tax recovery	$834,647	$237,894	$452,691
Amortization in excess of capital cost allowance	(41,654)	(50,144)	(5,908)
Stock-based compensation	(411,740)	-	-
Tax benefit of losses not recognized	(381,253)	(187,750)	(446,783)
Reported income taxes	$-	$-	$-

The Company has available losses of $5,712,650, the benefit of which has not been reflected in these financial statements. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses may be carried forward against future income for tax purposes. The losses will expire as follows:

2005	$107,232
2006	$551,539
2007	$1,078,637
2008	$1,230,352
2009	$1,314,070
2010	$564,164
2011	$866,656

The Company also has available research and development expenses of approximately $290,000 which may be claimed against future taxable income. These deductions have no expiry date.

15. Commitments and Continuing Obligations

The Company has entered into lease agreements for office space expiring April 30, 2010 in Calgary and October 2006 in Taiwan. The minimum lease payments over the next five years are:

Year	Amount
2005	$73,900
2006	$110,600
2007	$63,400
2008	$69,700
2009	$76,700
2010	$26,400

16. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, advances to shareholder, promissory note, accounts payable and accrued liabilities, and inventory loan. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  The fair values of the promissory note and inventory loan have not been estimated because the timing of repayments cannot be accurately determined.

The Company enters into transactions in the normal course of operations denominated in United States currency for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations.  As at December 31, 2004, the following items are denominated in United States currency:

		2004	2003
Cash	CAD$	430,345	24,687
Accounts Receivable	CAD$	26,490	3,500
Promissory Note	CAD$	601,700	-
Accounts Payable	CAD$	37,820	152,454

17. Segmented Information

a. Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision maker is the Company’s President and CEO. The

President and CEO reviews the financial information presented by the Company’s two operating segments – the Payments Business Unit and the Voice over Internet Protocol Business Unit.

The operating segments are defined by the primary technologies incorporated in their product lines.

17. Segmented Information (continued)

Year Ended December 31, 2004	Mobile Payments	Voice over Internet Protocol	Corporate	Total
Sales	$123,398	$214,299	$-	$337,697
Interest expense	$18,986	$-	$1,325	$20,311
Amortization and write downs	$214,590	$17,491	$8,800	$240,881
Net loss	$(138,076)	$(167,529)	$(2,149,240)	$(2,454,845)
Capital assets, patents and trademarks, and goodwill	$119,845	$3,339,652	$211,313	$3,670,810
Total assets	$119,845	$3,364,386	$1,659,615	$5,143,846
Capital expenditures	$428	$49,124	$2,862	$52,414

b. Assets and sales by geographic region

Year Ended December 31, 2004	Assets	Sales
Canada	$1,709,661	$327,275
Taiwan	$3,337,579	$10,422
Other	$96,606	$-

Sales are attributed to geographic segments based on the location from where the sale was made.

c. Major customers

Significantly all of the Mobile Payments Business Unit sales occurred to various parties in the

United States. The Company’s Voice over Internet Protocol Business Unit sells to customers in almost every country in the world and there is no one significant customer.

Comparative numbers for 2003 are not shown as the Company had only one reporting segment in 2003.

18. Comparative figures

Some of the comparative figures have been reclassified to conform to the current year's presentation.

19. Canadian and United States Generally Accepted Accounting Principles

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”).  Differences between Canadian and US GAAP that would have materially impacted reported financial results are as follows:

Statements of Loss	2004	2003	2002
	$	$	$

Loss for the year - Canadian basis	(2,454,845)	(699,689)	(1,331,445)

Loss and comprehensive loss for the year - U.S. basis	(2,454,845)	(699,689)	(1,331,445)

Loss per common share (basic and diluted) – Canadian basis	(0.08)	(0.03)	(0.06)
Loss and comprehensive loss per common share (basic and diluted) - U.S. basis	(0.08)	(0.03)	(0.06)

Balance Sheet

As at December 31, 2004	Note	As Reported	Increase (Decrease)	US GAAP
Shareholders’ equity
Contributed surplus	(a)	$1,670,314	$(245,672)	$1,424,624
Retained earnings	(a)	$(7,776,830)	$245,672	$(7,531,158)

As at December 31, 2003	Note	As Reported	Increase (Decrease)	US GAAP
Shareholders’ equity
Contributed surplus		-	-	-
Retained earnings		$(5,076,313)	-	$(5,076,313)

a)

Prior to 2004 the Company used the intrinsic method of accounting for stock options for both Canadian and US GAAP purposes. On January 1, 2004 the Company changed its method of accounting for stock options to the fair value method. While US GAAP continues to allow the use of either the intrinsic method, as prescribed by APB 25, or the fair value method, as prescribed by SFAS 123, the Company has elected to adopt the fair value method of accounting for stock options for US GAAP purposes using the Modified Prospective Method.  Under this transition provision a US GAAP difference of $245,672 results as there is no charge to retained earnings required for prior year’s as was required under Canadian GAAP.

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2002 been recognized as compensation expense based on the estimated fair value of the options on the grant date.  The Company did not issue any options in 2003.

19. Canadian and United States Generally Accepted Accounting Principles (continued)

2002
Loss for the year as reported	$1,331,443
Compensation expense	245,672
Pro-forma loss for the year	$1,577,115
Loss per common share as reported	$0.06
Pro-forma loss per common share	$0.07

The fair value of options granted during 2002 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Expected life (years)

1.0

Risk-free interest rate (%)

4.0

Volatility

88.9

Other Disclosures

Subtotal in Operating Cash Flows

The Company includes a subtotal in cash provided by operating activities in the statements of cash flows. The SEC prohibits the inclusion of this subtotal.

Development Stage Company

The Company is a Development Stage Company (as described in U.S. SFAS 7).  Accordingly, the financial statements would be as presented with the following additional information provided:

2004
Cumulative revenues earned during the development stage:	$507,316
Cumulative expenses incurred during the development stage:	$8,284,146
Cash flows from (used in):
Funds used in operating activities	$(5,572,867)
Funds used in investing activities	$(1,241,570)
Funds from financing activities	$7,321,138

New pronouncements

In 2004, the FASB issued a new revised Statement No. 123, Share-Based Payment.  FAS 123 establishes a standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  FAS 123 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period.

19. Canadian and United States Generally Accepted Accounting Principles (continued)

Revised FAS 123 eliminates the alternative to use the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  Revised FAS 123 is effective for public companies as of the beginning of the first interim reporting period after June 15, 2005.  The Company adopted Revised FAS 123 in 2004, the results of which have been reflected above

In 2003, the FASB issued interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”), which became effective January 1, 2004.  The Canadian Institute of Chartered Accountants (“CICA”) issued a similar accounting guideline (“AcG 15”).  FIN 46 and AcG 15 provide guidance as to when a company should consolidate another entity into its Consolidated Financial Statements.  A variable interest entity (“VIE”) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 and AcG 15 require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns, or both.  If a company has previously consolidated a VIE but is not subject to a majority of the risk of the loss of its activities nor entitled to receive a majority of its residual returns, such VIE is required to be deconsolidated.  Management has determined that this guideline does not impact on the Corporation’s financial position, operating results or cash flow.

In December 2004 the FASB issued FAS 153 which deals with the accounting for the exchanges of non-monetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduces a broader exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the financial statements.

The adoption of these standards will not have any impact on the Corporation’s current financial position or results of operations; however, the impact of these standards in future years could be material.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: July 15, 2005	TransAKT Corp. By: /s/ Daniel Pomerleau Name: Daniel Pomerleau Title: President and CEO