Form 20-F/A
period 2004-12-31
TRANSAKT CORP
filed 2006-04-06
CIK 1263872

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

 AMENDMENT #1

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

[  ]Yes  [  ] No

EXPLANATORY NOTE

This Amendment Number 1 to TransAKT Corp.’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2004 ( this “Amendment”) is being filed solely to amend the following sections as well as to update certifications and signatures by our officers:

Item 15 Controls and Procedures was updated to reflect an evaluation of our controls and procedures by our officers as at the end of the period covered by the report with their conclusion on those controls and procedures

The Auditors’ Report in the Financial Statements was amended to include our previous Auditors Report for the years 2003 and 2002.

In the financial statements the fair value calculation for the IP Mental acquisition was revised to eliminate the discount factor and now reflects a fair value of $0.32 per share.

We provided unaudited pro-forma information regarding the acquisition of IP Mental Inc. assets and business pursuant to paragraphs 54-55 of SFAS 141.  We also added certain information as required by paragraphs 51(b) and 51(e) of SFAS 141.

We have updated the financial disclosures in Note 20 to indicate we are no longer a development stage company.

The evaluation of our controls and procedures referenced in Exhibit 12 was updated to reflect that the evaluation was performed as at the end of the period covered by the report to comply with Instruction to exhibit 12 of Form 20-F.

TransAKT Corp.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Original Filing”) was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2005/

This Form 20-F/A does not otherwise change or update the disclosures set forth in the Form 20-F as originally filed on July 15, 2005 and does not reflect events occurring after the original filing of the Form 20-F.

TABLE OF CONTENTS

PART I

1

Item 1.

Identity of Directors, Senior Management and Advisors

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Company

6

Item 5.

Operating and Financial Review and Prospects

10

Item 6.

Directors, Senior Management and Employees

17

Item 7.

Major Shareholders and Related Party Transactions

20

Item 8.

Financial Information

22

Item 9.

The Offering and Listing

22

Item 10.

Additional Information

23

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

25

Item 12.

Description of Securities Other than Equity Securities

25

PART II

26

Item 13.

Defaults, Dividend Arrearages and Delinquencies

26

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

26

Item 15.

Controls and Procedures

26

Item 16. Code of Ethics

26

PART III

28

Item 17.

Financial Statements

28

Item 18.

Financial Statements

28

Item 19.

Exhibits

29

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

Table No. 1

Selected Financial Data CDN GAAP

(CDN $)

	For the fiscal year ending December 31
	2000	2001	2002	2003	2004
Operating Revenues	Nil	Nil	6,309	145,091	337,697
Income (loss) from Operations	(1,109,365)	(1,258,495)	(1,332,899)	(716,137)	(2,454,951)
Net Income (loss)	(1,102,314)	(1,323,661)	(1,331,445)	(699,688)	(2,454,845)
Net Loss per share	(0.06)	(0.02)	(0.06)	(0.03)	(0.08)
Diluted Net Loss per share	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted Ave Shares Outstanding	18,045,828	24,195,893	24,195,893	26,340,942	32,620,432
Working Capital	227,166	(404,532)	125,372	(76,673)	383,162
Long Terms Debt	Nil	Nil	394,400	-	Nil
Shareholders’ Equity	457,096	(127,110)	296,194	370,709	5,922,872
Capital Stock	17,610,712	19,964,412	25,340,912	25,340,912	47,986,239
Total Assets	976,321	615,262	1,122,068	871,234	6,411,046

Table No. 2

Selected Financial Data US GAAP

(CDN $)

	For the fiscal year ending December 31
	2000	2001	2002	2003	2004
Operating Revenues	Nil	Nil	6,309	145,091	337,697
Income (loss) from Operations	(1,109,365)	(1,258,495)	(1,332,899)	(716,137)	(2,454,951)
Net Income (loss)	(1,102,314)	(1,323,661)	(1,331,445)	(699,688)	(2,454,845)
Net Loss per share	(0.06)	(0.02)	(0.06)	(0.03)	(0.08)
Diluted Net Loss per share	-	-	-	-	-
Dividends per share	Nil	Nil	Nil	Nil	Nil
Weighted Ave Shares Outstanding	18,045,828	24,195,893	24,195,893	26,340,942	32,620,432
Working Capital	227,166	(404,532)	125,372	(76,673)	383,162
Long Terms Debt	Nil	Nil	394,400	-	Nil
Shareholders’ Equity	457,096	(127,110)	296,194	370,709	5,922,872
Capital Stock	17,610,712	19,964,412	25,340,912	25,340,912	47,986,239
Total Assets	976,321	615,262	1,122,068	871,234	6,411,046

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

Over the past three years we have had no major capital expenditures and we currently do not have any planned capital expenditures.  In 2004 we purchased the assets of IP Mental Inc. for shares of our Company that were fair valued at 4,096,000 and we also advanced them US$500,000 by way of a promissory note.  Other capitalized costs n the transaction were $478,818 which included a finder’s fee in stock of 409,600 and miscellaneous acquisition costs.  Other than the IP Mental Inc. acquisition we have generally only had capital expenditures on computer equipment, tools and dies, patents, and trademarks.

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

In marketing the MPOS products, we will target those businesses that conduct commercial transactions away from a central business location, including food delivery, utilities, government house cleaning, healthcare, financial services, delivery vans, landscaping, trades persons, and taxicabs, etc.  Mobile wireless solutions are emerging technologies and applications where enterprises and consumers can use their mobile phones to carry out their business whenever and wherever they want.

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

Net loss

Net loss for the year was $(699,688), compared with $(1,331,445) in 2002, an improvement of $631,657,. $553,643 of this improvement was from overall reductions in operating costs.

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

Our sales have generated limited revenue to date and we will require $1,500,000 for operations, marketing, and 4research and development.

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

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

There were no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16 D.  EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

 Not Applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-3

Annual Financial Statements for years ended December 31, 2004, 2003 and 2002:

Balance Sheets	F-5

Statement of Loss and Deficit	F-6

Statements of Cash Flows	F-7

Notes to Financial Statements	F-8 to F-22

ITEM 18.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 19.

EXHIBITS

Exhibit No.	Exhibit
1.1*	Articles of Amalgamation
1.2*	Bylaws
2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note
31	Certifications required by Rule 13a-14(a) or Rule 15d-14(a), filed herewith.
32	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350), filed herewith.

* Incorporated by reference to the Exhibits filed with the registrant's Form 20-F filed on September 16, 2003.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: April 6, 2006	TransAKT Corp. By: /s/ Daniel Pomerleau Name: Daniel Pomerleau Title: President and CEO

TransAKT Corp

Consolidated Financial Statements

December 31, 2004 and 2003

(All funds in Canadian dollars)

TransAKT Corp

Index to Consolidated Financial Statements

December 31, 2004 and 2003

(all funds in Canadian dollars)

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

“signed”

“signed”

Daniel Pomerleau

Riaz Sumar

CEO

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of TransAKT Corp

We have audited the consolidated balance sheet of TransAKT Corp as at December 31, 2004 and the consolidated statement of loss and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous audit report dated July 14, 2005 has been withdrawn and the consolidated financial statements have been revised as described in Note 19 to the consolidated statements.

The comparative figures were reported on by another firm of public accountants.

Calgary, Canada

/s/ Meyers Norris Penny LLP

July 14, 2005

Chartered Accountants

(Except for notes 4, 10, 19 and 20

which are as of February 24, 2006)

Comments by Independent Registered Chartered Accountants on Canada – United States Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going-concern, as referred to in Note 1 to these consolidated financial statements.  Our report to the shareholders dated July 14, 2005 (except notes 4, 10, 19 and 20 which are as of February 24, 2006), is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditor’s report when the facts are adequately disclosed in the financial statements.

Calgary, Canada

/s/ Meyers Norris Penny LLP

July 14, 2005

Chartered Accountants

(Except for notes 4, 10, 19 and 20

which are as of February 24, 2006)

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

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003,  December 31, 2002, and December 31, 2001 and the results of its operations and  its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Daunheimer & Dow LLP"

Calgary, Alberta

Chartered Accountants

May 6, 2004

TransAKT Corp

Consolidated Balance Sheets

As at December 31

(All funds in Canadian dollars)

	RESTATED
	2004	2003
Assets
Current
Cash	$506,701	$27,703
Accounts receivable	40,989	48,398
Inventory	244,809	310,132
Advances to shareholders (Note 5)	50,659	24,851
Prepaid expenses and deposits	28,178	9,768
	871,336	420,852

Promissory note (Note 6)	601,700	-
Capital assets (Note 7)	350,026	251,009
Patents and trademarks (Note 8)	199,266	199,373
Goodwill (Note 4)	4,388,718	-
	$6,411,046	$871,234

Liabilities
Current
Accounts payable and accrued liabilities	$326,908	$296,908
Inventory loan (Note 9)	161,266	203,618
	488,174	500,526

Shareholders' Equity
Share capital (Note 10)	12,029,388	5,447,021
Contributed surplus (Note 10)	1,670,314	-
Deficit	(7,776,830)	(5,076,313)
	5,922,872	370,708
	$6,411,046	$871,234

Nature of operations and going-concern considerations (Note 1)

Commitments and continuing obligations (Note 15)

Approved on behalf of the Board:

(Daniel Pomerleau)

 Director

(Riaz Sumar)

 Director

TransAKT Corp

Consolidated Statements of Loss and Deficit

For the years ended December 31

(All funds in Canadian dollars)

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

(All funds in Canadian dollars)

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

(continued)

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

(continued)

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

(continued)

2. Summary of Significant Accounting Policies (continued)

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

4. Acquisition of Voice over Internet Protocol business (Restated)

On August 15, 2004 the Company acquired IP Mental Inc.’s (IPM) Voice over Internet Protocol business, together with substantially all the manufacturing assets in Taiwan for total share consideration of 12,800,000 common shares valued at $4.096,000 plus acquisition costs of $479,218 which included the issue of 1,280,000 common shares as a finder’s fee.  The primary reason for the acquisition was that Company’s management believes that this business adds product lines that compliment the Company’s existing marketing capabilities and provides an opportunity to participate in the growing voice over the internet business.

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

The purchase price has been allocated as follows:

Computer equipment	$83,700
Tools and dies	51,800
Lab equipment	35,400
Other capital assets	15,600
Goodwill	4,388,718
$4,575,218

The purchase price was estimated based on the date of closing using a fair value estimate of the

14,080,000 common shares issued.  In addition to the  issue of these common shares, the Company advanced IPM $U.S.500,000 ($Cdn.601,700) secured by a promissory note that is described in Note 6.  The promissory note can be repaid in kind using inventory owned by IPM or by cash received by IPM from the sale of the inventory to unrelated customers.

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

10. Share Capital (Restated)

Authorized:

Unlimited common voting shares

Unlimited preferred shares

Issued:

Common shares	Shares	$
Balance, December 31, 2002	25,340,912	$4,672,818
Shares issued on exercise of options (a)	90,000	45,000
Shares issued for cash in private placement (b)	1,692,222	389,211
Shares issued in exchange for debt (c)	892,319	348,004
Share issue costs	-	(8,012)
Balance, December 31, 2003	28,015,453	$5,447,021
Shares issued on exercise of options (d)	210,000	85,867
Shares issued for cash in private placement (e)	5,680,786	2,348,250
Shares issued on acquisition of IP Mental assets (f)	12,800,000	4,096,000
Shares issued for finder’s fee on IP Mental acquisition (f)	1,280,000	409,600
Share issue price allocated to contributed surplus for
warrants	-	(159,642)
Share issue costs	-	(197,708)
Balance, December 31, 2004	47,986,239	$12,029,388

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

(f)

On October 14, 2004 the Company acquired certain assets of IP Mental Inc., a Taiwanese based Voice over Internet Protocol company, in exchange for 12,800,000 common shares with a fair value of $0.32 per share. A finder’s fee of 10% of the shares issued to IP Mental was paid on the transaction.

(g)

During the year the Company issued 6,750,000 options and under the fair value method of accounting a compensation expense of $1,265,000 was recognized and included in contributed surplus.

(h)

As at December 31, 2004, 16,270,574 shares were held in escrow (2003: 3,470,574).  Over the next year, 7,735,286 shares are scheduled to be released from escrow.

(continued)

10. Share Capital (Restated)  (continued)

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

(continued)

10. Share Capital (Restated)  (continued)

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

The operating segments are defined by the primary technologies incorporated in their product lines.

(continued)

17. Segmented Information (continued)

Year Ended December 31, 2004	Mobile Payments	Voice over Internet Protocol	Corporate	Total
Sales	$123,398	$214,299	$-	$337,697
Interest expense	$18,986	$-	$1,325	$20,311
Amortization and write downs	$214,590	$17,491	$8,800	$240,881
Net loss	$(138,076)	$(167,529)	$(2,149,240)	$(2,454,845)
Capital assets, patents and trademarks, and goodwill	$119,845	$4,606,852	$211,313	$4,938,010
Total assets	$119,845	$4,631,586	$1,659,615	$6,411,046
Capital expenditures	$428	$49,124	$2,862	$52,414

b. Assets and sales by geographic region

Year Ended December 31, 2004	Assets	Sales
Canada	$1,709,661	$327,275
Taiwan	$4,604,779	$10,422
Other	$96,606	$-

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

19. Restatement

Previously, the fair value of the shares issued in the IP Mental acquisition was calculated by applying a 30% discount to market price based on the trading volume of the Company’s common shares and the relative liquidity of the shares at the time of the transaction.  The financial statements have been revised to eliminate the discount factor and as a result of this revision goodwill and share capital were increased by $1,267,000.

20. Canadian and United States Generally Accepted Accounting Principles (Restated)

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

20. Canadian and United States Generally Accepted Accounting Principles (Restated)

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

Development Stage Company

The Company had reported that it was a development stage company as described in SFAS 7 – “Accounting and Reporting by Development Stage Companies.  During the fiscal year ended December 31, 2004, the Company ceased to be a development stage company.  Accordingly, the cumulative amounts and other additional disclosures required by paragraphs 11-12 of SFAS 7 are not shown.New pronouncements

In 2004, the FASB issued a new revised Statement No. 123, Share-Based Payment.  FAS 123 establishes a standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  FAS 123 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.  The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period.

20. Canadian and United States Generally Accepted Accounting Principles (Restated)

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

TransAKT Corp

Schedule to the Consolidated Financial Statements (UNAUDITED)

Acquisition of Voice over Internet Protocol Business

On August 15, 2004 the Company acquired IPMental Inc.’s (IPM) Voice over Internet Protocol business, together with substantially all the manufacturing assets in Taiwan for total share consideration of 12,800,000 common shares valued at $4,096,000 plus acquisition costs of $479,218 which included the issue of 1,280,000 common shares as a finder’s fee.  The acquisition has been accounted for using the purchase method and, accordingly, the results of operations of the business acquired have been included in the consolidated financial statements since the acquisition date.

The 12,800,000 common shares issued are held in escrow pursuant to the Purchase Agreement, and are released in increments every six months over a period of three years from the purchase date.

The purchase price has been allocated as follows:

Computer equipment	$83,700
Tools and dies	51,800
Lab equipment	35,400
Other capital assets	15,600
Goodwill	4,388,718
$4,575,218

The purchase price was estimated based on the date of closing using a fair value estimate of the

14,080,000 common shares

Pro-Forma Information

Under SFAS 141 the Company is required to include in the notes to the financial statements the following supplemental information on a pro-forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in aggregate):

a.

Results of operations for the current period as though the business combination or combinations has been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period.

b.

Results of operations for the comparable period as though the business combination or combinations has been completed at the beginning of that period if comparative financial statements are presented.

As a result the following additional disclosure is required for the acquisition of the IP Mental assets.

	2004	2003	2002
Revenues	$879,296	$2,357,356	$5,638,889
Cost of goods sold	617,607	1,337,496	4,040,522
	261,690	1,019,860	1,598,367

General and Administration	3,274,966	2,478,537	3,068,973
Loss from operations	(3,013,276)	(1,458,677)	(1,470,606)
Other income/expenses	(67,044)	(917,847)	26,439.
Net loss	$(3,080,320)	$(2,376,524)	$(1,444,167)

Loss per share	$(0.07)	$(0.06)	$(0.04)