Form 20-F
period 2005-12-31
TRANSAKT CORP
filed 2006-08-18
CIK 1263872

OMB APPROVAL

		UNITED STATES	OMB Number: 3235-0288

	SECURITIES AND EXCHANGE COMMISSION		Expires: January 31, 2005

Estimated average burden
		Washington, D.C. 20549	hours per response….…438.00

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR
[X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2005

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number

TransAKT Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

	Title of each class	Name of each exchange on which registered

	None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close period covered by the annual report.

On December 31, 2005 there were a total of 52,255,239 common shares issued and outstanding.

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

Table No. 1
Selected Financial Data CDN GAAP
(CDN $)

		For the fiscal year ending December 31

	2001	2002	2003	2004	2005

Operating Revenues	Nil	6,309	145,091	337,697	144,321

Income (loss) from Operations	(1,258,495)	(1,332,899)	(716,138)	(2,387,801)	(6,106,773)

Net Income (loss)	(1,323,661)	(1,331,445)	(699,689)	(2,454,845)	(6,148,471)

Net Loss per share	(0.02)	(0.06)	(0.03)	(0.08)	(0.13)

Diluted Net Loss per share	-	-	-	-	-

Dividends per share	Nil	Nil	Nil	Nil	Nil

Weighted Ave Shares
Outstanding	24,195,893	24,195,893	26,340,942	32,620,432	48,537,587

Working Capital	(404,532)	125,372	(76,673)	383,162	(544,997)

Long Terms Debt	Nil	394,400	Nil	Nil	Nil

Shareholders’ Equity (Deficit)	(127,110)	296,194	370,709	5,922,872	406,769

Capital Stock	19,964,412	25,340,912	28,015,453	47,986,239	52,255,239

Total Assets	615,262	1,122,068	871,234	6,411,046	1,140,611

		Table No. 2
Selected Financial Data US GAAP
(CDN $)

		For the fiscal year ending December 31

	2001	2002	2003	2004	2005

Operating Revenues	Nil	6,309	145,091	337,697	144,321

Income (loss) from Operations	(1,258,495)	(1,332,899)	(716,138)	(2,387,801)	(6,106,773)

Net Income (loss)	(1,323,661)	(1,331,445)	(699,689)	(2,454,845)	(6,148,471)

Net Loss per share	(0.02)	(0.06)	(0.03)	(0.08)	(0.13)

Diluted Net Loss per share	-	-	-	-	-

Dividends per share	Nil	Nil	Nil	Nil	Nil

Weighted Ave Shares
Outstanding	24,195,893	24,195,893	26,340,942	32,620,432	48,537,587

Working Capital	(404,532)	125,372	(76,673)	383,162	(544,997)

Long Terms Debt	Nil	394,400	-	Nil	Nil

Shareholders’ Equity (Deficit)	(127,110)	296,194	370,709	5,922,872	405,769

Capital Stock	19,964,412	25,340,912	28,015,453	47,986,239	52,255,239

Total Assets	615,262	1,122,068	871,234	6,411,046	1,140,611

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

U.S. Dollar/Canadian Dollar

Currency Exchange Table
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

Fiscal Year Ended 12/31/05	1.21	1.27	1.15	1.16

Fiscal Year Ended 12/31/04	1.30	1.40	1.18	1.20

Fiscal Year Ended 12/31/03	1.40	1.54	1.31	1.30

Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58

Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59

The current rate of exchange was 1.1197 on August 9, 2006

				Table
		U.S. Dollar/Canadian Dollar

	02/06	03/06	04/06	05/06	06/06	07/06

High	1.2463	1.2482	1.2703	1.1132	1.1179	1.1324

Low	1.2017	1.2094	1.2372	1.1055	1.1099	1.1251

* On May 22, 2006, the Federal Reserve stopped carrying historical data therefore the May, June and July data is from the Bank of Canada.

3.B. CAPITALIZATION AND INDEBTEDNESS Not applicable for Form 20-F filed as an Annual Report

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable for Form 20-F filed as an Annual Report

RISK FACTORS

INVESTMENT IN THE COMMON SHARES OFFERED HEREBY IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

Risks Relating to Our Stock

We Have a History Of Net Losses Which May Affect Our Ability to Continue Operations

We sustained net losses for each of the fiscal years ended December 31, 2005, 2004 and 2003 of respectively $6,148,471, $2,454,845, and $699,689. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2006. If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

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

We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when needed.

Cash flow used in operations for the fiscal years ended December 31, 2005, 2004, and 2003 were $(945,193), $(892,832) and $(809,944) respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget that anticipated revenues will be realized that when needed, lines of credit will be available if necessary or that additional capital will be available to us. We anticipate that over the next twelve months we will need a minimum of $1,500,000 to sustain operations and market our products effectively.

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

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At December 31, 2005 we had 52,255,239 common shares outstanding. On that date we also had reserved 8,470,000 common shares for issuance under our stock option plan; and 5,650,507 common shares are reserved for issuance under the warrants issued pursuant to various private placements.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc. On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc. On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc. On June 20, 2003 we changed our name to TransAKT Corp. On July 12, 2006, we changed our name from TransAKT Corp. to TransAKT Ltd.. On that same date our shares underwent a reverse split on a 2:1 basis. The legislation under which we operate is the Alberta Business Corporations Act and our registered office is located at Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, T2R 1J6.

We have operated principally as a research and development company since its inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have completed development of our initial product lines and have entered into the sales and distribution phase. In October 2004 we purchased the existing business and certain assets of IP Mental Inc., a Taiwan based Voice over Internet Protocol (“VoIP”) hardware and software provider. This diversified our product lines and business. Our business is the design, development and manufacturing of mobile payment terminals and VoIP solutions for enterprise and consumer markets.

Over the past three years we have had no major capital expenditures and we currently do not have any planned capital expenditures. In 2004 we purchased the assets of IP Mental Inc. for shares of our Company that were fair valued at $4,096,000 and we also advanced them US$500,000 by way of a promissory note. Other capitalized costs in the transaction were $479,218 which included a finder’s fee in stock of $409,600 and miscellaneous acquisition costs. Other than the IP Mental Inc. acquisition we have generally only had capital expenditures on computer equipment, tools and dies, patents, and trademarks.

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

We sustained net losses for each of the fiscal years ended December 31, 2005, 2004 and 2003 respectively of $6,148,471, $2,454,845, and $699,689. In addition we expect to incur an operating loss in 2006.

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

Our MPOS products were offered through out North America but have become obsolete. During the year ended 2005 we wrote off our MPOS inventory and related tools, dies, and capitalized items. We have designed a new MPOS terminal for the global marketplace however the production of it is dependent on raising sufficient funds to build it which is estimated to be US$500,000. The VoIP products are being distributed in several countries around the world including but not limited to Greece, Holland, Malaysia, Thailand, the United States, Canada, the United Kingdom, Germany, the Philippines, and Dubai through various distribution partners and channels. As a result of out inability to raise sufficient capital we have not been able to fully capitalize on the inherent value in the assets of IP Mental Inc. that we purchased. Our inability to effectively bring the VoIP products to the marketplace and develop new products and keep up with the rapidly changing VoIP landscape resulted in the writing off of the goodwill associated with the IP Mental assets. We have had limited revenues in the last three fiscal years as we began marketing our MPOS equipment in April 2003 and in October 2004 we began the marketing of our VoIP products.

Our products can be used all year round and are not affected by seasonal trends.

Our first product was the TransAKT™. The TransAKT™ is a wireless Point of Sale (WPOS) device that clips on to the back of certain Motorola cellular phones providing the user with a mechanism for swiping cards with magnetic stripes (e.g., credit cards, debit cards, etc.) for conducting wireless commercial transactions. Once attached the phones are used to send transaction information over the cellular network to the processing center for credit approval. This application provides mobile merchants, business professionals and consumers with voice, data and transactional capability all in one handheld device. We anticipate adapting the TransAKT™ for use with other types of cellular phones in late 2006 subject to raising sufficient funds to carry out the development of our newly designed GSM terminal.

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

The amount of funding that will be required to enter the Asian market is dependent on the product changes that will be necessary at the time we roll out into those markets as well as the strength of the distribution partner that is identified. We anticipate roll-out of our MPOS products into the Asian markets to begin late 2006.

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

With respect to VoIP our focus has been global which has helped us gain market penetration and establish a global distribution network. While other companies have taken a more regional approach, we have been establishing a foothold in as many countries as possible. In addition since we own our own network and design our own hardware, we are not dependent on third parties for our solutions as is the case with most of the established VoIP companies in the market today.

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

ORGANIZATIONAL STRUCTURE

We have two wholly owned subsidiaries; TransAKT USA Ltd. (a Nevada Corporation) and TransAKT Holdings Limited (a Turks and Cacaos Company). TransAKT Holdings Limited owns all of the issued and outstanding shares of TransAKT Taiwan Limited. our Taiwan based operating company. Located in Chicago, TransAKT USA Ltd. markets and sells all of our VoIP equipment and mobile payment terminals in the United States. Other than holding the shares of TransAKT Taiwan Inc., TransAKT Holdings Limited is non-active.

PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

For the year ended December 31, 2005 versus the December 31, 2004

OVERVIEW

TransAKT Ltd. (formerly TransAKT Corp.) (“TransAKT”) is a technology focused corporation with two (2) main divisions being, Mobile Payments Solutions (“MPOS”) and Voice over Internet Protocol (“VoIP”). TransAKT is a public traded company listed on the OTCCBB exchange under the symbol TKTJF.

The Company believes that the two industries in which it is involved in will experience tremendous growth on a global basis. Although the Company feels that it has been a technology leader in these two lines of business, both have been slowly developing business units essentially due to a lack of capital for expansion of sales. The Company is still well positioned in the market place with its products such that with the input of capital it could quickly expand its sales and operations. Interest in TransAKT technology and products is still quite strong and in the near future the Company expects to join forces with strong marketing and financial partners. VoIP is a new and internationally growing market and although we have only been associated with it for the past year after the acquisition of the IP Mental Inc.’s assets in October 2004, we have made significant strides forward in developing a new and what we believe exciting offering package. The Company has spent a lot of time in planning out its product paths and that is why it has remained a leader.

In the first quarter of 2005 the Company announced that it would be acquiring TrilliumPC Network Solutions Inc. (“Trillium”). Trillium specializes in providing computer and network services to the small to medium size business community. Trillium’s $2,500,000 in sales per year will add directly to the Company’s bottom line. The Company is still awaiting the audited financials of Trillium and the acquisition delayed indefinitely.

The Company believes that in the ever expanding VoIP market the demand for backend services and support will predominate over the current hardware sales model. The Company has taken advantage of some of its intellectual designs and partnerships to develop new services to meet these needs.

The Company had projected sales of $5,000,000 for the year but due to undue pressure on its stock price several financing opportunities were lost resulting in difficulty in meeting the sales targets as funding was necessary to achieve these objectives.

Revenues

Sales for the period were $144,321 compared to $337,697 for the same quarter in 2004. These lower sales results were due to the focus of the Company during this period on expanding product lines and services in the VoIP marketplace as well as due to the lack of necessary marketing funds.

Gross Margin

For the period ended December 31, 2005 gross margin was $34,656 compared to $99,367 for the same period in 2004. Our gross margin percentage was 24 % for the year compared to 29% for the same period in 2004. These margins are inline with where the company has projected. Although we anticipate sales to increase, we expect our gross margin to fluctuate from quarter to quarter as result of changes in product mix, competitive pressures, changes in geographical mix and changes in product costs due to new product introductions.

Advertising and Promotion

Advertising and promotion expenses increased to $27,388 as compared to $23,207 for the same period in 2004. The increase was a result of the Company’s slow but steady move to shift to a more sales and marketing oriented enterprise taking into account the resources it had available. We expect to increase our investment in sales and marketing as we move to strongly market existing products, introduce new products and expand our distribution channels globally.

Research and Development

Expenses in the research and development area were $22,037 for the year versus ($22,315) for the same period in 2004. The increase was associated with the development of some of the new VoIP products and services of the Company. In the previous year the Company received a credit from a supplier. It is anticipated that this area will remain at these levels as we work to refine and develop our products and services.

Administration Expenses

Administrative expenses were $6,141,429 for the period versus $2,487,168 for the same period in 2004. This increase of $3,654,261 was mainly a result of write-downs and bad debts of $4,601,164 versus $100,879 for 2004. This was offset by a stock based compensation charge in 2005 of $297,444 versus $1,265,000 in 2004. Further expenses were generally increased as a result of having an international office in Asia.

Net Loss

Our net loss amounted to $6,148,471 for the period versus $2,454,845 for the same period in 2004. This increase was a result of the change in administrative expense described above.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principals generally accepted in Canada, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes, and adequacy of warranty reserve. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

In 2004 the fair value of the shares issued in the IP Mental Inc. acquisition was calculated by applying a 30% discount to market price based on the trading volume of the Company’s common shares and the relative liquidity of the shares at the time of the transaction. The financial statements for 2004 were revised to eliminate the discount factor and as a result of this revision goodwill and share capital were increased by $1,267,000. There was no impact on income or retained earnings for 2004.

Refer to the consolidated audited financial statements for the period ending December 31, 2005 in addition to the consolidated audited financial statements for the period ending December 31, 2004 for a detailed explanation of the accounting policies that were used in preparation of our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Cash used by operating activities was $945,193 for the period compared to $892,832 for the same period in 2004. This increase was a result of the increase in operating expenses as a result of the addition of the Taiwan office.

Investing Activities

Cash provided by investing activities was $50,439 versus $822,227 used in investing activities for the same period in 2004. The difference was $771,788 and was mainly due to the $674,388 in advances to IP Mental as a precursor to completing the acquisition.

Financing Activities

Cash provided from financing activities in the period was $405,520 as compared $2,194,057 in the same period of 2004. The source of cash received in 2005 was from the exercise of stock options and short term loans offset slightly by repayment of our inventory loan. As of December 31, 2005 we did not have any off-balance sheet finance or special purpose entities.

Financial Position

At December 31, 2005, we had current assets of $188,845 and current liabilities of $733,842; net working capital was negative $544,997 a decrease from $383,162 at December 31, 2004. This change in working capital is mainly due to cash used in operations as previously described. The Company’s note receivable from IP Mental Inc in the amount of $582,800 was settled with the surrender of 9,300,000 shares of the Company out of the 12,800,000 that IP Mental Inc. received. No cash was received.

Cash Requirements

In the near term our cash requirements will primarily be related to funding our operations, marketing our products, research and development and minor capital expenditures. In the near term we also expect cash flow from operations will be negative.

The ability of the company to realize the capitalized value of its proprietary technologies and related capital assets is dependant upon future commercial success of the technologies and raising sufficient funds to sustain operations, continue research and development and to effectively market its products.

FINANCIAL RISK AND FOREIGN EXCHANGE

Impact of Inflation

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low.

Foreign Currency

The Company’s revenue and cost of products are primarily earned and spent in United States dollars. Corporate operating expenses are primarily denominated in Canadian dollars. Consequently, significant movements in exchange rates may have a significant impact on financial results. In addition sales and cost of products for our Taiwan office are based in United States dollars while operational expenses are in New Taiwan Dollars and therefore any significant movements in exchange between the United States Dollar and the New Taiwan Dollar can have a significant impact on financial results as well.

Risks and Uncertainties

In addition to risks described elsewhere in this report, the Company is subject to each of, and the cumulative effect of all of, the following risk factors. The Company has risk management practices in place designed to offset these risk factors to the greatest extent possible. Risk factors include but are not limited to:

§	Competition in the industry and competition;

§	Technological change, new products and standards and dependence on proprietary technologies;

§	Risk of third party claims for patent infringement;

§	Risk of inability to protect the Company’s intellectual property against unauthorized or infringing uses;

§	Risk of inability to effectively manage future growth and expansion;

§	Dependence on key personnel, products and customers;

§	Variances in the industry growth rate;

§	Dependence on continuing demand for the Company’s products;

§	Finite financial resources and the potential need for future financing;

§	Dependence on third party manufacturers, suppliers and licensees;

§	Potential fluctuations in quarterly results;

§	Lengthy and variable sales cycles;

§	Risks related to acquisitions;

§	Reliance on international sales;

§	Product liability issues;

§	Changes in the regulatory environment; and

§	Changes in currency exchange rates.

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

Cash Flow Management

Cash flow from operations for the year, including changes in non-cash working capital was $(892,832) compared to $(809,944) in 2003. For the most part the increase in cash used in operating activities can be attributed to the newly set up office and related costs in Taipei from mid October to year end.

Cash flow from financing for the year was $2,194,057 compared to $583,420 in the previous year. The increase was due to proceeds received from the Company’s larger private placements during the year.

Cash flow from investing for the year was $(822,227) compared to $(20,151) in same period in 2003. The difference was due to funds loaned to IP Mental of $601,700, acquisition costs related to the business acquisition of $69,618, and purchase of new VoIP equipment.

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

Net loss

Net loss for the year was $(2,454,845), compared with $(699,689) for the year 2003. The difference was mainly due to the compensation expense charged to income based on the fair value of stock options issued during the year in the amount of $1,265,000; the inventory write-down of 100,879; and increased fees and expenses related to the new office in Taiwan.

Results from Operations

Revenue

Sales for the year ending 2004 totaled $337,697 compared to $145,091 for the same period in 2003. A gross margin of $99,367 (2003 - $66,015) helped offset operating expenses.

Significantly all of the Company’s mobile payment product sales took place in the United States while its VoIP product sales were worldwide.

Operating Loss

The Company’s operating loss for the year ended December 31, 2004, was $(2,387,801), compared with an operating loss of $(716,138) for year 2003 an increase in loss of $(1,671,663). This increase in loss was largely due to an increase in compensation expense of $1,265,000 from the fair valuation of the Company’s stock options; an increase in management fees of $91,991; an increase in office costs of $182,223; a write down of inventory in the amount of $100,879, and an increase in salaries and wages as a result of the new staff in Taiwan in the amount of $163,221. Generally expenses were higher year over year as a result of the new office in Taiwan and costs related to the acquisition of the VoIP assets.

The increase in operating expense over 2003 was $1,705,015 as a result of the following items:

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

Liquidity and Capital Resources

The Company’s cash on December 31, 2004 was $506,701 compared with cash of $27,703 on December 31, 2003, a change of $478,998. Cash flow from operations for the year ended December 31, 2004 was $(892,832), and financing and investing activities increased cash flow in the year by $1,371,830. Of this amount, $2,194,058 cash flow from financing was offset by $(822,227) cash flow from investing. The Company’s December 31, 2004 cash balance is not adequate enough to sustain the Company’s expected growth in existing operations. Ongoing improvements in revenue, gross margin and working capital are expected to generate positive cash flow from operations in future years.

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

Financing Activities

During the year the Company had cash flow from financing activities in the amount of $2,194,058 compared to $583,420 in 2003. The increase was a result of the Company’s larger private placements closed in during the 2004 versus 2003.

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

  Competition in the industry and competition;
  Technological change, new products and standards and dependence on proprietary technologies;
  Risk of third party claims for patent infringement;
  Risk of inability to protect the Company’s intellectual property against unauthorized or infringing uses;
  Risk of inability to effectively manage future growth and expansion;
  Dependence on key personnel, products and customers;
  Variances in the industry growth rate;
  Dependence on continuing demand for the Company’s products;
  Finite financial resources and the potential need for future financing;
  Dependence on third party manufacturers, suppliers and licensees;
  Potential fluctuations in quarterly results;
  Lengthy and variable sales cycles;
  Risks related to acquisitions;
  Reliance on international sales;
  Product liability issues;
  Changes in the regulatory environment; and
  Changes in currency exchange rates.

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

Cash flow management

Cash flow used in operations for the year, including changes in non-cash working capital was $(809,943) in 2003. This was an improvement of $588,895 compared to $(1,398,838) in 2002. The improvement was a result of increased sales and the benefit of cost cutting measures implemented by the Company. Cash flow from financing in 2003 was $583,420 primarily due to a shares for debt settlement and small share issuance during the year. Cash flow from investing in the 2003 was $(20,151) versus $(305,177) in 2002, primarily due to reduced patent and trademark filing costs. Cash on December 31, 2003 was $27,703 compared with cash of $274,377 on December 31, 2002, a reduction of $(246,674). Until such time as the sales of the Company’s products are able to sustain operation, the Company will rely on future financing in order to fund ongoing sales and marketing activities.

Net loss

Net loss for the year was $(699,689), compared with $(1,331,445) in 2002, an improvement of $631,756. $553,643 of this improvement was from overall reductions in operating costs.

Results of Operations

Operating loss

The Company’s operating loss for the year ended December 31, 2003 was $(716,138), compared with an operating loss of $(1,332,899) for the same period in fiscal year 2002, an improvement of $616,762. This improvement was due to $63,119 from gross margin as product sales grew by $138,782. The balance of the improvement compared with the same period in 2002 was due to a decrease in yearly operating expense of $553,643, from $1,332,899 to $716,137 primarily caused by Company cost cutting measures. The reduction in operating expense of $553,643 for the year ended December 31, 2003 when compared with fiscal year 2002 was made up of the following items: Management and consulting fees were $265,130 in 2003 versus $406,592 in 2002. The reduction was a result of the closure of the Company’s Vancouver office in 2002. Depreciation and amortization for the year was $134,993 versus $17,375 in 2002. The increase was due to the depreciation of assets that were not depreciable until commercial production began. · Research and development costs reduced from $289,035 in 2002 to $111,920 in 2003 as a result of the completion of development of the Company’s first product line. . In fiscal year 2003 the Company took measures to reduce its yearly expenses and improve operational efficiency by closing its Vancouver operations and integrating them into its Calgary head office. The result was seen in the reduction in office expenses from $318,682 in 2002 to $108,256 in 2003; rental expenses from $114,253 in 2002 to $66,797 in 2003, and telephone expenses from $24,400 in 2002 to $19,779 in 2003. Interest and bank charges increases to $21,162 versus $3,868 in 2002 due to accrued interest on the Company’s inventory loan. Professional fees saw a reduction from $57,666 in 2002 to $10,997 in 2003 and travel expenses also saw a reduction from $90,873 in 2002 to $33,931 in 2003 as a result of the closure of the Company’s Vancouver office and related travel costs.

Net loss

The Company’s net loss for the year ended December 31, 2003 was $(699,689), compared with $(1,331,445) for 2002, an improvement of $631,756. The net loss for the year resulted largely from an operating loss of $(782,152) previously described.

Liquidity and Capital Resources

The Company’s cash on December 31, 2003 was $27,703 compared with cash of $274,377 on December 31, 2002, a change of $(246,674). Cash flow used in operations for the year ended December 31, 2003 was $(809,943), and financing and investing activities increased cash flow in the year by $563,269. Of this amount, $(20,151) cash flow from investments was offset by $583,420 cash flow from financing. The Company’s December 31, 2003 cash balance is not adequate enough to sustain the Company’s expected growth in existing operations. Ongoing improvements in revenue, gross margin and working capital are expected to generate positive cash flow from operations in future quarters. The Company had no long-term debt on December 31, 2003. The Company’s working capital on December 31, 2003 was $(79,763) compared with working capital of $125,372 on December 31, 2002, a decrease of $(205,135). During 2003, current assets decreased by $(135,994), from $556,846 on December 31, 2002 to $420,852 on December 31, 2003 due to a decrease in cash of $(246,674), a decrease in prepaid expenses of $171,179, an increase in accounts receivable of $1,425, and an increase in inventories of $280,434. Current liabilities increased by $69,051 from $434,474 on December 31, 2002 to $500,525 on December 31, 2003. The reduction on accounts payable of $134,566 was offset by the transfer of the balance of the long term debt from 2002 to current liabilities in 2003.

Cash Flow from Operations

During the year ended December 31, 2003 the Company used cash in operations in the amount of $(809,944), compared with $(1,398,838) for 2002, a change of $588,894. The improvement in cash flow from operations compared to 2002 of $588,895 was due to a significant improvement in the net loss from continuing operations, which increased cash flow from operations by $631,757. The major negative working capital item compared to 2002 was the change in inventory which contributed $(280,434).

Financing Activities

During the year the Company had cash flow from financing activities in the amount of $583,420 compared to $1,795,184 in 2002.

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

We raised $389,211 from private placements in 2003.

Also in 2003, we reached agreements with certain creditors and issued 892,319 shares at a price of $0.39 per share to settle total debt of $348,004.

On June 24, 2004 we announced the closing of a private placement with US$1,065,665 being raised. We currently do not have any debt or equity agreements in place that would help fund operations over the next twelve months and we anticipate that we will require $1,500,000 during the next twelve months in order to sustain operations and effectively market our products in addition to $500,000 for continuing research and development. We will need to raise additional funds in order to carry out our business plans and will need to raise the funds through debt or equity transactions.

On December 30, 2005 the Company closed a private placement of units at US$0.05 per unit totaling $173,600. Each unit was comprised of one common share and one common share purchase warrant which could be used to purchase an additional common share in the capital of the Company at US$0.10 per share for a period of one year.

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

We do not anticipate having any material capital expenditures over the next 12 months while our business plan is being redefined. We will have to seek a form of debt or equity financing when necessary which can be affected by market conditions and general economical trends. In any case additional funding will be required to continue our business.

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

OFF-BALANCE SHEET ARRANGEMENTS We have no off-balance sheet arrangements. CONTRACTUAL OBLIGATIONS

We have entered into lease obligations for office space expiring April 30, 2010 in Calgary and October 2006 in Taiwan. The minimum lease payments over the next five years are:

Year	Amount

2006	$57,700
2007	$63,400
2008	$69,700
2009	$76,700
2010	$26,400

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND OFFICERS

Name	Age	Position

Frank Liu	50	Director

Lionel Ni	56	Director

Ming-Huang Tseng	38	Director

Mark Fletcher	44	Director/Corporate Secretary

Taifen Day	48	CFO

Leroy Wolbaum	60	Director

James Wu	57	Chairman, President, CEO, Director

None of the above Directors or officers are related and no arrangements or understandings with major shareholders, customers, suppliers, or other persons resulted in their selections as a Director or Officer.

Frank Liu

Mr. Liu was assistant to the Chairman of Sichuan Haoyuan High-Tech (Group) Corporation since 2004. Prior thereto he was assistant to the President of CITIC Haoyuan (Beijing) Co. Ltd.

Lionel Ni

Mr. Ni has been the head of the Computer Science Department at Hong Kong University of Science and Technology since 2002. Prior to that he was a professor in the Computer Science and Engineering Department at Michigan State University.

Ming-Huang Tseng

Mr. Tseng was a Founder and currently serves as CEO of CeraMicro Technology Corp. which was started in 2003. From 2001 to 2003 he served as the general manager of international strategy investment for the Wise Group Inc.

Mark Fletcher

Mr. Fletcher has been a member of the Law Society of Alberta since 1988 and has been an associate of the law firm of Thackray Burgess since 2001. Prior to that he served as the President of Radio Compass Corp.

Taifen Day

Ms. Day holds a BA from Tunghai University of Taiwan and an MBA from the University of St. Thomas of Texas. She became a Certified Public Accountant in the State of Texas in 1987. After working in Texas for one year Ms. Day returned to Taiwan where she worked for two years as an in house Accounting Manager, and then eight years as an Auditor (five as a partner) with a public accounting firm. She became a Certified Public Accountant in Taiwan in 1992. Ms. Day then moved to Alberta, receiving her Chartered Accountant designation in 2001, and she currently works as a C.A. doing public company accounting.

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

2

COMPENSATION COMPENSATION OF DIRECTORS

The following table sets forth the compensation paid to our President and two other most highly compensated executive officers for the years indicated. No other executive officer of TransAKT earned a salary and bonus for such fiscal year in excess of CDN$100,000.

		Annual Compensation			Long Term Compensation

					Awards		Payouts

Securities
				Other	Under	*Restricted
				Annual	Options/	Shares or		All Other
				Compen-	SARs	Restricted	LTIP	Compen-
Name and		Salary	Bonus	sation	Granted	Share Units	Payouts	sation
Principal Position	Year Ended	($)	($)	($)	(#)	($)	($)	($)

	2005/12/31	-	-	-	-	US$43,043	Nil	Nil
Daniel Pomerleau
President

	2005/12/31	$90,000	-	-	2,250,000	US$5,600	Nil	Nil
Riaz Sumar
Chief Financial
Officer

	2005/12/31	$90,000	-	-	2,250,000	Nil	Nil	Nil
Jean Pomerleau
Chief Operations
Officer

* Performance escrow shares are shares that were issued to the principals of Wildcard Communications in conjunction with the reverse take over transaction of Green Point Resources when the Company went public on October 18, 2000. The TSX Venture Exchange required that the shares be put into escrow and released over time. The reason for this is to insure that management and the key principals retain an interest in the Company for a period of time following the public transaction. Under the terms of the escrow agreement shares can be transferred from one director or officer within the Company to another.

BOARD PRACTICES

Each Board member is elected at the Company’s Annual General Meeting and holds office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Company Act (Alberta) or he or she becomes disqualified as a Director.

Name	Position	Director or Officer Since

James Wu	Chairman, President, and CEO	October 25, 2004

Leroy Wolbaum	Director	May 27, 2005

Frank Liu	Director	March 17, 2006

Lionel Ni	Director	May 26, 2006

Ming-Huabg Tseng	Director	May 26, 2006

Mark Fletcher	Director, Corporate Secretary	May 26, 2006

No Director or officer has a service contract with the Company.

16

Audit Committee

The Company’s audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the audit committee will be appointed prior to the end of August 2006.

Compensation Committee

The Company’s compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee will be appointed prior to the end of August 2006.

Corporate Governance Committee

The Company’s corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee will be appointed prior to the end of August 2006.

EMPLOYEES

We have 2 employees in Canada in administrative roles and also use independent consultants for all corporate activities. Our executive board members currently carry out day to day operations.

SHARE OWNERSHIP

The following table sets forth information, as of August 9, 2006 with respect to the beneficial ownership of our common stock, by each person known to be the beneficial owner of more than 5% of the outstanding common stock, by each of the Company’s officers and directors, and by the officers and directors of the Company as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable officers and directors have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Warrants	Total	Percent of
					Class
James Wu	-	-	-	-	0%
Leroy Wolbaum	1,680,000	-	-	1,680,000	3%
Frank Liu	-	-	-	-	0%
Lionel Ni	-	-	-	-	0%
Ming-Huang Tseng	100,000	-	-	-	0%
Mark Fletcher	-	-	-	-	0%
Taifen Day	-	-	-	-	0%

All Officers and Directors as a	1,780,000				3%
group

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS SHARE OWNERSHIP

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are not controlled, directly or indirectly, by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of the Company’s voting securities as of August 9, 2006:

TITLE OF	BENFICIAL OWNER	AMOUNT AND NATURE OF	PERCENT OF
CLASS		BENEFICIAL OWNER	CLASS

None	None	None	None

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

In 2006, as a settlement of the US$500,000 note payable to the Company plus other minor debts owned to the Company, the 12,800,000 shares owned by IP Mental Inc. were surrendered back to the Company in exchange for 3,500,000 shares and the 9,300,000 shares that were canceled were considered final debt settlement by IP Mental Inc. The 3,500,000 shares were then distributed to 3 unrelated parties with no party owning over 5% of the outstanding shares of the Company.

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

RELATED PARTY TRANSACTIONS

During the last three fiscal years, the Company entered into the following related party transactions.

In 2006 Daniel Pomerleau paid back an advance due to the Company of $50,659. Also the Company incurred legal fees in the amount of $10,955 to a firm where the Corporate Secretary is an associate.

On December 30, 2005 the Company completed a private placement of 2,894,000 units at a price of US$0.05 per unit. Each unit was comprised of one share and one share purchase warrant entitling the holder to purchase an additional common share at a price of US$0.10 for one year. Gordon Miller purchased 1,447,000 of these units.

In 2004 a finder’s fee of 1,280,000 common shares was paid to Leroy Wolbaum, a Director, in conjunction with the IP Mental acquisition as a result of the introduction prior to joining the Board.

During the financial year ended December 31, 2004, the Company incurred $17,316 for legal fees to a law firm of which Daniel Horner, the former Corporate Secretary of the Company is an associate.

On June 24, 2004 we closed a private placement of 3,552,215 shares at US$0.30 per share. Jean Pomerleau the Company’s Chief Operations Officer and Gordon Miller, Director purchased 77,215 and 1,000,000 shares ,respectively, in the placement.

On May 1, 2003 we announced that we would conduct a private placement of 2,300,000 units at $0.23 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant. Each full warrant would entitle the holder to purchase one additional common share for a period of two years at a price of $0.45 per share. The private placement closed on July 3, 2003 with 1,692,222 Units being issued for proceeds of $389,211. Gordon Miller, a new director of the company, purchased 965,222 of the Units.

On December 9, 2003 we announced the completion of a shares for debt settlement with certain creditors. We issued a total of 892,319 shares at a price of $0.39 per share for to settle total debt of $348,004. Of the shares issued Jean Pomerleau, Chief Operating Officer, received 82,051 shares to settle outstanding fees and expenses of $32,000 and Michael Pierce, Director, received 21,948 shares to settle outstanding fees of $8,560.

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1

ITEM 9.

THE OFFERING AND LISTING

OFFER AND LISTING DETAILS

(a)	Set forth below is the high and low market prices for TransAKT’s stock for the year ended December 31, 2005 and 2004. TransAKT’s stock began trading on the OTCC-BB on May 20, 2004.

	2004	2005

High	0.47	0.23

Low	0.131	0.031

Set forth below is the annual high and low market prices for TransAKT’s stock since it commenced trading on the Toronto Venture Exchange (TSX) on October 18, 2000. The Company voluntarily de-listed from the TSX on September 17, 2004.

	2000	2001	2002	2003	2004

High	$5.60	$3.60	0.88	0.49	0.60

Low	0.14	0.21	0.22	0.18	0.27

(b)	Set forth below is the high and low market prices for each financial quarter during the two most recent full financial years and for the first and second quarter of 2006.

For the TSX

Year 2004

Quarter	March	June	Sept	Dec

High	0.42	0.39	0.55	N/A

Low	0.32	0.30	0.38	N/A

The company voluntarily de- listed from the TSX on September 17, 2004

For the OTCBB
Year 2004

Quarter	March	June	Sept	Dec

High	N/A	N/A	0.47	0.36

Low	N/A	N/A	0.235	0.131

Year 2005

Quarter	March	June	Sept	Dec

High	0.23	0.195	0.12	0.358

Low	0.12	0.09	0.031	0.092

Year 2006

Quarter	March	June

High	0.09	0.24

Low	0.04	0.08

     (c) Set forth below is the high and low market prices for each month during the last six calendar months on the OTC-BB

Year 2006

Six Months	February	March	April	May	June	July

High	0.065	0.09	0.24	0.165	0.19	0.10

Low	0.055	0.04	0.08	0.087	0.082	0.08

On July 12, the Company amended its Articles to undergo a reverse split of its stock on a 2:1 basis. The reverse split became effective on August 4, 2006 on the Over the Counter Bulletin Board and the Company began trading under the symbol “TAKDE”. All share numbers referred to in this report do not take into account the reverse split.

MARKETS

Currently, our shares trade on the OTCC.BB under the symbol TKTJF. There is a limited trading market for our shares and the market is not liquid. Our stock was traded on the TSX Venture Exchange but the Company voluntarily de-listed from the TSX Venture Exchange on September 17, 2004

ITEM 10.

ADDITIONAL INFORMATION

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

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax consideration is addressed only to Unconnected U. S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U. S. dollar, and to U. S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax consideration does not address the tax treatment of Unconnected U. S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, 10% or more of the total combined voting power of all classes of voting stock of TransAKT Ltd. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U. S. tax.

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

Canadian Tax Considerations

Dividends paid or credited, or that the Company deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of TransAKT Ltd.

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

2

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing the company’s financial reporting procedures, internal controls, and the performance of the company’s auditors. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board. Members of the Audit Committee in 2005 were Michael Pierce, Leroy Wolbaum, and Daniel Pomerleau. New Audit Committee members will be appointed by the end of August 2006.

The Company's Board of Directors has determined that there was at least one financial expert serving on its Audit Committee. This individual was Mr. Michael Pierce who served as a Director of the Company. Mr. Pierce is a former Certified General Accountant and former Chief Financial Officer of the Company. The Board has determined that Mr. Pierce was not an “independent director” as such term is defined by the New York Stock Exchange and Nasdaq due to his employment by TransAKT through October 3, 2002 but that he was regarded as independent as of October 2, 2005. Mr. Pierce resigned from the Board on May 26, 2006.

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

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

The Company’s external auditors, Daunheimer and Dow LLP, charged total fees of $17,745 for the year ended December 31, 2005. Daunheimer and Dow LLP provides audit and review services for, respectively, annual and interim financial statements of the Company as well as tax advice and the preparation of annual tax returns. All of the fees above were for audit fees and none of the amount was for audit related fees or income tax preparation fees. Myers Norris Penny charged an additional $26,250 for completing the Company’s U.S. compliant audit.

The Company’s external auditors, Daunheimer and Dow LLP, charged total fees of $13,643 for the year ended December 31, 2004. Daunheimer and Dow LLP provides audit and review services for, respectively, annual and interim financial statements of the Company as well as tax advice and the preparation of annual tax returns. All of the $13,643 above was for audit fees and none of the amount was for audit related fees or income tax preparation fees and Myers Norris Penny LLP charged $26,250 for the audit as well.

ITEM 16 D. EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Certified Public Accounting Firm Financial Statements Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statement of Loss and Deficit for Years Ended December 31, 2005, 2004, and 2003

Consolidated Statements of Cash Flows for Years Ended December 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page XXXXX.

ITEM 19.	EXHIBITS

Exhibit	Exhibit
No.

1.1*	Articles of Amalgamation

1.2*	Bylaws

2(a)*	See Exhibit 1.1 and 1.2

2(b)*	Form of Loan Agreement and Promissory Note

* Incorporated by reference to the Exhibits filed with the registrant's Form 20-F filed on September 16, 2003.

TransAKT Ltd.

(formerly TransAKT Corp.)

Consolidated Financial Statements

December 31, 2005 and 2004 (All funds in Canadian dollars)

TransAKT Ltd.

(formerly TransAKT Corp.)

Index to Consolidated Financial Statements

December 31, 2005 and 2004 (all funds in Canadian dollars)

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

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee. The Audit Committee reviewed the consolidated financial statements with management and external auditors and recommended their approval by the Board of Directors. The consolidated financial statements have been audited by our independent accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

“James Wu”	“Taifen Day”
CEO	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of TransAKT Ltd. (formerly TransAKT Corp.)

We have audited the consolidated balance sheet of TransAKT Ltd. (formerly TransAKT Corp.) (the “Company”) as of December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and the consolidated results of its operation and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and negative net working capital position raise substantial doubt about its ability to continue on a going concern. Management’s plans as to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements as of and for the year ended December 31, 2005 do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ LBB & Associates Ltd., LLP.
Houston, Texas
July 26, 2006	Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Shareholders of TransAKT Corp.

We have audited the consolidated balance sheet of TransAKT Corp. as at December 31, 2004 and the consolidated statement of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes the examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Our previous audit report dated July 14, 2005 has been withdrawn and the consolidated financial statements have been revised as described in Note 20 to the consolidated financial statements.

The comparative figures were reported on by another firm of public accountants.

Calgary, Canada	/s/ Meyers Norris Penny LLP
July 14, 2005	Chartered Accountants
(Except Notes 4, 10, 20 and 21
which are as of February 24, 2006).

Comments by Independent Registered Public Accounting Firm Canada – United States Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going-concern, as referred to in Note 1 to these consolidated financial statements. Our report to the shareholders dated July 14, 2005 (except Notes 4, 10, 20 and 21 which are as of February 24, 2006) is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditor’s report when the facts are adequately disclosed in the financial statements.

Calgary, Canada	/s/ Meyers Norris Penny LLP
July 14, 2005	Chartered Accountants
(Except Notes 4, 10, 20 and 21
which are as of February 24, 2006).

3

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
May 6, 2004

		TransAKT Ltd.
		(formerly TransAKT Corp.)
	Consolidated Balance Sheets
		As at December 31
		(All funds in Canadian dollars)

		RESTATED

	2005	2004

Assets
Current
Cash	$ 17,467	$ 506,701
Accounts receivable	42,455	40,989
Inventory	116,009	244,809
Advances to shareholders (Note 5)	-	50,659
Prepaid expenses and deposits	12,914	28,178

Total current assets	188,845	871,336

Promissory note (Note 6)	582,800	601,700
Capital assets (Note 7)	171,920	350,026
Patents and trademarks (Note 8)	197,046	199,266
Goodwill (Note 4)	-	4,388,718

Total Assets	$ 1,140,611	$ 6,411,046

Liabilities
Current
Accounts payable and accrued liabilities	$ 501,979	$ 326,908
Short term loans	90,165	-
Inventory loan (Note 9)	141,698	161,266

Total current liabilities	733,842	488,174

Shareholders' Equity
Share capital (Note 10)	12,390,931	12,029,388
Contributed surplus (Note 10)	1,941,139	1,670,314
Deficit	(13,925,301)	(7,776,830)

Total shareholders’ equity	406,769	5,922,872

Total Liabilities and Shareholders’ Equity	$ 1,140,611	$ 6,411,046

Nature of operations and going-concern considerations (Note 1)
Commitments and continuing obligations (Note 15)

Approved on behalf of the Board:

(James Wu)	Director

(Taifen Day)	Director

The accompanying notes are an integral part of these financial statements

		TransAKT Ltd.
		(formerly TransAKT Corp.)
	Consolidated Statements of Loss and Deficit
		For the years ended December 31
		(All funds in Canadian dollars)

	2005	2004	2003

Revenue	$ 144,321	$ 337,697	$ 145,091
Cost of goods sold	109,665	238,330	79,076

Gross margin	34,656	99,367	66,015

Expenses
Stock-based compensation (Note 11)	297,444	1,265,000	-
Management and consulting fees	282,405	357,121	265,130
Office	284,231	223,329	108,256
Amortization	85,341	140,002	134,993
Write downs and bad debt (Note 19)	4,601,164	100,879	-
Salaries and wages	239,087	163,221	-
Professional fees	58,868	41,196	10,997
Rental	140,124	78,623	66,797
Travel	42,448	67,527	33,931
Telephone and internet	39,310	26,760	19,779
Advertising and promotion	27,388	23,207	9,187
Interest and bank charges	21,582	22,618	21,163
Research and development	22,037	(22,315)	111,920

Total expenses	6,141,429	2,487,168	782,153

Loss from operations	(6,106,773)	(2,387,801)	(716,138)

Other income
Interest income	243	106	126
Foreign exchange (loss) gain	(41,941)	(67,150)	16,323

Total other income (loss)	(41,698)	(67,044)	16,449

Net loss	(6,148,471)	(2,454,845)	(699,689)
Deficit – beginning of year	(7,776,830)	(5,076,313)	(4,376,624)
Change in accounting policy(Note 3)	-	(245,672)	-

Deficit – end of year	$ (13,925,301)	$ (7,776,830)	$ (5,076,313)

Earnings (loss) per share	$ (0.13)	$ (0.08)	$ (0.03)

Weighted average number of shares	48,537,587	32,620,432	26,340,942

The accompanying notes are an integral part of these financial statements

TransAKT Ltd. (formerly TransAKT Corp.) Consolidated Statements of Cash Flows For the years ended December 31 (All funds in Canadian dollars)

	2005	2004	2003

Operating activities
Net loss	$ (6,148,471)	$ (2,454,845)	$ (699,689)
Item not affecting cash:
Stock-based compensation (Note 11)	297,444	1,265,000	-
Amortization	85,341	140,002	134,993
Write-downs	4,595,777	100,879	-
Unrealized foreign exchange loss	18,901	72,690	-

	(1,151,008)	(876,274)	(564,696)
Changes in non-cash working capital:
Accounts receivable	(1,466)	7,409	(1,425)
Inventory	16,946	(35,557)	(280,434)
Prepaid expenses and deposits	15,264	(18,410)	171,179
Accounts payable and accruals	175,071	30,000	(134,568)

	(945,193)	(892,832)	(809,944)

Investing activities
Business acquisition costs	-	(69,618)	-
Purchase of equipment	(220)	(49,743)	(5,224)
Patents and trademark applications
and related costs	-	(2,670)	(14,927)
Promissory note	-	(674,388)	-
Advances to shareholders	50,659	(25,808)	-

	50,439	(822,227)	(20,151)

Financing activities
Repayment of inventory loan	(19,568)	(42,352)	(190,783)
Issuance of common shares, net of
share issuance costs	334,923	2,236,409	774,203
Short term loans	90,165	-	-

	405,520	2,194,057	583,420

Increase (decrease) in cash	(489,234)	478,998	(246,675)
Cash - beginning of year	506,701	27,703	274,378

Cash - end of year	$ 17,467	$ 506,701	$ 27,703

Cash flow supplementary information

Interest paid	$ 18,342	$ 20,311	$ 21,162

The accompanying notes are an integral part of these financial statements

TransAKT Ltd.

(formerly TransAKT Corp.)

Notes to Consolidated Financial Statements

1. Nature of Operations and Going Concern Considerations

Nature of Operations

TransAKT Ltd. (“the Company”) was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the Canadian Venture Exchange. In 2004 the Company voluntarily de-listed from the TSX Venture exchange and retained a listing on the Over the Counter Bulletin Board in the United States. Effective July 12, 2006, the Company changed its name from TransAKT Corp. to TransAKT Ltd.

The Company designs and develops Voice over Internet Protocol (“VoIP”) solutions and mobile payment terminals for the consumer electronics industry.

The Company commenced commercial production of its mobile payment terminal products in 2003. The company entered the VoIP solutions business by virtue of its October 2004 acquisition of certain assets of IP Mental Inc. (“IPM”), a Taiwan based VoIP solutions company (see Note 4).

Furthermore, in May 2006, under agreements executed in conjunction with the sale of 7,000,000 shares of stock to outside investors (“new investors”), all key personnel of the Company resigned and were replaced with a representative of the new investors. As of July 2006, this representative is the only management employee of the Company, and the operations of the company have been substantially curtailed, although not discontinued, while management develops a business strategy that will allow them to profitably operate in the VoIP solutions and mobile payment terminal business sectors. The Company does not presently have any management expertise in the mobile payment terminal field, and limited management expertise in the VoIP solutions field. Competing successfully in either of the markets will require additional investment in research and product development, as well as management personnel.

Going Concern Considerations

The Company has incurred a net loss of $6,148,471 during the year ended December 31, 2005 (2004 -$2,454,845; 2003 - $699,689) and has an accumulated deficit of $13,925,301 as of December 31, 2005. Additionally, the Company had a negative net working capital of $544,997 at December 31, 2005.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presentation presumes funds will be available to finance ongoing research and development, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related assets is dependent upon future commercial success of the technologies and raising sufficient funds to continue research and development as well as to effectively market its products. Through July 2006, the Company has not realized commercial success of the technologies, nor have they raised sufficient funds to continue research and development or to market its products.

Funding for activities is raised primarily through private and public share offerings and from financial support of related parties. The Company has been successful in raising funds in the equity market for research and development and operating activities in the past, but there is no assurance that it will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going-concern as it would likely have to dispose of its assets on a less than advantageous basis, likely at a substantial discount from their present carrying value.

These consolidated financial statements do not give effect to any adjustments which might be necessary if the Company is unable to continue its operations as a going-concern.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada, applied on a consistent basis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. The consolidated financial statements include the accounts of the Company and its subsidiaries, TransAKT USA Corp., TransAKT Holdings Limited, and TransAKT Taiwan Limited. Significant inter-company accounts and transactions have been eliminated on consolidation.

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

Research costs are expensed as incurred. Development costs are expensed unless they meet specific criteria related to technical, market and financial feasibility, in which case they are capitalized and amortized to operations over the estimated market life of the product developed. No amounts for development expenses have been capitalized.

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

(continued)

2. Summary of Significant Accounting Policies (continued)

Allowance Method Used to Record Bad Debts

The Company uses the allowance method to account for uncollectible accounts receivable. The Company’s estimate is based on historical collection experience and a review of the current status of accounts receivable. The Company reviews its accounts receivable balances by customer for accounts greater than 90 days old and makes a determination regarding the collectibility of the accounts based on specific circumstances and the payment history that exists with such customers. The Company also takes into account its prior experience, the customer’s ability to pay and an assessment of the current economic conditions in determining the net realizable value of its receivables. The Company also reviews its allowances for doubtful accounts in aggregate for adequacy following this assessment. At December 31, 2005, the Company wrote off all accounts it deemed uncollectible. Accordingly, the Company believes that its allowances for doubtful accounts balance of $0 at December 31, 2005 fairly represent the underlying collectibility risks associated with its accounts receivable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the review indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the company’s current business model. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Advertising Costs

Advertising costs are expensed when incurred.

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

4. Acquisition of Voice over Internet Protocol business (Restated - Note 20)

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

The purchase price has been allocated as follows:

Computer equipment	$ 83,700
Tools and dies	51,800
Lab equipment	35,400
Other capital assets	15,600
Goodwill	4,388,718

$ 4,575,218

The purchase price was estimated based on the date of closing using a fair value estimate of the 14,080,000 common shares issued. In 2005 the Company wrote off the goodwill associated with the purchase as sales were much lower than anticipated and the Company was unable to meet its goals and objectives due to a lack of funding.

5. Advances to Shareholders

The advances to shareholders are non-interest bearing, unsecured and without fixed terms of repayment, and were repaid in 2005.

6. Promissory Note

In 2004 the Company advanced $U.S.500,000 ($Cdn. 582,800) to IPM. The promissory note is non-interest bearing, secured by 12,800,000 common shares of the Company, and was due on June 1, 2005. This balance was not collected on June 1, 2005. As a result of the Company's purchase of substantially all of IPM's assets (Note 4), IPM has no active operations and limited assets other than inventory.

In 2006, the note was settled by IPM’s surrender to the Company of 9,300,000 of the 12,800,000 shares of Company common stock that were held as collateral.

7. Capital Assets

			2005	2004
		Accumulated	Net book	Net book
	Cost	amortization	value	value

Computer software	$ 226,789 $	226,789	$ -	$ 34,115
Tools and dies	202,749	162,468	40,281	146,249
Computer equipment	150,988	67,100	83,888	108,323
Lab equipment	70,020	42,090	27,930	39,088
Telephone system	8,594	5,310	3,284	4,077
Furniture and fixtures	8,063	3,114	4,949	6,111
Leasehold Improvements	15,095	3,507	11,588	12,063

	$ 682,298 $	510,378	$ 171,920	$ 350,026

8. Patents and Trademarks

			2005	2004

Patents and trademark applications and related costs			$ 205,513	$ 205,513
Accumulated amortization			(8,467)	(6,247)

			$ 197,046	$ 199,266

Patents and Trademarks includes $186,191 related to patents that were not yet granted as of the year-end.

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

All amounts owed under these promissory notes were paid in 2006.

During 2005 the Company paid U.S. $22,200 in principal, interest and bonus payments (2004 – U.S. $40,682).

10. Share Capital (Restated – Note 20)

Authorized:
Unlimited common voting shares
Unlimited preferred shares

Issued:

Common shares	Shares	$

Balance, December 31, 2003	28,015,453	$ 5,447,021
Shares issued on exercise of options (a)	210,000	85,867
Shares issued for cash in private placement (b)	5,680,786	2,348,250
Shares issued on acquisition of IP Mental assets (c)	12,800,000	4,096,000
Shares issued for finder’s fee on IP Mental acquisition (c)	1,280,000	409,600
Share issue price allocated to contributed surplus for
warrants	-	(159,642)
Share issue costs	-	(197,708)

Balance, December 31, 2004	47,986,239	$ 12,029,388
Issued pursuant to the exercise of stock options (d)	1,375,000	161,323
Issued pursuant to private placement (e)	2,894,000	115,720
Allocation of contributed surplus on option exercise	-	84,500

Balance, December 31, 2005	52,255,239	$ 12,390,931

No preferred shares have been issued. Notes:

(a)	210,000 shares were issued on the exercise of stock options at $0.50 per share and US$0.30 per share.

(b)	A total of 5,680,786 shares were issued pursuant to two private placements completed during 2004. The first completed on June 25, 2004 was a private placement of 3,552,215 common shares at US$0.30 per share. The second private placement completed on October 26, 2004 was a private placement of 2,128,571 units at US$0.35 per unit. Each unit was comprised of one common share and one half of one common share purchase warrant exercisable for a period of two years. Each full warrant entitles the holder to purchase an additional common share in the capital of the Company for US$0.60 in the first year and US$0.80 in the second year. The 1,064,285 warrants issued were given

	a	fair value of $159,643 and this amount was deducted from share capital and included in contributed surplus.

(c)	On October 14, 2004 the Company acquired certain assets of IP Mental Inc., a Taiwanese based Voice over Internet Protocol company, in exchange for 12,800,000 common shares with a fair value of $0.32 per share. A finder’s fee of 10% of the shares issued to IP Mental was paid on the transaction.

(d)	During the year the Company issued 6,300,000 options and under the fair value method of accounting a compensation expense of $263,600 was recognized and included in contributed surplus.

(e)	On December 30, 2005 the Company closed a private placement of units at US$0.05 per unit. Each unit was comprised of one common share and one common share purchase warrant which could be used to purchase an additional common share in the capital of the Company at US$0.10 per share for

	a	period of one year.

(f)	As at December 31, 2005, 14,535,283 shares were held in escrow (2004: 16,270,574). Over the next year, 8,535,283 shares are scheduled to be released from escrow. 6,000,000 shares that were scheduled to be released in 2004 have not been released yet as final documentation has not been received from the holder and the shares are also being held as security against the outstanding IP Mental advance.

10. Share Capital (Restated) (continued)

Warrants:

As at December 31, 2005 there was a total of 5,650,507 warrants outstanding allowing the holders to purchase a total of 5,650,507 common shares. 1,692,222 of the warrants were originally set to expire on June 24, 2005 with an exercise price of $0.45 per warrant but were extended for 1 year; 1,064,285 of the warrants expire on October 25, 2006 and can be exercised for US$0.80 (Cdn $0.93) per warrant; and 2,894,000 that expire on December 30, 2006 can be exercised at US$0.10 (Cdn $0.12) per warrant.

The following is a summary of warrants issued and outstanding at December 31, 2004 and 2003:

		2005		2004

		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise	warrants	exercise
		price		price

Balance, beginning of year	2,756,507	$ 0.56	1,692,222	$ 0.45
Cancelled during the year	-	$ -	-	$ -
Exercised during the year	-	$ -	-	$ -
Granted during the year	2,894,000	$ 0.12	1,064,285	$ 0.73

Balance, end of year	5,650,507	$ 0.37	2,756,507	$ 0.56

Exercisable, end of year	5,650,507	$ 0.37	2,756,507	$ 0.56

Options:

In 2004 the Company filed a stock option plan where management is authorized to issue 10,500,000 shares under the plan.

The Company has granted options at an exercise price of $0.50 and U.S.$0.01 to U.S. $0.30 (Cdn $0.36) per share with expiry dates from October 18, 2005 to November 1, 2010 to its directors, officers and consultants.

The following is a summary of options issued and outstanding at December 31, 2005 and 2004:

		2005	2004

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise	options	exercise
		price		price

Balance, beginning of year	9,100,000	$ 0.40	3,185,000	$ 0.50
Cancelled during the year	(5,555,000)	$ 0.50	(625,000)	$ 0.50
Exercised during the year	(1,375,000)	$ 0.12	(210,000)	$ 0.41
Granted during the year	6,300,000	$ 0.07	6,750,000	$ 0.39

Balance, end of year	8,470,000	$ 0.18	9,100,000	$ 0.40

At December 31, 2005 the outstanding stock options are as follows:

Number of shares	Exercise price	Expiry date

410,000	CDN$0.50	October 2, 2007
1,550,000	US$0.30	October 20, 2007
1,890,000	US$0.30	June 8, 2007
1,500,000	US$0.01	November	1,	2010
3,000,000	US$0.036	November	1,	2010
120,000	US$0.04	November	1,	2010

10. Share Capital (Restated) (continued)

Contributed Surplus:

Contributed surplus is composed of the following items:

Fair value of stock options granted in 2004	$ 1,265,000
Fair value of stock options granted in 2002	245,672
Fair value of warrants outstanding	159,642

Contributed Surplus December 31, 2004	$ 1,670,314
Fair value of stock options granted	263,600
Fair value of warrants issued/extended	91,725
Allocated to share capital on exercise of options	(84,500)

Contributed Surplus December 31, 2005	$ 1,941,139

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

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Expected life (years)	.5 to 1	1.0
Risk-free interest rate (%)	2.5	2.5
Volatility	1.538 to	1.542
	1.773

12. Research and Development
	2005	2004	2003

In-house consultants	$ -	$ - $	45,000
Outside consultants (recovery)	-	(24,101)	26,080
Materials and supplies	22,037	1,786	21,455
Travel and incidental expenses	-	-	19,385

	$ 22,037	$ (22,315) $	111,920

The Company is developing Voice over Internet Protocol solutions and mobile payment terminals.

13. Related Party Transactions

a.	Fees for individuals that were directors and or officers or corporations controlled by them were accrued or paid in the amount of $180,815 (2004 - $180,750; 2003 – 211,330) for management and consulting services during the year;

b.	Accounts payable includes $169,132 (2004 - $42,079) that are due to directors and shareholders;

c.	An officer of the Company paid back an advance due to the Company of $50,659 during the year ended 2005.

d.	During the year ended December 31, 2005, the Company incurred $10,955 (2004 - $17,316; 2003 - Nil) for legal fees to a law firm of which the Corporate Secretary of the Company is an associate;

e.	On December 30, 2005 the Company completed a private placement of 2,894,000 units at a price of US$0.05 per unit. Each unit was comprised of one share and one share purchase warrant entitling the holder to purchase an additional common share at a price of US$0.10 for one year. A Director of the Company purchased 1,447,000 units.

f.	James Wu is a Director of IP Mental Inc. and is party to the Company’s note receivable at December 31, 2005.

Related party transactions have been recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

14. Income Taxes

The provision for income taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate to earnings (loss) before income taxes and other taxes as follows:

	2005	2004	2003

Net loss	$ 6,148,471	$ 2,454,845	$ 699,689
Statutory rate	34%	34%	34%

Computed “expected” income tax
recovery	$ 2,090,480	$ 834,647	$ 237,894
Amortization in excess of capital cost
allowance	(10,964)	(41,654)	(50,144)
Non-deductible write-offs	(1,564,396)
Stock-based compensation	(101,130)	(411,740)	-
Other	(14,349)	-	-
Tax benefit of losses not recognized	(399,641)	(381,253)	(187,750)

Reported income taxes	$ -	$ -	$ -

The Company has available losses of $6,557,660, the benefit of which has not been reflected in these financial statements. Such benefits will be recorded as an adjustment to the tax provision in the year realized. The losses may be carried forward against future income for tax purposes. The losses will expire as follows:

2006	$ 551,539
2007	$ 1,078,637
2008	$ 1,230,352
2009	$ 1,314,070
2010	$ 564,164
2011	$ 866,656
2015	$ 952,242

The Company also has available research and development expenses of approximately $290,000 that may be claimed against future taxable income. These deductions have no expiry date.

The Company has recorded a valuation allowance of $2,229,604 against the value represented by the loss carry forward, so the net carrying amount in the financial statements is zero at December 31, 2005.

15. Commitments and Continuing Obligations

The Company has entered into lease agreements for office space expiring April 30, 2010 in Calgary. The minimum lease payments over the next five years are:

Year	Amount

2006	$ 57,700
2007	$ 63,400
2008	$ 69,700
2009	$ 76,700
2010	$ 26,400

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

The Company enters into transactions denominated in United States currency in the normal course of operations for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations. As at December 31, 2005 and 2004, the following items are denominated in United States currency:

		2005	2004

Cash	Cdn$	162	430,345
Accounts Receivable	Cdn$	26,490	26,490
Promissory Note	Cdn$	582,800	601,700
Accounts Payable	Cdn$	47,812	37,820

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

(continued)

17. Segmented Information (continued)

Voice over
	Mobile	Internet
Year Ended December 31, 2005	Payments	Protocol	Corporate	Total

Sales	$ 20,677	$ 123,644	$ -	$ 144,321
Interest expense	$ 14,667	$ -	$ 3,244	$ 17,911
Amortization and write downs	$ 227,390	$ 4,451,451	$ 7,664	$ 4,686,505
Net loss	$ (223,043)	$ (4,443,178)	$ (1,482,250)	$ (6,148,471)
Capital assets, patents and
trademarks, and goodwill	$ 192,292	$ 141,162	$ 35,512	$ 368,966
Total assets	$ 282,710	$ 166,752	$ 691,149	$ 1,140,611
Capital expenditures	$ -	$ -	$ 220	$ 220

Voice over
	Mobile	Internet
Year Ended December 31, 2004	Payments	Protocol	Corporate	Total

Sales	$ 123,398	$ 214,299	$ -	$ 337,697
Interest expense	$ 18,986	$ -	$ 1,325	$ 20,311
Amortization and write downs	$ 214,590	$ 17,491	$ 8,800	$ 240,881
Net loss	$ (138,076)	$ (167,529)	$ (2,149,240)	$ (2,454,845)
Capital assets, patents and
trademarks, and goodwill	$ 119,845	$ 4,606,852	$ 211,313	$ 4,938,010
Total assets	$ 119,845	$ 4,631,586	$ 1,659,615	$ 6,411,046
Capital expenditures	$ 428	$ 49,124	$ 2,861	$ 52,413

b. Assets and sales by geographic region

Year Ended December 31, 2005		Assets	Sales

Canada		$ 378,542 $	58,252
Taiwan		$ 762,069 $	86,069
Other		$ - $	-

Year Ended December 31, 2004		Assets	Sales

Canada		$ 1,709,661 $	327,275
Taiwan		$ 4,604,779 $	10,422
Other		$ 96,606 $	-

Sales are attributed to geographic segments based on the location from where the sale was made.

c. Major customers

Significantly all of the Mobile Payments Business Unit sales occurred to various parties in the

United States. The Company’s Voice over Internet Protocol Business Unit sells to customers in almost every country in the world and there is no one significant customer.

Comparative numbers are note shown for 2003 as the Company had only one reporting segment in 2003.

18. Comparative figures

Some of the comparative figures have been reclassified to conform to the current year's presentation and restated as described in Note 20.

19. Write-downs and bad debts

For the year ended December 31, 2005, the Company decided to write-down certain assets that were obsolete along with certain accounts that were un-collectable. Goodwill associated with the IP Mental Inc. acquisition was also written down as described in Note 4. A summary of the write-downs is as follows:

Software	$6,000
Payment terminal tools and dies	89,205
T1 and T4 inventory	111,854
Goodwill	4,388,718
Bad debts	5,387

$4,601,164

20. Restatement

Previously, the fair value of the shares issued in the IP Mental acquisition was calculated by applying a 30% discount to market price based on the trading volume of the Company’s common shares and the relative liquidity of the shares at the time of the transaction. The 2004 financial statements have been revised to eliminate the discount factor and as a result of this revision goodwill and share capital were increased by $1,267,200. There was no impact on income or retained earnings.

21. Canadian and United States Generally Accepted Accounting Principles

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). Differences between Canadian and US GAAP that would have materially impacted reported financial results are as follows:

Statements of Loss	2005	2004	2003
	$ $		$
		Restated

Net Loss for the year - Canadian basis	(6,148,471)	(2,454,845)	(699,689)

Net Loss and comprehensive loss for the year -
U.S. basis	(6,148,471)	(2,454,845)	(699,689)

Loss per common share (basic and diluted) –
Canadian basis	(0.13)	(0.08)	(0.03)
Loss and comprehensive loss per common
share (basic and diluted) - U.S. basis	(0.13)	(0.08)	(0.03)

7

Balance Sheet
			Increase
As at December 31, 2005	Note	As Reported	(Decrease)	US GAAP

Shareholders’ equity
Contributed surplus	(a)	$1,941,139	$(245,672)	$1,694,467
Retained earnings	(a)	$(13,925,301)	$245,672	$(13,679,629)

			Increase
As at December 31, 2004	Note	As Reported	(Decrease)	US GAAP

Shareholders’ equity
Contributed surplus	(a)	$1,670,314	$(245,672)	$1,424,624
Retained earnings	(a)	$(7,776,830)	$245,672	$(7,531,158)

a)	Prior to 2004 the Company used the intrinsic method of accounting for stock options for both Canadian and US GAAP purposes. On January 1, 2004 the Company changed its method of accounting for stock options to the fair value method. While US GAAP continues to allow the use of either the intrinsic method, as prescribed by APB 25, or the fair value method, as prescribed by SFAS

123, the Company has elected to adopt the fair value method of accounting for stock options for US GAAP purposes using the Modified Prospective Method, applied as of January 1, 2004. Under this transition provision a US GAAP difference of $245,672 results as there is no charge to retained earnings required for prior year’s as was required under Canadian GAAP.

Other Disclosures Required By US GAAP Are as Follows

Subtotal in Operating Cash Flows

The Company includes a subtotal in cash provided by operating activities in the statements of cash flows. The SEC prohibits the inclusion of this subtotal.

Development Stage Company

The Company had reported that it was a development stage company as described in SFAS 7 –“Accounting and Reporting by Development Stage Companies”. During the fiscal year ended December 31, 2004, the Company ceased to be a development stage company. Accordingly, the cumulative amounts and other additional disclosures required by SFAS 7 are not shown.

New accounting pronouncements Share-based Payments

The Financial Accounting Standards Board (“FASB”) issued a revised Statement No. 123(R), Share-based Payment. FAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – usually the vesting period. FAS 123 (R) eliminates the alternative to use the intrinsic value method of accounting that was provided in Statement 123 as originally issued. The Company will continue to record expense in its consolidated financial statements as described in Note 2(f) but in addition to those expense items, there will be a need for an additional expense amount, under the FAS 123(R), relating to the fair value of the options as at the grant date. The impact of this additional expense amount on the Company’s financial position, operating results or cash flow is uncertain given the volatility of the assumptions needed to determine the new fair value amount. FAS 123(R) is effective for public companies as of the beginning of 2006.

7

Conditional Asset Retirement Obligations

During 2005, the FASB issued Financial Interpretation 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligations as used in the FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. .

Accounting Changes and Error Corrections

In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. In the absence of explicit transition provisions provided for in new or existing accounting pronouncements, Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so. The Statement is effective for fiscal years beginning after December 15, 2005.

The adoption of these standards will not have any impact on the Corporation’s current financial position or results of operations; however, the impact of these standards in future years could be material.

Acquisition of Voice over Internet Protocol Business

On August 15, 2004 the Company acquired IPMental Inc.’s (IPM) Voice over Internet Protocol business, as more fully described in Note 4.

Pro-Forma Information (UNAUDITED)

Under SFAS 141 the Company is required to include in the notes to the financial statements the following supplemental information on a pro-forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in aggregate):

a.	Results of operations for the current period as though the business combination or combinations has been completed at the beginning of the period, unless the acquisition was at or near the beginning of the period.

b.	Results of operations for the comparable period as though the business combination or combinations has been completed at the beginning of that period if comparative financial statements are presented.

7

As a result the following additional disclosure is required for the acquisition of the IP Mental assets.

	2005	2004	2003

Revenues	$144,321	$879,296	$2,357,356
Cost of goods sold	109,665	617,607	1,337,496

Gross margin	34,656	261,690	1,019,860

General and Administration	6,141,429	3,274,966	2,478,537

Loss from operations	(6,106,773)	(3,013,276)	(1,458,677)
Other income/expenses	(41,698)	(67,044)	(917,847)

Net loss	$(6,148,471)	$(3,080,320)	$(2,376,524)

Loss per share	$(0.13)	$(0.07)	$(0.06)

22. Subsequent Events

In May 2006, the Company and IPM came to an agreement for the settlement of the outstanding debt of IPM which included a US$500,000 promissory note. IPM surrendered 9,300,000 shares of the 12,800,000 shares that it had received for the sale of its assets to the Company in settlement of all debt with the Company. The Company received no cash.

On May 26, 2006, the Company completed a private placement of 7,000,000 shares at US$0.05 per share and on that same day the Company underwent a change of control through various appointments and resignations from the Board of Directors. In addition, new officers were also appointed.

In June 2006, the Company’s shareholders approved a reverse stock split on a 2 to 1 basis. The Articles of the Company were amended to reflect this reverse split on July 12, 2006.

On July 12, 2006, the Company changed its name from TransAKT Corp. to TransAKT Ltd.

7

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

TransAKT Ltd.

		By:	/s/ James Wu
		Name:	James Wu
Date:	August 16, 2006	Title:	President and CEO

7

EX-31 3 exhibit311.htm Certifications I, James Wu, certify that:

1.	I have reviewed this annual report on Form 20-F of TransAKT Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"); and c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant change in internal controls or I other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 16, 2006

s/James Wu President and Chief Executive Officer

EX-32 4 exhibit312.htm I, Taifen Day, certify that:

1.	I have reviewed this annual report on Form 20-F of TransAKT Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"); and c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant change in internal controls or I other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 16, 2006

s/ Taifen Day Chief Financial Officer

7

EX-31 2 exhibit322executed.htm

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the Annual Report of TransAKT Ltd. (the "Company") on Form 20-F for the period ending December 31, 2005 and as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rong Fitzgibbons, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/ TAIFEN DAY

Name:

Taifen Day

Title:

     Chief Financial Officer – principal financial officer Date: August 16, 2006

7

EX-32 5 exhibit321executed.htm

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the Annual Report of TransAKT Ltd. (the "Company") on Form 20-F for the period ending December 31, 2005 and as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James Wu, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

/s/ JAMES WU

Name:

James Wu

Title:

     President and Chief Executive Officer – principal executive officer Date: August 16, 2006

7