Form 20-F
period 2006-12-31
TRANSAKT LTD.
filed 2007-07-17
CIK 1263872

	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549		OMB APPROVAL
OMB Number: 3235-0288
Expires: January 31, 2005
Estimated average burden
hours per response….…438.00

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR
[X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2006

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

On December 31, 2006 there were a total of 90,912,620 common shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [ X ] Item 18

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

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The tables below present selected financial information. Our financial statements are stated in United States dollars (“USD”) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The following table presents selected financial information under U.S. GAAP. The table should be read in conjunction with the financial statements and notes thereto and our discussion and analysis included elsewhere in this Annual Report. All dollar amounts in this report are expressed in USD unless otherwise stated.

	Selected Financial Data US GAAP (USD$)

	2006	2005
Operating Revenues	8,385,075	9,167,708
Income (loss) from Operations	(152,291)	(7,282)
Net Income (loss)	(237,459)	(702)
Net Loss per share (basic and diluted)	(0.00)	(0.00)
Dividends per share	-	-
Weighted Ave Shares Outstanding	52,379,273	50,000,000
Working Capital	1,189,171	1,601,039
Long Terms Debt	-	-
Shareholders’ Equity	1,269,299	1,652,044
Capital Stock	1,832,174	1,826,400
Total Assets	5,539,691	3,796,596

The Annual Report contains financial statements that were prepared in USD with conversions of certain amounts of Taiwan dollars (“TWD”) converted into USD based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. These translations should not be construed as representations that the TWD amounts actually represent such USD amounts or that TWD could be converted into USD at the rate indicated.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable for Form 20-F filed as an Annual Report.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable for Form 20-F filed as an Annual Report.

3.D. RISK FACTORS

INVESTMENT IN OUR COMMON SHARES IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS:

Risks Relating to Our Stock

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained operating losses for each of the fiscal years ended December 31, 2006 and 2005 of respectively $(237,459) and $(702). We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2007. If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

We Have a Limited Operating History and Are Still Proving the Viability of Our Products and Business Model.

Since inception, we have been primarily focused on research and development. In April 2003, our products became commercial and in 2006, our product line was changed significantly. We are still adding to our product line and in the process of proving the viability of our products and business model. If we are unable to prove our business model or the viability of our products, we may not be able to sustain operations and our ability to raise additional funding may be jeopardized.

Our Competition Has Greater Resources Than We Do and Can Respond More Quickly To Changes in the Industry.

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

Volatility of World Economic Factors Can Affect Our Ability to Raise Capital and Product Costs.

Our revenues, profitability and future growth and the carrying value of assets are substantially dependent on prevailing world economic conditions and fluctuations in influencing factors such as exchange rates, rates of inflation, governmental stability and natural disasters. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon these factors. The negative impact of these factors on sales orders originating from an affected country would have an adverse effect on our borrowing capacity, revenues, profitability and cash flows from operations. For example, unfavorable changes in exchange rates can increase the cost of our products and reduce revenues resulting in reduced profitability. In the event that our profitability is reduced and we are unable to maintain our profit margins, it may be difficult to raise capital and reduce our borrowing ability. In addition, as has been recently experienced, general downturns in the technology sector worldwide have made fundraising difficult. Since the marketing of our products will require us to raise capital, this may have an adverse affect on our ability to continue operations and to effectively market our products.

We are Dependent on Key Personnel Who Have Extensive Knowledge With Respect to Our Product and Business.

We are heavily dependent upon the expertise of our management and certain other key officers and directors who have extensive knowledge about our products and our operations, and the loss of one or more of these individuals could have a material adverse effect. We do not maintain key-person insurance policies on any of our executive officers. Since we are a technology based company, our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees in the payments and communications industry. Competition for employees in our industry is intense. We may be unable to retain key employees or attract, assimilate or retain other highly qualified employees in the future. We currently have employment agreements with our key executive officers, engineers and other key employees. These contracts are for five (5) year terms and include non-competition clauses.

If We Are Unable to Respond To the Rapid Technological Change in Our Industry Our Products Could Become Obsolete.

The communications industry is characterized by rapid and significant technological change. Many communication applications have a short life cycle. For example, our payment system technologies product lines became obsolete and reached their end-of-life. Furthermore, due to changes in governmental policy, the cellular phones that our products were designed to work with have become obsolete. Going forward, our main products will be in the areas of telecommunications equipment, including VoIP hardware, HTT’s USB Dongle designed for use with Skype, HTT’s SkyDECT, HTT’s advanced multi-line cordless telephone systems, etc. We also plan to distribute other name-brand telecommunications equipment in Taiwan, China and other regions throughout Asia. Our future success will depend in large part on our ability to continue to respond to such changes. If we are unable to respond to such changes and/or new or improved competing technology is developed, our technology may be rendered non-competitive. In the event that we are unable to respond to these changes, our ability to raise capital to carry out our business plan may be severely restricted. In addition, our profitability may decrease as any existing inventory may need to be sold at a discount. In this event, our cash flow and liquidity would also be decreased.

Government Regulation Could Adversely Affect Our Ability to Sell Our Products.

Laws and regulations directly applicable to communications, commerce and advertising are becoming more prevalent. In addition, the growth and development of the communications industry may prompt calls for more stringent consumer protection laws, both in Canada and abroad, that may impose additional burdens on companies. Recently, the United States government mandated wireless number portability for all new cell phones allowing consumers to keep their existing phone numbers when changing carriers. The implementation of wireless number portability rendered several phones obsolete. In the event that a phone model that our unit attaches to is rendered obsolete by regulations such as wireless number portability, our sales and inventory values would be adversely affected. In addition, to the extent that regulatory bodies put restrictions on VoIP, our ability to compete with major telecommunication companies would be effected. The result would be decreased profitability which may adversely affect our share price.

Government regulations could potentially slow down our expansion plans. We may be required to have our products approved by several regulatory agencies. This process can be onerous and slow, and could adversely affect our ability to meet our financial projections. Compliance with different standards may require additional capital investments and testing. If we are unable to obtain such financing, our business could be adversely impacted.

We Will Need Additional Funds In Order to Implement Our Intended Projects and There Is No Assurance That Such Funds Will Be Available As, If and When Needed.

Cash flow from operations for the fiscal years ended December 31, 2006 and 2005 were $343,101 and $(731,201), respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget or that anticipated revenues will be realized when needed, lines of credit will be available if necessary or that additional capital will be available. We anticipate that over the next twelve (12) months, we will need a minimum of $1,000,000 to sustain operations and market our products effectively.

Failure to obtain such additional funds on terms and conditions that we deem acceptable may materially and adversely affect our ability to effectively market and distribute our products resulting in decreased revenues which may also result in a decreased share price.

The Market Price of Our Common Shares Has Been and Will In All Likelihood Continue To Be Volatile.

The market price of our common shares has fluctuated over a wide range and it is likely that the price of our common stock will continue to fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of our common shares.

Our shares currently trade on the Over-the-Counter Bulletin Board (“OTCC.BB”) with limited trading. If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed by the NASD, there may not be any liquidity for our shares. We have generated only limited revenue from the sale of our products to date. These factors could have a negative impact on the liquidity of any investment made in our stock.

The Value and Transferability of Our Shares May Be Adversely Impacted By the Penny Stock Rules.

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

The Large Number of Shares Eligible for Future Sale by Existing Shareholders May Adversely Affect the Market Price for Our Common Shares.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At December 31, 2006 we had 90,912,620 common shares outstanding. On that date we also had reserved 2,750,000 common shares for issuance under our stock option plan; and no common shares reserved for issuance under the warrants issued pursuant to various private placements.

No prediction can be made as to the effect, if any, that sales of shares of our common stock or the availability of such shares for sale will have on the market prices of our common stock.

We Have Limited Sales of Products to Date and No Assurance Can Be Given That Our Products Will Be Widely Accepted In the Marketplace.

Our future sales, and therefore, cash flow and income, and our success, are highly dependent on success in marketing our products and consumer acceptance of those products. If our products are not widely accepted or we are unable to market our products effectively, we may face reduced share prices, decreased profitability, and decreased cash flow.

There Is A Limited Public Market for Our Common Shares At This Time In the United States Which May Affect A Shareholder’s Ability to Sell Our Stock.

Our shares currently trade on the OTCC.BB with limited trading. If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed by the NASD, there may not be any liquidity for our shares. We have generated only limited revenue from the sale of our products to date. These factors could have a negative impact on the liquidity of any investment made in our stock.

You Should Not Expect to Receive Dividends.

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

ITEM 4. INFORMATION ON THE COMPANY

OUR HISTORY AND DEVELOPMENT

We were incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc. On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc. On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc. On June 20, 2003, we changed our name to TransAKT Corp. We changed our name from TransAKT Corp. to TransAKT Ltd. (“we”,

“our”, “us” or “Company”) on July 12, 2006. The legislation under which we operate is the Alberta Company Act and our registered office is located at Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, T2R 1J6.

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We initially focused on the research, design, development and manufacturing of mobile payment terminals. However, the sale of these payment terminals reached its end-of life due to changes in cellular phone regulations and limited acceptance in the marketplace. In October 2004, we purchased the existing business and certain assets of IP Mental Inc., a Taiwan-based Voice over Internet Protocol (“VoIP”) hardware and software provider. On November 15, 2006, we acquired Taiwan Halee International Co. Ltd. (“HTT”), a Taiwan-based leading designer, manufacturer and distributor of telecommunications equipment, including specialized VoIP-compatible phone systems. These acquisitions were intended to enable us to remain competitive in the marketplace. Our current business is the design, development and manufacturing of telecommunications equipment, including VoIP compatible telephone systems and multi-line cordless telephone systems.

Over the past three (3) years we have had no major capital expenditures and we currently do not have any planned capital expenditures. In 2004, we purchased the assets of IP Mental Inc. for our shares that were fair valued at USD$2,944,000 and we also advanced them USD$500,000 by way of a promissory note. Other capitalized costs in the transaction were $363,618 which included a finder’s fee in stock of $294,400 and miscellaneous acquisition costs. On May 19, 2006, IP Mental Inc. settled its debt with us in the amount of $505,150 in exchange for the return of 9,300,000 of our common shares. Our outstanding shares were reduced correspondingly. On November 15, 2006, we acquired HTT, for the sum of USD$5,000,000. The purchase price was paid by the delivery to the shareholders of HTT of: (i) USD$200,000 in cash; (ii) USD$300,000 in a promissory note from us due in cash six (6) months after closing; (iii) 50,000,000 of our common voting shares, with a deemed value of USD$0.09 per share; and (iv) 5,000,000 of our common voting shares issued to Mr. James Wu as performance-based compensation. Other than the acquisitions of IP Mental Inc. and HTT, we have generally only had capital expenditures on computer equipment, tools and dies, patents, and trademarks.

We have mainly financed our operations through the use of debt and the issuance of equity in private placements. In October 2006, we repaid a loan we took against inventory produced to fund our first commercial run of our payment terminals. We settled the loan for USD$90,000 using funds raised from the private placement of our shares. In the short-term and until our sales are sufficient to fund operations, we will continue to finance our operations through debt or equity financing.

BUSINESS OVERVIEW

We began operations in 1997 and commercialized our first product line of mobile point-of-sale terminals in April 2003. With the use of cellular phones, these terminals allow merchants to accept payments anywhere, anytime. In October 2004, through the acquisition of the business and certain assets of IP Mental Inc., we entered the VoIP business. We now offer both Mobile Payment solutions (“MPOS”) and VoIP equipment and solutions.

We sustained operating losses for each of the fiscal years ended December 31, 2006 and 2005 of $(152,291) and $(7,282), respectively. In addition, we expect to incur an operating loss in 2007.

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have now completed development of our initial products and have entered into the sales and distribution phase. Our current business is the design, development and manufacturing of mobile wireless solutions and Telecommunications equipment and solutions for enterprise and consumer markets including VoIP solutions in Taiwan and the Far East. In 2007, our business will include the design, manufacturing, and distribution of telecommunications equipment, including specialized VoIP compatible phone systems and multi-line cordless telephone systems, and the distribution of name brand telecommunications equipment including Panasonic, Sanyo, Siemens, etc. in Taiwan and the Far East.

Our mobile point-of-sale (“MPOS”) products are no longer available. HTT’s products are currently distributed in Taiwan and we plan to expand distribution to China, other regions of Asia and North America. We have had limited revenues in the last three (3) fiscal years as we only began marketing our VoIP products in October 2004.

Our products can be used all year round and are not affected by seasonal trends.

Our first product was the TransAKT™. The TransAKT™ is a wireless point-of-sale (“WPOS”) device that clips onto the back of certain Motorola cellular phones providing the user with a mechanism for swiping cards with magnetic stripes (e.g., credit cards, debit cards, etc.) for conducting wireless commercial transactions. Once attached, the phones are used to send transaction information over the cellular network to the processing center for credit approval. This application provides mobile merchants, business professionals and consumers with voice, data and transactional capability all in one handheld device. TransAKT™ was never adapted for use with other types of cellular phones and is no longer offered.

Our second product line is VoIP products and solutions. These products allow communication over the World Wide Web at reduced communication rates. Our products range from Universal Serial Bus (“USB”) plug and play phones to stand alone phone adapters and phones. We have eleven (11) different products made by IP Mental Inc. to offer in this area. We plan to offer a range of telecommunication and VoIP products developed by HTT, including a USB dongle adapter for use with a DECT phone with Skype, HTT’s SkyDECT cordless phone system that integrates use of VoIP, a traditional telephone based on a landline and specialized multi-line cordless phone systems.

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

We are not generally restricted to manufacturers for our products. To date, we have been able to select from a number of potential contractors and manufacturers and have been able to contract with well-organized firms that have a proven track record. Our MPOS products are no longer in production and our VoIP products are being manufactured in Taiwan and China.

With respect to the production of the TransAKT™, we have a contractual arrangement with Sygade, a former subsidiary of Fujitsu. All work performed by Sygade will carry a “bring in” repair warranty against manufacturing faults and is valid for twelve (12) months from the time of purchase. The intellectual property rights to the TransAKT™ design belong to us. Our VoIP products are being manufactured under contract by various hardware manufacturing facilities and we have no set arrangements in place with any of them.

All raw materials for our products are sourced from China, Taiwan and the United Kingdom. Due to the fact that our products use computer components, the price of these components can be highly volatile and are subject to the risk of obsolescence. In order to control costs and the risk of obsolescence, we contract with a manufacturer at a set price for the building of our product over a number of terminals. The manufacturer becomes responsible for making sure enough inventory is in stock, and if not available, quickly implements minor product changes to allow for components to be replaced. This process is conducted for all manufacturing of our products.

Marketing

We are no longer marketing the MPOS products. For VoIP, we will align ourselves with Internet Service Providers (“ISPs”), computer retailers, telephone companies, and computer manufacturers to capitalize on the existing distribution infrastructure. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We plan to develop new businesses and joint ventures and to enter into distribution agreements to diversify our products, clients and geographic revenue base. We have recruited a senior sales executive from a major consumer electronics corporation to help us develop the Asian market for our products.

Our VoIP marketing is being conducted through the association with distribution partners in several countries on a global basis. We attend trade shows to market to the distributors and once signed we provide them with marketing and technical support in order to enhance their sales.

The marketing of the VoIP products is targeted at consumers and small businesses that are calling internationally on a regular basis. With our products, consumers can have the benefit of either calling free inside our network or at reduced rates outside the network.

Patent rights, copyrights, trademarks, trade secrets and similar intellectual property are important to our success. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect their proprietary rights.

Our patent application for our VoIP technology filed in United States was cancelled and we are no longer pursuing any patents for this technology. In addition, all our intellectual properties relating to the MPOS technologies have become obsolete and were written off on December 20, 2006.

Competition

Our main focus is on telecommunications equipment, including VoIP hardware and multi-line cordless telephone systems. We also plan to distribute other name-brand telecommunications equipment in Taiwan, China and other regions throughout Asia. These areas are marked by strong competition and rapid change.

VTech

VTech (“VTech”) was founded in Hong Kong in October 1976 by two (2) engineers, VTech began its operations with 2,000 sq. ft. of office space and a staff of forty (40) employees. Sales in VTech’s first year were under US$1 million. Today, VTech has worldwide operations and approximately 20,000 employees. In fiscal year 2006, VTech recorded annual sales of US$1 billion.

In 1984, VTech introduced its first self-designed satellite receiver. By 1991, VTech had designed a new generation of high frequency cordless telephones employing microwave technology - the 900MHz cordless phone.

Subsequently, VTech introduced several new generations of 900MHz cordless phones and has –established itself as a leading provider of high-frequency cordless phones in the US.

In 1988, to assist in business expansion, VTech moved its production facilities to Dongguan, Guangdong province in southern China. Currently, VTech has two (2) manufacturing sites in China, located at Houjie town and Liaobu Science Park, within hours of its headquarters in Hong Kong.

VTech acquired the consumer phone business of Lucent Technologies, as well as a license to sell AT&T branded products on wireline telephones and accessories in the US and Canada in April 2000. These transactions allowed VTech to expand its product range to be sold under both the "VTech" and the "AT&T" brand names.

In August of 2002, VTech launched the industry's first 5.8GHz cordless phone in the US. Furthermore, VTech amended the AT&T brand license agreement in which the revised terms granted VTech exclusive rights to sell AT&T-branded wireline telephone products and accessories in Greater China, and non-exclusive rights in Europe, Mexico, Central and South America.

Uniden

Uniden's principal activities are to develop, manufacture and sell telecommunication equipments and related products. Its operations are carried out through the following divisions: telephone-related equipment; wireless communication and applied equipment; digital home appliances and others. The telephone-related equipments division deals in cordless phones and mobile phones. The wireless communication and applied equipment division deals in handheld walkie-talkies radios, radar detectors and scanners. The other activities include marine electronics, CB radios and business phones manufacturing. Uniden develops its products in Japan and China and has manufacturing facilities in Asia. Its North American subsidiary manufactures and markets wireless consumer products for sale in North, Central, and South America. Uniden had sales of $729 million in 2006.

Advance Wireless Technology Corp.

Advance Wireless Technology Corp. (“Advance Wireless”) was established in 2000 as a design house engaged in the development of wireless communication and networking products. Its founders were predominantly from a Taiwan-based communication company, Vidar SMS (Sun Moon Star) Group, which develops and markets pagers and cellular phones.

Over the years, Advance Wireless has expanded its core wireless technologies to include Bluetooth products, GSM phone modules, wireless PBXs, home gateways and VoIP products such as phones and gateways. Advance Wireless plans to focus on DECT-based products and IP PBXs in the next two (2) years.

DECT cordless phones supporting voice and data transmission have been Advance Wireless’ main product line. To generate sales, Advance Wireless sells its finished products and licenses its wireless technologies.

In 2005, net revenues reached USD$9,167,708 and USD$8,385,075 was attained in 2006.

BBK Communication Equipment Ltd.

Founded in 1995 as one of three (3) subsidiaries (communication equipment, A/V electronics, and educational electronics), BBK Communication Equipment Ltd. (“BBK”) specializes in the research, development, production and distribution of DECT phones, 2.4G digital cordless telephones, GSM WLL/FWP phones, basic telephones, caller ID phones, and 46-49MHz cordless telephones. BBK has business partners in Russia and Vietnam, and is expanding worldwide. BBK currently sells only to the Chinese market. It has a 43,000 sq ft facility in China and annual sales of $150 million.

TransAKT Ltd. vs. the Competition

Competition in the cordless phone market is currently decreasing. Innovation in this market is focusing on combining different technologies in new ways. Our management believes that our SKYDECT, a single device capable of connecting to different technologies, is one such device. Our research and development team is focusing on creating more such products.

We currently generate revenues, at least in part, through the distribution of name brand products in Taiwan. Our management believes that this provides us with an insider’s view of some of the latest developments and trends in technology and design. It also may provide us with relationships that can be utilized for globalizing some of our new products. For example, we have formed a partnership with SANYO to develop a Wi-Fi phone and a GSM/Wi-Fi dual mode phone.

We do not rely on a single revenue base or third parties for revenue generation. We also have kept our marketing, allowances or rebates to a minimum. Our management believes that these factors will allow us to effectively compete in the industry and keep costs minimal, thereby allowing us to focus on intellectual property development.

The VoIP industry is relatively young and several of the more well-known players have much greater resources than we do. They have used their resources to get their name out to the public and become leaders in the industry. Some of the more well-known companies are Vonage, Packet 8, and Net 2 Phone. Our current share of the global VoIP market is negligible.

The VoIP industry being in its infancy is also not currently heavily regulated, however, in the future, governments may put in place regulations that affect our ability to compete in foreign markets with local communications providers. In addition, regulations may also come into effect in our domestic market that limits our ability to compete with incumbent telephone companies.

ORGANIZATIONAL STRUCTURE

We have one (1) wholly owned subsidiary TransAKT Holdings Limited (a Turks and Cacaos company). TransAKT Holdings Limited owns all of the issued and outstanding shares of TransAKT Taiwan Corp, our Taiwan based operating company. Other than holding the shares of TransAKT Taiwan Corp., TransAKT Holdings Limited is non-active. TransAKT Taiwan Corp. owns all of the issued and outstanding shares of HTT (a Taiwan corporation).

PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

For the year ended December 31, 2006 versus the December 31, 2005

Overview

In 2006, we were involved in three (3) major transactions. On May 19, 2006, IP Mental Inc. settled its debt of US$505,150 with us and as a result, our outstanding shares were reduced by 9,300,000 shares. On May 26, 2006, we had a change in control whereby James Wu assumed primary management responsibility. On November 15, 2006, we successfully acquired HTT, a well established Taiwanese manufacturer and distributor of telecommunications equipment.

Revenues

Revenues for the year ended December 31, 2006 decreased by $782,633 to $8,385,075 compared to $9,167,708 for the same period in 2005. The decrease in revenue was mostly due to the sales of VoIP equipment from the closing date of the acquisition in October to year end.

Inflation is not considered to be a material factor affecting our continuing operations, as the inflation rate of the country in which we are presenting our financial statements remains low.

Impact of Foreign Currency

Our revenue and cost of product sales are primarily earned and spent in Taiwan dollars (“TWD”). Operating expenses are likewise primarily denominated in TWD. Consequently, significant movements in exchange rates may have a significant impact on our financial results. In addition, sales and cost of products for our Taiwan office are based in United States dollars (“USD”) while operational expenses are in TWD, and therefore, any significant movements in exchange rates between the USD and the TWD may also have a significant impact on our financial results.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors

There are no known governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments by host country shareholders.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

Our primary source of liquidity as of December 31, 2006 is our cash on hand and accounts receivable. Net cash provided by operations for the year ended December 31, 2006 was $343,101 as compared to net cash (used in) operations of $(731,201) during the same period in 2005. The increase in net cash provided by operating activities was a result of the increase in accounts payable. Our cash and cash equivalents were $318,438 and $595,005 as of December 31, 2006 and 2005, respectively. Our current assets totaled $5,459,563 on December 31, 2006. Our current liabilities were $4,270,392 on December 31, 2006. Working capital was $1,189,171 as of December 31, 2006.

In management’s opinion, our working capital is currently sufficient for our present requirements. Nevertheless, we will continue to evaluate alternative sources of capital to meet our growth requirements, including other asset or debt financing, issuing equity securities and entering into other financing arrangements. There can be no assurance, however, that any of the contemplated financing arrangements described herein will be available and, if available, can be obtained on terms favorable to us.

Historically operations and short term financing have been sufficient to meet our cash needs. We believe that we will be able to generate revenues from sales and raise capital through private placement offerings of our equity securities to provide the necessary cash flow to meet anticipated working capital requirements. However, our actual working capital needs for the long and short term will depend upon numerous factors, including operating results, competition, and the availability of credit facilities, none of which can be predicted with certainty. Future expansion will be limited by the availability of financing products and raising capital.

Our Cash Flows

Net sales

Net sales for the year ended December 31, 2006 totaled $8,385,075 compared to $9,167,708 for the year ended December 31, 2005, a decrease of $782,633 or approximately 8.5% .. The decrease was due to the launch of new product lines late in the fiscal year. We expect our sales to improve in 2007.

Cost of Sales

Cost of sales for the year ended December 31, 2006 totaled $7,869,539 or approximately 93.9% of net sales compared to $8,744,476 or approximately 95.3% for the year ended December 31, 2005, a decrease of $874,937 or approximately 10%. The decrease was due to a decrease in net sales for the year ended December 31, 2006.

Operating Expenses

Operating expenses for the year ended December 31, 2006 totaled $667,827 or approximately 8% of net sales compared to $430,514 or approximately 5% for the year ended December 31, 2005, an increase of $237,213 or approximately 55%. The increase in operating expenses was due to the additional expenses incurred for legal and professional fees since the date of merger from TransAKT Ltd. of $263,058 that was not included in the December 31, 2005 numbers. Additionally, we incurred additional expenses for sales training to enhance market exposure.

Income (Loss) from Operations

Income (loss) from operations for the year ended December 31, 2006 totaled $(152,291) or approximately 1.8% of net sales compared to $(7,282) or approximately 0.1% for the year ended December 31, 2005, a decrease of $145,009. The decrease was due primarily to decreases in sales and increases in operating expenses recognized in 2006.

Interest Expense

Interest expense for the year ended December 31, 2006 totaled $98,760 compared to $66,134 for the year ended December 31, 2005, an increase of $32,626 or approximately 49%. The increase was due to increased capital requirements to finance the launch of new product lines late in the fiscal year.

Net Income (Loss)

Net income (loss) for the year ended December 31, 2006 totaled $(237,459) compared to $(702) for the year ended December 31, 2005, a decrease of $236,757. The decrease in net income was primarily due to decreases in sales and increases in operating expenses recognized in 2006 as described above.

Borrowing/Financing Activities

On January 12, 2004 we announced that we had initiated a USD$2,550,000 financing comprised of 8,500,000 shares at USD$0.30 per share. On June 24, 2004 we announced the closing of the above private placement with USD$1,065,664.50 being raised. We currently do not have any debt or equity agreements in place that would help fund operations over the next twelve (12) months and we anticipate that we will require $1,000,000 during the next twelve (12) months in order to sustain operations and effectively market our products in addition to $300,000 for continuing research and development. We will need to raise additional funds in order to carry out our business plans and will need to raise the funds through debt or equity transactions.

The fact that we have been successful in raising funds from private placements and have been able to settle debts with the issuance of shares in the past is not an indication that we will be successful in obtaining funds in this manner on acceptable terms in the future.

We anticipate expanding our current operations in Taiwan into mainland China over the next twelve (12) months. We estimate that expenditures related to this project will be approximately USD$400,000. We intend to finance the project through the private placement of our common shares.

Investing Activities

Net cash provided by investing activities totaled $4,395 for the year ended December 31, 2006, compared with $0 for the same period in 2005. The net cash change was $(285,901) and $(414,519) for the year ended December 31, 2006 and 2005, respectively.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

In 2006, we spent USD$400,000 for the development of the multiline cordless phone systems. We spent $300,000 in each of 2005 and 2004 on research and development activities. The 2005 research and development activities were in most part for the development of Skype compatible VoIP products while our 2004 costs were mainly for the development of HTT’s cordless phone system.

TREND INFORMATION

VoIP has emerged as the next generation global communications platform and has greatly impacted the telecommunications industry. Traditional telecommunications companies are seeing their market share start to erode away as barriers to entry in the industry are dropping due to VoIP. According to Juniper Research, by 2009 the global VoIP market will contribute $32 billion to a total worldwide telephony market of $260 billion, or some 12% of revenues. Ian Cox of Juniper Research says “VoIP will bring new revenue-generating opportunities to the telephony market by combining voice services with other IP applications”. The use of VoIP for communications drastically reduces the cost of long distance.

Many of the networks and much of the hardware available today have problems with Network Address Translation (“NAT”). Our diverse VoIP offerings include a proprietary network that operates in NAT environments as well as behind firewalls, and also includes hardware that works with or without a computer. We currently have four (4) different hardware offerings and are continuing to expand on them.

As more and more companies enter the VoIP market, margins on hardware are shrinking in exchange for capturing clients. As the larger incumbent telecommunications companies enter the market and offer significant discounts to retain their existing client base, we will be forced to offer the same rates in order to stay competitive.

Risks and Uncertainties

In addition to risks described elsewhere in this report, we are subject to each of, and the cumulative effect of all of, the following risk factors. We have risk management practices in place designed to offset these risk factors to the greatest extent possible. Risk factors include:

  Competition in the industry and competition;

  Technological change, new products and standards and dependence on proprietary technologies;

  Risk of third party claims for patent infringement;

  Risk of inability to protect our intellectual property against unauthorized or infringing uses;

  Risk of inability to effectively manage future growth and expansion;

  Dependence on key personnel, products and customers;

  Variances in the industry growth rate;

  Dependence on continuing demand for our products;

  Finite financial resources and the potential need for future financing;

  Dependence on third party manufacturers, suppliers and licensees;

  Potential fluctuations in quarterly results;

  Lengthy and variable sales cycles;

  Risks related to acquisitions;

  Reliance on international sales;

  Product liability issues;

  Changes in the regulatory environment;

  Risks related to regulatory approval; and

  Changes in currency exchange rates.

OFF-BALANCE SHEET ARRANGEMENTS We have no off-balance sheet arrangements. CONTRACTUAL OBLIGATIONS

The following table provides information, as of the latest fiscal year, with respect to our known contractual obligations, including amounts, aggregated by contractual obligation.

Year	Amount (for leases)
2007	$67,192
2008	$62,356
2009	$62,356
2010	$15,589

We lease various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $66,033 and $3,562 for the years ending December 31, 2006 and 2005, respectively. Our lease for office space in Taiwan expired in December 2007 and in Canada expires in 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position
James Wu	54	Chairman, Chief Executive Officer, President
		and Director
Taifen Day	48	Chief Financial Officer
Cheng Chun-Chih	61	Director (Chairman of Taiwan Halee
		International Co. Ltd.)
Dr. Shiau Tzong-Huei	53	Director (Chief Technical Officer of Taiwan
		Halee International Co. Ltd. and Chairman of
		TransAKT Taiwan Corp.)
Tseng Ming-Huang	39	Director
Mark Fletcher	44	Director and Corporate Secretary
J.T. Wang	42	Vice President of Asia Operations

Nnone of the above Directors or officers is related and no arrangements or understandings with major shareholders, customers, suppliers, or other persons resulted in their selections as a Director or Officer.

James Wu - Chairman, Chief Executive Officer, President and Director

Mr. James Wu served as President of IP Mental Inc. from 1997 to 2006. During his tenure at IP Mental Inc., Mr. Wu oversaw the development of a line of VoIP hardware and was part of the development team of the proprietary U&Me VoIP network. Mr. Wu has over twenty (20) years of experience in the information technology and telecommunication business. He has also served as the founder of Cellstar South Africa and Anstek Electronics South Africa, where he successfully grew these businesses. He was also an agent for Asus, COMPEL and Motorola Computer and Cellular Handsets in South Africa.

Taifen Day– Chief Financial Officer

Ms. Day holds a BA from Tunghai University of Taiwan and an MBA from the University of St. Thomas of Texas. She became a Certified Public Accountant in the State of Texas in 1987. After working in Texas for one (1) year, Ms. Day returned to Taiwan where she worked for two (2) years as an in-house Accounting Manager, and then eight (8) years as an Auditor (five (5) as a partner) with a public accounting firm. She became a Certified Public Accountant in Taiwan in 1992. Ms. Day then moved to Alberta, receiving her Chartered Accountant designation in 2001, where she currently works performing public company accounting.

Cheng Chun-Chih- Director (Chairman of Taiwan Halee International Co. Ltd.)

Mr. Cheng is the Chairman of Taiwan Halee International Co. Ltd., which was acquired by us for US$5MM on November 15, 2006, and has served in this position since 1997. Prior to joining HTT Mr. Cheng was a consultant to the Economy Department of Taiwan on small and medium industry.

Dr. Shiau Tzong-Huei- Director (Chief Technical Officer of Taiwan Halee and Chairman of TransAKT Taiwan Corp.)

Dr. Shiau holds a Ph.D in Computer Sciences from the University of Wisconsin Madison, an MSc in Mathematics from the John Hopkins University and a BSc in Mathematics from the National Taiwan University. Dr. Shiau, Engineering has been a Director of Taiwan Halee since 2003, is a specialist in digital cordless switching and has directed the engineering team at the Hsinchu Science Park (“HSP”) for more than fifteen (15) years. Established in December 1980, HSP leads the high-tech industry as the most respected science park created by the Taiwanese government. Dr. Shiau is the founder and current Chief Technical Officer of Computer & Communications Associates, INC. (now UWIN Technologies), a research and development oriented company.

Tseng Ming-Huang- Director

Mr. Tseng was a founder and currently serves as CEO of CeraMicro Technology Corp. which was started in 2003. From 2001 to 2003, he served as the general manager of international strategy investment for the Wise Group Inc.

Mark Fletcher– Director and Corporate Secretary

Mr. Fletcher has been a member of the Law Society of Alberta since 1988 and has been an associate of the law firm of Thackray Burgess since 2001. Previously, he served as the President of RadioCompass Corp.

J.T. Wang– Vice President of Asia Operations

For the past seventeen (17) years Mr. Wang served as a senior regional manager of Panasonic Taiwan Operations. Mr. Wang has profound knowledge of the telecommunications industry not only in the associated technologies, but also with sales distribution channels.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the compensation paid to our directors and executive officers for the last full financial year.

		Annual Compensation		Long Term Compensation

				Stock Awards

Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)		Restricted Shares or Restricted Share Units ($)

James Wu President & Chief Executive Officer	90,000		US$550,000 (5,000,000 shares issued as performance compensation)	1,350,000	(1)

J.T. Wang Vice President of Asia operations	40,000

Taifen Day Chief Financial Officer				250,000	(1)

Lionel Ni Director				100,000	(1)

Mark Fletcher Director				250,000	(1)

Leroy Walbaum Director				100,000	(1)

Tseng Ming-Huang Director				100,000	(1)

(1)	The options were granted on August 15, 2006, with an exercise price of USD$0.10 per share, exercisable one (1) year from the date of grant.

BOARD PRACTICES

The following table lists information for our last completed financial year (2006) with respect to our directors and executive officers.

Name	Position	Director(1) Since	or	Executive	Officer
James Wu	Chairman, President and CEO	2004/10/25
Cheng Chun-Chih	Director	2006/12/14
Dr. Shiau Tzong-Huei	Director	2006/12/14
Mark Fletcher	Director and Corporate Secretary	2006/05/26
Taifen Day	Chief Financial Officer	2006/07/27
Leroy Walbaum	Director	2005/05/27
Tseng Ming-Huang	Director	2006/05/25

(1)

Each director is elected at our Annual General Meeting and holds office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with our Articles or the Company Act (Alberta) or he or she becomes disqualified as a director.

None of our directors or executive officers has a service contract with us.

Audit Committee

We have no formal audit committee. Our Board oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.

Compensation Committee

We have no formal compensation committee. Our Board determines the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.

Corporate Governance Committee

We have no formal corporate governance committee. Our Board meets with and discusses current disclosure issuances with our management personnel and with both our Canadian and United States counsel, in order to not only report any matters which should be the subject of either public disclosure or remedial action, but also to assist in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.

EMPLOYEES

We have thirty (30) employees in Taiwan in various capacities and also use independent consultants for all corporate activities. We currently have one (1) independent consultant in addition to our executive board members that carry out day-to-day operations. One consultant takes care of our sales efforts, the other takes care of overseeing day to day operations and the third takes care of investor relations activities.

SHARE OWNERSHIP

The following table sets forth information, as of July 1, 2007, with respect to the beneficial ownership of our common stock, by each of our executive officers and directors, and by our executive officers and directors as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable executive officers and directors have the right to exercise in the next sixty (60) days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Total		Percent of
				Class	(2)
James Wu (1)	5,000,000	1,350,000	6,350,000		6.1%

Cheng Chun-Chih	5,000,000	-	5,000,000		4.9%

Tseng Ming-Huang	50,000	100,000	150,000		-

Dr. Shiau Tzong-Huei	1,000,000	-	1,000,000	1.0%
Mark Fletcher	-	250,000	250,000	-
Taifen Day	-	250,000	250,000	-
All Officers and Directors as a	11,050,000	1,850,000	12,900,000	12.4%
group

(1)	James Wu is our current President and CEO.
(2)	Based on 102,645,120 common shares outstanding as of July 1, 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS SHARE OWNERSHIP

The following table sets forth information, as of July 1, 2007, with respect to the beneficial ownership of our common shares by each person known to be the beneficial owner of more than five percent (5%) of the outstanding common shares, by each of our executive officers and directors.

TITLE OF CLASS	BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	CLASS
				PERCENT OF (1)

Common	James Wu	5,000,000		5.4%
Common	Cheng Chun Chih	5,000,000		5.4%
Common	Hsieh Chi-Hsien	7,650,000		7.5%
Common	Lin Yu-Hsiung	10,000,000		9.7%
Common	Pan Yu-Jung	6,000,000		5.9%

(1) Based on 102,645,120 common shares outstanding as of July 1, 2007.

During the past three (3) years, the only significant changes in the percentage ownership of shares held by our major shareholders that we are aware of were as follows:

Mr. Gordon Miller – Pursuant to a private placement that closed on June 24, 2004, Mr. Miller purchased 1,000,000 of our shares at USD$0.30 per share.

In October 2004, we purchased the business and certain assets of IP Mental Inc. in exchange for 12,800,000 common shares. On May 19, 2006 IP Mental Inc. settled its debt of USD$505,150 with TransAKT. In settlement IP Mental surrendered 12,800,000 shares it received as consideration for the sale of its assets in exchange for 3,500,000 shares.

Our major shareholders do not have any different voting rights than those held by any other shareholder.

We are not directly or indirectly owned or controlled by any other corporation(s), by a foreign government or by any other natural or legal person(s) severally or jointly, except as disclosed above. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in our control.

RELATED PARTY TRANSACTIONS

During the last three fiscal; years, we entered into the following related party transactions.

On November 15, 2006 a performance compensation fee of 5,000,000 common shares was paid to James Wu, our President and CEO in conjunction with the acquisition of HTT.

A finder’s fee of 1,280,000 common shares was paid to Leroy Wolbaum, a past Director, in conjunction with the IP Mental Inc. acquisition as a result of the introduction prior to joining the Board.

During the financial year ended December 31, 2004, we incurred $17,316.37 for legal fees to a law firm of which Daniel Horner, our previous Corporate Secretary, is an associate. During the fiscal year ended December 31, 2006, we incurred CDN$29,824.31 in legal fees to a law firm of which Mark Fletcher, our current Corporate Secretary, is an associate.

On June 24, 2004 we closed a private placement of 3,552,215 shares at USD$0.30 per share. Jean Pomerleau, our prior Chief Operations Officer and Gordon Miller, one of our prior directors, purchased 77,2125 and 1,000,000 shares, respectively, in the placement.

ITEM 8.

FINANCIAL INFORMATION

The required financial statements are provided at the end of this Registration Statement starting on Page F-1.

ITEM 9.

THE OFFERING AND LISTING

OFFER AND LISTING DETAILS Information Regarding the Price History of Our Stock

(a)	Set forth below are the annual high and low market prices for our stock for the last five (5) full financial years ending December 31.

	2002*	2003*	2004*	2005	2006
High	$0.88	$0.49	$0.60	0.23	0.24
Low	0.22	0.18	0.27	0.031	0.04

* These numbers represent the annual high and low market prices for our stock since it commenced trading on the TSX Venture Exchange (“TSX”) on October 18, 2000. We voluntarily de-listed from the TSX on September 17, 2004.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

For the OTC.BB(1)
Year 2005
Quarter	March	June	Sept	Dec

High	0.23	0.195	0.12	0.358
Low	0.12	0.09	0.031	0.092

Year 2006
Quarter	March	June	Sept	Dec

High	0.09	0.24	0.20	0.13
Low	0.04	0.08	0.08	0.06

Year 2007
Quarter	March	June

High	0.25	0.24
Low	0.06	0.11

(1) Our stock began trading on the OTCC.BB on May 20, 2004.

(c)	Set forth below are the high and low market prices for each month for the most recent six (6) months on the OTC.BB.

Year 2007

Six Months	January 2007	February 2007	March 2007	April 2007	May 2007	June 2007

High	0.15	0.25	0.24	0.23	0.195	0.16
Low	0.06	0.12	0.16	0.17	0.15	0.11

Markets

Currently, our shares trade on the OTCC.BB under the symbol TAKDF. There is a limited trading market for our shares and the market is not liquid.

ITEM 10.

ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

On June 23, 2006, our Board and majority shareholders approved an amendment to our Articles of Association to effect the consolidation of our common shares on a 2-for-1 basis.

All stock issuances have been retroactively updated to reflect the 2-for-1 reverse stock split.

MATERIAL CONTRACTS

On December 08, 2006, we entered into a consulting agreement with Allen Schwabe for a ten (10) month period beginning on December 31, 2006. Pursuant to this agreement, we issued 300,000 shares of our common stock to Mr. Schwabe, as compensation for his service. These shares were recorded at the fair market value of $25,303, based on the price of our stock on the agreement date.

Additionally, on December 08, 2006, we entered into a consulting agreement with iCapital Finance, Inc for investor relations services. Pursuant to this agreement, we issued 1,000,000 shares of our common stock to iCapital Finance, Inc. These shares have been recorded at fair value of $161,457, based on the price of the stock on the agreement date. The consulting agreement is for a period of one (1) year beginning on September 1, 2006.

EXCHANGE CONTROLS

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to our shareholders, there are no restrictions on the remittance of dividends, interests or other payments.

TAXATION

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset, and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U. S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations do not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, ten percent (10%) or more of the total combined voting power of all classes of our voting stock. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

This discussion does not address all of the income tax consequences that may be applicable to any Holder subject to special treatment under the U.S. federal income tax law or to any particular Holder in light of such Holder's particular facts and circumstances. Some Holders, including tax exempt entities, banks, insurance companies and persons who hold common shares as part of a hedging transaction, may be subject to special or different rules not discussed below. The discussion of U.S. tax considerations is based on the provisions of the Code.

The discussion of Canadian tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Convention between Canada and the U.S. with Respect to Taxes on Income and Capital, as amended from time to time (the "Convention"), and our understanding of published administrative practices of Canadian Customs and Revenue Agency and judicial decision, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the U.S.

U.S. Federal Income Tax Considerations

Unconnected U.S. Shareholders generally will treat the gross amount of the distributions paid by us, including the amount of any Canadian tax withheld, as foreign source dividend income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as computed for U.S. federal income tax purposes. Distribution in excess of that amount will reduce an Unconnected U.S. Shareholder's tax basis in the common shares, but not below zero, and the remainder, if any, will be treated as taxable capital gains. In general, in computing its U.S. federal income tax liability, an Unconnected U.S. Shareholder may elect for each taxable year whether to claim a deduction or, subject to the limitations described below, a credit for Canadian taxes withheld from dividends paid on their common shares. If the Unconnected U.S. Shareholder elects to claim a credit for such Canadian taxes, the election will be binding for all foreign taxes paid or accrued by the Shareholder for such taxable year. The Code applies various limitations on the amount of foreign tax credit that may be available to a U.S. taxpayer based upon the segregation of foreign source income into separate categories of income. The amount of credit which may be claimed with respect to the category of income to which the dividend is allocated, and to which the foreign taxes are attributable generally may not exceed the same portion of the U.S. tax on worldwide taxable income, before applying the foreign tax credit as the U.S. Holder's foreign source taxable income allocation to such category bears to such U.S. Holder's entire taxable income. The foreign tax credit is disallowed for dividends on stock unless a minimum holding period is satisfied and additional limitations may restrict the ability of some individuals to claim the foreign tax credit. Accordingly, we urge investors to consult their own tax advisors with respect to the potential consequences to them of the foreign tax credit limitations.

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

Canadian Tax Considerations

Dividends paid or credited, or that we deem to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is fifteen percent (15%) if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to five percent (5%) under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least ten percent (10%) of our voting stock.

An Unconnected U.S. Shareholder will not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, provided that the common shares do not constitute "taxable Canadian property" of the shareholder within the meaning of the Tax Act.

Canada does not currently impose any estate taxes or succession duties.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENTS BY EXPERTS

Not Applicable.

DOCUMENTS ON DISPLAY

All documents filed in connection with this annual report have been filed with the Securities and Exchange Commission using the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system. The Securities and Exchange Commission maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translational risk and currency transactional risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in TWD and then translated into USD at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the TWD in relation to the USD will, therefore, have an impact upon profitability of our operations and may also affect the value of our assets and the amount of shareholders’ equity.

In regards to transaction risk, our functional currency is TWD and its activities are predominantly executed in TWD. However, due to the fact that the majority of our financings are completed in USD, we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC.BB and are bought and sold in USD (see tables in Item 9). We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments. This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest earning investments are short-term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity Not applicable. .

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

Within ninety (90) days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the foregoing, our President and our acting Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have no formal audit committee, and thus, we have no audit committee financial expert. Our Board is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors. The Board is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release. Ms. Taifen Day is our Chief Financial Officer and a Chartered Accountant in the Province of Alberta, Canada. Ms. Day reports to the Board in her capacity as Chief Financial Officer.

ITEM 16 B.

CODE OF ETHICS

We have not adopted a formal “code of ethics”, however, we do maintain written standards that are reasonably designed to deter wrongdoing and to promote:

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

In addition, we practice corporate governance in accordance with rules and regulations in Canada.

Corporate governance relates to the activities of the Board of Directors who are elected by and accountable to the shareholders and takes into account the role of management who are appointed by the Board and who are charged with our on-going management. Our Board encourages sound corporate governance practices designed to promote our well being and on-going development, having always as its ultimate objective the best long-term interests of us and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board is of the view that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by TSX.

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

Our external auditors, Kabani & Company, Inc., charged total fees of $100,000 for the year ended December 31, 2006. All of the $100,000 above was for audit fees and none of the amount was for audit related fees or income tax preparation fees. Our external auditors, LBB & Associates Ltd., LLP (USA), charged total fees of USD$36,520, and Daunheimer & Dow LLP (Canada) charged total fees of CDN$10,600 for the year ended December 31, 2005. All of the fees charged for 2005 were for audit fees and none of the amount was for audit related fees or income tax preparation fees.

ITEM 16 D. EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS We have elected to report under Item 17.

EXHIBITS Exhibit
ITEM 19. Exhibit
No.
1.1*	Articles of Amalgamation
1.2*	Bylaws
2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note

* Incorporated by reference to the Exhibits filed with the registrant's Form 20-F filed on September 16, 2003.

TRANSAKT LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	F	-1
Consolidated Balance Sheet	F	-2
Consolidated Statements of Operations	F	-3
Consolidated Statements of Cash Flows	F	-4
Consolidated Statements of Stockholders’ Equity	F	-5
Notes to Consolidated Financial Statements	F	-6 - F-21

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders Transakt Ltd and Subsidiaries Calgary, Canada.

     We have audited the accompanying consolidated balance sheet of Transakt Ltd and Subsidiaries as of December31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transakt Ltd and Subsidiaries as of December 31, 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has accumulated deficit of $(411,995) at December 31, 2006 including a net loss of $(237,459) during the year ended December 31, 2006. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KABANI & COMPANY, INC. CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California May 31, 2007

TRANSAKT LTD AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET DECEMBER 31, 2006
ASSETS

Current Assets
Cash and cash equivalents	$103,753
Restricted cash	214,684
Accounts receivable, net	2,658,346
Notes receivable, net	286,983
Inventory	2,106,746
Prepaid expenses	76,099
Other receivables	12,952
Total Current Assets	5,459,563

Property & Equipment, net	69,568

Deposits	10,560
Total Assets	$5,539,691

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$2,415,676
Note payable	361,447
Loan payable	1,349,619
Loan payable to related party	143,651
Total Current Liabilities	4,270,392

The accompanying notes are an integral part of these consolidated financial statements

Stockholders' Equity
Common stock, unlimited shares authorized for issuance,
no par value, 90,912,620 shares issued and outstanding	1,832,174
Preferred shares, unlimited, none issued & outstanding	-
Prepaid consulting	(189,151)
Other comprehensive income	38,271
Accumulated deficit	(411,995)
Total Stockholders' Equity	1,269,299
Total Liabilities and Stockholders' Equity	$5,539,691

The accompanying notes are an integral part of these consolidated financial statements

TRANSAKT LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Revenue, net	$8,385,075	$9,167,708

Cost of revenue	7,869,539	8,744,476
Gross profit	515,535	423,232

Operating Expenses
General and administrative expenses	667,827	430,514
Loss from operations	(152,291)	(7,282)

Other Income (Expense)
Interest income	4,226	4,372
Miscellaneous income	12,147	68,341
Loss on disposal of property & equipment	(2,781)	-
Interest expense	(98,760)	(66,134)
Total Other Income (Expense)	(85,168)	6,580

Net Loss	(237,459)	(702)

Other comprehensive item:
Foreign currency translation gain	31,931	6,340

Net Comprehensive income (loss)	$(205,528)	$5,637

Loss per share:

The accompanying notes are an integral part of these consolidated financials

Basic and diluted loss per share	$(0.00) $	(0.00)
Weighted average number of shares outstanding:
*Basic and diluted	52,379,273	50,000,000
* Basic and diluted weighted average number of shares considered equivalent as the effect of dilution is anti-dilutive.

The accompanying notes are an integral part of these consolidated financials

TRANSAKT LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
			Prepaid Consulting	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Common Stock
	Shares	Amount
Balance January 1, 2005	50,000,000	$1,826,400	$-	$-	$(173,833)	$1,652,567
Foreign currency translation gain	-	-	-	6,340	-	6,340
Net loss	-	-	-	-	(702)	(702)
Balance December 31, 2005	50,000,000	1,826,400	-	6,340	(174,535)	1,658,204
Changes due to recapitalization	40,912,620	(180,986)	(57,067)	-	-	(238,053)
Issuance of shares for services	1,300,000	186,760	(132,084)	-	-	54,676
Foreign currency translation gain	-	-	-	31,931	-	31,931
						-
Net loss	-	-	-	-	(237,459)	(237,459)
Balance December 31, 2006	92,212,620	$1,832,174	$(189,151)	$38,271	$(411,995)	$1,269,299

The accompanying notes are an integral part of these consolidated financials

TRANSAKT LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(237,459)	$(702)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation	35,107	14,619
Loss on disposal of property & equipment	2,781	-
Issuance of shares for services	56,199	-
(Increase) / decrease in assets:
Accounts receivables	(1,246,639)	(35,611)
Notes receivable	72,479	(76,082)
Inventory	(625,735)	3,008
Other receivables	(21,251)	15,498
Prepaid expense	(21,472)	(3,370)
Deposits	(1,554)	-
Increase/(Decrease) in current liabilities:
Accounts payable and accrued expenses	2,272,217	(681,022)
Note payable	68,599	-
Tax payable	(10,170)	32,462
Total Adjustments	580,560	(730,499)
Net cash provided by (used in) operating activities	343,101	(731,201)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property & equipment	4,393	-

The accompanying notes are an integral part of these consolidated financials

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from issuance of loan payable	-	748,254
Payment on loan payable	(689,745)	-
Proceed from loan to related party	60,409	-
Payment on loan to related party	-	(302,349)
Increase in restricted deposit	(7,661)	(117,050)

Net cash provided by (used in) financing activities	(636,998)	328,854

Effect of exchange rate changes on cash and cash equivalents	3,603	(12,172)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(285,901)	(414,519)

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	389,654	804,172

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$103,753	$389,654

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Income tax paid	$-	$-
Interest paid	$(99,099)	$(61,853)

NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company issued 50,000,000 shares during the year ended December 31, 2006 as part of reverse acquisition to to acquire Taiwan Halee International Co. Ltd.

The accompanying notes are an integral part of these consolidated financials

TRANSAKT LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006

Note 1 – ORGANIZATION

Transakt Ltd. (the “Company”) was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the Canadian Venture Exchange. In 2004 the Company voluntarily delisted from the TSX Venture Exchange and retained a listing on the Over the Counter Bulletin Board in the United States.

In October 2004 the Company purchased certain assets of IP Mental Inc., a Taiwan based Voice over Internet Protocol (VoIP) company. The company name was changed from TransAKT Corp. to TransAKT Ltd. on September 29, 2006. The Company designs and develops Voice over Internet Protocol (“VoIP”) solutions and mobile payment terminals for the consumer electronics industry.

On November 15, 2006 TransAKT Ltd and the shareholders of Taiwan Halee International Co. Ltd. (HTT), entered into a Share Exchange Agreement in which TransAKT Ltd. acquired 100% of Taiwan Halee International Co. Ltd.’s outstanding common stock. HTT was incorporated under the laws of Republic of China in 1985. HTT is engaged in designing, manufacturing and distribution of Taiwan telecommunications equipment. The acquisition has been accounted for as a reverse acquisition under the purchase method of accounting. Accordingly, the merger of the two companies has been recorded as a recapitalization of HTT, with HTT being treated as the continuing entity. The historical financial statements presented are those of HTT. The continuing company has retained December 31 as its fiscal year end. The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of TransAKT Holdings Limited and its wholly owned subsidiaries Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited, collectively referred to within as the Company. All material intercompany accounts, transactions and profits have been eliminated in consolidation.

Exchange Gain (Loss):

During the year ended December 31, 2006, the transactions of TransAKT Holdings Limited, Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited were denominated in foreign currency and were recorded in Taiwan Dollar (TWD) and Canadian Dollar (CAD) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Translation Adjustment

The Company’s functional currency is the Taiwan and Canadian dollar; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

As of December 31, 2006, the accounts of TransAKT Holdings Limited, Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited were maintained, and its financial statements were expressed, in TWD and CAD. Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” with the CNY as the functional currency. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectibility of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (SAB) 104. Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred and collectibility is reasonably assured.

Sales of product do not contain discounts, return provisions, warranties or other customer incentives. The Company’s revenues are recorded upon confirmed acceptance after inspection by the customers of the Company.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and other receivables arising from its normal business activities. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Allowance for doubtful debts amounted to $149,780 as at December 31, 2006.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower. As of December 31, 2006, inventory consisted only of finished goods.

Property, Plant & Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method for substantially all assets with estimated lives of:

Furniture and Fixtures	3 -5 years
Equipment	3- 5 years
Computer Hardware and Software	3- 5 years
Automobile	3-5 years

As of December 31, 2006 Property, Plant & Equipment consist of the following:

2006
Computer equipment	$166,763
Automobile	28,569

$195,332

Accumulated
depreciation	(125,764)

$69,568

Depreciation expenses were $35,108 and $14,619 for the years ended December 31, 2006, and 2005, respectively.

Fair Value of Financial Instruments

Statement of financial accounting standard No. 107, Disclosures about fair value of financial instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share”. SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2006 there were no significant impairments of its long-lived assets.

Recent accounting pronouncements

In September 2006, FASB issued SFAS 157 ‘Fair Value Measurements’. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a.	A brief description of the provisions of this Statement
b.	The date that adoption is required
c.	The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities.

Going Concern

The Company has incurred a net loss of $237,459 and $702 during the year ended December 31, 2006 and 2005respectively and has an accumulated deficit of $411,995 as of December 31, 2006.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. This presentation presumes funds will be available to finance ongoing research and development, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related assets is dependent upon future commercial success of the technologies and raising sufficient funds to continue research and development as well as to effectively market its products. Through December 31, 2006, the Company has not realized commercial success of the technologies, nor have they raised sufficient funds to continue research and development or to market its products.

There can be no assurances that there will be adequate financing available to the Company and the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company has taken certain restructuring steps to provide the necessary capital to continue its operations. These steps included: (1) Tightly budgeting and controlling all expenses; (2) Expanding the company’s operations into China and recruiting a strong sales team to significantly increase sales revenue and profit in 2007; (3) The Company plans to continue actively seeing additional funding opportunities to improve and expand upon our product lines.

Note 3 – NOTES RECEIVABLES

As of December 31, 2006, the Company had $286,983 in notes receivable from various customers. These receivables are interest free, unsecured, and receivable on due dates.

Note 4 – PREPAID EXPENSES

As of December 31, 2006, prepaid expenses was $76,099, including prepaid consulting fee $36,340, prepaid tax of $34,383 and others of $5,376.

Note 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company’s accounts payable and accrued expenses amounted to $2,415,676 as of December 31, 2006. The accounts payable and accrued expenses are summarized as follows:

Accounts payable	$2,306,667
Accrued expenses	92,826
Payroll tax payable	1,481
Other payables	14,702

Total	$2,415,676

Note 6 - RELATED PARTY TRANSACTIONS

Loan Payable To A Related Party

Loan payable to a related party amounted to $113,399 as of December 31, 2006. The amount is payable to an officer of the Company and is interest free, unsecured, all current, and due on December 31, 2007.

The Company also has loan payable to another related party amounted to $30,252 as of December 31, 2006. The amount is interest free, unsecured, and due on December 31, 2007.

Note 7 - LOANS PAYABLE

The Company has loan payable amounting to $1,349,619 as of December 31, 2006. The loans are partially secured by certificate of deposits for $214,684 the balance of $1,134,935 is unsecured. The loans payable at December 31, 2006 comprised of the following:

Nature	Due on		Amount
		Interest per Annum

Secured note payable from a bank in Taiwan	1/26/2007	6.700%	28,760
Secured note payable from a bank in Taiwan	2/5/2007	6.700%	25,500
Secured note payable from a bank in Taiwan	2/5/2007	6.700%	22,197
Secured note payable from a bank in Taiwan	2/13/2007	6.700%	31,543
Secured note payable from a bank in Taiwan	2/16/2007	6.700%	22,230
Secured note payable from a bank in Taiwan	2/23/2007	6.700%	44,000
Secured note payable from a bank in Taiwan	2/23/2007	6.700%	27,580
Secured note payable from a bank in Taiwan	2/27/2007	6.700%	22,080
Secured note payable from a bank in Taiwan	3/2/2007	9.100%	53,900
Secured note payable from a bank in Taiwan	3/2/2007	2.860%	45,632
Secured note payable from a bank in Taiwan	3/7/2007	9.100%	45,665
Secured note payable from a bank in Taiwan	3/12/2007	9.100%	26,500
Secured note payable from a bank in Taiwan	3/12/2007	9.100%	27,225
Secured note payable from a bank in Taiwan	3/16/2007	2.860%	17,881
Secured note payable from a bank in Taiwan	3/16/2007	6.650%	43,728
Secured note payable from a bank in Taiwan	3/20/2007	2.860%	37,788
Secured note payable from a bank in Taiwan	3/26/2007	9.100%	30,300
Secured note payable from a bank in Taiwan	3/26/2007	9.100%	7,290
Secured note payable from a bank in Taiwan	3/29/2007	2.860%	25,152
Secured note payable from a bank in Taiwan	4/8/2007	8.150%	45,000
Secured note payable from a bank in Taiwan	4/24/2007	6.520%	48,588
Secured note payable from a bank in Taiwan	4/25/2007	9.100%	75,956
Secured note payable from a bank in Taiwan	4/26/2007	6.490%	33,000
Secured note payable from a bank in Taiwan	4/30/2007	8.150%	18,000
Secured note payable from a bank in Taiwan	5/4/2007	6.650%	27,500
Secured note payable from a bank in Taiwan	5/20/2007	8.150%	28,000
Secured note payable from a bank in Taiwan	6/2/2007	8.150%	94,800
Secured note payable from a bank in Taiwan	6/4/2007	7.600%	60,372
Secured note payable from a bank in Taiwan	6/6/2007	8.150%	26,550
Unsecured note payable from a bank in
Taiwan	11/9/2007	2.860%	153,450
Unsecured note payable from a bank in
Taiwan	11/13/2007	3.385%	153,450

			$
	Total		1,349,619

			$
	Current portion		1,349,619

	Long term portion		$-

Note 8 - SHARE EXCHANGE AGREEMENT

On November 15, 2006 the Company closed its acquisition of Taiwan Halee International Co. Ltd. (HTT), a leading Taiwanese telecommunications equipment designer, manufacturer and distributor for enterprise and consumer markets for total share consideration of 50,000,000 common shares valued at CAD 6,259,550 (US$5,000,000) plus acquisition costs of CAD 1,051,400 which included CAD 221,900 (US$200,000) in cash at closing, a promissory note of CAD 341,430 (US$300,000) due six months after closing and the issuance of 5,000,000 common shares as performance compensation. The primary reason for the acquisition was that Company’s management believes that this business adds product lines that compliment the Company’s existing marketing capabilities, provides access to an experienced and specialized engineering team and provides an opportunity to participate in the growing market for telecommunications products.

As a result of the exchange agreement, the reorganization was treated as an acquisition by the accounting acquiree that is being accounted for as a recapitalization and as a reverse merger by the legal acquirer for accounting purposes. Pursuant to the recapitalization, all capital stock shares and amounts and per share data have been retroactively restated. Accordingly, the financial statements include the following:

     (1) The balance sheet consists of the net assets of the accounting acquirer at historical cost and the net assets of the legal acquirer at historical cost.

     (2) The statements of operations include the operations of the accounting acquirer for the period presented and the operations of the legal acquirer from the date of the merger.

Note 9 - STOCKHOLDERS' EQUITY

On June 23, 2006, the board of directors and holders of a majority of the outstanding shares of common stock of the Company, approved to amend the corporation’s articles to effect the consolidation of the corporation’s common shares on a 2-for-1basis of the outstanding shares of common stock. All stock issuances have been retroactively updated for the effect of 2-for-1 reverse split.

Following is the summary of the Company’s equity-related transactions subsequent to its recapitalization for the period from November 15, 2006 to December 31, 2006.

1.

On September 08, 2006, the Company issued 500,000 shares of common stock to Michael Corrigan in connection with consulting agreement. These shares have been recorded at fair value of $85,601, based on the price of the stock on the agreement date. The consulting agreement is for the period of one year starting September 2006. The Company recorded prepaid consulting amounting to $57,067.

2.

On December 08, 2006, the Company issued 300,000 shares of common stock to Allen Schwabe, an outside consultant, as compensation for service provided. These shares were recorded at the fair market value of $25,303, based on the price of stock on the agreement date. The consulting agreement is for the period of 10 months starting December 31, 2006, the company recorded prepaid consulting amounting to $24,446.

3.

On December 08, 2006, the Company issued 1,000,000 shares of common stock to iCapital Finance, Inc in connection with an investor relations consulting agreement. These shares have been recorded at fair value of $161,457, based on the price of the stock on the agreement date. The consulting agreement is for the period of one year starting September 2006. The Company recorded prepaid consulting amounting to $107,638.

Stock Based Compensation:

Stock Option Plan

In 2004 the Company filed a stock option plan where management is authorized to issue 5,250,000 shares under the plan.

Activity under the 2004 plan is as follows:

2004 Equity Incentive Plan Outstanding at December 31, 2005		$	Weighted Average Exercise Price 0.36	Aggregate Intrinsic Value $ -
	Number of Shares 4,235,000

Granted	4,600,000
Exercised	(4,235,000)
Canceled	(1,900,000)
Outstanding at December 31, 2006	2,700,000		$0.18
Exercisable at December 31, 2006	2,700,000		$0.18	$ -

The fair value for options granted during 2006 and 2005 was in the range of $0.04 to 0.14.

Options outstanding at December 31, 2006 and related weighted average price and life information is as follows:

Exercise Prices	Total Options Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

$1.00	205,000	0.8	$1.00	205,000	$1.00
$0.60	45,000	0.5	$0.60	45,000	$0.60
$0.10	2,450,000	0.7	$0.10	2,450,000	$0.10

GRANTED

     Pursuant to the 2004 Plan, during the year ended December 31, 2006, the Company granted 4,600,000 stock options to the Company’s employees and consultants.

The assumptions used in calculating the fair value of options granted using the Black-Scholes option- pricing model are as follows:

Stock Options Granted on August 1, 2006:

Risk-free interest rate	4.87%
Expected life of the options	1year
Expected volatility	227.2%
Expected dividend yield	0%

Stock Options Granted on August 15, 2006:

Risk-free interest rate	4.87%
Expected life of the options	1year
Expected volatility	215.6%
Expected dividend yield	0%

Warrants

Following is a summary of the warrants activity:

Weighted
	Warrants	Average	Aggregate
	outstanding	Exercise	Intrinsic Value
Price

Outstanding, December 31, 2005	2,825,254	$0.74	$
Granted	-
Forfeited
(2,825,254)
Exercised	-
Outstanding, December 31, 2006	-	-	$ -

Note 10– INCOME TAXES

The Company was incorporated under the laws of the Province of Alberta, Canada on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the Canadian Venture Exchange. For certain operations in the Canada and Taiwan , the Company has incurred net accumulated operating losses for income tax purposes The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2006. Accordingly, the Company has no net deferred tax assets.

The components of income before income taxes are as follows:

	2006	2005
Loss from Canada	157, 139		-
Loss from Taiwan	80,320		702
Loss before income taxes	237,459		702
Less: Income taxes	-		-
Net loss available to shareholders	237,459		702

The Company uses 34% statutory rate for TransAKT Holdings Ltd and 25% statutory rate for Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited.

The following table sets forth the significant components of the net deferred tax assets for operation in Canada as of December 31, 2006 and 2005.

	2006	2005
Net operating loss carry forwards	$6,658,940	$6,558,000
Total deferred tax assets	2,264,040	2,230,000
Less: Valuation allowance	(2,264,040)	(2,230,000)
Net deferred tax assets	$-	$-

The following table sets forth the significant components of the net deferred tax assets for operation in Taiwan as of December 31, 2006 and 2005.

	2006	2005
Net operating loss carry forwards	$95,000	$112,000
Total deferred tax assets	24,000	28,000
Less: Valuation allowance	(24,000)	(28,000)
Net deferred tax assets	$-	$-

The following is a reconciliation of the income tax rate to the income taxes reflected in the Statement of Operations:

	2006	2005
Canadian tax rate	34%	34%
Taiwan tax rate	25%	25%
Total	59%	59%
Valuation allowance	(59%)	(59%)

Income tax expense

0%

0%

Note 11 - COMMITTMENTS

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $66,033 and $3,562 for the year ended December 31, 2006 and 2005, respectively. The Company has future minimum lease obligations as follows:

December 31,

2007	67,192
2008	62,356
2009	62,356
2010	15,589

Total	207,493

Note 12 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2006 are as follows:

Foreign Currency Translation Adjustment
Balance at December 31, 2005	$6,340

Change for 2006	31,931

Balance at December 31, 2006	$38,271

Note 13 – SUBSEQUENT EVENT (UNAUDITED)

On January 24, 2007 the Company issued 982,500 common shares to settle unpaid debt.

On April 3, 2007, the Company had an issuance of 8,750,000 common shares for as part of private placement at $0.12 per share.

On April 27, 2007, the Company issued 2,000,000 common shares to consultant against consulting services.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TransAKT Ltd.

		By:	/s/ James Wu
Name: James Wu
Date:	July ____, 2006	Title: President and CEO