Form 20-F
period 2007-12-31
TRANSAKT LTD.
filed 2008-06-30
CIK 1263872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
[X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

 Date of event requiring this shell company report

For the transition period from ____________________ to ___________________

Commission file number _______________________________

TransAKT Ltd. (Exact name of Registrant as specified in its charter) (Translation of Registrant’s name into English) Alberta, Canada (Jurisdiction of incorporation or organization)

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6

(Address of principal executive offices)

Lawler & Associates

29377 Rancho California Road, Suite 204, Temecula, California, 92591 Telephone: 951-676-4900 Fax: 951-676-4988

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
___________________________

___________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [ ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes [ X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes [X ] No

On December 31, 2007, there were a total of 102,645,120 common shares issued and outstanding.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to Form 20-F filed as an Annual Report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as an Annual Report.

ITEM 3.

KEY INFORMATION

3.A. Selected Financial Data

The table below presents selected financial information. Our financial statements are stated in United States dollars (“USD”) and are prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The following table presents selected financial information under U.S. GAAP. The table should be read in conjunction with the financial statements and notes thereto and our discussion and analysis included elsewhere in this Annual Report. All dollar amounts in this report are expressed in USD unless otherwise stated.

Selected Financial Data US GAAP
	(USD$)

	2007	2006

Operating Revenues	9,687,678	8,385,075

Income (loss) from Operations	(1,463,176)	(242,714)

Net Income (loss)	(921,158)	(237,459)

Net Loss per share (basic and diluted)	(0.01)	(0.00)

Dividends per share	-	-

Weighted Ave Shares Outstanding	99,707,278	52,379,273

Working Capital	1,778,734	1,189,171

Long Terms Debt	-	-

Shareholders’ Equity	1,854,514	1,269,299

Capital Stock	3,260,018	1,832,174

Total Assets	6,331,827	5,539,691

This Annual Report contains financial statements that were prepared in USD with conversions of certain amounts of Taiwan dollars (“TWD”) converted into USD based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. These translations should not be construed as representations that the TWD amounts actually represent such USD amounts or that TWD could be converted into USD at the rate indicated.

3.B. Capitalization and Indebtedness

Not applicable to Form 20-F filed as an Annual Report.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as an Annual Report.

3.D. Risk Factors

INVESTMENT IN OUR COMMON SHARES IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS:

Risks Relating to Our Stock

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained operating losses for each of the fiscal years ended December 31, 2007 and 2006 of respectively $(921,158) and $(237,459). We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2008. If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

We Have a Limited Operating History and Are Still Proving the Viability of Our Products and Business Model, and thus, We May Be Unable to Sustain Operations and You May Lose Your Entire Investment.

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

Our Competition Has Greater Resources Than We Do and Can Respond More Quickly To Changes in the Industry Which Could Adversely Affect Our Ability to Compete.

Communications-based businesses are intensely competitive and involve a high degree of risk. Public acceptance of business transacted by us may never reach the magnitude required to be commercially profitable.

Many of our existing competitors, as well as a number of potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. These factors may allow them to respond more quickly than us to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Internet publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services.

Volatility of World Economic Factors May Affect Our Ability to Raise Capital and Product Costs Which May Affect Our Ability to Continue Operations.

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

We are Dependent on Key Personnel Who Have Extensive Knowledge With Respect to Our Product and Business and thus, the Loss of One or More of These Individuals May Adversely Affect Our Business.

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

If We Are Unable to Respond To the Rapid Technological Change in Our Industry, Our Products Could Become Obsolete and We May Be Unable to Compete Resulting In the Termination of Our Operations.

The communications industry is characterized by rapid and significant technological change. Many communication applications have a short life cycle. For example, our payment system technologies product lines became obsolete and reached their end-of-life. Furthermore, due to changes in governmental policy, the cellular phones that our products were designed to work with have become obsolete. Going forward, our main products will be in the areas of telecommunications equipment, including VoIP hardware, HTT’s USB Dongle designed for use with Skype, HTT’s SkyDECT, HTT’s EZDECT advanced multi-line cordless telephone systems, etc. We also plan to distribute other name-brand telecommunications equipment in Taiwan, China and other regions throughout Asia. Our future success will depend in large part on our ability to continue to respond to such changes. If we are unable to respond to such changes and/or new or improved competing technology is developed, our technology may be rendered non-competitive. In the event that we are unable to respond to these changes, our ability to raise capital to carry out our business plan may be severely restricted. In addition, our profitability may decrease as any existing inventory may need to be sold at a discount. In this event, our cash flow and liquidity would also be decreased.

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

We Will Need Additional Funds In Order to Implement Our Intended Projects and There Is No Assurance That Such Funds Will Be Available As, If and When Needed Which May Adversely Affect Our Operations.

Cash flow from operations for the fiscal years ended December 31, 2007 and 2006 were $(1,110,500) and $343,101, respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget or that anticipated revenues will be realized when needed, lines of credit will be available if necessary or that additional capital will be available. We anticipate that over the next twelve (12) months, we will need a minimum of $2,000,000 to sustain operations and market our products effectively.

Failure to obtain such additional funds on terms and conditions that we deem acceptable may materially and adversely affect our ability to effectively market and distribute our products resulting in decreased revenues which may also result in a decreased share price.

The Market Price of Our Common Shares Has Been and Will In All Likelihood Continue To Be Volatile Which May Adversely Affect the Value of Your Investment.

The market price of our common shares has fluctuated over a wide range and it is likely that the price of our common stock will continue to fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of our common shares.

Our shares currently trade on the Over-the-Counter Bulletin Board (“OTCC.BB”) with limited trading. If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed by the National Association of Securities Dealers (“NASD”), there may not be any liquidity for our shares. We have generated only limited revenue from the sale of our products to date. These factors could have a negative impact on the liquidity of any investment made in our stock.

The Value and Transferability of Our Shares May Be Adversely Impacted By the Penny Stock Rules.

In addition, holders of our common stock in the United States may experience substantial difficulty in selling their securities as a result of the “penny stock rules.” Our common stock is covered by the penny stock rules, a Securities and Exchange Commission (“SEC”) rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to make a market in our stock.

The Large Number of Shares Eligible for Future Sale by Existing Shareholders May Adversely Affect the Market Price for Our Common Shares.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At December 31, 2007, we had 102,645,120 common shares outstanding. On that date, we had no common shares reserved for issuance under our stock option plan; and no common shares reserved for issuance under the warrants issued pursuant to various private placements.

No prediction can be made as to the effect, if any, that sales of shares of our common stock or the availability of such shares for sale will have on the market prices of our common stock.

We Have Limited Sales of Products to Date and No Assurance Can Be Given That Our Products Will Be Widely Accepted In the Marketplace Which May Adversely Affect Your Investment.

Our future sales, and therefore, cash flow and income, and our success, are highly dependent on success in marketing our products and consumer acceptance of those products. If our products are not widely accepted or we are unable to market our products effectively, we may face reduced share prices, decreased profitability, and decreased cash flow.

There Is A Limited Public Market for Our Common Shares At This Time In the United States Which May Affect Your Ability to Sell Our Stock.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

TransAKT Ltd. (“we”, “us”, “our” or similar terms was incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc. On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc. On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc. On June 20, 2003, we changed our name to TransAKT Corp. We changed our name from TransAKT Corp. to TransAKT Ltd. on July 12, 2006. The legislation under which we operate is the Alberta Company Act and our registered office is located at Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, T2R 1J6 (403) 290-1744.

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

Business Overview

1. Operations and Principal Activities

We began operations in 1997 and commercialized our first product line of mobile point-of-sale (“POS”) terminals in April 2003. With the use of cellular phones, these terminals allow merchants to accept payments anywhere, anytime. In October 2004, through the acquisition of the business and certain assets of IP Mental Inc., we entered the VoIP business. We currently offer a range of telecommunications products including VoIP equipment and advanced multi-line cordless phone systems.

We sustained operating losses for each of the fiscal years ended December 31, 2007 and 2006 of $(921,158) and $(237,459), respectively. In addition, we expect to incur an operating loss in 2008.

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have now completed development of our initial products and have entered into the sales and distribution phase. Our current business is the design, development and manufacturing of mobile wireless solutions and telecommunications equipment and solutions for enterprise and consumer markets including VoIP solutions in Taiwan and the Far East. In 2008, our business will include the design, manufacturing, and distribution of telecommunications equipment, including specialized VoIP compatible phone systems and multi-line cordless telephone systems, and the distribution of name brand telecommunications equipment including Panasonic, Sanyo, Siemens, etc. in Taiwan and the Far East.

2. Principal Markets

Our mobile point-of-sale (“MPOS”) products are no longer available. HTT’s products are currently distributed in Taiwan and we plan to expand distribution to China, other regions of Asia and North America beginning in 2008. We have had limited revenues in the last three (3) fiscal years as we only began marketing our VoIP products in October 2004.

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

Our second product line is VoIP products and solutions. These products allow communication over the World Wide Web at reduced communication rates. Our products range from Universal Serial Bus (“USB”) plug and play phones to stand alone phone adapters and phones. We currently offer a range of telecommunication and VoIP products developed by HTT, including a USB dongle adapter for use with a DECT phone with Skype, HTT’s SkyDECT cordless phone system that integrates use of VoIP, a traditional telephone based on a landline and EZDECT specialized multi-line cordless phone systems.

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

3. Seasonality

Our products can be used all year round and are not affected by seasonal trends.

4. Sources and Availability of Raw Materials

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

5. Marketing Channels

We are no longer marketing the MPOS products. For VoIP, we plan to align ourselves with Internet Service Providers (“ISPs”), computer retailers, telephone companies, and computer manufacturers to capitalize on the existing distribution infrastructure. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We plan to develop new businesses and joint ventures and to enter into distribution agreements to diversify our products, clients and geographic revenue base. We have recruited a senior sales executive from a major consumer electronics corporation to help us develop the Asian market for our products.

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

6. Patents or Licenses

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

7. Competitive Position

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

Our main focus is on telecommunications equipment, including VoIP hardware and multi-line cordless telephone systems. We also plan to distribute other name-brand telecommunications equipment in Taiwan, China and other regions throughout Asia. These areas are marked by strong competition and rapid change. The following summarizes our current competitors.

VTech

VTech was founded in Hong Kong in October 1976 by two (2) engineers. VTech began its operations with 2,000 sq. ft. of office space and a staff of forty (40) employees. Sales in VTech’s first year were under US$1 million. Today, VTech has worldwide operations and approximately 20,000 employees. In fiscal year 2006, VTech recorded annual sales of US$1 billion.

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

BBK Communication Equipment Ltd.

Founded in 1995 as one of three (3) subsidiaries (communication equipment, A/V electronics, and educational electronics), BBK Communication Equipment Ltd. (“BBK”) specializes in the research, development, production and distribution of DECT phones, 2.4G digital cordless telephones, GSM WLL/FWP phones, basic telephones, caller ID phones, and 46-49MHz cordless telephones. BBK has business partners in Russia and Vietnam, and is expanding worldwide. BBK currently sells only to the Chinese market. It has a 43,000 sq. ft. facility in China and annual sales of $150 million.

8. Government Regulations

We are not aware of any current material effects of government regulations on our business. However, the VoIP industry is in its infancy and is not currently heavily regulated, and thus, in the future, governments may put in place regulations that affect our ability to compete in foreign markets with local communications providers. In addition, regulations may also come into effect in our domestic market that limits our ability to compete with incumbent telephone companies.

Organizational Structure

We have one (1) wholly owned subsidiary, TransAKT Holdings Limited (a Turks and Caicos company). TransAKT Holdings Limited owns all of the issued and outstanding shares of TransAKT Taiwan Corp, our Taiwan based operating company. Other than holding the shares of TransAKT Taiwan Corp., TransAKT Holdings Limited is non-active. TransAKT Taiwan Corp. owns all of the issued and outstanding shares of HTT (a Taiwan corporation).

Property, Plants and Equipment

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 4A. UNRESOLVED STAFF COMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

In 2007, we expanded our product portfolio with the launch of our EZ DECT multiline cordless telephone systems. These revolutionary products allow small offices to create extensions to their telecommunications similar to a PABX system, but without the need for wires. Full functionality including 3-way conference calls and multiple lines of up to 16 cordless phones provide smaller offices with mobile, reliable communications.

In September 2007, we entered into a distribution agreement with Senao Telecom, a subsidiary of Chung-Hua Telecom. Senao Telecom is a well known publicly traded telecommunications company in Taiwan with projected total revenues of over USD $500 million in 2007. Senao Telecom has more than two hundred (200) retail outlets in Taiwan, and will be distributing HTT branded products throughout its well established channels. We anticipate generating $200,000 in annual revenues as a result of this agreement.

In the fourth quarter of 2007, we began expansion of our operations into China and we expect to receive regulatory approval of our operations in the second quarter of 2008. Management expects to achieve exponential revenue growth and profits beginning in the third quarter of 2008.

1. Changes in Net Sales or Revenues

Revenues for the year ended December 31, 2007 decreased by $1,302,603 to $9,687,678 compared to $8,385,075 for the same period in 2006. The increase was due to the launch of new product lines including HTT’s EZDECT multiline cordless phone systems during the fiscal year.

2. Impact of Inflation

Inflation is not considered to be a material factor affecting our continuing operations, as the inflation rate of the country in which we are presenting our financial statements remains low.

3. Impact of Foreign Currency Fluctuations

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

4. Governmental Economic, Fiscal, Monetary of Political Policies

There are no known governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments by host country shareholders.

1. Sources of Liquidity

Our primary source of liquidity as of December 31, 2007 is our cash on hand and accounts receivable. Net cash (used in) operations for the year ended December 31, 2007 was $(1,110,500) as compared to net cash provided by operations of $343,101 during the same period in 2006. The increase in net cash used in operating activities was a result of the increase in operating expenses described below. Our cash and cash equivalents were $228,061 and $103,753 as of December 31, 2007 and 2006, respectively. Our current assets totaled $6,256,047 on December 31, 2007. Our current liabilities were $4,477,313 on December 31, 2007. Working capital was $1,778,734 as of December 31, 2007.

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

Historically, operations and short-term financing have been sufficient to meet our cash needs. We believe that we will be able to generate revenues from sales and raise capital through private placement offerings of our equity securities to provide the necessary cash flow to meet anticipated working capital requirements. However, our actual working capital needs for the long and short -term will depend upon numerous factors, including operating results, competition, and the availability of credit facilities, none of which can be predicted with certainty. Future expansion will be limited by the availability of financing products and raising capital.

Our Cash Flows

Net sales

Net sales for the year ended December 31, 2007 totaled $9,687,678 compared to $8,385,075 for the year ended December 31, 2006, an increase of $1,302,603 or approximately 15.5% . The increase was due to the launch of new product lines including HTT’s EZDECT multiline cordless phone systems during the fiscal year. We expect our sales to improve in 2008.

Cost of Sales

Cost of sales for the year ended December 31, 2007 totaled $9,440,398 or approximately 97.4% of net sales compared to $7,935,432 or approximately 94.6% for the year ended December 31, 2006, an increase of

$1,504,966 or approximately 19%. The increase was due to increased costs related to research and development and marketing for the year ended December 31, 2007.

Operating Expenses

Operating expenses for the year ended December 31, 2007 totaled $1,710,456 or approximately 18% of net sales compared to $667,827 or approximately 8% for the year ended December 31, 2006, an increase of $1,018,099 or approximately 147%. The increase in operating expenses was due to the additional expenses incurred for legal and professional fees and general and administrative expenses since the date of reverse takeover. Additionally, we incurred additional expenses for sales training to enhance market exposure.

Income (Loss) from Operations

Income (loss) from operations for the year ended December 31, 2007 totaled $1,463,176 or approximately 15.1% of sales compared to $242,714 or approximately 2.9% of sales for the year ended December 31, 2006, an increase of $1,220,462. The increase was primarily due to increased operating expenses recognized in 2007.

Interest Expense

Interest expense for the year ended December 31, 2007 totaled $113,138 compared to $98,760 for the year ended December 31, 2006, an increase of $14,378 or approximately 14.6% . The increase was due to increased capital requirements to finance the launch of new product lines during the fiscal year.

Net Income (Loss)

Net loss for the year ended December 31, 2007 totaled $921,158 compared to $237,459 for the year ended December 31, 2006, an increase of $683,699. The increase in net loss was primarily due to increases in operating expenses recognized in 2007 as described above.

2. Financial Instruments

Net cash provided by financing activities totaled $1,749,430 for the year ended December 31, 2007, compared with net cash used in financing activities of $629,337 for the same period in 2006. The turnaround was mainly due to cash proceeds received from the private placement of shares and operating loans borrowed during the fiscal year. In April 2007, we successfully closed a private placement of 8,650,000 shares for total proceeds of $1,037,653. During the year, HTT borrowed a total of $993,731, the proceeds of these loans were used to purchase our inventory of products for resale.

The fact that we have been successful in raising funds from private placements and have been able to settle debts with the issuance of shares in the past is not an indication that we will be successful in obtaining funds in this manner on acceptable terms in the future.

Net cash used in investing activities totaled $536,360 for the year ended December 31, 2007, compared with $3,268 for the same period in 2006. The increase in cash used in investing activities was the result of restricted cash received during the 2007 fiscal year.

3. Material Commitments for Capital Expenditures

We anticipate expanding our current operations in Taiwan into mainland China over the next twelve (12) months. We estimate that expenditures related to this project will be approximately USD$600,000. We intend to finance the project through the private placement of our common shares.

Research and Development, Patents and Licenses, etc.

In 2007, we spent USD$400,000 for the development of the multiline cordless phone systems. We spent $300,000 in 2006 on research and development activities mainly relating to the development of Skype compatible VoIP products.

Trend Information

VoIP has emerged as the next generation global communications platform and has greatly impacted the telecommunications industry. Traditional telecommunications companies are seeing their market share start to erode away as barriers to entry in the industry are dropping due to VoIP. According to Juniper Research, by 2009, the global VoIP market will contribute $32 billion to a total worldwide telephony market of $260 billion, or some 12% of revenues. Ian Cox of Juniper Research says “VoIP will bring new revenue-generating opportunities to the telephony market by combining voice services with other IP applications”. The use of VoIP for communications drastically reduces the cost of long distance.

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

In addition to risks described elsewhere in this report, we are subject to each of, and the cumulative effect of all the following uncertainties. We have risk management practices in place designed to offset these uncertainties to the greatest extent possible, however there are no guarantees that these practices will be effective. These uncertainties include, but are not necessarily limited to:

  Competition in the industry;
  Technological change, new products and standards and dependence on proprietary technologies;
  Third party claims for patent infringement;
  Inability to protect our intellectual property against unauthorized or infringing uses;
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
  Lengthy and variable sales cycles;
  Acquisitions;
  Reliance on international sales;
  Product liability issues;
  Changes in the regulatory environment;
  Regulatory approval; and
  Changes in currency exchange rates.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table provides information, as of the latest fiscal year, with respect to our known contractual obligations, including amounts aggregated by contractual obligation.

Year	Amount (for leases)

2008	$ 69,044
2009	$ 69,044
2010	$ 17,261
Total	$ 155,349

We lease various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $64,714 and $66,033 for the years ending December 31, 2007 and 2006, respectively. Our lease for office space in Taiwan expired in June 2007 and our lease in Canada expires in 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Name	Age	Position

James Wu	54	Chairman, Chief Executive
		Officer, President and Director

Taifen Day	48	Chief Financial Officer

Cheng Chun-Chih	61	Director (Chairman of Taiwan
		Halee International Co. Ltd.)

Dr. Shiau Tzong-	53	Director (Chief Technical Officer
Huei		of Taiwan Halee International
		Co. Ltd. and Chairman of
		TransAKT Taiwan Corp.)

Tseng Ming-Huang	39	Director

Mark Fletcher	44	Director and Corporate Secretary

J.T. Wang	42	Vice President of
		Asia Operations

None of the above directors or officers is related and no arrangements or understandings with major shareholders, customers, suppliers, or other persons resulted in their selections as a director or officer.

The following summaries include the name, business experience, functions and areas of experience of each of our directors and executive officers.

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

Dr. Shiau Tzong-Huei- Director (Chief Technical Officer of Taiwan Halee and Chairman of TransAKT Taiwan Corp.)

Dr. Shiau holds a Ph.D in Computer Sciences from the University of WisconsinµMadison, an MSc in Mathematics from the John Hopkins University and a BSc in Mathematics from the National Taiwan University. Dr. Shiau has been a director of Taiwan Halee since 2003, is a specialist in digital cordless switching and has directed the engineering team at the Hsinchu Science Park (“HSP”) for more than fifteen (15) years. Established in December 1980, HSP leads the high-tech industry as the most respected science park created by the Taiwanese government. Dr. Shiau is the founder and current Chief Technical Officer of Computer & Communications Associates, INC. (now UWIN Technologies), a research and development oriented company.

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

J.T. Wang– Vice President of Asia Operations

Mr. Wang Joined us on April 1, 2007. During the past seventeen (17) years, Mr. Wang served as a senior regional manager of Panasonic Taiwan Operations. Mr. Wang has profound knowledge of the telecommunications industry not only in the associated technologies, but also with sales distribution channels.

Compensation

The following table sets forth the amount of compensation paid, and benefits in kind granted, to our directors and members of our administrative, supervisory or management bodies and our subsidiaries for services in all capacities to us and our subsidiaries by any such person(s), including, but not limited to, total amounts set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits, within the last full financial year.

		Annual Compensation		Long-Term Compensation

				Stock Awards

			Other Annual	Securities Under	Restricted Shares or
Name and Principal	Salary	Bonus	Compensation	Options/ SARs Granted	Restricted Share Units
Position	($)	($)	($)	(#)	($)

James Wu				(1)
	90,000			1,350,000
President & Chief
Executive Officer

J.T. Wang	40,000
Vice President of Asia
Operations

Taifen Day				(1)
				250,000
Chief Financial Officer

Lionel Ni				(1)
				100,000
Director

Mark Fletcher				(1)
				250,000
Director

Tseng Ming-Huang				(1)
				100,000
Director

Leroy Wolbaum                                                                                                               100,000(1)

Director

(1) The options were granted on August 15, 2006, with an exercise price of USD$0.10 per share, exercisable one (1) year from the date of grant.

Board Practices

The following table lists information for our last completed financial year (2007) with respect to our directors and executive officers.

Name	Position	Director(1)	or	Executive	Officer
Since

James Wu	Chairman, President and CEO	2004/10/25

Cheng Chun-Chih	Director	2006/12/14

Dr. Shiau Tzong-Huei	Director	2006/12/14

Mark Fletcher	Director and Corporate Secretary	2006/05/26

Taifen Day	Chief Financial Officer	2006/07/27

Leroy Walbaum	Director	2005/05/27

Tseng Ming-Huang	Director	2006/05/25

(1)	Each director is elected at our Annual General Meeting and holds office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with our Articles or the Company Act (Alberta) or he or she becomes disqualified as a director.

None of our directors or executive officers has a service contract with us.

Audit Committee

We have no formal audit committee. Our Board of Directors (“Board”) oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.

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

Employees

We have thirty (30) employees in Taiwan in various capacities and also use independent consultants for all corporate activities. We currently have three (3) independent consultants in addition to our executive Board members that carry out day-to-day operations. One consultant takes care of our sales efforts, the other takes care of overseeing day-to-day operations and the third takes care of investor relations activities.

Share Ownership

The following table sets forth information, as of June 23, 2008, with respect to the beneficial ownership of our common stock, by each of our executive officers and directors, and by our executive officers and directors as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable executive officers and directors have the right to exercise in the next sixty (60) days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Total	Percent of
				Class (2)
James Wu (1)	5,000,000	-	5,000,000	4.9%
Cheng Chun-Chih	5,000,000	-	5,000,000	4.9%
Tseng Ming-Huang	50,000	-	50,000	-
Dr. Shiau Tzong-Huei	1,000,000	-	1,000,000	1.0%
Mark Fletcher	-	-	-	-
Taifen Day	-	-	-	-
All Officers and Directors as a	11,050,000	-	11,050,000	10.8%
group

(1)	James Wu is our current President and CEO.

(2)	Based on 102,645,120 common shares outstanding as of June 23, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of June 23, 2008, with respect to the beneficial ownership of our common shares by each person known to be the beneficial owner of more than five percent (5%) of the outstanding common shares, by each of our executive officers and directors, including the names of our major shareholders, the number of their shares and the percentage of outstanding shares of each class owned by each of them.

TITLE OF	BENEFICIAL	AMOUNT AND NATURE	PERCENT
CLASS	OWNER	OF BENEFICIAL OWNER	OF
			CLASS (1)

Common	James Wu	5,000,000	4.9%
Common	Cheng Chun Chih	5,000,000	4.9%
Common	Hsieh Chi-Hsien	7,650,000	7.5%
Common	Lin Yu-Hsiung	10,000,000	9.7%
Common	Pan Yu-Jung	6,000,000	5.9%

(1) Based on 102,645,120 common shares outstanding as of June 23, 2008.

During the past three (3) years, the only significant changes in the percentage ownership of shares held by our major shareholders that we are aware of were as follows:

Mr. Gordon Miller – Pursuant to a private placement that closed on June 24, 2004, Mr. Miller purchased 1,000,000 of our shares at USD$0.30 per share.

In October 2004, we purchased the business and certain assets of IP Mental Inc. in exchange for 12,800,000 of our common shares. On May 19, 2006, IP Mental Inc. settled its debt of USD$505,150 with us. In settlement, IP Mental Inc. surrendered 12,800,000 shares it received as consideration for the sale of its assets in exchange for 3,500,000 shares.

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

Related Party Transactions

During the last three (3) fiscal; years, we entered into the following related party transactions.

A loan payable to a related party amounted to $48,954 and $113,399 as of December 31, 2007 and 2006, respectively. The amount is payable to our officers and is interest free, unsecured, all current, and was due on December 31, 2007.

We also had loan payable to another related party which amounted to $30,252 as of December 31, 2006. The amount was interest free, unsecured, and was due on December 31, 2007.

As of December 31, 2007, we had $178,289 due from Xiao, Zonghui who is CEO of Taiwan TransAKT. This amount is unsecured, interest free and due on demand. On November 15, 2006, a performance compensation fee of 5,000,000 common shares was paid to Mr. James Wu, our President and Chief Executive Officer, in conjunction with the acquisition of HTT.

On November 15, 2006, a performance compensation fee of 5,000,000 common shares was paid to James Wu, our President and CEO in conjunction with the acquisition of HTT.

A finder’s fee of 1,280,000 common shares was paid to Leroy Wolbaum, one of our past directors, in conjunction with the IP Mental Inc. acquisition as a result of the introduction prior to his joining our Board.

Interests of Experts and Counsel

None of our named experts or counsellors was or is employed on a contingent basis, owns an amount of our shares or our subsidiaries which is material to that person, or has a material, direct or indirect economic interest us.

ITEM 8. FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

(a)	Set forth below are the annual high and low market prices for our stock for the last five (5) most recent full financial years ending December 31.

	2003*	2004*	2005	2006	2007

High	$0.49	$0.60	0.23	0.24	0.25

Low	0.18	0.27	0.031	0.04	0.042

* These numbers represent the annual high and low market prices for our stock since it commenced trading on the TSX Venture Exchange (“TSX”) on October 18, 2000. We voluntarily de-listed from the TSX on September 17, 2004.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

For the Over-the-Counter Bulletin Board (“OTC.BB”)(1)

Year 2006

Quarter	March	June	Sept	Dec

High	0.09	0.24	0.20	0.13

Low	0.04	0.08	0.08	0.06

Year 2007

Quarter	March	June	Sept	Dec

High	0.25	0.23	0.158	0.095

Low	0.06	0.11	0.09	0.042

Year 2008

Quarter	March

High	0.07

Low	0.04

(1) Our stock began trading on the OTCC.BB on May 20, 2004.

(c)	Set forth below are the high and low market prices for each month for the most recent six (6) months on the OTC.BB.

Six Months	December	January	February	March	April	May
	2007	2008	2008	2008	2008	2008

High	0.070	0.070	0.060	0.055	0.055	0.04

Low	0.047	0.043	0.045	0.040	0.030	0.02

Plan of Distribution

Not applicable to Form 20-F filed as an Annual Report.

Markets

Currently, our shares trade on the OTCC.BB under the symbol TAKDF. There is a limited trading market for our shares and the market is not liquid.

Selling Shareholders

Not applicable to Form 20-F filed as an Annual Report.

Dilution

Not applicable to Form 20-F filed as an Annual Report.

Expenses of the Issue

Not applicable to Form 20-F filed as an Annual Report.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable to Form 20-F filed as an Annual Report.

Memorandum and Articles of Association

Reference is hereby made to our Articles of Amalgamation (“Articles”) and to our Bylaws, each of which is incorporated herein by reference to, respectively, Exhibits 1.1 and 1.2 to our Registration Statement on Form 20-F, file number 000-50392 as filed on September 16, 2003.

On June 23, 2006, our Board and majority shareholders approved an amendment to our Articles to effect the consolidation of our common shares on a 2-for-1 basis.

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

On April 27, 2007, we entered into a consulting agreement with Mr. Liu Fu Ming for a twelve (12) month period beginning on Aprill 27, 2007. Persuant to this agreement, we issued 2,000,000 shares of common stock to Mr. Liu, as compensation for service provided. These shares were recorded at the fair market value of $326,778, based on the price of stock on the agreement date. Since the compensation for services is settled through issuance of shares, we recorded $195,488 as an expense for the period and the balance of $131,290 was recorded as prepaid consulting for the service not performed as part of equity.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation of Canada that may affect the import or export of capital for use.

Other than the withholding of any taxes due under the terms of specific treaties between countries on dividends paid to our shareholders, there are no restrictions on the remittance of dividends, interests or other payments.

Taxation

The discussions below summarize the material tax considerations relevant to an investment in common shares by individuals and corporations who, for income tax purposes, are resident in the U.S. for purposes of the Convention (as hereinafter defined) and are not resident in Canada, who hold common shares as a capital asset (a “Holder”), and who do not hold the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada (collectively, "Unconnected U.S. Shareholders" or "Holders"). The tax consequences of an investment in common shares by investors who are not Unconnected U.S. Shareholders may differ substantially from the tax consequences discussed herein. The discussion of U.S. tax considerations is addressed only to Unconnected U.S. Shareholders whose "functional currency" within the meaning of Section 985 of the Internal Revenue Code of 1986, as amended (the "Code"), is the U.S. dollar, and to U.S. citizens who are not residents in the U.S. for the purpose of the Convention, but who otherwise meet the definition of Unconnected U.S. Shareholders. Furthermore, the discussion of U.S. tax considerations do not address the tax treatment of Unconnected U.S. Shareholders that own, or are deemed for U.S. federal income tax purposes to own, ten percent (10%) or more of the total combined voting power of all classes of our voting stock. The discussion of Canadian tax considerations does not address the tax treatment of a trust, company, organization or other arrangement that is a resident of the U.S. and that is generally exempt from U.S. tax.

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

Capital losses are deductible to the extent of capital gains. Individual taxpayers may deduct excess capital losses of up to US$3,000 a year, US$1,500 in the case of a married individual filing separately, from ordinary income. Non-corporate taxpayers may carry-forward unused capital losses indefinitely. Unused capital losses of a corporation may be carried back three (3) years and carried forward five (5) years.

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

Dividends and Paying Agents

Not applicable to Form 20-F filed as an Annual Report.

Statements By Experts

Not applicable to Form 20-F filed as an Annual Report.

Documents on Display

All documents filed in connection with this Annual Report have been filed with the Securities and Exchange Commission (“SEC”) using the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The SEC maintains a Web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the SEC.

Subsidiary Information

Not applicable.

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

In regards to transaction risk, our functional currency is TWD and are activities are predominantly executed in TWD. However, due to the fact that the majority of our financings are completed in USD, we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC.BB and are bought and sold in USD (see tables in Item 9). We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

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

Commodity Price Sensitivity

Not applicable. .

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Form 20-F filed as an Annual Report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

We have elected to report under Item 15T.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States SEC rules and forms, and that such information is accumulated and communicated to our management, including our President and acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have no formal audit committee, and thus, we have no audit committee financial expert. Our Board is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors. Our Board is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release. Ms. Taifen Day is our Chief Financial Officer and a Chartered Accountant in the Province of Alberta, Canada. Ms. Day reports to our Board in her capacity as Chief Financial Officer.

ITEM 16B. CODE OF ETHICS

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

Corporate governance relates to the activities of our Board who are elected by and accountable to the shareholders and takes into account the role of management who are appointed by the Board and who are charged with our on-going management. Our Board encourages sound corporate governance practices designed to promote our well being and on-going development, having always as its ultimate objective the best long-term interests of us and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board is of the view that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by TSX.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, Kabani & Company, Inc., charged total fees of $100,000 for the year ended December 31, 2007. All of the $100,000 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, Kabani & Company, Inc., charged total fees of $100,000 for the year ended December 31, 2006. All of the $100,000 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, LBB & Associates Ltd., LLP (USA), charged total fees of USD$36,520, and Daunheimer & Dow LLP (Canada) charged total fees of CDN$10,600 for the year ended December 31, 2005. All of the fees charged for 2005 were for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable. ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
Not Applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 18. FINANCIAL STATEMENTS

We have elected to report under Item 17.

ITEM 19.	EXHIBITS

Exhibit	Exhibit
No.

1.1*	Articles of Amalgamation

1.2*	Bylaws

2(a)*	See Exhibit 1.1 and 1.2

2(b)*	Form of Loan Agreement and Promissory Note

* Incorporated by reference to the Exhibits filed with our Form 20-F filed on September 16, 2003.

TRANSAKT LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders TransAKT Ltd. and Subsidiaries Calgary, Canada

     We have audited the accompanying consolidated balance sheets of TransAKT Ltd. (the “Company”) and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and Subsidiaries as of December 31, 2007, and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated deficit of $(1,368,473) at December 31, 2007 including a net loss of $(921,158) during the year ended December 31, 2007. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KABANI & COMPANY, INC. CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California February 6, 2008

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2007
(Stated in United States Dollars)

ASSETS

Current Assets
Cash and cash equivalents	$ 228,061
Restricted cash	751,044
Accounts receivable, net	2,912,005
Inventory	1,929,840
Other receivable	231,701
Prepaid expenses	25,107
Due from related party	178,289

Total Current Assets	6,256,047

Property & Equipment, net	45,397

Deposits	30,382

Total Assets	$ 6,331,827

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$ 1,974,528
Other payables	96,190
Bank loans	2,357,641
Loan(s) payable to related party	48,954

Total Current Liabilities	4,477,313

Stockholders' Equity
Common stock, unlimited shares authorized for issuance,
no par value, 102,645,120 shares issued and outstanding	3,260,018
Prepaid consulting	(131,290)
Other comprehensive income	94,259
Accumulated deficit	(1,368,473)

Total Stockholders' Equity	1,854,514

Total Liabilities and Stockholders' Equity	$ 6,331,827

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

Net revenue	$ 9,687,678	$ 8,385,075
Cost of revenue	9,440,398	7,935,432

Gross profit	247,280	449,643

Operating expenses
General and administrative expenses:
Officer salary	52,599	10,948
Consulting fees	538,357	110,389
General and administrative expenses	1,119,500	571,020

Total general and administrative expenses	1,710,456	692,357

Loss from operations	(1,463,176)	(242,714)

Other income (expense)
Interest income	6,516	4,226
Miscellaneous income	655,242	102,570
Gain on settlement of debt	4,603	-
Loss on disposal of property and equipment	-	(2,781)
Interest expense	(113,138)	(98,760)

Total other expense	553,224	5,255

Loss before income taxes	(909,952)	(237,459)

Provision for income taxes	(11,206)	-

Net loss	(921,158)	(237,459)

Other comprehensive item:
Foreign currency translation gain	55,988	31,931

Net comprehensive loss	$ (865,170)	$ (205,528)

Loss per share:
Basic and diluted loss per share	$ (0.01)	$ (0.00)

Weighted average number of shares outstanding:
*Basic and diluted	99,707,278	52,379,273

* Basic and diluted weighted average number of shares considered equivalent as the effect of dilution is anti-dilutive.

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
				Other		Total
	Common Stock		Prepaid	Comprehensive	Accumulated	Stockholders'
	Shares	Amount	Consulting	Income	Deficit	Equity

Balance December 31, 2005	50,000,000	$ 1,826,400	$ -	$ 6,340	$ (174,535)	$ 1,658,204
Changes due to recapitalization	39,612,620	(180,986)	(57,067)	-	-	(238,053)
Issuance of shares for services	1,300,000	186,760	(132,084)	-	-	54,676
Foreign currency translation gain	-	-	-	31,931	-	31,931
Net loss	-	-	-	-	(237,459)	(237,459)

Balance December 31, 2006	90,912,620	1,832,174	(189,151)	38,271	(411,994)	1,269,299
Issuance of shares for cash	8,772,500	1,037,653	-	-	-	1,037,653
Issuance of shares for services	2,000,000	362,098	(131,290)	-	(35,320)	195,488
Issuance of shares for compensation	500,000	-	-	-	-	-
Issuanne of shares for debt settlement	460,000	28,093	-	-	-	28,093
Amortization of consulting fees	-	-	189,151	-	-	189,151
Foreign currency translation gain	-	-	-	55,988	-	55,988
Net loss	-	-	-	-	(921,158)	(921,158)

Balance December 31, 2007	102,645,120	$ 3,260,018	$ (131,290)	$ 94,259	$ (1,368,473)	$ 1,854,514

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (921,158)	$ (237,459)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation	64,976	35,107
Gain on settlement of debt	(4,603)	-
Loss on disposal of property & equipment	-	2,781
Issuance of shares for services	195,488	56,199
Amortization of consulting fees	189,151	-
(Increase) / decrease in assets:
Accounts receivables	(242,458)	(1,246,639)
Inventory	189,174	(625,735)
Other receivables	68,420	51,228
Prepaid expense	54,221	(21,472)
Deposits	(18,921)	(1,554)
Increase/(Decrease) in current liabilities:
Accounts payable and accrued expenses	(401,517)	2,272,217
Note payable	(292,209)	68,599
Tax payable	8,936	(10,170)

Total Adjustments	(189,342)	580,560

Net cash provided by (used in) operating activities	(1,110,500)	343,101

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	4,393
Increase in restricted cash	(536,360)	(7,661)

Net cash used in investing activities	(536,360)	(3,268)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of loan(s) payable	993,731	-
Payment on loan(s) payable	-	(689,745)
Proceed from loan(s) from related party	-	60,409
Payment on loan(s) to related party	(281,954)	-
Issuance of shares for cash	1,037,653	-

Net cash provided by (used in) financing activities	1,749,430	(629,337)

Effect of exchange rate changes on cash and cash equivalents	21,738	3,603

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	124,308	(285,901)

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	103,753	389,654

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$ 228,061	$ 103,753

SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
Income tax paid	$ 3,201	$ -

Interest paid $ 93,858 $ 99,099

NON-CASH INVESTING AND FINANCING ACTIVITIES:

The Company issued 460,000 shares to settle debt amounting to $32,495 during the year ended December 31, 2007.

The Company issued 50,000,000 shares during the year ended December 31, 2006 as part of a reverse acquisition to acquire Taiwan Halee International Co. Ltd.

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 1 – ORGANIZATION

TransAKT Ltd. (the “Company”) was incorporated under the laws of the Province of Alberta on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the Canadian Venture Exchange (“TSX”). In 2004, the Company voluntarily delisted from TSX and retained a listing on the Over-the-Counter Bulletin Board (“OTC.BB”) in the United States.

In October 2004, the Company purchased certain assets of IP Mental Inc., a Taiwan based Voice over Internet Protocol (“VoIP”) company. The Company name was changed from TransAKT Corp. to TransAKT Ltd. on September 29, 2006. The Company designs and develops VoIP solutions and mobile payment terminals for the consumer electronics industry.

On November 15, 2006, the Company and the shareholders of Taiwan Halee International Co. Ltd. (“HTT”), entered into a Share Exchange Agreement in which the Company acquired one hundred percent (100%) of HTT’s outstanding common stock. HTT was incorporated under the laws of Republic of China in 1985. HTT is engaged in designing, manufacturing and distribution of Taiwan telecommunications equipment. The acquisition has been accounted for as a reverse acquisition under the purchase method of accounting. Accordingly, the merger of the two (2) companies has been recorded as a recapitalization of HTT, with HTT being treated as the continuing entity. The historical financial statements presented are those of HTT. The continuing company has retained December 31 as its fiscal year end.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of TransAKT Holdings Limited and its wholly owned subsidiaries HTT and TransAKT Taiwan Limited (collectively referred to herein as the “Company”). All material intercompany accounts, transactions and profits have been eliminated in consolidation.

Exchange Gain (Loss)

During the years ended December 31, 2007 and 2006, the transactions of TransAKT Holdings Limited, HTT and TransAKT Taiwan Limited were denominated in foreign currency and were recorded in Taiwan Dollars (“TWD”) and Canadian Dollars (“CAD”) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Translation Adjustment

The Company’s functional currency is the Taiwan and Canadian dollar; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

As of December 31, 2007 and 2006, the accounts of TransAKT Holdings Limited, HTT and TransAKT Taiwan Limited were maintained, and its financial statements were expressed, in TWD and CAD. Such financial statements were translated into United States Dollars (“USD”) in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” with TWD and CAD as the functional currencies. According to SFAS 52, all assets and liabilities were translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include collectability of accounts receivable, accounts payable, sales returns and recoverability of long-term assets.

Revenue Recognition

The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104. Revenues are recognized when finished products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred and collectability is reasonably assured.

Sales of product do not contain discounts, return provisions, warranties or other customer incentives. The Company’s revenues are recorded upon confirmed acceptance after inspection by the customers of the Company.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. In March 2005, the SEC issued SAB No. 107 regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109’ (FIN 48). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 10.

Statement of Cash Flows

In accordance with SFAS No. 95, “Statement of Cash Flows,” cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and other receivables arising from its normal business activities. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for un-collectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Risks and Uncertainties

The Company is subject to substantial risks from, among other things, intense competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, limited operating history, foreign currency exchange rates and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

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

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three (3) months or less.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Allowance for doubtful debts amounted to $145,839 as at December 31, 2007 ($149,780 as at December 31, 2006).

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Company’s management compares the cost of inventories with the market value and allowance is made for writing down the Company’s inventories to market value, if lower. As of December 31, 2007 and 2006, inventory consisted only of finished goods.

Property, Plant and Equipment

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

Furniture and Fixtures	3 -5 years
Equipment	3- 5 years
Computer Hardware and Software	3- 5 years
Automobile	3-5 years

As of December 31, property, plant and equipment consisted of the following:

2007

Computer equipment	$ 155,369
Automobile	28,643

$ 184,012
Accumulated depreciation	(138,615)

$ 45,397

Depreciation expenses were $64,976 and $35,107 for the years ended December 31, 2007 and December 31, 2006, respectively.

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about fair value of financial instruments”, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Basic and Diluted Earnings Per Share

Earnings per share is calculated in accordance with the SFAS No. 128, “Earnings per share”. SFAS No. 128 superseded Accounting Principles Board Opinion (“APB”) No.15. Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Long-Lived Assets

The Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS No. 144. SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on the Company’s review, the Company believes that, as of December 31, 2007 and 2006, there were no significant impairments of its long-lived assets.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’. This Statement establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, except for the measurement of share-based payments. SFAS No. 157 does not require any new fair value measurements. SFAS No. 157, as issued, was effective for fiscal years beginning after November 15, 2007. In February 2008, however, the FASB agreed to a one-year deferral of the effective date for nonfinancial asset and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. Accordingly, the Company is required to adopt SFAS No. 157 beginning January 1, 2008 for financial assets and financial liabilities, and beginning January 1, 2009 for nonfinancial assets and nonfinancial liabilities. The Company does not expect the adoption of SFAS No. 157 for financial assets and financial liabilities will have a material effect on its consolidated financial statements, or result in any significant changes to its valuation methodologies or key considerations used in valuations. The Company is currently

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

evaluating the effect that the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’, providing companies with an option to report many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company is required to adopt SFAS No. 159 beginning January 1, 2008. The Company does not expect to elect the fair value option for any financial assets and financial liabilities that are not currently recorded at fair value.

In December 2007, the FASB issued SFAS No. 141(R), ‘Business Combinations’ and SFAS 160, ‘Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51’. These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS No. 141R and SFAS No. 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt these standards beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS No. 141R and SFAS No. 160 will have on its consolidated financial statements.

Going Concern

The Company has incurred a net loss of $921,158 and $237,459 during the years ended December 31, 2007 and 2006, respectively, and has an accumulated deficit of $1,368,473 as of December 31, 2007.

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

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related assets is dependent upon future commercial success of the technologies and raising sufficient funds to continue research and development as well as to effectively market its products. Through December 31, 2007, the Company has not realized commercial success of the technologies, nor have they raised sufficient funds to continue research and development or to market its products.

There can be no assurances that there will be adequate financing available to the Company and the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company has taken certain restructuring steps to provide the necessary capital to continue its operations. These steps included: (1) tightly budgeting and controlling all expenses; (2) expanding the Company’s operations into China and recruiting a strong sales team to significantly increase sales revenue and profit in 2007; and (3) plans to continue actively seeing additional funding opportunities to improve and expand upon the Company’s product lines.

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 3 – OTHER RECEIVABLES

The other receivables are summarized as follows:

2007
Other receivables	$ 173,890
Advance to suppliers	45,106
Others	12,705

Total	$ 231,701

As of December 31, 2007, the Company had $231,701 in other receivables from various customers. The customers issued checks with future dates as payment to the Company. These receivables are interest free, unsecured, and receivable on the due dates.

NOTE 4 – PREPAID EXPENSES

As of December 31, 2007, prepaid expenses were $25,107, which is comprised of a prepaid auto lease of $15,785, prepaid tax of $7,895 and other prepaid expenses totaling $1,427.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company’s accounts payable and accrued expenses amounted to $1,974,528 as of December 31, 2007. The accounts payable and accrued expenses are summarized as follows:

2007

Accounts payable	$ 1,796,606
Accrued expenses	119,532
Payroll tax payable	3,447
Other payables	46,815
Income Taxes Payable	8,128

Total	$ 1,974,528

NOTE 6 - RELATED PARTY TRANSACTIONS Loans Payable To A Related Party

Loans payable to related parties amounted to $48,954 and $113,399 as of December 31, 2007 and 2006, respectively. The amount is payable to an officer of TransAKT Taiwan and is interest free, unsecured, all current and due on December 31, 2008 and 2007, respectively.

The Company also had a loan payable to another related party which amounted to $30,252 as of December 31, 2006. The amount was interest free, unsecured and due on December 31, 2007.

Amounts Due From A Related Party

As at December 31, 2007, the Company had $178,289 due from an officer of Canadian TransAKT. This amount is unsecured, interest free and due on demand. Subsequently, on March 2008, the officer paid $340,000 to clear his debt and loaned the remaining amount to the Company.

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 7 – LOANS PAYABLE

The Company has loans payable amounting to $2,357,641 as of December 31, 2007. The loans are partially secured by certificates of deposit for $751,044, the balance of $1,606,597 is unsecured. The loans payable at December 31, 2007 were comprised of the following:

		Interest per
Nature	Due on		Amount
		Annum

Secured note payable from a bank in Taiwan	1/1/2008	3.328%	276,930
Secured note payable from a bank in Taiwan	2/1/2008	3.318%	273,853
Secured note payable from a bank in Taiwan	2/7/2008	4.910%	79,898
Secured note payable from a bank in Taiwan	3/2/2008	8.150%	62,841
Secured note payable from a bank in Taiwan	3/3/2008	3.334%	264,622
Secured note payable from a bank in Taiwan	3/10/2008	8.150%	119,046
Secured note payable from a bank in Taiwan	3/29/2008	5.560%	160,115
Secured note payable from a bank in Taiwan	4/1/2008	3.353%	369,240
Secured note payable from a bank in Taiwan	4/22/2008	7.850%	44,904
Secured note payable from a bank in Taiwan	4/23/2008	7.850%	99,388
Secured note payable from a bank in Taiwan	5/5/2008	7.650%	134,713
Secured note payable from a bank in Taiwan	5/17/2008	7.850%	102,980
Secured note payable from a bank in Taiwan	5/18/2008	8.400%	50,517
Secured note payable from a bank in Taiwan	5/31/2008	6.247%	50,201
Secured note payable from a bank in Taiwan	6/17/2008	6.107%	53,673
Secured note payable from a bank in Taiwan	6/24/2008	6.700%	30,934
Secured note payable from a bank in Taiwan	6/26/2008	6.700%	29,936
Secured note payable from a bank in Taiwan	11/30/2008	3.725%	153,850

	Total	$ 2,357,641

	Current portion	$ 2,357,641

Long term
	portion	$ -

NOTE 8 - SHARE EXCHANGE AGREEMENT

On November 15, 2006, the Company closed its acquisition of HTT, a leading Taiwanese telecommunications equipment designer, manufacturer and distributor for enterprise and consumer markets for total share consideration of 50,000,000 common shares valued at CAD 6,259,550 (US$5,000,000) plus acquisition costs of CAD 1,051,400 which included CAD 221,900 (US$200,000) in cash at closing, a promissory note of CAD 341,430 (US$300,000) due six (6) months after closing and the issuance of 5,000,000 common shares as performance compensation. The primary reason for the acquisition was that Company’s management believes that this business adds product lines that compliment the Company’s existing marketing capabilities, provides access to an experienced and specialized engineering team and provides an opportunity to participate in the growing market for telecommunications products.

As a result of the exchange agreement, the reorganization was treated as an acquisition by the accounting acquiree that is being accounted for as a recapitalization and as a reverse merger by the

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 8 – SHARE EXCHANGE AGREEMENT (CONTINUED)

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

     (3) No goodwill is recognized as the legal acquirer was a shell company with no operations and the amounts involved were immaterial.

     (4) The above transaction is accounted for reverse acquisition and resulted in recapitalization of HTT in a manner similar to pooling of interest method.

NOTE 9 – STOCKHOLDERS' EQUITY

On June 23, 2006, the board of directors and holders of a majority of the outstanding shares of common stock of the Company, approved to amend the corporation’s articles to effect the consolidation of the corporation’s common shares on a 2-for-1basis of the outstanding shares of common stock. All stock issuances have been retroactively updated for the effect of 2-for-1 reverse split.

Following is the summary of the Company’s equity-related transactions subsequent to its recapitalization for the period from November 15, 2006 to December 31, 2007.

1.	On September 08, 2006, the Company issued 500,000 shares of common stock to Michael Corrigan in connection with a consulting agreement. These shares have been recorded at fair value of $85,601, based on the price of the stock on the agreement date. The consulting agreement is for the period of one (1) year starting September 2006. Since the compensation for services is settled through issuance of shares, the Company recorded $28,534 as an expense for the period and the balance of $57,067 was recorded as prepaid consulting for the service not performed as part of equity.

2.	On December 08, 2006, the Company issued 300,000 shares of common stock to Allen Schwabe, an outside consultant, as compensation for service provided. These shares were recorded at the fair market value of $25,303, based on the price of stock on the agreement date. The consulting agreement is for the period of ten (10) months starting December 31, 2006. Since the compensation for services is settled through issuance of shares, the Company recorded $857 as an expense for the period and the balance of $24,446 was recorded as prepaid consulting for the service not performed as part of equity.

3.	On December 08, 2006, the Company issued 1,000,000 shares of common stock to iCapital Finance, Inc in connection with an investor relations consulting agreement. These shares have been recorded at fair value of $161,457, based on the price of the stock on the agreement date.

The consulting agreement is for a period of one (1) year starting September 2006. Since the compensation for services is settled through issuance of shares, the Company recorded $53,819 as an expense for the period and the balance of $107,638 was recorded as prepaid consulting for the service not performed as part of equity.

4.	On January 25, 2007, the Company issued 460,000 shares of common stock to Patrick Hillier and Manfred Schauer in connection with the settlement of debt. These shares have been

TRANSAKT LTD. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 9 – STOCKHOLDERSŸ EQUITY (CONTINUED)

recorded at fair value of $28,093, based on the price of the stock on the agreement date.	The
Company recorded a gain on the settlement of debt amounting to $4,603.

5.	On January 25, 2007, the Company issued 22,500 shares of common stock to Rick Martens as ten percent (10%) commission for arranging a private placement in September 2006 . These shares have been recorded as net of cash received as part of the private placement..

6.	On January 25, 2007, the Company issued 500,000 shares to its former shareholders as compensation for loss of capital due to termination of a distribution agreement for the Asia Pacific region. The Company recorded these shares as a dividend amounting to $35,320.

7.	On April 3, 2007, the Company had a private placement and issued 8,650,000 shares of common stock. The Company issued shares at $0.12 per share for cash.

8.	On April 3, 2007, the Company issued 100,000 shares of common stock to Allen Schwabe as ten percent (10%) commission for arranging a private placement to ten (10) individuals in British Columbia in April 2007. These shares have been recorded as net of cash received as part of the private placement..

9.	On April 27, 2007, the Company issued 2,000,000 shares of common stock to Liu Fu Ming, an outside consultant, as compensation for service provided. These shares were recorded at the fair market value of $326,778, based on the price of stock on the agreement date. The consulting agreement is for a period of twelve (12) months starting April 27, 2007. Since the compensation for services is settled through issuance of shares, the Company recorded $195,488 as an expense for the period and the balance of $131,290 was recorded as prepaid consulting for the service not performed as part of equity.

Stock Based Compensation: Stock Option Plan

In 2004, the Company filed a stock option plan where management is authorized to issue 5,250,000 shares under the plan (the “2004 Plan”).

Activity under the 2004 Plan is as follows:

		Weighted	Aggregate
	Number of	Average	Intrinsic Value
2004 Equity Incentive Plan	Shares	Exercise Price

Outstanding at December 31, 2005	4,235,000	$ 0.36	$ -

Granted in 2006	4,600,000
Exercised in 2006	(4,235,000)
Canceled in 2006	(1,900,000)

Outstanding at December 31, 2006	2,700,000	$ 0.18
Exercisable at December 31, 2006	2,700,000	$ 0.18	$ -
Expired in 2007	(2,700,000)

Outstanding at December 31, 2007	-

Exercisable at December 31, 2007	-

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 9 – STOCKHOLDERSŸ EQUITY (CONTINUED)
The fair value for options granted during 2006 and 2005 was in the range of $0.04 to 0.14.

Options outstanding at December 31, 2006 and related weighted average price and life information is as follows:

		Weighted	Total
		Average	Weighted
	Total	Remaining	Average		Weighted
	Options	Life	Exercise	Options	Average
Exercise Prices	Outstanding	(Years)	Price	Exercisable	Exercise Price

$1.00	205,000	0.8	$1.00	205,000	$1.00
$0.60	45,000	0.5	$0.60	45,000	$0.60
$0.10	2,450,000	0.7	$0.10	2,450,000	$0.10

All the outstanding options at December 31, 2006 were fully vested as of November 15, 2006.

Granted

Pursuant to the 2004 Plan, during the year ended December 31, 2006, the Company granted 4,600,000 stock options to the Company’s employees and consultants.

The assumptions used in calculating the fair value of options granted using the Black-Scholes option-pricing model are as follows:

Stock Options Granted on August 1, 2006:

Risk-free interest rate	4.87%
Expected life of the options	1 year
Expected volatility	227.2%
Expected dividend yield	0%

Stock Options Granted on August 15, 2006:

Risk-free interest rate	4.87%
Expected life of the options	1 year
Expected volatility	215.6%
Expected dividend yield	0%

Warrants

Following is a summary of the warrants activity:
		Weighted
		Average
	Warrants	Exercise	Aggregate
	outstanding	Price	Intrinsic Value

Outstanding, December 31, 2005	2,825,254	$0.74	$
Granted in 2006	-
Forfeited in 2006	(2,825,254)
Exercised in 2006	-

Outstanding, December 31, 2006 and 2007 - - $ -

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 10 – INCOME TAXES

The Company was incorporated under the laws of the Province of Alberta, Canada on June 3, 1997. The Company completed the acquisition of Green Point Resources Inc. on October 18, 2000 whereby it became a publicly traded company listed on the TSX. For certain operations in the Canada and Taiwan , the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2007 and 2006. Accordingly, the Company has no net deferred tax assets.

The components of income before income taxes are as follows:

	2007	2006

Loss from Canada	654,365	157, 139

Loss from Taiwan	3,000	80,320

Loss before income taxes	657,365	237,459

Less: Income taxes	(11,206)	-

Net loss available to shareholders	646,159	237,459

The Company uses a thirty-four percent (34%) statutory rate for TransAKT Holdings Ltd. and a twenty-five percent (25%) statutory rate for HTT and TransAKT Taiwan Limited.

The following table sets forth the significant components of the net deferred tax assets for operation in Canada as of December 31, 2007 and 2006.

	2007	2006

Net operating loss carry-forwards	$ 6,419,503	$ 6,658,940

Total deferred tax assets	2,569,000	2,264,040

Less: Valuation allowance	(2,569,000)	(2,264,040)

Net deferred tax assets	$ -	$ -

The following table sets forth the significant components of the net deferred tax assets for operation in Taiwan as of December 31, 2007 and 2006.

	2007	2006

Net operating loss carry-forwards	$ 98,000	$ 95,000

Total deferred tax assets	24,000	24,000

Less: Valuation allowance	(13,000)	(24,000)

Net deferred tax assets	$ 11,000	$ -

The following is a reconciliation of the income tax rate to the income taxes reflected in the Statement of Operations:

	2007	2006

Canadian tax rate	34%	34%

Taiwan tax rate	25%	25%

Total	59%	59%

Valuation allowance	(58%)	(59%)

Income tax expense	1%	0%

TRANSAKT LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007

NOTE 11 – COMMITMENTS Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $64,174 and $66,033 for the years ended December 31, 2007 and 2006, respectively. The Company has future minimum lease obligations as follows:

December 31,

2008	69,044
2009	69,044
2010	17,261
2011	-

Total	155,349

NOTE 12 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss, included in stockholders’ equity at December 31, 2007 and 2006 are as follows:

Foreign
Currency
Translation
Adjustment

Balance at December 31, 2005	$ 6,340

Change for 2006	31,931

Balance at December 31, 2006	38,271

Change for 2007	55,988

Balance at December 31, 2007	$ 94,259

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSAKT LTD.

		By:	/s/ James Wu
Name: James Wu
Title: President and Chief Executive Officer
(principal executive officer)
Date:	June 25, 2008

		By:	/s/ Taifen Day
Name: Taifen Day
Title: Chief Financial Officer (principal financial
officer and principal accounting officer)
Date:	June 25, 2008