Form 20-F
period 2008-12-31
TRANSAKT LTD.
filed 2009-07-16
CIK 1263872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number: 000-50392

TransAKT Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 260, 1414 – 8thStreet S.W., Calgary, Alberta, Canada, T2R 1J6
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

On December 31, 2008, there were a total of 102,645,120 common shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ X ] Yes    [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.
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
[ ] Yes    [ ] No

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

Selected Financial Data US GAAP
(USD$)

	2008	2007
Operating Revenues	9,546,132	9,687,678
Income (loss) from Operations	(206,483)	(1,463,176)
Net Income (loss)	(420,776)	(921,158)
Net Loss per share (basic and diluted)	(0.00)	(0.01)
Dividends per share	-	-
Weighted Ave Shares Outstanding	102,645,120	99,707,278
Working Capital	1,493,102	1,778,734
Long Terms Debt	-	-
Shareholders’ Equity	1,531,931	1,854,514
Capital Stock	3,260,018	3,260,018
Total Assets	6,161,158	6,331,827

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

3.D. Risk Factors

INVESTMENT IN OUR COMMON SHARES IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS:

Risks Relating to Our Stock

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained operating losses for each of the fiscal years ended December 31, 2008 and 2007 of respectively $(420,776) and $(921,158). We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2009. If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

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

Cash flow from operations for the fiscal years ended December 31, 2008 and 2007 were $(890,840) and $(1,110,500), respectively. We have been dependent upon the proceeds of equity and non-equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget or that anticipated revenues will be realized when needed, lines of credit will be available if necessary or that additional capital will be available. We anticipate that over the next twelve (12) months, we will need a minimum of $3,000,000 to sustain operations and market our products effectively.

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

The Large Number of Shares Eligible for Future Sale by Existing Shareholders May Adversely Affect the Market Price for Our Common Shares.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At December 31, 2008, we had 102,645,120 common shares outstanding. On that date, we had no common shares reserved for issuance under our stock option plan; and no common shares reserved for issuance under the warrants issued pursuant to various private placements.

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

We sustained operating losses for each of the fiscal years ended December 31, 2008 and 2007 of $(420,776) and $(921,158), respectively. In addition, we expect to incur an operating loss in 2009.

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have now completed development of our initial products and have entered into the sales and distribution phase. Our current business is the design, development and manufacturing of mobile wireless solutions and telecommunications equipment and solutions for enterprise and consumer markets including VoIP solutions in Taiwan and the Far East. In 2009, our business will include the design, manufacturing, and distribution of telecommunications equipment, including specialized VoIP compatible phone systems and multi-line cordless telephone systems, and the distribution of name brand telecommunications equipment including Panasonic, Sanyo, Siemens, etc. in Taiwan and the Far East.

2. Principal Markets

Our mobile point-of-sale (“MPOS”) products are no longer available. HTT’s products are currently distributed in Taiwan and we plan to expand distribution to China, other regions of Asia and North America beginning in 2009. We have had limited revenues in the last four (4) fiscal years as we only began marketing our VoIP products in October 2004.

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

Property, Plants and Equipment

We have no material tangible fixed assets as we subcontract all manufacturing to third parties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In the fourth quarter of 2007, we began expansion of our operations into China and we received regulatory approval of our operations in the second quarter of 2008. Management expects to achieve exponential revenue growth and profits beginning in the third quarter of 2009.

1. Changes in Net Sales or Revenues

Revenues for the year ended December 31, 2008 decreased by $141,546 to $9,546,132 compared to $9,687,678 for the same period in 2007. The decrease was due to the economic downturn during the fiscal year. We expect our sales to improve in 2009.

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

1. Sources of Liquidity

Our primary source of liquidity as of December 31, 2008 is our cash on hand and accounts receivable. Net cash (used in) operations for the year ended December 31, 2008 was $(890,840) as compared to net cash (used in) operations of $(1,110,500) during the same period in 2007. The decrease in net cash used in operating activities was a result of the decrease in cost of sales and operating expenses described below. Our cash and cash equivalents were $205,658 and $228,061 as of December 31, 2008 and 2007, respectively. Our current assets totaled $6,122,329 on December 31, 2008. Our current liabilities were $4,629,227 on December 31, 2008. Working capital was $1,493,102 as of December 31, 2008.

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

Our Cash Flows

Net sales

Net sales for the year ended December 31, 2008 totaled $9,546,132 compared to $9,687,678 for the year ended December 31, 2007, a decrease of $141,546 or approximately 1.5% . The increase was due to the economic downturn during the fiscal year. We expect our sales to improve in 2009.

Cost of Sales

Cost of sales for the year ended December 31, 2008 totaled $8,489,638 or approximately 88.9% of net sales compared to $9,440,398 or approximately 97.4% for the year ended December 31, 2007, a decrease of $950,760 or approximately 10%. The decrease was due to decreased purchase costs including purchase allowance from major vendors for the year ended December 31, 2008.

Operating Expenses

Operating expenses for the year ended December 31, 2008 totaled $1,262,977 or approximately 13% of net sales compared to $1,710,456 or approximately 18% for the year ended December 31, 2007, a decrease of $447,479 or approximately 26%. The decrease in operating expenses was due to decreases in travel expense, commission, and professional fee, which is partially offset by increases in payroll and pension expenses.

Income (Loss) from Operations

Loss from operations for the year ended December 31, 2008 totaled $(206,483) or approximately (2.2)% of sales compared to $(1,463,176) or approximately (15.1)% of sales for the year ended December 31, 2007, a decrease of $1,256,693. The decrease in loss from operations was primarily due to decreased purchase costs and operating expenses recognized in 2008.

Interest Expense

Interest expense for the year ended December 31, 2008 totaled $122,573 compared to $113,138 for the year ended December 31, 2007, an increase of $9,435 or approximately 8.3% . The increase was due to increased capital requirements to finance the launch of new product lines during the fiscal year.

Net Income (Loss)

Loss for the year ended December 31, 2008 totaled $(420,776) compared to $(921,158) for the year ended December 31, 2007, an increase of $500,382. The decrease in net loss was primarily due to decreases in purchase costs and operating expenses recognized in 2008 as described above.

2. Financial Instruments

Net cash provided by financing activities totaled $886,531 for the year ended December 31, 2008, compared with net cash used in financing activities of $1,749,430 for the same period in 2007. The decrease was mainly due to the decrease in cash proceeds received from the private placement of shares and operating loans borrowed. In 2007, we closed a private placement of 8,650,000 shares for total proceeds of $1,037,653. No private placement was closed in 2008.

Net cash provided by (used) in investing activities totaled $20,094 for the year ended December 31, 2008, compared with $(536,360) for the same period in 2007. The increase in cash provided by investing activities was the result of a decrease in restricted cash in 2008 which was partially offset by increase in investments.

3. Material Commitments for Capital Expenditures

We anticipate expanding our current operations in Taiwan into mainland China over the next twelve (12) months. We estimate that expenditures related to this project will be approximately USD$500,000. We intend to finance the project through the private placement of our common shares.

Research and Development, Patents and Licenses, etc.

In 2007, we spent USD$400,000 for the development of the multiline cordless phone systems. No significant research and development expenses were incurred in 2008.

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

Year	Amount (for leases)
2009	$53,942
2010	$21,483
Total	$75,425

We lease various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $83,677 and $64,717 for the years ending December 31, 2008 and 2007, respectively. Our lease for office space in Taiwan expires in December 2009 and our lease in Canada expires in 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Name	Age	Position
James Wu	55	Chairman, Chief Executive Officer, President and Director
Taifen Day	49	Chief Financial Officer
Cheng Chun-Chih	62	Director (Chairman of Taiwan Halee International Co. Ltd.)
Dr. Shiau Tzong- Huei	54	Director (Chief Technical Officer of Taiwan Halee International Co. Ltd. and Chairman of TransAKT Taiwan Corp.)
Tseng Ming-Huang	40	Director
Mark Fletcher	45	Director and Corporate Secretary
J.T. Wang	43	Vice President of Asia Operations

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

Dr. Shiau Tzong-Huei- Director (Chief Technical Officer of Taiwan Halee and Chairman of TransAKT Taiwan Corp.)

Dr. Shiau holds a Ph.D in Computer Sciences from the University of Wisconsin-Madison, an MSc in Mathematics from the John Hopkins University and a BSc in Mathematics from the National Taiwan University. Dr. Shiau has been a director of Taiwan Halee since 2003, is a specialist in digital cordless switching and has directed the engineering team at the Hsinchu Science Park (“HSP”) for more than fifteen (15) years. Established in December 1980, HSP leads the high-tech industry as the most respected science park created by the Taiwanese government. Dr. Shiau is the founder and current Chief Technical Officer of Computer & Communications Associates, INC. (now UWIN Technologies), a research and development oriented company.

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

Name and Principal Position	Annual Compensation			Long-Term Compensation
	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Stock Awards
				Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)
James Wu President & Chief Executive Officer	90,000
J.T. Wang Vice President of Asia Operations	40,000
Taifen Day Chief Financial Officer
Lionel Ni Director

Mark Fletcher Director
Tseng Ming-Huang Director
Leroy Wolbaum Director

Board Practices

The following table lists information for our last completed financial year (2008) with respect to our directors and executive officers.

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

Share Ownership

The following table sets forth information, as of June 23, 2009, with respect to the beneficial ownership of our common stock, by each of our executive officers and directors, and by our executive officers and directors as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable executive officers and directors have the right to exercise in the next sixty (60) days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Total	Percent of
				Class (2)
James Wu (1)	5,000,000	-	5,000,000	4.9%
Cheng Chun-Chih	5,000,000	-	5,000,000	4.9%
Tseng Ming-Huang	50,000	-	50,000	-
Dr. Shiau Tzong-Huei	1,000,000	-	1,000,000	1.0%
Mark Fletcher	-	-	-	-
Taifen Day	-	-	-	-
All Officers and Directors as a	11,050,000	-	11,050,000	10.8%
group

(1)	James Wu is our current President and CEO.
(2)	Based on 102,645,120 common shares outstanding as of June 23, 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of June 23, 2009, with respect to the beneficial ownership of our common shares by each person known to be the beneficial owner of more than five percent (5%) of the outstanding common shares, by each of our executive officers and directors, including the names of our major shareholders, the number of their shares and the percentage of outstanding shares of each class owned by each of them.

TITLE OF	BENEFICIAL	AMOUNT AND NATURE	PERCENT
CLASS	OWNER	OF BENEFICIAL OWNER	OF
			CLASS (1)

Common	James Wu	5,000,000	4.9%
Common	Cheng Chun Chih	5,000,000	4.9%
Common	Hsieh Chi-Hsien	7,650,000	7.5%
Common	Lin Yu-Hsiung	10,000,000	9.7%
Common	Pan Yu-Jung	6,000,000	5.9%

(1) Based on 102,645,120 common shares outstanding as of June 23, 2009.

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

A loan payable to a related party amounted to $216,632 and $48,954 as of December 31, 2008 and 2007, respectively. The amount is payable to our officers and is interest free, unsecured, all current, and without fixed terms of repayment.

The Company also had loans payable to five shareholders amounted to $60,400 as of December 31, 2008. The unsecured loans bear interest at the rate of 12% per annum, and due on May and June 2010.

As at December 31, 2007, the Company had $178,289 due from an officer of TransAKT Ltd. This amount was unsecured, interest free and due on demand. Subsequently on March 2008, the officer paid $340,000 to clear his debt and loaned the remaining amount to the Company.

Interests of Experts and Counsel

None of our named experts or counsellors was or is employed on a contingent basis, owns an amount of our shares or our subsidiaries which is material to that person, or has a material, direct or indirect economic interest us.

ITEM 8.	FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page F-1.

ITEM 9.	THE OFFER AND LISTING

Offer and Listing Details

(a)	Set forth below are the annual high and low market prices for our stock for the last five (5) most recent full financial years ending December 31.

	2004*	2005	2006	2007	2008
High	$0.60	0.23	0.24	0.25	0.12
Low	0.27	0.031	0.04	0.042	0.01

* These numbers represent the annual high and low market prices for our stock since it commenced trading on the TSX Venture Exchange (“TSX”) on October 18, 2000. We voluntarily de-listed from the TSX on September 17, 2004.

(b)	Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

For the Over-the-Counter Bulletin Board (“OTC.BB”)(1)

Year 2007

Quarter	March	June	Sept	Dec
High	0.25	0.23	0.158	0.095
Low	0.06	0.11	0.09	0.042

Year 2008

Quarter	March	June	Sept	Dec
High	0.07	0.07	0.12	.02
Low	0.04	0.02	0.01	.01

Year 2009

Quarter	March
High	0.02
Low	0.01

(1)	Our stock began trading on the OTCC.BB on May 20, 2004.

(c) Set forth below are the high and low market prices for each month for the most recent six (6) months on the OTC.BB.

Six Months	December	January	February	March	April	May
	2008	2009	2009	2009	2009	2009
High	0.02	0.02	0.01	0.02	0.06	0.04
Low	0.01	0.01	0.01	0.01	0.03	0.03

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

TransAKT Ltd. (the "Corporation") will adhere to high ethical standards in all of its business activities and all of the Corporation's directors, officers, employees and consultants are expected to maintain these standards. The Corporation's directors, officers, employees and consultants are expected to strive to deal fairly with the Corporation's security holders, customers, suppliers and competitors.

The Corporation and its directors, officers, employees and consultants shall comply with all laws and regulations applicable to the Corporation's activities. Directors, officers, employees and consultants must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of laws governing the affairs of the Corporation in any jurisdiction where it carries on business.

In view of the ever-increasing complexity of the law affecting business activity, whenever a director, officer, employee or consultant is in doubt about the application or interpretation of any legal requirement, the director, officer, employee or consultant should seek the advice of the President and Chief Executive Officer of the Corporation or, if that is not considered satisfactory, the Corporation's legal counsel.

1.	No business operation should be considered effective or complete without proper attention to safety, health and the environment.

2.

The Corporation believes that its directors, officers, employees and consultants are a valuable asset to be treated fairly without discrimination by reason of race, national or ethnic origin, color, religion, age, sex, sexual orientation, marital status or physical handicap.

3.	Directors, officers, employees and consultants shall not use their status with the Corporation to obtain personal gain from those doing or seeking to do business with the Corporation.

4.

Directors, officers, employees and consultants shall not furnish, on behalf of the Corporation, expensive gifts or provide excessive benefits to other persons. At times, the Corporation's suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, you may accept nominal gifts on behalf of the Corporation. If in doubt, consult a senior officer of the Corporation for advice in this regard or if you are an officer or director, consult the Chairman of the Corporation.

5.

The direct or indirect use of the Corporation's funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires approval of a senior executive officer of the Corporation.

6.

All dealings between directors, officers, employees and consultants of the Corporation and public officials are to be conducted in a manner that will not, and will not appear to, compromise the integrity or impugn the reputation of any public official or the Corporation.

7.

Directors, officers, employees and consultants who become involved in a situation in which their personal interests conflict or might conflict with their duties to the Corporation must immediately report the situation to their manager or a senior executive officer or, in the case of officers or directors, to the Chairman of the Corporation.

8.

Directors, officers, employees and consultants have an obligation to promote the best interests of the Corporation at all times. They should avoid any action which may involve a conflict of interest with the Corporation.

9.	Where conflicts of interest arise, directors, officers, employees and consultants must provide full disclosure of the circumstances and not be involved in any related decision making process.

10.

Directors, officers, employees and consultants should also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Corporation.

11.

All directors, officers, employees and consultants are responsible for protecting the Corporation's assets and managers are specifically responsible for establishing and maintaining appropriate internal controls to safeguard the Corporation's assets against loss from unauthorized use or disposition.

12.

The books and records of the Corporation must reflect in reasonable detail all of its business transactions in a timely and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles. All assets and liabilities of the Corporation must be recorded as necessary to maintain accountability for them. All business transactions must be properly authorized and transactions must be supported by materially accurate documentation in reasonable detail and recorded properly.

13.

No information may be concealed from the Corporation's external auditors, the board of directors of the Corporation or any committee of the board of directors of the Corporation. In addition, it is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing the Corporation's financial statements.

14.

Certain of the Corporation's records, reports, papers, devices, processes, plans, methods and apparatus are considered by the Corporation to be confidential information, and directors, officers, employees and consultants are prohibited from revealing such matters except as may be allowed under the Corporation's Disclosure Policy. Confidential information includes, but is not limited to, technical information, results, observations, analyses, compilations, evaluations, assessments, business or commercial data or plans and investor related data. The term "confidential information" relates to the underlying nature of the information, covering both oral and written information, and is independent of the medium on which the information is stored. It thus covers information stored on paper, various magnetic media, computer, microfiche or any other medium.

15.

During the course of employment in the case of employees, the term of the consulting contract with the Corporation in the case of consultants and during their term as directors or officers in the case of directors and officers of the Corporation and for a period of one year thereafter, directors, officers, employees and consultants shall not use for their own financial gain or disclose for the use of others, confidential information, obtained as a result of their position with the Corporation.

16.

As a publicly traded entity, the Corporation has an obligation to comply with the rules relating to disclosure of material information under the relevant Canadian and American securities legislation and the rules, policies and guidance of the OTCBB.

17.

In accordance with the Corporation's disclosure obligations, all financial communications and reports must contain full, accurate and timely manner. All directors, officers, employees and consultants who are responsible for the preparation of the Corporation's public disclosure, or who provide information as part of the process, have a responsibility to ensure that such disclosure is prepared and information is provided honestly, accurately and in compliance with the various disclosure controls and procedures.

18.

Any director, officer, employee or consultant in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Corporation complies with its timely disclosure obligations.

19.

Speculation in business, shares and other securities, land or other ventures of any kind on the basis of confidential information obtained in the course of a director's, officer's, employee's or consultant's duties with the Corporation is prohibited. This includes but is not limited to shares or securities of any company which the Corporation is evaluating or is studying as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and the Corporation.

20.

It is the responsibility of every director, officer, employee and consultant to bring to the attention of the Corporation knowledge of any situation which might adversely affect the Corporation's reputation. All directors, officers, employees and consultants are encouraged to report, verbally, or in writing any evidence of improper practice of which they are aware. As used here, the term "improper practice" means any illegal, fraudulent, dishonest, unsafe, negligent or otherwise unethical action by a director, officer, employee or consultant.

21.

The Corporation and the Corporation's directors, officers, employees and consultants shall comply with copyright law and any other laws applicable to the use of computer software, hardware and related materials, as well as with any and all contracts entered into by the Corporation with suppliers or licensers of computer software, hardware and related materials.

22.

Any waiver of this Code for directors or officers may be made only by the board of directors and will be promptly disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code will be disclosed as required by law. Waivers in respect of employers or consultants may be given by the President and Chief Executive Officer who shall report any waivers given to the board of directors at its next meeting.

All directors, officers, employees and consultants are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. Violations of this Code will result in the Corporation taking effective remedial action commensurate with the severity of the violation. This action may include disciplinary measures up to and including termination in the case of a director, employee or officer or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings. If determined appropriate, a matter may be referred to the appropriate authorities.

This Code of Conduct has been approved by the board of directors of the Corporation.

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

Audit Fees

Our external auditors, KCCW Accountancy Corp., charged total fees of $45,000 for the year ended December 31, 2008. All of the $45,000 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, Kabani & Company, Inc., charged total fees of $100,000 for the year ended December 31, 2007. All of the $100,000 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

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

TRANSAKT LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TransAKT Ltd.

We have audited the accompanying consolidated balance sheet of TransAKT Ltd. and its subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of TransAKT Ltd. as of December 31, 2008, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated deficit of $(1,789,249) at December 31, 2008 including a net loss of $(420,776) during the year ended December 31, 2008. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KCCW Accountancy Corp.

Diamond Bar, California
June 15, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

TransAKT Ltd and Subsidiaries
Calgary, Canada.

     We have audited the accompanying consolidated balance sheet of TransAKT Ltd and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransAKT Ltd and Subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

/s/ KABANI & COMPANY, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
February 6, 2008

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	December 31,	December 31,
Assets	2008	2007
Current Assets
Cash and cash equivalents	$205,658	$228,061
Restricted cash	563,756	751,044
Accounts receivable, net	2,245,101	2,912,005
Inventory, net	2,924,211	1,929,840
Other receivable	4,351	231,701
Prepaid expenses	26,683	25,107
Due from shareholders	-	178,289
Investments	152,569	-
Total current assets	6,122,329	6,256,047

Property and Equipment, net	9,205	45,397

Deposits	29,624	30,382

Total Assets	$6,161,158	$6,331,827

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	December 31,	December 31,
Liabilities and Shareholders' Equity	2008	2007
Current Liabilities
Accounts payable and accrued expenses	$1,556,676	$1,974,528
Other payable	22,120	96,190
Bank loans	2,773,399	2,357,641
Loan payable to related party	277,032	48,954
Total current liabilities	4,629,227	4,477,313

Commitments and contingencies

Shareholders' Equity
Common stock, unlimited shares authorized for issuance,
no par value, 102,645,120 shares issued and outstanding	3,260,018	3,260,018
Prepaid consulting	-	(131,290)
Other comprehensive income	61,162	94,259
Accumulated deficit	(1,789,249)	(1,368,473)
Total shareholders' equity	1,531,931	1,854,514

Total Liabilities and Shareholders' Equity	$6,161,158	$6,331,827

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007

Revenues:
Sales of goods, net	$9,546,132	$9,687,678
Total revenues	9,546,132	9,687,678

Operating costs and expenses:
Cost of sales	8,489,638	9,440,398
Selling, general and administrative expenses	1,262,977	1,710,456

Loss from operations	(206,483)	(1,463,176)

Other income (expenses)
Interest income	8,147	6,516
Other expense	(82,308)	-
Gain on settlement of debt	-	4,603
Miscellaneous income	-	655,242
Interest expense	(122,573)	(113,138)
Total other income	(196,734)	553,224

Loss before provision for income taxes	(403,217)	(909,952)

Provision for income taxes	17,559	11,206

Net loss	$(420,776)	$(921,158)

Weighted average number of common shares:
Basic and diluted	102,645,120	99,707,278

Not loss per share:
Basic and diluted	$(0.00)	$(0.01)

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2008 and 2007

				Other
	Common Stock		Prepaid	Comprehensive	Accumulated
	Shares	Amount	Consulting	Earning	Deficit	Total
Balance at December 31, 2006	90,912,620	$1,832,174	$(189,151)	$38,271	$(411,994)	$1,269,299
Issuance of shares for cash	8,772,500	1,037,653	-	-	-	1,037,653
Issuance of shares for services	2,000,000	362,098	(131,290)	-	(35,320)	195,488
Issuance of shares for compensation	500,000	-	-	-	-	-
Issuance of shares for debt settlement	460,000	28,093	-	-	-	28,093
Amortization of consulting fees	-	-	189,151	-	-	189,151
Foreign currency translation adjustment	-	-	-	55,988	-	55,988
Net loss	-	-	-	-	(921,158)	(921,158)
Balance at December 31, 2007	102,645,120	3,260,018	(131,290)	94,259	(1,368,473)	1,854,514
Amortization of consulting fees	-	-	131,290	-	-	131,290
Foreign currency translation adjustment	-	-	-	(33,097)	-	(33,097)
Net loss	-	-	-	-	(420,776)	(420,776)
Balance at December 31, 2008	102,645,120	$3,260,018	$-	$61,162	$(1,789,249)	$1,531,931

TRANSAKT LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities
Net loss	$(420,776)	$(921,158)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	18,526	64,976
Gain on settlement of debt	-	(4,603)
Loss on disposal of fixed assets	16,724	-
Investment loss	9,279	-
Issuance of shares for services	-	195,488
Amortization of consulting fees	121,592	189,151
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	858,511	(242,458)
(Increase) Decrease in inventory	(1,052,753)	189,174
(Increase) Decrease in other receivables	(4,529)	68,420
Decrease in prapaid expense	44,206	54,221
(Increase) in deposits	(329)	(18,921)
(Decrease) in accounts payable and accrued expenses	(405,066)	(401,517)
(Decrease) in note payable	(76,225)	(292,209)
Increase in tax payable	-	8,936
Net cash used in operating activities	(890,840)	(1,110,500)

Cash flows from investing activities
Proceeds from sales of property and equipment	91	-
(Increase) Decrease in restricted cash	188,104	(536,360)
Increase in investments	(168,101)	-
Net cash provided by (used in) investing activities	20,094	(536,360)

Cash flows from financing activities
Proceeds from issuance of loan payable	454,333	993,731
Proceed from loan from related party	432,198	-
Payment on loan to related party	-	(281,954)
Issuance of shares for cash	-	1,037,653
Net cash provided by financing activities	886,531	1,749,430

Effect of exchange rate changes on cash and cash equivalents	(38,188)	21,738

Net increase (decrease) in cash and cash equivalents	(22,403)	124,308

Cash and cash equivalents
Beginning	228,061	103,753
Ending	$205,658	$228,061

Supplemental disclosure of cash flows
Cash paid during the year for:
Income tax	$30,524	$3,201
Interest expense	$115,391	$93,858

Supplemental disclosure of noncash financing activity

The Company issued 460,000 shares to settle debt amounting to $32,495 during the year ended December 31, 2007.

TRANSAKT LTD. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

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

Exchange Gain (Loss):

During the years ended December 31, 2008 and 2007, the transactions of TransAKT Holdings Limited, Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited were denominated in foreign currency and were recorded in Taiwan Dollar (TWD) and Canadian Dollar (CAD) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Translation Adjustment

The Company’s functional currency is the Taiwan and Canadian dollar; however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($).

As of December 31, 2008 and 2007, the accounts of TransAKT Holdings Limited, Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited were maintained, and its financial statements were expressed, in CAD and TWD. Such financial statements were translated into U.S. Dollars (USD) in accordance with Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation,” with CAD and TWD as the functional currencies. According to the Statement, all assets and liabilities were translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income” as a component of shareholders’ equity.

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

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109’ (FIN 48). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in tax return. FIN 48 also provides guidance on the recognition and derecognition of income tax assets and liabilities; classification of current and deferred income tax assets and liabilities; accounting for interest and penalties associated with tax positions; accounting for income taxes in interim periods; and income tax disclosures. The cumulative effect of the application of the provisions of FIN 48 is described in note 9.

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

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Allowance for doubtful debts amounted to $187,353 as at December 31, 2008 ($145,839 as at December 31, 2007).

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower. As of December 31, 2008 and 2007, inventory consisted only of finished goods.

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

Furniture and Fixtures	3 -5 years
Equipment	3- 5 years
Computer Hardware and Software	3- 5 years
Automobile	3-5 years

As of December 31, 2008, Property, Plant & Equipment consist of the following:

Computer and office equipment	$81,587
Accumulated depreciation	(72,382)

$9,205

Depreciation expenses were $18,526 and $64,976 for the years ended December 31, 2008 and 2007, respectively.

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

Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, the Company believes that, as of December 31, 2008 and 2007 there were no significant impairments of its long-lived assets.

Recent accounting pronouncements

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or the Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. FAS 157-4 amends Statement No. 157 to provide additional guidance on (i) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (ii) circumstances that may indicate that a transaction is not orderly. FSP No. FAS 157-4 also requires additional disclosures about fair value measurements in interim and annual reporting periods. FSP No. FAS 157-4 is effective for the Company for the quarter ending June 30, 2009. The Company does not expect the adoption of FSP No. FAS 157-4 to have a material effect on its condensed consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP No. FAS 115-2”). FSP No. FAS 115-2 provides additional guidance on the timing of impairment recognition and greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold. FSP No. FAS 115-2 also requires additional disclosures about impairments in interim and annual reporting periods. FSP No. FAS 115-2 is effective for the Company for the quarter ending June 30, 2009. The Company does not expect the adoption of FSP No. FAS 115-2 to have a material effect on its condensed consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB No. 28-1, Interim Disclosures about Fair Value of Financial Instruments, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The disclosure requirements of FSP No. FAS 107-1 and APB No. 28-1 will be required to be included in the Company’s interim condensed consolidated financial statements for the three and six months ending June 30, 2009.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, which amends Statement No. 132(R) Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106, to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The disclosure requirements of FSP No. FAS 132(R)-1 will be required to be included in the Company’s annual consolidated financial statements for the year ending December 31, 2009.

Going Concern

The Company has incurred a net loss of $420,776 and $921,158 during the years ended December 31, 2008 and 2007, respectively, and has an accumulated deficit of $1,789,249 AND $1,368,473 as of December 31, 2008 and December 31, 2007, respectively.

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

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related assets is dependent upon future commercial success of the technologies and raising sufficient funds to continue research and development as well as to effectively market its products. Through December 31, 2008, the Company has not realized commercial success of the technologies, nor have they raised sufficient funds to continue research and development or to market its products.

There can be no assurances that there will be adequate financing available to the Company and the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company has taken certain restructuring steps to provide the necessary capital to continue its operations. These steps included: (1) Tightly budgeting and controlling all expenses; (2) Expanding the company’s operations into China, expanding product lines and recruiting a strong sales team to significantly increase sales revenue and profit in 2009; (3) The Company plans to continue actively seeing additional funding opportunities to improve and expand upon our product lines.

Note 3 – OTHER RECEIVABLES

The other receivables are summarized as follows:

	2008	2007
Other receivables	$-	$173,890
Advance to suppliers	4,351	45,106
Others	-	12,705
Total	$4,351	$231,701

As of December 31, 2008, the balance of other receivables consists of $ $4,351 of advance to suppliers for purchase of merchandise.

As of December 31, 2007, the Company had $231,701 in other receivables from various customers. The customers issued checks with future date as payment to the Company. These receivables are interest free, unsecured, and receivable on due dates.

Note 4 – PREPAID EXPENSES

As of December 31, 2008, prepaid expenses were $26,683, which is comprised of prepaid auto lease of $8, 693, prepaid tax of $14,530, and others of $3,460.

As of December 31, 2007, prepaid expenses were $25,107, which is comprised of prepaid auto lease of $15,785, prepaid tax of $7,895 and others of $1,427.

Note 5 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The accounts payable and accrued expenses as of December 31, 2008 and 2007 are summarized as follows:

	2008	2007
Accounts payable	$1,390,155	$1,796,606
Accrued expenses	153,482	119,532
Payroll tax payable	-	3,447
Other payables	-	46,815
Income Taxes Payable	13,039	8,128

Total	$1,556,676	$1,974,528

Note 6 - RELATED PARTY TRANSACTIONS

Loan Payable To A Related Party

Temporary Loan payable to related parties amounted to $216,632 as of December 31, 2008. The amount is payable to an officer of TransAKT Taiwan and is interest free, unsecured, and without fixed terms of repayment.

Loan payable to related parties amounted to $48,954 as of December 31, 2007. The amount is payable to an officer of TransAKT Taiwan and is interest free, unsecured, all current, and due on December 31, 2008.

The Company also had loans payable to five shareholders amounted to $60,400 as of December 31, 2008. The unsecured loans bear interest at the rate of 12% per annum, and due on May and June 2010.

Amount Due From A Related Party

As at December 31, 2007, the Company had $178,289 due from an officer of Canadian TransAKT. This amount is unsecured, interest free and due on demand. Subsequently on March 2008, the officer paid $340,000 to clear his debt and loaned the remaining amount to the Company.

Note 7 - LOANS PAYABLE

The Company has loan payable amounting to $2,773,399 as of December 31, 2008 from several commercial banks in Taiwan. The loans are partially secured by certificate of deposits for $563,756. The loans payable at December 31, 2008 comprised of the following:

Nature	Due on	Interest per Annum	Amount

Secured note payable from a bank	1/21/2009	5.04%	13,725
Secured note payable from a bank	3/26/2009	5.04%	91500
Secured note payable from a bank	4/19/2009	5.04%	70,760
Secured note payable from a bank	1/18/2009	5.75%	41,300
Secured note payable from a bank	1/25/2009	5.75%	47,304
Secured note payable from a bank	2/3/2009	5.75%	71,400
Secured note payable from a bank	2/11/2009	5.75%	62,700
Secured note payable from a bank	1/3/2009	5.75%	52,150
Secured note payable from a bank	3/4/2009	5.75%	27,400
Secured note payable from a bank	3/4/2009	5.75%	69,200
Secured note payable from a bank	5/13/2009	6.25%	30,900
Secured note payable from a bank	5/24/2009	6.25%	39,300
Secured note payable from a bank	6/21/2009	5.50%	94,300
Secured note payable from a bank	6/17/2009	5.50%	39,000
Secured note payable from a bank	2/28/2009	5.19%	121,695
Secured note payable from a bank	4/29/2009	5.64%	122,000
Secured note payable from a bank	12/17/2009	3.715%	152,500
Secured note payable from a bank	1/5/2009	6.25%	31,495
Secured note payable from a bank	1/14/2009	6.25%	26,000
Secured note payable from a bank	1/23/2009	6.25%	68,560
Secured note payable from a bank	1/23/2009	6.25%	2,455
Secured note payable from a bank	1/30/2009	6.25%	31,800
Secured note payable from a bank	2/27/2009	6.25%	40,900
Secured note payable from a bank	3/11/2009	6.25%	35,400
Secured note payable from a bank	3/24/2009	6.25%	33,800
Secured note payable from a bank	4/3/2009	6.25%	67,200
Secured note payable from a bank	4/7/2009	6.25%	77,000
Secured note payable from a bank	4/6/2009	6.25%	41,300
Secured note payable from a bank	4/13/2009	6.25%	55,000
Secured note payable from a bank	4/24/2009	6.25%	36,000
Secured note payable from a bank	5/4/2009	6.25%	14,000
Secured note payable from a bank	5/30/2009	6.25%	113,150
Secured note payable from a bank	5/13/2009	2.97%	446,629
Secured note payable from a bank	6/6/2009	3.46%	32,400
Secured note payable from a bank	1/2/2009	3.39%	252,156
Secured note payable from a bank	1/2/2009	3.33%	178,730
Secured note payable from a bank	2/2/2009	3.24%	220,820
Secured note payable from a bank	3/2/2009	2.96%	221,430
Secured note payable from a bank	11/30/2008	3.725%	153,850
	Total		$2,773,399
	Current portion		$2,773,399
	Long-term portion		$-

Note 8 - STOCKHOLDERS' EQUITY

On January 25, 2007, the Company issued 460,000 shares of common stock to Patrick Hillier and Manfred Schauer in connection with the settlement of debt. These shares have been recorded at fair value of $28,093, based on the price of the stock on the agreement date. The Company recorded gain on settlement of debt amounting to $4,603.

On January 25, 2007, the Company issued 22,500 shares of common stock to Rick Martens as 10% commission for arranging the private placement in September 2006 .These shares have been recorded as net of cash received as part of private placement..

On January 25, 2007 the Company issued 500,000 shares to its former shareholders as compensation for loss of capital due to termination of a distribution agreement for the Asia Pacific region. The Company recorded those shares as deemed dividend amounting to $35,320.

On April 3, 2007, the Company had a private placement and issued 8,650,000 shares of common stock. The Company issued share at $0.12 per share for cash.

On April 3, 2007, the Company issued 100,000 shares of common stock to Allen Schwabe as 10% commission for arranging the private placement to 10 individuals in British.Columbia in April 2007 .These shares have been recorded as net of cash received as part of private placement.

On April 27, 2007, the Company issued 2,000,000 shares of common stock to Liu Fu Ming, an outside consultant, as compensation for service provided. These shares were recorded at the fair market value of $326,778, based on the price of stock on the agreement date. The consulting agreement is for the period of 12 months starting April 27, 2007. Since the compensation for services is settled thru issuance of shares therefore the Company recorded $195,488 as an expense for the period and the balance of $131,290 was recorded as prepaid consulting for the service not performed as part of equity.

Stock Based Compensation:

Stock Option Plan

In 2004 the Company filed a stock option plan where management is authorized to issue 5,250,000 shares under the plan.

Activity under the 2004 plan is as follows:

		Weighted	Aggregate
	Number of	Average	Intrinsic Value
2004 Equity Incentive Plan	Shares	Exercise Price
Outstanding at December 31, 2005	4,235,000	$0.36	$-
Granted in 2006	4,600,000
Exercised in 2006	(4,235,000)
Canceled in 2006	(1,900,000)
Outstanding at December 31, 2006	2,700,000	$0.18
Exercisable at December 31, 2006	2,700,000	$0.18	$-
Expired in 2007	(2,700,000)
Outstanding at December 31, 2007	-
Exercisable at December 31, 2007	-

All outstanding options under the 2004 plan have expired during the year 2007.

Note 9– INCOME TAXES

The Company was incorporated under the laws of the Province of Alberta, Canada and has operations in primarily two tax jurisdictions - Taiwan and Canada. For certain operations in Taiwan and Canada, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2008 and 2007. Accordingly, the Company has no net deferred tax assets.

Canada

The statutory tax rate under Canada tax law is 34%. The Company has significant income tax net operating losses (“NOL”) carried forward from prior years. Due to the uncertainty of the realizability of the related deferred tax assets, a reserve equal to the amount of deferred income taxes has been established at December 31, 2008 and 2007. The Company has provided 100% valuation allowance to the deferred tax assets as of December 31, 2008 and 2007.

Taiwan

The statutory tax rate under Taiwan tax law is 25%. The Company has several deferred tax asset items. Due to the uncertainty of the realizability of the related deferred tax assets, a reserve equal to the amount of deferred income taxes has been established at December 31, 2008 and 2007. The Company has provided 100% valuation allowance to the deferred tax assets as of December 31, 2008 and 2007.

The provision for income taxes from continuing operations on income consists of the following for the years ended December 31, 2008 and 2007:

	2008	2007

Income tax expense – current	$17,559	$11,206
Income tax expense – deferred	-	-
Total income tax expense	$17,559	$11,206

The following is a reconciliation of the statutory tax rate to the effective tax rate for the years ended December 31, 2008 and 2007:

	2008		2007
Canadian tax at statutory rate	34%		34%
Valuation allowance	(34%	)	(34%	)
Taiwan tax at statutory rate	25%		25%
Valuation allowance	-		(24%	)
Net effect of non-taxable income/non-deductible expenses:			-
Unrealized investment loss	46%		-
Foreign currency exchange loss	244%		-
Effective tax rate	315%		1%

Deferred taxes:

The tax effect of temporary differences that give rise to the Company’s deferred tax asset as of December 31, 2008 and 2007 are as follows:

Canada:	2008	2007
Deferred tax asset – non-current:
Net operating loss carry forward	$2,241,872	$2,569,000
Valuation allowance	(2,241,872)	(2,569,000)
Net deferred tax asset	$-	$-

Taiwan:	2008	2007
Deferred tax asset – non-current:
Net operating loss carry forward	$-	$24,000
Foreign currency exchange loss	14,280	-
Other temporary non-deductible difference	2,539	-
Valuation allowance	(16,819)	(13,000)
Net deferred tax asset	$-	$11,000

Note 10 - COMMITTMENTS

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates. Rental expense for these leases consisted of approximately $83,677 and $64,174 for the years ended December 31, 2008 and 2007, respectively. The Company has future minimum lease obligations as follows:

December 31,

2009	53,942
2010	21,483
Total	75,425

Note 11 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2008 and 2007 are as follows:

Foreign Currency
Translation
Adjustment
Balance at December 31, 2006	$38,271
Change for 2007	55,988
Balance at December 31, 2007	94,259
Change for 2008	(33,097)
Balance at December 31, 2008	$61,162

Note 12 - FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157, effective January 1, 2008. SFAS No. 157 applies to “investments”, which were composed of mutual funds that were measured and reported on a fair value basis.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value of certificates of deposit, the Company uses the market approach. SFAS No. 157 establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available. The Company does not currently have any financial instruments utilizing Level 1 inputs.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The certificates of deposit, which were the only component of long-term investments, utilized Level 2 inputs. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following table summarizes by level within the fair value hierarchy “investments” as of December 31, 2008.

	Level 1	Total
Investments
Mutual funds	$152,569	$152,569
	$152,569	$152,569

******

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSAKT LTD.

Date: June 25, 2009	By: /s/ James Wu
Name: James Wu Title: President and Chief Executive Officer (principal executive officer)

Date: June 25, 2009	By: /s/ Taifen Day
Name: James Wu Title: Chief Financial Officer (principal financial officer and principal accounting officer)