Form 20-F/A
period 2008-12-31
TRANSAKT LTD.
filed 2009-07-20
CIK 1263872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A

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

Not applicable to Form 20-F/A filed as an Annual Report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F/A filed as an Annual Report.

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

3.B. Capitalization and Indebtedness

Not applicable to Form 20-F/A filed as an Annual Report.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable to Form 20-F/A filed as an Annual Report.

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

Plan of Distribution

Not applicable to Form 20-F/A filed as an Annual Report.

Markets

Currently, our shares trade on the OTCC.BB under the symbol TAKDF. There is a limited trading market for our shares and the market is not liquid.

Selling Shareholders

Not applicable to Form 20-F/A filed as an Annual Report.

Dilution

Not applicable to Form 20-F/A filed as an Annual Report.

Expenses of the Issue

Not applicable to Form 20-F filed as an Annual Report.

ITEM 10.	ADDITIONAL INFORMATION

Share Capital

Not applicable to Form 20-F/A filed as an Annual Report.

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

Dividends and Paying Agents

Not applicable to Form 20-F/A filed as an Annual Report.

Statements By Experts

Not applicable to Form 20-F/A filed as an Annual Report.

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

Not applicable to Form 20-F/A filed as an Annual Report.

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

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have elected to report under Item 17.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit
1.1*	Articles of Amalgamation
1.2*	Bylaws
2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note
12.1**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for James Wu
12.2**	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Taifen Day
13.1**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for James Wu
13.2**	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Taifen Day

* Incorporated by reference to the Exhibits filed with our Form 20-F filed on September 16, 2003.
** Filed herewith.

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

TRANSAKT LTD.

Date: July 20 , 2009	By: /s/ James Wu
Name: James Wu Title: President and Chief Executive Officer (principal executive officer)

Date: July 20 , 2009	By: /s/ Taifen Day
Name: James Wu Title: Chief Financial Officer (principal financial officer and principal accounting officer)