Form 20-F
period 2009-12-31
TRANSAKT LTD.
filed 2010-06-29
CIK 1263872

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288
Expires: December 31, 2012
Estimated average burden hours per response 2645.00

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________________to ______________________

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

On December 31, 2009, there were a total of 102,645,120 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[ X ] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ X ] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]	Other	[ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [ ] Item 18
_________________________________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [X] No

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

Selected Financial Data US GAAP
(USD$)

	2009	2008	2007
Operating Revenues	10,623,736	9,546,132	9,687,678
Income (loss) from Operations	(186,069)	(206,483)	(1,463,176)
Net Income (loss)	(249,643)	(420,776)	(921,158)
Net Loss per share (basic and diluted)	(0.00)	(0.00)	(0.01)
Dividends per share	-	-	-
Weighted Ave Shares Outstanding	102,645,120	102,645,120	99,707,278
Working Capital	1,164,286	1,493,102	1,778,734
Long Terms Debt	-	-	-
Shareholders’ Equity	1,220,848	1,531,931	1,854,514
Capital Stock	3,260,018	3,260,018	3,260,018
Total Assets	4,980,879	6,161,158	6,331,827

This Annual Report contains financial statements that were prepared in USD with conversions of certain amounts of Taiwan Dollars (“TWD”) and Canadian Dollars (“CAD”) converted into USD based upon the exchange rate in effect at the end of the calendar year to which the amount relates, or the exchange rate on the date specified. These translations should not be construed as representations that the TWD and CAD amounts actually represent such USD amounts or that TWD and CAD could be converted into USD at the rate indicated.

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

3.D. Risk Factors

INVESTMENT IN OUR COMMON SHARES IS HIGHLY SPECULATIVE. A PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS:

Risks Relating to Our Stock

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained operating losses for each of the fiscal years ended December 31, 2009 and 2008 of $249,643 and $420,776, respectively. . We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2010. If we are unable to achieve profitability or to raise sufficient capital to carry out our business plan, we may not be able to continue operations.

We Have a Limited Operating History and Are Still Proving the Viability of Our Products and Business Model, and thus, We May Be Unable to Sustain Operations and You May Lose Your Entire Investment.

Since inception, we have been primarily focused on research and development. In April 2003, our products became commercially available and in 2006, we significantly changed our product line. We are still adding to our product line and are in the process of proving the viability of our products and business model. If our business model proves unsuccessful or our products prove unviable, we may not be able to sustain operations and our ability to raise additional funding may be jeopardized.

Our Competition Has Greater Resources Than We Do and Can Respond More Quickly to Changes in Our Industry Which Could Adversely Affect our Ability to Compete.

Communications-based businesses are intensely competitive and involve a high degree of risk. Public acceptance of our products may never reach the magnitude required for us to achieve commercial profitability.

Many of our existing competitors, as well as a number of potential new competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. These factors may allow them to respond more quickly than us to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Internet publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the quality and commercial viability of their products or services.

Volatility of Global Economic Conditions May Affect Our Ability to Raise Capital and our Product Costs Which May Affect Our Ability to Continue Operations.

Our revenues, profitability, future growth, and the carrying value of our assets are substantially dependent on prevailing global economic conditions, generally, and on fluctuations in specific factors such as exchange rates, rates of inflation, governmental stability and the occurrence of economically disruptive events, such as war or natural or industrial disaster. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon these factors. The negative impact of these factors on sales orders originating from an affected country would have an adverse effect on our borrowing capacity, revenues, profitability and cash flows from operations. For example, unfavorable changes in exchange rates can increase the cost of our products and reduce revenues, resulting in reduced profitability. In the event that our profitability is reduced and we are unable to maintain our profit margins, our ability to raise or to borrow capital may decrease. In addition, as has been recently experienced, general downturns in the technology sector worldwide have made fundraising difficult. Since the marketing of our products will require us to raise additional capital, such downturns may have an adverse affect on our ability to continue operations and to effectively market our products.

We are Dependent on Key Personnel Who Have Extensive Knowledge of Our Products and Business and thus, the Loss of One or More of These Individuals May Adversely Affect Our Business.

We are heavily dependent upon the expertise of our management and certain other key officers and directors who have extensive knowledge of our products and our operations, and the loss of one or more of these individuals could have a material adverse effect on our business. We do not maintain key-person insurance policies on any of our executive officers. Since we are a technology driven company, our future success also depends on our ability to continue to attract, retain, and motivate highly skilled employees in the telecommunications technology sector, and in the technology sector, generally. Competition for employees in our industry is intense. We may be unable to retain key employees or to attract, assimilate, or retain other highly qualified employees in the future. We currently have employment agreements with our key executive officers, engineers and other key employees. These contracts are for five (5) year terms and include non-competition clauses.

If We Are Unable to Respond To the Rapid Technological Change in Our Industry, Our Products Could Become Obsolete and We May Be Unable to Compete, Resulting In the Termination of Our Operations.

The communications technology industry is characterized by rapid and significant technological change. Many communication applications have a short life cycle. For example, our former payment system technologies product lines became obsolete and reached their end-of-life. Furthermore, due to changes in governmental policy, the cellular phones that our products were designed to work with have become obsolete. Going forward, our main products will be in the areas of telecommunications equipment, including VoIP hardware, HTT’s USB Dongle designed for use with Skype, HTT’s SkyDECT, HTT’s EZDECT advanced multi-line cordless telephone systems, etc. We also plan to distribute other name-brand telecommunications equipment in Taiwan, China and other regions throughout Asia. Our future success will depend in large part on our ability to continue to respond to such changes. If we are unable to respond to such changes and/or new or improved competing technology is developed, our technology may be rendered non-competitive. In the event that we are unable to respond to these changes, our ability to raise capital to carry out our business plan may be severely restricted. In addition, our profitability may decrease as any existing inventory may need to be sold at a discount. In this event, our cash flow and liquidity would also be decreased.

Government Regulation Could Adversely Affect Our Ability to Sell Our Products.

Laws and regulations directly applicable to communications, commerce and advertising are becoming more prevalent. In addition, the growth and development of the communications industry may prompt calls for more stringent consumer protection laws, both in Canada and abroad, that may impose additional burdens on companies. Recently, the United States government mandated wireless number portability for all new cell phones allowing consumers to keep their existing phone numbers when changing carriers. The implementation of wireless number portability rendered several then popular cellular phone models obsolete. In the event that a phone model that our unit attaches to is rendered obsolete by regulations such as wireless number portability, our sales and inventory values would be adversely affected. In addition, to the extent that regulatory bodies impose restrictions on VoIP, our ability to compete with major telecommunication companies would be effected. The result would be decreased profitability, which may adversely affect our share price.

Government regulations could also potentially slow down our expansion plans. We may be required to obtain approval of our products from several regulatory agencies. Regulatory approval processes can be onerous and slow, and could adversely affect our ability to meet our financial projections. Further, compliance with different national standards may require additional capital investments and testing. If we are unable to obtain such financing or to obtain any necessary approvals, our business could be adversely impacted.

We Will Need Additional Funds In Order to Implement Our Intended Projects and There Is No Assurance That Such Funds Will Be Available As, If and When Needed, Which May Adversely Affect Our Operations.

We generated positive cash flow from operations of $1,007,964 for the fiscal year ended December 31, 2009, and negative cash flow from operations of $890,840 for the same period in 2008. Although our operating activities generated net proceeds in fiscal 2009, we continue to be dependent on the proceeds of equity and non-equity financing to fund our operations. No assurances can be given that our actual cash requirements will fall within our budget, that anticipated revenues will be realized when needed, that lines of credit will be available to us if required, or that additional capital will be available to us. We anticipate that over the next twelve (12) months, we will need a minimum of $3,000,000 to sustain operations and market our products effectively.

Failure to obtain such additional funds on terms and conditions that we deem acceptable may materially and adversely affect our ability to effectively market and distribute our products, resulting in decreased revenues which may also result in a decreased share price.

The Market Price of Our Common Shares Has Been and Will In All Likelihood Continue To Be Volatile, Which May Adversely Affect the Value of Your Investment.

The market price of our common shares has fluctuated over a wide range and it is likely that the price of our common stock will continue to fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of our common shares.

Our shares currently trade on the Over-the-Counter Bulletin Board (“OTCC.BB”) with limited activity. If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed by the Financial Industry Regulation Authority (“FINRA”) on our market makers or by the Securities and Exchange Commission (“SEC”) on us, there may not be any liquidity for our shares. What’s more, we have not generated any profit from the sale of our products to date. These factors could have a negative impact on the liquidity of any investment made in our stock.

The Value and Transferability of Our Shares May Be Adversely Impacted By the Penny Stock Rules.

Holders of our common stock in the United States may experience substantial difficulty in selling their securities as a result of the “penny stock rules.” Our common stock is subject to the penny stock rules propagated by the Securities SEC, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. Accredited investors generally include institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to make a market in our stock.

The Large Number of Shares Eligible for Future Sale by Existing Shareholders May Adversely Affect the Market Price for Our Common Shares.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At December 31, 2009, we had 102,645,120 common shares outstanding. On that date, we had no common shares reserved for issuance under our stock option plan; and no common shares reserved for issuance under the warrants issued pursuant to various private placements.

No prediction can be made as to the effect, if any, that sales of shares of our common stock or the availability of such shares for sale will have on the market prices of our common stock.

We Have Limited Sales of Products to Date and No Assurance Can Be Given That Our Products Will Be Widely Accepted In the Marketplace, Which May Adversely Affect Your Investment.

Our future sales, and therefore, our cash flow, income, and ultimate success, are highly dependent on success in marketing our products and consumer acceptance of those products. If our products are not widely accepted or we are unable to market our products effectively, we may face reduced share prices, decreased profitability, and decreased cash flow.

There Is A Limited Public Market for Our Common Shares At This Time In the United States Which May Affect Your Ability to Sell Our Stock.

Our shares currently trade on the OTCC.BB with limited trading. If this market is not sustained or we are unable to satisfy any future trading criteria that may be imposed on our market makers by the Financial Industry Regulations Authority (“FINRA”) or by the SEC on us, there may not be any liquidity for our shares. We have generated only limited revenue from the sale of our products to date. These factors could have a negative impact on the liquidity of any investment made in our stock.

You Should Not Expect to Receive Dividends.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements, and such other factors that our board of directors may deem relevant at that time.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

TransAKT Ltd. (“we”, “us”, “our”, or similar terms) was incorporated in the Province of British Columbia on December 10, 1996 as Green Point Resources Inc. On October 18, 2000, we changed our name to Wildcard Wireless Solutions Inc. On June 30, 2001, we filed Articles of Continuance in the Province of Alberta and became an Alberta corporation. On that same day, we conducted an amalgamation with Wildcard Communications Canada Inc., an Alberta corporation, our wholly-owned subsidiary, wherein Wildcard Communications Canada was merged into Wildcard Wireless Solutions Inc. On June 20, 2003, we changed our name to TransAKT Corp. We changed our name from TransAKT Corp. to TransAKT Ltd. on July 12, 2006. The legislation under which we operate is the Alberta Company Act and our registered office is located at Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, T2R 1J6 (403) 290-1744.

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

Over the past three (3) years we have made no major capital expenditures and we currently have no planned capital expenditures. In 2004, we purchased the assets of IP Mental Inc. in consideration for shares of our common stock that were fair valued at USD$2,944,000. We also advanced additional consideration of USD$500,000 to IP Mental Inc. by way of a promissory note payable to us. Other capitalized costs in the transaction were $363,618, which included a finder’s fee in stock of $294,400 and miscellaneous acquisition costs. On May 19, 2006, IP Mental Inc. settled its debt with us in the amount of $505,150 in exchange for the return of 9,300,000 of our common shares. Our outstanding shares were reduced correspondingly. On November 15, 2006, we acquired HTT, for the sum of USD$5,000,000. The purchase price was paid by the delivery to the shareholders of HTT of: (i) USD$200,000 in cash; (ii) USD$300,000 in a promissory note from us due in cash six (6) months after closing; (iii) 50,000,000 of our common voting shares, with a deemed value of USD$0.09 per share; and (iv) 5,000,000 of our common voting shares issued to Mr. James Wu as performance-based compensation. Other than the acquisitions of IP Mental Inc. and HTT, we have generally only had capital expenditures on computer equipment, tools and dies, patents, and trademarks.

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

Business Overview

1. Operations and Principal Activities

We began operations in 1997 and commercialized our first product line of wireless point-of-sale (“WPOS”) terminals in April 2003. With the use of cellular phones, these terminals allow merchants to accept payments anywhere, anytime. In October 2004, through the acquisition of the business and certain assets of IP Mental Inc., we entered the VoIP business. We currently offer a range of telecommunications products including VoIP equipment and advanced multi-line cordless phone systems.

We sustained operating losses of $249,643 and $420,776 during the years ended December 31, 2009 and 2008, respectively, and incurred an accumulated deficit of $2,038,892 and $1,789,249 as of December 31, 2009 and December 31, 2008, respectively. In addition, we expect to incur an operating loss in 2010.

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have now completed development of our initial products and have entered into the sales and distribution phase. Our current business is the design, development and manufacturing of mobile wireless solutions and telecommunications equipment and solutions for enterprise and consumer markets including VoIP solutions in Taiwan and the Far East. In 2010, our business will include the design, manufacturing, and distribution of telecommunications equipment, including specialized VoIP compatible phone systems and multi-line cordless telephone systems, and the distribution of name brand telecommunications equipment including Panasonic, Sanyo, Siemens, etc. in Taiwan and the Far East.

2. Principal Markets

Our WPOS payment system products are no longer available. The products of HTT, our subsidiary, are currently distributed in Taiwan and we plan to continue to expand distribution of these products to China, other regions of Asia and North America beginning in late 2010. We have had limited revenues in the last four (4) fiscal years as we only began marketing our VoIP products in October 2004. The expansion of our distribution network will depend on our ability to raise required financing through private placements.

Our first product was the TransAKT™. The TransAKT™ is a wireless point-of-sale (“WPOS”) device that clips onto the back of certain Motorola cellular phones providing the user with a mechanism for swiping cards with magnetic stripes (e.g., credit cards, debit cards, etc.) for conducting wireless commercial transactions. Once attached, the phones are used to send transaction information over the cellular network to the processing center for credit approval. This application provides mobile merchants, business professionals and consumers with voice, data and transactional capability all in one handheld device. TransAKT™ was never adapted for use with other types of cellular phones and is no longer distributed or produced.

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

It is not our intention to engage in the capital and management intensive endeavor of manufacturing our own products. We intend to outsource our manufacturing, warehousing and distribution. Following this approach, we do not expect that we will experience volatility in our gross margins because all outsourcing will be undertaken on a fixed contract basis. We have spent considerable time identifying suitable international engineering and manufacturing firms.

We are not generally restricted with respect to the selection of manufacturers for our products. To date, we have been able to select from a number of potential contractors and manufacturers and have been able to contract with well-organized firms that have a proven track record. Our WPOS products are no longer in production and our VoIP products are being manufactured in Taiwan and China.

3. Seasonality

Our products can be used all year round and are not affected by seasonal trends.

4. Sources and Availability of Raw Materials

All raw materials for our products are sourced from China, Taiwan and the United Kingdom. The computer components used in our products can be subject to high price volatility and to the risk of obsolescence. In order to control component costs and the risk of their obsolescence, we contract with a manufacturer at a set price for the building of our products over a number of terminals. The manufacturer becomes responsible for making sure that enough components are in stock and, if components become unavailable, to quickly implement minor product changes to allow for components to be replaced. This process is conducted for all manufacturing of our products.

5. Marketing Channels

We are no longer marketing the WPOS products. For VoIP, we plan to align ourselves with Internet Service Providers (“ISPs”), computer retailers, telephone companies, and computer manufacturers to capitalize on the existing distribution infrastructure. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We plan to develop new businesses and joint ventures and to enter into distribution agreements to diversify our products, clients and geographic revenue base. We have recruited a senior sales executive from a major consumer electronics corporation to help us develop the Asian market for our products.

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

6. Patents or Licenses

Patent rights, copyrights, trademarks, trade secrets and similar intellectual property rights are important to our success. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect both their and our proprietary rights.

Our patent application for our VoIP technology filed in United States was cancelled and we are no longer pursuing any patents for this technology. In addition, all our intellectual properties relating to the WPOS technologies have become obsolete and were written off on December 20, 2006.

7. Competitive Position

Competition in the cordless phone market is currently decreasing. Innovation in this market is primarily focused on combining different technologies in new ways. Our management believes that our SKYDECT, a single device capable of connecting to different technologies, is an example of such innovation. Our research and development team is focused on creating similarly innovative products.

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

We do not rely on a single revenue base or third parties for revenue generation. We also have kept our marketing, allowances or rebates to a minimum. Our management believes that these factors will allow us to effectively compete in the industry and minimize our costs, thereby allowing us to focus on intellectual property development.

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

Vetch

Vetch was founded in Hong Kong in October 1976 by two (2) engineers. Vetch began its operations with 2,000 sq. ft. of office space and a staff of forty (40) employees. Sales in Vetch’s first year were under US$1 million. Today, Vetch has worldwide operations and approximately 20,000 employees. In fiscal year 2010, Vetch recorded sales of over US$1.5 billion in fiscal 2010.

In 1984, Vetch introduced its first self-designed satellite receiver. By 1991, Vetch had designed a new generation of high frequency cordless telephones employing microwave technology - the 900MHz cordless phone.

Subsequently, Vetch introduced several new generations of 900MHz cordless phones and has –established itself as a leading provider of high-frequency cordless phones in the US.

In 1988, to assist in business expansion, Vetch moved its production facilities to Dungun, Guangdong province in southern China. Currently, Vetch has two (2) manufacturing sites in China, located at Housie town and Liao Science Park, within hours of its headquarters in Hong Kong.

Vetch acquired the consumer phone business of Lucent Technologies, as well as a license to sell AT&T branded products on wire line telephones and accessories in the US and Canada in April 2000. These transactions allowed Vetch to expand its product range to be sold under both the "Vetch" and the "AT&T" brand names.

In August of 2002, Vetch launched the industry's first 5.8GHz cordless phone in the US. Furthermore, Vetch amended the AT&T brand license agreement in which the revised terms granted Vetch exclusive rights to sell AT&T-branded wire line telephone products and accessories in Greater China, and non-exclusive rights in Europe, Mexico, Central and South America.

Uniden

Uniden’s principal activities are to develop, manufacture and sell telecommunication equipments and related products. Its operations are carried out through the following divisions: telephone-related equipment; wireless communication and applied equipment; digital home appliances and others. The telephone-related equipments division deals in cordless phones and mobile phones. The wireless communication and applied equipment division deals in handheld walkie-talkies radios, radar detectors and scanners. The other activities include marine electronics, CB radios and business phones manufacturing. Uniden develops its products in Japan and China and has manufacturing facilities in Asia. Its North American subsidiary manufactures and markets wireless consumer products for sale in North, Central, and South America. Uniden had sales of over $547 million in fiscal 2010.

Advance Wireless Technology Corp.

Advance Wireless Technology Corp. (“Advance Wireless”) was established in 2000 as a design house engaged in the development of wireless communication and networking products. Its founders were predominantly from a Taiwan-based communication company, Vida SMS (Sun Moon Star) Group, which develops and markets pagers and cellular phones.

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

BBK Communication Equipment Ltd.

Founded in 1995 as one of three (3) subsidiaries (communication equipment, A/V electronics, and educational electronics), BBK Communication Equipment Ltd. (“BBK”) specializes in the research, development, production and distribution of DECT phones, 2.4G digital cordless telephones, GSM WLL/FWP phones, basic telephones, caller ID phones, and 46-49MHz cordless telephones. BBK has business partners in Russia and Vietnam, and is expanding worldwide. BBK currently sells only to the Chinese market and has annual sales of over $100 million.

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

Organizational Structure

We have one (1) wholly owned subsidiary, TransAKT Holdings Limited (a Turks and Caicos company). TransAKT Holdings Limited owns all of the issued and outstanding shares of TransAKT Taiwan Corp, our Taiwan based operating company. Other than holding the shares of TransAKT Taiwan Corp., TransAKT Holdings Limited is non-active. TransAKT Taiwan Corp. owns all of the issued and outstanding shares of Taiwan Halee International Co. Ltd. (“HTT”) (a Taiwan corporation).

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

In the fourth quarter of 2007, we began planning the expansion of our operations into China and in the second quarter of 2008 we received regulatory approval to carry on business in China. However, the expansion of our product distribution into China will be subject to our ability to raise additional financing through the private placement of our common stock. Subject to our ability to obtain additional financing, our management expects to see continued revenue growth and profit recognition in fiscal 2011 through the expansion of our operations into China.

1. Changes in Net Sales or Revenues

Revenues for the year ended December 31, 2009 increased by $1,077,604 to $10,623,736 compared to $9,546,132 for the same period in 2008. The increase was due to general economic recovery in 2009 from the economic downturn experienced in 2008, which resulted in increased sales. We expect our sales to improve in 2010.

2. Impact of Inflation

Inflation is not considered to be a material factor affecting our continuing operations, as the inflation rate of the country in which we are presenting our financial statements remains low.

3. Impact of Foreign Currency Fluctuations

Our revenue and cost of product sales are primarily earned and spent in Taiwan Dollars (“TWD”) and Canadian Dollars (“CAD”). Operating expenses are likewise primarily denominated in TWD and CAD. Consequently, significant movements in exchange rates may have a significant impact on our financial results. In addition, sales and cost of products for our Taiwan office are based in United States dollars (“USD”) while operational expenses are in TWD and CAD, and therefore, any significant movements in exchange rates between the USD and the TWD or CAD may also have a significant impact on our financial results.

4. Governmental Economic, Fiscal, Monetary of Political Policies

There are no known governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments by host country shareholders.

1. Sources of Liquidity

Our primary source of liquidity as of December 31, 2009 is our cash on hand and accounts receivable. Net cash provided by operations for the year ended December 31, 2009 was $1,007,964. For the year ended December 31, 2008, operations provided no net cash and used net cash of $890,840. The increase in net cash provided by operations was a result of the decrease in accounts receivable and inventory, which is partially offset by the increase in prepaid expense and deposits, and a decrease in accounts payable. Our cash and cash equivalents were $ 874,418 and $205,658 as of December 31, 2009 and 2008, respectively. Our current assets were $4,904,858 on December 31, 2009. Our current assets totaled $6,122,329 on December 31, 2008. The decrease in current assets during 2009 was primarily due to a decrease in inventory. Working capital was $1,164,286 as of December 31, 2009 compared to $1,493,102 as of December 31, 2008.

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

Our Cash Flows

Net sales

Net sales for the year ended December 31, 2009 were $10,623,736 compared to $9,546,132 for the year ended December 31, 2008 representing an increase of $1,077,604 or approximately 11%. The increase in sales was due to the overall economic recovery in 2009 from the downturn experienced in fiscal 2008. We expect to achieve modest growth in sales during fiscal 2010.

Cost of Sales

Cost of sales for the year ended December 31, 2009 totaled $9,780,380 or approximately 92% of net sales compared to $8,489,638 or approximately 88.9% of net sales for the year ended December 31, 2008, representing an increase crease of $1,290,742 or approximately 15%. The increase was due to increased purchase costs from major vendors for the year ended December 31, 2009.

Operating Expenses

Operating expenses for the year ended December 31, 2009 totaled $1,029,425 or approximately 9.6% of net sales compared to $1,262,977 or approximately 13% of net sales for the year ended December 31, 2008 representing a decrease of $233,552 or approximately 18.4% . The decrease in operating expenses was due to decreases in commission, payroll, rent, and professional fees, which were partially offset by increases in bad debt and legal expenses.

Income (Loss) from Operations

Loss from operations for the year ended December 31, 2009 totaled $186,069 or approximately 1.7% of net sales compared to $206,483 or approximately 2.2% of sales for the year ended December 31, 2008, representing a reduction in loss of $20,414 or approximately 10%. The reduction in loss from operations was primarily due to reduced operating expenses and increased sales recognized in 2009.

Interest Expense

Interest expense for the year ended December 31, 2009 totaled $96,474 compared to $122,573 for the year ended December 31, 2008, representing a decrease of $26,099 or approximately 21%. The decrease was due to decreased capital requirements resulting in decreased borrowing and increased repayment of loans.

Net Income (Loss)

Loss for the year ended December 31, 2009 totaled 249,643 compared to a loss of $420,776 for the year ended December 31, 2008, representing a decreased in losses of $171,133 or approximately 41%. The decrease in net loss was primarily due to decreased operating expenses and currency exchange gains recognized in 2009.

2. Financial Instruments

Net cash used in financing activities totaled $495,805 compared with net cash provided by financing activities of $886,531 for the year ended December 31, 2008. The decrease was mainly due to the net decrease in cash proceeds received from bank loans and operating loans borrowed from related parties. In 2007, we closed a private placement of 8,650,000 shares for total proceeds of $1,037,653. No private placement was closed in 2008. On May 29, 2009, we received $30,000 in consideration of the issuance of a convertible promissory note due May 29, 2011. The notes will accrue interest at 12% per annum due upon maturity. The note is convertible at any time after the first anniversary after the closing date, at the holder’s option, into shares of our common stock at a price of $0.02 per share.

Net cash provided by investing activities totaled $173,333 for the year ended December 31, 2009 compared to the $20,094 used in investing activities for the year ended December 31, 2008. The increase in cash provided by investing activities resulted primarily from an increase in the proceeds from the sale of investments in fiscal 2009.

3. Material Commitments for Capital Expenditures

Subject to our ability to obtain additional financing, we anticipate expanding our current operations in Taiwan into mainland China over the next twelve (12) months. We estimate that expenditures related to this project will be approximately USD$1,000,000. We intend to finance the project through the private placement of our common shares.

Research and Development, Patents and Licenses, etc.

In 2007, we spent USD$400,000 for the development of our multiline cordless phone systems. No significant research and development expenses were incurred in 2008 or 2009.

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

In addition to risks described elsewhere in this report, we are subject to each of, and the cumulative effect of all the following uncertainties. We have risk management practices in place designed to offset these uncertainties to the greatest extent possible; however there are no guarantees that these practices will be effective. These uncertainties include, but are not necessarily limited to:

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

Year	Amount (for leases)
2010	$21,483
Total	$21,483

We lease various office facilities under operating leases that terminate on various dates in 2010. Rental expense for these leases consisted of approximately $39,596 and $83,677 for the years ended December 31, 2009 and 2008, respectively. We have future minimum lease obligations of $21,483 for the twelve-month period ended December 31, 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Name	Age	Position
James Wu	57	Chairman, Chief Executive Officer, President and Director
Taifen Day	51	Chief Financial Officer
Cheng Chun-Chih	64	Director (Chairman of Taiwan Halee International Co. Ltd.)
Dr. Shiau Tzong-Huei	55	Director (Chief Technical Officer of Taiwan Halee International Co. Ltd. and Chairman of TransAKT Taiwan Corp.)
Tseng Ming-Huang	41	Director
J.T. Wang	44	Vice President of Asia Operations

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

Dr. Shiau Tzong-Huei- Director (Chief Technical Officer of Taiwan Halee and Chairman of TransAKT Taiwan Corp.)
Dr. Shiau holds a Ph.D in Computer Sciences from the University of Wisconsin -Madison, an MSc in Mathematics from the John Hopkins University and a BSc in Mathematics from the National Taiwan University. Dr. Shiau has been a director of Taiwan Halee since 2003, is a specialist in digital cordless switching and has directed the engineering team at the Hsinchu Science Park (“HSP”) for more than fifteen (15) years. Established in December 1980, HSP leads the high-tech industry as the most respected science park created by the Taiwanese government. Dr. Shiau is the founder and current Chief Technical Officer of Computer & Communications Associates, INC. (now UWIN Technologies), a research and development oriented company.

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
Taifen Day Chief Financial Officer
Lionel Ni Director
Mark Fletcher Director, Corporate Secretary*
Tseng Ming-Huang Director
Leroy Wolbaum Director

* Mr. Fletcher resigned as our Corporate Secretary and as a Director on our Board of Directors on May 1, 2009.

Board Practices

The following table lists information for our last completed financial year (2009) with respect to our directors and executive officers.

Name	Position	Director(1) or Executive Officer Since
James Wu	Chairman, President and CEO	2004/10/25
Cheng Chun-Chih	Director	2006/12/14
Dr. Shiau Tzong-Huei	Director	2006/12/14
Mark Fletcher(2)	Director and Corporate Secretary	2006/05/26(2)
Taifen Day	Chief Financial Officer	2006/07/27
Tseng Ming-Huang	Director	2006/05/25

(1)

Each director is elected at our Annual General Meeting and holds office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with our Articles or the Company Act (Alberta) or he or she becomes disqualified as a director.

(2)	Mr. Fletcher resigned as our Corporate Secretary and as a Director on our Board of Directors on May 1, 2009.

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

Share Ownership

The following table sets forth information, as of June 22, 2010, with respect to the beneficial ownership of our common stock, by each of our executive officers and directors, and by our executive officers and directors as a group. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable executive officers and directors have the right to exercise in the next sixty (60) days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Options	Total	Percent of
				Class (2)
James Wu (1)	5,000,000	-	5,000,000	4.9%
Cheng Chun-Chih	5,000,000	-	5,000,000	4.9%
Tseng Ming-Huang	50,000	-	50,000	-
Dr. Shiau Tzong-Huei	1,000,000	-	1,000,000	1.0%
Mark Fletcher	-	-	-	-
Taifen Day	-	-	-	-
All Officers and Directors as a group	11,050,000	-	11,050,000	10.8%

(1) James Wu is our current President and CEO.
(2) Based on 102,645,120 common shares outstanding as of June 22, 2010.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information, as of June 22, 2010, with respect to the beneficial ownership of our common shares by each person known to be the beneficial owner of more than five percent (5%) of the outstanding common shares, by each of our executive officers and directors, including the names of our major shareholders, the number of their shares and the percentage of outstanding shares of each class owned by each of them.

TITLE OF	BENEFICIAL	AMOUNT AND NATURE	PERCENT
CLASS	OWNER	OF BENEFICIAL OWNER	OF
			CLASS (1)

Common	James Wu	5,000,000	4.9%
Common	Cheng Chun Chih	5,000,000	4.9%
Common	Hsieh Chi-Hsien	7,650,000	7.5%
Common	Lin Yu-Hsiung	10,000,000	9.7%
Common	Pan Yu-Jung	6,000,000	5.9%

(1) Based on 102,645,120 common shares outstanding as of June 22, 2010.

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

As of December 31, 2009 and 2008, there were $435,225 and $216,632 advances outstanding from related parties, respectively.

The advances are repayable to our officers and are interest free, unsecured, current, and without fixed terms of repayment.

We also had loans payable to five shareholders amounted to $60,400 as of December 31, 2009 and 2008. The unsecured loans bear interest at the rate of 12% per annum, and due on May and June 2010.

As at December 31, 2007, we had $178,289 due from an officer of TransAKT Ltd. This amount was unsecured, interest free and due on demand. Subsequently on March 2008, the officer paid $340,000 to clear his debt and loaned the balance of $161,171 to us.

Interests of Experts and Counsel

None of our named experts or counsellors was or is employed on a contingent basis, owns an amount of our shares or our subsidiaries which is material to that person, or has a material, direct or indirect economic interest us.

ITEM 8. FINANCIAL INFORMATION

The required financial statements are provided at the end of this Annual Report starting on Page 26.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

(a) Set forth below are the annual high and low market prices for our stock for the last five (5) most recent full financial years ending December 31.

	2005*	2006	2007	2008	2009
High	0.23	0.24	0.25	0.12	0.055
Low	0.031	0.04	0.042	0.01	0.007

* These numbers represent the annual high and low market prices for our stock as quoted on the Over the Counter Bulletin Board (“OTC.BB”). Our stock began quotation on the OTCC.BB on May 20, 2004. Previously, our stock traded on the TSX Venture Exchange (“TSX”) which trading began on October 18, 2000. We voluntarily de-listed from the TSX on September 17, 2004.

(b) Set forth below are the high and low market prices for each full financial quarter for the two most recent full financial years and any subsequent period.

For the Over-the-Counter Bulletin Board (“OTC.BB”)(1)

Year 2007

Quarter	March	June	Sept	Dec
High	0.25	0.23	0.158	0.095
Low	0.06	0.11	0.09	0.042

Year 2008

Quarter	March	June	Sept	Dec
High	0.07	0.07	0.12	.02
Low	0.04	0.02	0.01	.01

Year 2009

Quarter	March	June	Sept	Dec
High	0.02	0.055	0.03	0.028
Low	0.01	0.025	0.015	0.007

Year 2010

Quarter	March
High	0.01
Low	0.0051

(1) Our stock began trading on the OTCC.BB on May 20, 2004.

(c) Set forth below are the high and low market prices for each month for the most recent six (6) months on the OTC.BB.

Six Months	December 2009	January 2010	February 2010	March 2010	April 2010	May 2010
High	0.0198	0.01	0.007	0.0088	0.0078	0.71
Low	0.007	0.0055	0.0065	0.005	0.0051	0.78

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

Material Contracts

On April 27, 2007, we entered into a consulting agreement with Mr. Liu Fu Ming for a twelve (12) month period beginning on April 27, 2007. Persuant to this agreement, we issued 2,000,000 shares of common stock to Mr. Liu, as compensation for service provided. These shares were recorded at the fair market value of $326,778, based on the price of stock on the agreement date. Since the compensation for services is settled through issuance of shares, we recorded $195,488 as an expense for the period and the balance of $131,290 was recorded as prepaid consulting for the service not performed as part of equity.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Form 20-F filed as an Annual Report. In respect of Items 12.D.3 and 12.D.4, no fees or charges are payable by any holder of American depositary receipts in respect of our securities and no payments have been made to us by any depositary.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics as part of a broader “code of conduct”, which addresses ethical issues as well as broader corporate governance issues. Our code of conduct has been approved by our Board of Directors and is applicable to all our directors, officers, employees and consultants, including but not limited to our principle executive officer, our principal financial officer and principal accounting officer, and any persons performing similar functions. No amendments have been made or waivers granted in respect of any provision of our Code of Ethics during the most recently completed fiscal year.

A copy of the code of ethics portion of our code of conduct is attached to this annual report as Exhibit “A”.

In addition, we practice corporate governance in accordance with rules and regulations in Canada.

Corporate governance relates to the activities of our our directors who are elected by and accountable to the shareholders and takes into account the role of management who are appointed by the Board and who are charged with our on-going management. Our Board of Directors encourages sound corporate governance practices designed to promote our well being and on-going development, having always as its ultimate objective the best long-term interests of us and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board is of the view that our corporate governance policies and practices, outlined in our Code of Ethics, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Audit Fees

Our external auditors, KCCW Accountancy Corp., charged total fees of $45,000 for the year ended December 31, 2009. All of the $45,000 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees. Our external auditors, KCCW Accountancy Corp., charged total fees of $45,000 for the year ended December 31, 2008. All of the $45,000 above was for audit fees and none of the amount was for audit-related fees or income tax preparation fees.

Audit-Related Fees

None.

Tax Fees

None.

All Other Fees

None.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The required financial statements are provided herein starting on page 26.

ITEM 18. FINANCIAL STATEMENTS

See above.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit
1.1*	Articles of Amalgamation
1.2*	Bylaws
2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note
11.	Code of Ethics
12.1	CEO Certification Pursuant to Section 302
12.2	CFO Certification Pursuant to Section 302
13.1	CEO Certification Pursuant to Section 906
13.2	CFO Certification Pursuant to Section 906

* Incorporated by reference to the Exhibits filed with our Form 20-F filed on September 16, 20 03.

TRANSAKT LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TransAKT Ltd.

We have audited the accompanying consolidated balance sheets of TransAKT Ltd. and its subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial positions of TransAKT Ltd. as of December 31, 2008 and 2009, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated deficit of $(2,038,892) at December 31, 2009 including a net loss of $(249,643) during the year ended December 31, 2009. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KCCW Accountancy Corp.

Diamond Bar, California
June 6, 2010

TRANSAKT LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 and 2008

	December 31,	December 31,
ASSETS	2009	2008
Current Assets
Cash and cash equivalents	$874,418	$205,658
Restricted cash	498,540	563,756
Accounts receivable, net	2,049,995	2,245,101
Inventory	1,373,516	2,924,211
Other receivable, net	6,278	4,351
Prepaid expenses	51,196	26,683
Investments	50,915	152,569
Total Current Assets	4,904,858	6,122,329

Property & Equipment, net	3,130	9,205

Deposits	72,891	29,624

Total Assets	$4,980,879	$6,161,158

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$1,161,586	$1,556,676
Other payable	-	22,120
Bank loans	2,083,361	2,773,399
Loan payable to related party	495,625	277,032
Total Current Liabilities	3,740,572	4,629,227

Non-current Liabilities
Unsecured convertible notes payable, net of unamortized discounts of $10,541	19,459	-

Stockholders' Equity
Common stock, unlimited shares authorized for issuance, no par value, 102,645,120 shares issued and outstanding	3,260,018	3,260,018
Additional paid-in capital	15,000	-
Other comprehensive income (loss)	(15,278)	61,162
Accumulated deficit	(2,038,892)	(1,789,249)
Total Stockholders' Equity	1,220,848	1,531,931

Total Liabilities and Stockholders' Equity	$4,980,879	$6,161,158

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:
Sales of goods, net	$10,623,736	$9,546,132
Total revenues	10,623,736	9,546,132

Operating costs and expenses:
Cost of sales	9,780,380	8,489,638
Selling, general and administrative expenses	1,029,425	1,262,977

Loss from operations	(186,069)	(206,483)

Other income (expense)
Interest income	1,414	8,147
Investment income (loss)	7,119	(9,279)
Currency exchange gain (loss)	25,699	(84,180)
Other income	-	11,151
Interest expense	(96,474)	(122,573)
Total other expense	(62,242)	(196,734)

Loss before income taxes	(248,311)	(403,217)

Provision for income taxes	1,332	17,559

Net loss	$(249,643)	$(420,776)

Loss per share: Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average number of shares outstanding: Basic and diluted	102,645,120	102,645,120

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

			Additional		Other
	Common Stock		Paid-in	Prepaid	Comprehensive	Accumulated
	Shares	Amount	Capital	Consulting	Income (loss)	Deficit	Total
Balance at December 31, 2007	102,645,120	$3,260,018	$-	$(131,290)	$94,259	$(1,368,473)	$1,854,514
Amortization of consulting fees	-	-	-	131,290	-	-	131,290
Foreign currency translation adjustment	-	-	-	-	(33,097)	-	(33,097)
Net loss	-	-	-	-	-	(420,776)	(420,776)
Balance at December 31, 2008	102,645,120	$3,260,018	$-	$-	$61,162	$(1,789,249)	$1,531,931
Foreign currency translation adjustment	-	-	-	-	(76,440)	-	(76,440)
Beneficial conversion feature relating to convertible debentures	-	-	15,000	-	-	-	15,000
Net loss	-	-	-	-	-	(249,643)	(249,643)
Balance at December 31, 2009	102,645,120	$3,260,018	$15,000	$-	$(15,278)	$(2,038,892)	$1,220,848

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECDEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities
Net loss	$(249,643)	$(420,776)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	6,159	18,526
Loss on disposal of fixed assets	-	16,724
Investment loss (income)	(7,119)	9,279
Amortization of consulting fees	-	121,592
Amortization of debt discount attributable to convertible debentures	4,118	-
Changes in assets and liabilities:
Decrease in accounts receivable	185,362	858,511
(Increase) Decrease in inventory	1,568,377	(1,052,753)
(Increase) Decrease in other receivables	6,659	(4,529)
(Increase) Decrease in prepaid expense	(33,947)	44,206
(Increase) in deposits	(42,252)	(329)
(Decrease) in accounts payable and accrued expenses	(429,750)	(481,291)
Net cash provided by (used in) operating activities	1,007,964	(890,840)
Cash flows from investing activities
Proceeds from sales of property and equipment	-	91
Decrease in restricted cash	63,151	188,104
Purchase of investments	-	(168,101)
Proceeds from sale of investments	110,182	-
Net cash provided by investing activities	173,333	20,094
Cash flows from financing activities
Proceeds from bank loans	2,132,162	2,887,063
Repayment of bank loans	(2,820,683)	(2,432,730)
Proceeds from loan from related party	165,011	432,198
Net proceeds from issuance of convertible debentures	27,705	-
Net cash provided by (used in) financing activities	(495,805)	886,531
Effect of exchange rate changes on cash and cash equivalents	(16,732)	(38,188)

Net increase (decrease) in cash and cash equivalents	668,760	(22,403)
Cash and cash equivalents
Beginning	205,658	228,061
Ending	$874,418	$205,658

Supplemental disclosure of cash flows
Cash paid during the year for:
Income tax	$197	$30,524
Interest expense	$109,663	$115,391

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

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

Financial Statement Presentation

Certain changes to the 2008 financial statements have been made to conform to the 2009 financial statement format.

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

Exchange Gain (Loss):

During the years ended December 31, 2009 and 2008, the transactions of TransAKT Holdings Limited, Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited were denominated in foreign currency and were recorded in Taiwan Dollar (TWD) and Canadian Dollar (CAD) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

Translation Adjustment

The Company financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency, while its functional currency is Taiwan dollar (TWD) and Canadian Dollar (CAD). Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translates the assets and liabilities into U.S. dollar ($) using the rate of exchange prevailing at the balance sheet date and the statements of operations and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from TWD and CAD into U.S. dollar are recorded in stockholders’ equity as part of accumulated other comprehensive income.

Comprehensive Income

Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ equity.

Advertising

Advertising expenses consist primarily of costs of promotion for corporate image and product marketing and costs of direct advertising. The Company expenses all advertising costs as incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some or all of any deferred tax assets will not be realized.

The Company adopted ASC 740-10-25, Income Taxes- Overall-Recognition, on January 1, 2007, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax position. The Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company did not recognize any additional liabilities for uncertain tax positions as a result of the implementation of ASC 740-10-25.

Statement of Cash Flows

In accordance with generally accepted accounting principles (GAAP), cash flows from the Company’s operations is based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

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

Restricted Cash

The Company had restricted cash and investments of $498,540 and $563,756 for year ended December 31, 2009 and 2008, respectively. The restricted cash primarily collateralizes the Company’s bank loans and issuances of standby and commercial letters of credit. The restrictions expire when related obligations are fulfilled.

Allowance for Doubtful Accounts

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Allowance for doubtful debts amounted to $190,402 and $187,353 as at December 31, 2009 and December 31, 2008, respectively.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. The Management compares the cost of inventories with the market value and allowance is made for writing down their inventories to market value, if lower. As of December 31, 2009 and 2008, inventory consisted only of finished goods.

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

Furniture and Fixtures	3 -5 years
Equipment	3- 5 years
Computer Hardware and Software	3- 5 years
Automobile	3-5 years

As of December 31, 2009, Property, Plant & Equipment consist of the following:

Computer and office equipment	$59,769
Accumulated depreciation	(56,639)

$3,130

Depreciation expenses were $6,159 and $18,526 for the years ended December 31, 2009 and 2008, respectively.

Fair Value of Financial Instruments

In the first quarter of fiscal year 2008, the Company adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”). ASC 820-10 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. ASC 820-10 delays, until the first quarter of fiscal year 2009, the effective date for ASC 820-10 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820-10 did not have a material impact on the Company’s financial position or operations.

Effective October 1, 2008, the Company adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”) and Accounting Standards Codification subtopic 825-10, Financial Instruments (“ASC 825-10”), which permits entities to choose to measure many financial instruments and certain other items at fair value. Neither of these statements had an impact on the Company’s unaudited condensed consolidated financial position, results of operations or cash flows. The carrying value of cash and cash equivalents, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Net Loss Per Share

The Company has adopted Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”) which specifies the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share have been calculated based upon the weighted average number of common shares outstanding. Common equivalent shares are excluded from the computation of the diluted loss per share if their effect would be anti-dilutive.

Impairment of Long-Lived Assets

The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”). ASC 360-10 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates its long lived assets for impairment annually or more often if events and circumstances warrant. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360-10 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Recent accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, “Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force,” to provide amendments to the criteria in Subtopic 609-24 of the Codification for separating consideration into multiple-deliverable revenue arrangements. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of each specific deliverable which includes vendor-specific objective evidence (“VSOE”) if available, third party evidence if VSOE is not available or estimated selling price if neither VSOE nor third party evidence is available. ASU 2009-13 also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price. This Update expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact of ASU 2009-13 on its financial statements and does not expect the adoption of this standard will have material impact on its financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements , which, among other things, amends Accounting Standards Topic 820 Fair Value Measurements and Disclosures (ASC 820) to require entities to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements provided by ASC 820 regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company’s adoption of this standard had no impact on its financial position, results of operations or cash flows.

Going Concern

The Company has incurred a net loss of $249,643 and $420,776 during the years ended December 31, 2009 and 2008, respectively, and has an accumulated deficit of $2,038,892 and $1,789,249 as of December 31, 2009 and December 31, 2008, respectively.

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

The ability of the Company to continue research and development projects and realize the capitalized value of proprietary technologies and related assets is dependent upon future commercial success of the technologies and raising sufficient funds to continue research and development as well as to effectively market its products. Through December 31, 2009, the Company has not realized commercial success of the technologies, nor have they raised sufficient funds to continue research and development or to market its products.

There can be no assurances that there will be adequate financing available to the Company and the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company has taken certain restructuring steps to provide the necessary capital to continue its operations. These steps included: (1) Tightly budgeting and controlling all expenses; (2) Expanding the company’s operations into China, expanding product lines and recruiting a strong sales team to significantly increase sales revenue and profit in 2010; (3) The Company plans to continue actively seeing additional funding opportunities to improve and expand upon our product lines.

NOTE 3 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The accounts payable and accrued expenses as of December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Accounts payable	$911,780	$1,390,155
Accrued expenses	155,110	153,482
Sales tax payable	35,391	-
Accrued payroll	59,305	-
Income Taxes Payable	-	13,039

Total	$1,161,586	$1,556,676

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company’s officers and shareholders have advanced funds to the Company for working capital purposes. The Company has not entered into any agreement on the repayment terms for these advances. As of December 31, 2009 and 2008, there were $435,225 and $216,632 advances outstanding, respectively.

The Company also had loans payable to five shareholders amounted to $60,400 as of December 31, 2009 and 2008. The unsecured loans bear interest at the rate of 12% per annum, and due on May and June 2010.

NOTE 5 - LOANS PAYABLE

The Company has loan payable amounting to $2,083,361 as of December 31, 2009 from several commercial banks in Taiwan. The loans are partially secured by certificate of deposits for $498,540 and accounts receivable. The loans payable at December 31, 2009 comprised of the following:

		Interest per
Nature	Due on	Annum	Amount
Secured note payable from a bank	1/12/2010	5.25%	27,000
Secured note payable from a bank	1/12/2010	5.25%	39,300
Secured note payable from a bank	2/3/2010	5.25%	40,300

Secured note payable from a bank	2/10/2010	5.25%	55,460
Secured note payable from a bank	2/23/2010	5.25%	117,700
Secured note payable from a bank	2/4/2010	5.25%	23,250
Secured note payable from a bank	4/8/2010	5.25%	37,800
Secured note payable from a bank	4/20/2010	5.25%	12,500
Secured note payable from a bank	4/20/2010	5.25%	37,500
Secured note payable from a bank	4/25/2010	5.25%	16,500
Secured note payable from a bank	4/25/2010	5.25%	31,286
Secured note payable from a bank	4/25/2010	5.25%	25,920
Secured note payable from a bank	5/5/2010	5.25%	38,700
Secured note payable from a bank	5/13/2010	5.25%	27,000
Secured note payable from a bank	5/8/2010	5.25%	39,000
Secured note payable from a bank	5/17/2010	5.25%	16,170
Secured note payable from a bank	5/25/2010	5.25%	55,460
Secured note payable from a bank	5/26/2010	5.10%	56,875
Secured note payable from a bank	12/28/2010	2.88%	151,500
Secured note payable from a bank	3/1/2010	5.35%	23,007
Secured note payable from a bank	3/6/2010	5.35%	27,914
Secured note payable from a bank	1/14/2010	5.00%	52,000
Secured note payable from a bank	1/22/2010	5.00%	25,750
Secured note payable from a bank	5/7/2010	5.00%	82,800
Secured note payable from a bank	3/8/2010	1.52%	692,717
Secured note payable from a bank	2/10/2010	2.40%	17,800
Secured note payable from a bank	4/26/2010	2.58%	45,797
Secured note payable from a bank	3/22/2010	2.42%	36,600
Secured note payable from a bank	3/30/2010	2.42%	27,000
Secured note payable from a bank	3/29/2010	2.42%	32,250
Secured note payable from a bank	3/30/2010	2.42%	36,000
Secured note payable from a bank	4/12/2010	2.43%	21,000
Secured note payable from a bank	4/12/2010	2.43%	31,800
Secured note payable from a bank	4/28/2010	2.43%	40,500
Secured note payable from a bank	5/4/2010	2.43%	31,125
Secured note payable from a bank	5/10/2010	2.43%	10,080
	Total		$2,083,361
	Current portion		$2,083,361
	Long-term portion		$-

NOTE 6 – INCOME TAXES

The Company was incorporated under the laws of the Province of Alberta, Canada and has operations in primarily two tax jurisdictions - Taiwan and Canada. For certain operations in Taiwan and Canada, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2009 and 2008. Accordingly, the Company has no net deferred tax assets.

Canada:

The statutory tax rate under Canada tax law is 34%. The Company has significant income tax net operating losses (“NOL”) carried forward from prior years. Due to the uncertainty of the realizability of the related deferred tax assets, a reserve equal to the amount of deferred income taxes has been established at December 31, 2009 and 2008. The Company has provided 100% valuation allowance to the deferred tax assets as of December 31, 2009 and 2008.

Taiwan:

The statutory tax rate under Taiwan tax law is 25%. The Company has several deferred tax asset items. Due to the uncertainty of the realizability of the related deferred tax assets, a reserve equal to the amount of deferred income taxes has been established at December 31, 2009 and 2008. The Company has provided 100% valuation allowance to the deferred tax assets as of December 31, 2009 and 2008.

The provision for income taxes from continuing operations on income consists of the following for the years ended December 31, 2009 and 2008:

	2009	2008
Income tax expense – current	$1,332	$17,559
Income tax expense – deferred	-	-
Total income tax expense	$1,332	$17,559

Deferred taxes:

The tax effect of temporary differences that give rise to the Company’s deferred tax asset as of December 31, 2009 and 2008 are as follows:

Canada:	2009	2008
Deferred tax asset – non-current:
Net operating loss carry forward	$2,301,024	$2,241,872
Valuation allowance	(2,301,024)	(2,241,872)
Net deferred tax asset	$-	$-

Taiwan:	2009	2008
Deferred tax asset – non-current:
Net operating loss carry forward	$16,514	$-
Foreign currency exchange loss (gain)	(7,555)	14,280
Other temporary non-deductible difference	-	2,539
Valuation allowance	(8, 959)	(16,819)
Net deferred tax asset	$-	$-

NOTE 7 - COMMITTMENTS

Operating Leases

The Company leases various office facilities under operating leases that expire on various dates of year 2010. Rental expense for these leases consisted of approximately $39,596 and $83,677 for the years ended December 31, 2009 and 2008, respectively. The Company has future minimum lease obligations of $21,483 for the twelve-month period ended December 31, 2010.

NOTE 8 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2009 and 2008 are as follows:

Foreign Currency
Translation
Adjustment
Balance at December 31, 2007	$94,259
Change for 2008	(33,097)
Balance at December 31, 2008	61,162
Change for 2009	(76,440)
Balance at December 31, 2009	$(15,278)

NOTE 9 - FAIR VALUE MEASUREMENTS

Generally accepted accounting principles (GAAP) utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to observable quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

     As of December 31, 2009 and 2008 the Company had $50,915 and $152,569, respectively, in Level 1 investments in the form of mutual funds.

NOTE 10 - PRIVATE PLACEMENT OF CONVERTIBLE NOTES

12% Unsecured Convertible Promissory Notes dated May 29, 2009

On May 29, 2009, the Company issued $30,000 convertible promissory notes due May 29, 2011 with interest at 12% per annum due upon maturity. The note is convertible at any time after the first anniversary after the closing date, at the holder’s option, into shares of the Company’s common stock at a price of $0.02 per share. At maturity, any accrued and unpaid interest, is payable to the holder.

In accordance with ASC 470-20, the Company recognized an embedded beneficial conversion feature present in the note. The Company allocated a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company recognized and measured an aggregate of $15,000 of the proceeds, which is equal to the intrinsic value of the embedded beneficial conversion feature, to additional paid-in capital and a discount against the note. The debt discount attributed to the beneficial conversion feature is amortized over the note’s maturity period (two years) as interest expense.

The Company recorded the intrinsic value of the embedded beneficial conversion feature ($15,000) to debt discount which will be amortized to interest expense over the term of the note. Amortization of $4,459 was recorded for the year ended December 31, 2009.

******

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TRANSAKT LTD.

Date: June 25, 2010	By: /s/ James Wu
Name: James Wu Title: President and Chief Executive Officer (principal executive officer)

Date: June 25, 2010	By: /s/ Taifen Day
Name: Taifen Day Title: Chief Financial Officer (principal financial officer and principal accounting officer)