Form 20-F/A
period 2009-12-31
TRANSAKT LTD.
filed 2011-01-21
CIK 1263872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
(Amendment No.1)

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

___________________________________
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

Selected Financial Data US GAAP
(USD$)

	2009	2008	2007	2006	2005
Operating Revenues	10,623,736	9,546,132	9,687,678	8,385,075	9,167,708
Income (loss) from Operations	(186,069)	(206,483)	(1,463,176)	(152,291)	(7,282)
Net Income (loss)	(249,643)	(420,776)	(921,158)	(237,459)	(702)
Net Loss per share (basic and diluted)	0	0	(0)	(0.00)	(0.00)
Dividends per share	-	-	-	-	-
Weighted Ave Shares Outstanding	102,645,120	102,645,120	99,707,278	52,379,273	50,000,000
Working Capital	1,164,286	1,493,102	1,778,734	1,189,171	1,601,039
Long Terms Debt	-	-	-	-	-
Shareholders’ Equity	1,220,848	1,531,931	1,854,514	1,269,299	1,652,044
Capital Stock	3,260,018	3,260,018	3,260,018	1,832,174	1,826,400
Total Assets	4,980,879	6,161,158	6,331,827	5,539,691	3,796,596

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

We Will Need Additional Funds In Order to Expand our product Design, Production and Distribution Capacities, and There Is No Assurance That Such Funds Will Be Available As, If and When Needed, Which May Adversely Affect Our Operations.

We generated positive cash flow from operations of $1,007,964 for the fiscal year ended December 31, 2009, and negative cash flow from operations of $890,840 for the same period in 2008. Although our operating activities generated net proceeds in fiscal 2009, we are dependent on the proceeds of equity and non-equity financing to finance the expansion of operations. No assurances can be given that our actual cash requirements will fall within our budget, that anticipated revenues will be realized when needed, that lines of credit will be available to us if required, or that additional capital will be available to us. We anticipate that over the next twelve (12) months, we will need a minimum of $1,000,000 in order to execute the planned expansion of our distribution operations into China and Hong Kong. Similarly, any future research and development activities will be subject to our ability to raise additional financing.

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

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We initially focused on the research, design, development and manufacturing of mobile payment terminals. However, the sale of these payment terminals reached its end-of life due to changes in cellular phone regulations and limited acceptance in the marketplace. In October 2004, we purchased the existing business and certain assets of IP Mental Inc., a Taiwan-based Voice over Internet Protocol (“VoIP”) hardware and software provider. On November 15, 2006, we acquired Taiwan Halee International Co. Ltd. (“HTT”), a Taiwan-based leading designer, manufacturer and distributor of telecommunications equipment, including specialized VoIP-compatible phone systems. These acquisitions were intended to enable us to remain competitive in the marketplace. Our current business is the design, development , and distribution of telecommunications equipment, including VoIP compatible telephone systems and multi-line cordless telephone systems. We currently rely exclusively on third parties for the manufacture or supply of products that we design and distribute under our own HTT brand. We are also engaged in the distribution of name brand telecommunications equipment supplied by third party producers.

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

Business Overview

Operations and Principal Activities

We began operations in 1997 and commercialized our first product line of wireless point-of-sale (“WPOS”) terminals in April 2003. With the use of cellular phones, these terminals allow merchants to accept payments anywhere, anytime. However, our WPOS terminals were discontinued due to changes in cellular phone regulations and limited acceptance in the marketplace. In October 2004, through the acquisition of the business and certain assets of IP Mental Inc., we entered the VoIP business. We currently offer a range of telecommunications products including VoIP equipment and advanced multi-line cordless phone systems.

We sustained operating losses of $249,643 and $420,776 during the years ended December 31, 2009 and 2008, respectively, and incurred an accumulated deficit of $2,038,892 and $1,789,249 as of December 31, 2009 and December 31, 2008, respectively. In addition, we expect to incur an operating loss in 2010.

We have operated principally as a research and development company since our inception. Initial seed capital has been directed toward areas of product research and development, patent filings and administration. We have now completed development of our initial products and have entered into the sales and distribution phase. Our current business is the design, development, production and distribution of mobile wireless equipment, and other telecommunications solutions for business and individual consumers, including VoIP solutions in Taiwan. In 2010, our business will include the design, and distribution of telecommunications equipment, including specialized VoIP compatible phone systems and multi-line cordless telephone systems, and the distribution of name brand telecommunications equipment including Panasonic, Sanyo, Siemens, etc. in Taiwan. We currently rely exclusively on third parties for the manufacture of products that we design or distribute.

Principal Products and Markets

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

Our second product line consists of VoIP products and solutions. These products allow communication over the World Wide Web at reduced communication rates. Our products range from Universal Serial Bus (“USB”) plug and play phones to stand alone phone adapters and phones. All of our in house products are currently designed by our subsidiary, HTT, and marketed under the HTT brand. Our product offerings vary from time to time and currently include, among others, USB dongle adapters for use with DECT phones via Skype, our SkyDECT cordless phone system that integrates use of VoIP, a traditional telephone based on a landline, and our EZDECT specialized multi-line cordless phone systems.

The products of HTT, our subsidiary, are currently distributed in Taiwan and we plan to continue to expand distribution of these products, first toChina, beginning in 2011, and later to other regions of Asia and North America. We have had limited revenues in the last four (4) fiscal years as we only began marketing our VoIP products in October 2004. The expansion of our distribution network will depend on our ability to raise required financing through private placements.

Manufacturing

It is not our intention to engage in the capital and management intensive endeavor of manufacturing our own products. We instead outsource our manufacturing and have spent considerable time identifying a stable of suitable engineering and manufacturing firms with proven track records. Our products are currently manufactured exclusively in Taiwan and China where intense competition among manufacturers provides a readily available supply of cost-effective, quality manufacturing options. In order to take advantage of the ample supply of manufacturing choices available to us in Taiwan and China, we have not entered into any formal or long-term agreements with any manufacturer for the fabrication of our products. Instead, by selecting manufacturers on an as needed basis, we are better able to take advantage of competitive pricing, ensure quality control, and maintain appropriate inventory supply levels. We do not rely on any particular manufacturer for any of our products. Currently, we primarily commission for manufacture our own HTT brand products, although from time to time we commission the production of 3rd party labeled products under license from those parties.

Distribution of Third Party Products

In addition to the distribution of products under our HTT brand, we are engaged in the distribution of name brand telecommunications equipment in Taiwan, including Panasonic, Lenovo, Sanyo, and Siemens products, among others. The products that we purchase for resale are warehoused at our offices. Our own employees are responsible for the inventory, sale and expedition of products. We maintain a cargo van used for smaller deliveries while larger orders are delivered by local freight companies.

Generally, our distribution arrangements are on an ad-hoc basis; we purchase products from suppliers as needed and distribute them to a wide range of retailers in Taiwan. However, we have recently entered into binding distribution agreements with Panasonic and Sanyo for the resale of their telecommunications products in Taiwan.

On April 1, 2010 we entered into an agreement with Panasonic whereby we will endeavor to sell up to $320,000,000 New Taiwanese Dollars (TWD) (approximately USD$10,939,463.65) of Panasonic products. If we are successful in meeting the TWD $320,000,000 sales target, we will be entitled to a rebate of 0.4% of the value of goods sold. If we successfully sell in excess of TWD$380,000,000 (USD$12,990,569.52), we will receive a rebate of 0.5% of the value of goods sold. The sales target must be achieved by March 31, 2011.

On December 14, 2010, we entered into an agreement with Sanyo Electronics ( Taiwan ) CO.,LTD granting us the right to manufacture and distribute, under the Sanyo trademark, up to 3,000 Sanyo Caller-ID cordless telephones. The royalty payable to Sanyo is $783 New Taiwanese Dollars or approximately $26.81 U.S. Dollars per unit produced. The term of the agreement continues until January, 4, 2013.

The following table provides a breakdown of our sales results during the last fiscal year by product brand-name:

Product Brand	Percentage of Sales
HTT	30%
Panasonic	32%
Siemens	28%
Lenovo	8%
Other	2%

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

Marketing Channels

We are no longer marketing our WPOS products. For VoIP, we plan to align ourselves with Internet Service Providers (“ISPs”), computer retailers, telephone companies, and computer manufacturers to capitalize on the existing distribution infrastructure. These large established partners normally will fund and support extensive domestic and international marketing programs for our products. We plan to develop new businesses and joint ventures and to enter into distribution agreements to diversify our products, clients and geographic revenue base. We have recruited a senior sales executive from a major consumer electronics corporation to help us develop the Asian market for our products.

The marketing of the VoIP products is targeted at consumers and small businesses that are calling internationally on a regular basis. With our products, consumers can have the benefit of either calling free or at reduced rates through outside VoIP networks.

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

Competitive Position

Innovation in this market is primarily focused on combining different technologies in new ways. Our management believes that our SKYDECT, a single device capable of connecting to different technologies, is an example of such innovation. Our research and development team is focused on creating similarly innovative products.

We currently generate revenues, at least in part, through the distribution of third party name brand products in Taiwan. Our management believes that this provides us with an insider’s view of some of the latest developments and trends in technology and design. It also may provide us with relationships that can be utilized for globalizing some of our new products. For example, we are working in cooperation with SANYO on an informal basis to develop a Wi-Fi phone and a GSM/Wi-Fi dual mode phone for production under the Sanyo label. The decision of whether to proceed with the production of Wi-Fi phones in partnership with Sanyo will depend on our mutual agreement with Sanyo that a market exists for this product. We intend to conduct market analysis to make this determination. We do not rely on a single revenue base or third parties for revenue generation. We also have kept our marketing, allowances or rebates to a minimum. Our management believes that these factors will allow us to effectively compete in the industry and minimize our costs, thereby allowing us to focus on intellectual property development.

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

In 1988, to assist in business expansion, Vtech moved its production facilities to Dungun, Guangdong province in southern China. Currently, Vtech has two (2) manufacturing sites in China, located at Housie town and Liao Science Park, within hours of its headquarters in Hong Kong.

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

Government Regulations

All radio communication devices sold in Taiwan are regulated by the National Communications Commission (NCC). Each of our wireless devices operating on 1.8GHz and 2.4GHz frequencies have been tested and certified for compliance with all applicable NCC regulations by ETC (Electronics Testing Center, Taiwan). The VoIP industry is in its infancy and is not currently heavily regulated, and thus, in the future, governments may put in place regulations that affect our ability to compete in foreign markets with local communications providers. In addition, regulations may also come into effect in our domestic market that limits our ability to compete with incumbent telephone companies. If we are successful in expanding the distribution of our products into other jurisdictions, we will be required to comply with equivalent regulation in those jurisdictions. However, because international operating standards for wireless devices are increasingly harmonized, we do not anticipate having to incur significant expense in order to render our products compliant with foreign regulation.

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

In September 2007, we entered into a distribution arrangement with Senao Telecom, a subsidiary of Chung-Hua Telecom, whereby Senao Telecom began purchasing our HTT brand cordless telephones on an as-need basis for sale in Senao Telecom’s retail outlets. Senao Telecom is a well known publicly traded telecommunications company in Taiwan with projected total revenues of over USD $500 million in 2007. Senao Telecom has more than two hundred (200) retail outlets in Taiwan, and will be distributing HTT branded products throughout its well established channels. Based on current markets conditions and on our discussions with Senao, we anticipate that we will generate approximately $200,000 in annual revenues as a result of this arrangement. However, because we have not entered into a definitive agreement with Senao, no future revenues are guaranteed.

In the fourth quarter of 2007, we began planning the expansion of our operations into China and in the second quarter of 2008 we received regulatory approval to register TransAKT (Guangzhou) Ltd. and TransAKT (Hong Kong) Ltd., both wholly-owned subsidiaries of TransAKT Ltd. With the registration of these subsidiaries, TransAKT has been approved by the Chinese government to do business in China and Hong Kong. The approval in question was granted by the China’s Investment Commission (MOEA) which is responsible for the regulation of foreign enterprise under the Statute for Investment by Foreign Nationals. Subsequent government approvals will be required in respect of any products that we aim to distribute. However, the expansion of our product distribution into China will be subject to our ability to raise additional financing through the private placement of our common stock. Subject to our ability to obtain additional financing, our management expects to see continued revenue growth and profit recognition in fiscal 2011 through the expansion of our operations into China.

1. Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Changes in Net Sales or Revenues

Sales for the year ended December 31, 2009 increased by $1,077,604 to $10,623,736 compared to $9,546,132 for the same period in 2008. The increased sales volume in telecommunications equipment, including specialized VoIP compatible phone systems and multi-line cordless telephone systems, was primarily due to the general economic recovery in 2009 from the economic downturn experienced in 2008. We expect our sales to improve in 2010.

Cost of Sales; Gross Profit

Cost of sales for the year ended December 31, 2009 totaled $9,780,380 or approximately 92% of net sales compared to $8,489,638 or approximately 88.9% of net sales for the year ended December 31, 2008, representing an increase crease of $1,290,742 or approximately 15%. The increase was due to increased purchase costs from major vendors for the year ended December 31, 2009. Gross profit as a percentage of net sales was 8% in 2009, compared to 11.1% in 2008. The lower gross profit in 2009 was primarily due to the substantial increase in costs.

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

Interest Expense

Interest expense for the year ended December 31, 2009 totaled $96,474 compared to $122,573 for the year ended December 31, 2008, representing a decrease of $26,099 or approximately 21%. The decrease was due to higher accounts receivable turnover rate, decreased capital requirements resulting in decreased borrowings.

Net Income (Loss)

Loss for the year ended December 31, 2009 totaled 249,643 compared to a loss of $420,776 for the year ended December 31, 2008, representing a decreased in losses of $171,133 or approximately 41%. The decrease in net loss was primarily due to decreased operating expenses and currency exchange gains recognized in 2009.

2. Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Net Sales

Revenues for the year ended December 31, 2008 decreased by $141,546, or approximately 1.5%, to $9,546,132 compared to $9,687,678 for the same period in 2007. The changes in sales volume and amount were not significant.

Cost of Sales; Gross Profit

Cost of sales for the year ended December 31, 2008 totaled $8,489,638 or approximately 88.9% of net sales compared to $9,440,398 or approximately 97.4% for the year ended December 31, 2007, a decrease of $950,760 or approximately 10%. The decrease was due to decreased purchase costs including purchase allowance from major vendors for the year ended December 31, 2008. Gross profit as a percentage of net sales was 11.1% in 2008, compared to 2.6% in 2007. The higher gross profit in 2008 was primarily due to the substantial decrease in purchase costs.

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

Interest Expense

Interest expense for the year ended December 31, 2008 totaled $122,573 compared to $113,138 for the year ended December 31, 2007, an increase of $9,435 or approximately 8.3% . The increase was due to lower accounts receivable turnover rate, increased capital requirements resulting in increased borrowings.

Net Income (Loss)

Loss for the year ended December 31, 2008 totaled $(420,776) compared to $(921,158) for the year ended December 31, 2007, an increase of $500,382. The decrease in net loss was primarily due to decreases in purchase costs and operating expenses recognized in 2008 as described above.

3. Impact of Inflation

Inflation is not considered to be a material factor affecting our continuing operations, as the inflation rate of the country in which we are presenting our financial statements remains low.

4. Impact of Foreign Currency Fluctuations

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

5. Governmental Economic, Fiscal, Monetary of Political Policies

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

Lease Obligation

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

Bank Loan Payable

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

In light of the recurring net loss over the past three years and current uncertain market and economic conditions, we are aggressively managing our cost structure and cash position to ensure that we will meet our debt obligations while preserving the ability to make investments that will enable us to respond to customer requirements and achieve long-term profitable growth. We currently believe that our cash and cash equivalent, working capital, and cash generated from operations, will be sufficient to meet our payment obligations, forecasted operating expense, and capital expenditures through the next twelve months.

2. Financial Instruments

Net cash used in financing activities totaled $495,805 compared with net cash provided by financing activities of $886,531 for the year ended December 31, 2008. The decrease was mainly due to the net decrease in cash proceeds received from bank loans and operating loans borrowed from related parties. In 2007, we closed a private placement of 8,650,000 shares for total proceeds of $1,037,653. No private placement was closed in 2008. On May 29, 2009, we received $30,000 in consideration of the issuance of a convertible debenture, due May 29, 2011, in the form attached to this report as exhibit 4.4. The debenture will accrue interest at 12% per annum due upon maturity. The debenture is convertible at any time after the first anniversary after the closing date, at the holder’s option, into shares of our common stock at a price of $0.02 per share.

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

Research and Development, Patents and Licenses, etc.

In 2007, we spent USD$400,000 for the development of our multiline cordless phone systems. No significant research and development expenses were incurred in 2008 or 2009. Any future research and development undertakings will be subject to the availability of sufficient capital.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Name	Age	Position
James Wu	57	Chairman, Chief Executive Officer, President and Director
Taifen Day	51	Chief Financial Officer
Cheng Chun-Chih	64	Director (Chairman of Taiwan Halee International Co. Ltd.)
Dr. Shiau Tzong- Huei	55	Director (Chief Technical Officer of Taiwan Halee International Co. Ltd. and Chairman of TransAKT Taiwan Corp.)
Tseng Ming-Huang	41	Director
J.T. Wang	44	Vice President of Asia Operations

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

Dr. Shiau Tzong-Huei- Director (Chief Technical Officer of Taiwan Halee and Chairman of TransAKT Taiwan Corp.)

Dr. Shiau holds a Ph.D in Computer Sciences from the University of Wisconsin–Madison, an MSc in Mathematics from the John Hopkins University and a BSc in Mathematics from the National Taiwan University. Dr. Shiau has been a director of Taiwan Halee since 2003, is a specialist in digital cordless switching and has directed the engineering team at the Hsinchu Science Park (“HSP”) for more than fifteen (15) years. Established in December 1980, HSP leads the high-tech industry as the most respected science park created by the Taiwanese government. Dr. Shiau is the founder and current Chief Technical Officer of Computer & Communications Associates, INC. (now UWIN Technologies), a research and development oriented company.

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

We also had loans of $60,400 in the aggregate payable to five shareholders as of December 31, 2009 and 2008. The unsecured loans bear interest at the rate of 12% per annum, and due on May and June 2010. Each of these loans payable was made under promissory note in the form attached as exhibit 4.3 to this report.

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

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 18. FINANCIAL STATEMENTS

See above.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit
1.1*	Articles of Amalgamation
1.2*	Bylaws

2(a)*	See Exhibit 1.1 and 1.2
2(b)*	Form of Loan Agreement and Promissory Note
4.1	Distribution Agreement with Panasonic (Taiwan) (April, 2010)
4.2	Manufacture and Distribution Agreement with Sanyo (December, 2010)
4.3	Form of Promissory for Shareholder Loan.
4.4	Form of Subscription Agreement for Convertible Debenture
11.	Code of Ethics
12.1	CEO Certification Pursuant to Section 302
12.2	CFO Certification Pursuant to Section 302
13.1	CEO Certification Pursuant to Section 906
13.2	CFO Certification Pursuant to Section 906

* Incorporated by reference to the Exhibits filed with our Form 20-F filed on September 16, 2003.

TRANSAKT LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
           DECEMBER 31, 2009, AND 2008 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

i

ii

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

/s/ KCCW Accountancy Corp.

Diamond Bar, California
June 6, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

TransAKT Ltd and Subsidiaries
Calgary, Canada.

     We have audited the accompanying consolidated statements of operations of TransAKT Ltd and Subsidiaries for the year ended December 31, 2007, and the related consolidated statements of stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations of TransAKT Ltd and Subsidiaries for the year ended December 31, 2007, and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

	2009	2008	2007
Revenues:
Sales of goods, net	$10,623,736	$9,546,132	$9,687,678
Total revenues	10,623,736	9,546,132	9,687,678

Operating costs and expenses:
Cost of sales	9,780,380	8,489,638	9,440,398
Selling, general and administrative expenses	1,029,425	1,262,977	1,710,456

Loss from operations	(186,069)	(206,483)	(1,463,176)

Other income (expense)
Interest income	1,414	8,147	6,516
Investment income (loss)	7,119	(9,279)	-
Currency exchange gain (loss)	25,699	(84,180)	-
Gain on settlement of debt	-	-	4,603
Other income	-	11,151	655,242
Interest expense	(96,474)	(122,573)	(113,138)
Total other expense	(62,242)	(196,734)	553,224

Loss before income taxes	(248,311)	(403,217)	(909,952)

Provision for income taxes	1,332	17,559	11,206

Net loss	$(249,643)	$(420,776)	$(921,158)

Loss per share:
Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding:
Basic and diluted	102,645,120	102,645,120	99,707,278

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

			Additional		Other
	Common Stock		Paid-in	Prepaid	Comprehensive	Accumulated
	Shares	Amount	Capital	Consulting	Income (loss)	Deficit	Total
Balance at December 31, 2006	90,912,620	$1,832,174	$-	$(189,151)	$38,271	$(411,994)	$1,269,299
Issuance of shares for cash	8,772,500	1,037,653	-	-	-	-	1,037,653
Issuance of shares for services	2,000,000	362,098	-	(131,290)	-	(35,320)	195,488
Issuance of shares for compensation	500,000	-	-	-	-	-	-
Issuance of shares for debt settlement	460,000	28,093	-	-	-	-	28,093
Amortization of consulting fees	-	-	-	189,151	-	-	189,151
Foreign currency translation adjustment	-	-	-	-	55,988	-	55,988
Net loss	-	-	-	-	-	(921,158)	(921,158)
Balance at December 31, 2007	102,645,120	$3,260,018	$-	$(131,290)	$94,259	$(1,368,473)	$1,854,514
Amortization of consulting fees	-	-	-	131,290	-	-	131,290
Foreign currency translation adjustment	-	-	-	-	(33,097)	-	(33,097)
Net loss	-	-	-	-	-	(420,776)	(420,776)
Balance at December 31, 2008	102,645,120	$3,260,018	$-	$-	$61,162	$(1,789,249)	$1,531,931
Foreign currency translation adjustment	-	-	-	-	(76,440)	-	(76,440)
Beneficial conversion feature relating to convertible debentures	-	-	15,000	-	-	-	15,000
Net loss	-	-	-	-	-	(249,643)	(249,643)
Balance at December 31, 2009	102,645,120	$3,260,018	$15,000	$-	$(15,278)	$(2,038,892)	$1,220,848

The accompanying notes are an integral part of the financial statements

TRANSAKT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECDEMBER 31, 2009, 2008, AND 2007

	2009	2008	2007
Cash flows from operating activities
Net loss	$(249,643)	$(420,776)	$(921,158)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	6,159	18,526	64,976
Gain on settlement of debt	-	-	(4,603)
Loss on disposal of fixed assets	-	16,724	-
Investment loss (income)	(7,119)	9,279	-
Issuance of shares for services	-	-	195,488
Amortization of consulting fees	-	121,592	189,151
Amortization of debt discount attributable to convertible debentures	4,118	-	-
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	185,362	858,511	(242,458)
(Increase) Decrease in inventory	1,568,377	(1,052,753)	189,174
(Increase) Decrease in other receivables	6,659	(4,529)	68,420
(Increase) Decrease in prepaid expense	(33,947)	44,206	54,221
(Increase) in deposits	(42,252)	(329)	(18,921)
(Decrease) in accounts payable and accrued expenses	(429,750)	(481,291)	(684,790)
Net cash provided by (used in) operating activities	1,007,964	(890,840)	(1,110,500)
Cash flows from investing activities
Proceeds from sales of property and equipment	-	91	-
Decrease in restricted cash	63,151	188,104	(536,360)
Purchase of investments	-	(168,101)	-
Proceeds from sale of investments	110,182	-	-
Net cash provided by (used in) investing activities	173,333	20,094	(536,360)
Cash flows from financing activities
Proceeds from bank loans	2,132,162	2,887,063	993,731
Repayment of bank loans	(2,820,683)	(2,432,730)	-
Proceeds from loan from related party	165,011	432,198	(281,954)
Issuance of shares for cash	-	-	1,037,653
Net proceeds from issuance of convertible debentures	27,705	-	-
Net cash provided by (used in) financing activities	(495,805)	886,531	1,749,430
Effect of exchange rate changes on cash and cash equivalents	(16,732)	(38,188)	21,738
Net increase (decrease) in cash and cash equivalents	668,760	(22,403)	124,308
Cash and cash equivalents
Beginning	205,658	228,061	103,753
Ending	$874,418	$205,658	$228,061
Supplemental disclosure of cash flows: Cash paid during the year for:
Income tax	$197	$30,524	$3,201
Interest expense	$109,663	$115,391	$93,858

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

Financial Statement Presentation

Certain changes to the 2007 and 2008 financial statements have been made to conform to the 2009 financial statement format.

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

Exchange Gain (Loss):

During the years ended December 31, 2009, 2008, and 2007, the transactions of TransAKT Holdings Limited, Taiwan Halee International Co. Ltd. and TransAKT Taiwan Limited were denominated in foreign currency and were recorded in Taiwan Dollar (TWD) and Canadian Dollar (CAD) at the rates of exchange in effect when the transactions occur. Exchange gains and losses are recognized for the different foreign exchange rates applied when the foreign currency assets and liabilities are settled.

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

Furniture and Fixtures	3-5 years
Equipment	3-5 years
Computer Hardware and Software	3-5 years
Automobile	3-5 years

As of December 31, 2009, Property, Plant & Equipment consist of the following:

Computer and office equipment	$59,769
Accumulated depreciation	(56,639)

$3,130

Depreciation expenses were $6,159, $18,526, and $64,976 for the years ended December 31, 2009, 2008, and 2007, respectively.

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

Going Concern

The Company has incurred a net loss of $249,643, $420,776, and $921,158 during the years ended December 31, 2009, 2008, and 2007, respectively, and has an accumulated deficit of $2,038,892, $1,789,249, and $1,368,473 as of December 31, 2009, December 31, 2008, and December 31, 2007, respectively.

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

NOTE 6 – STOCKHOLDERS’ EQUITY

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

NOTE 7 – INCOME TAXES

The Company was incorporated under the laws of the Province of Alberta, Canada and has operations in primarily two tax jurisdictions - Taiwan and Canada. For certain operations in Taiwan and Canada, the Company has incurred net accumulated operating losses for income tax purposes. The Company believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses at these locations as of December 31, 2009, 2008, and 2007. Accordingly, the Company has no net deferred tax assets.

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

The provision for income taxes from continuing operations on income consists of the following for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Income tax expense – current	$1,332	$17,559	$11,206
Income tax expense – deferred	-	-	-
Total income tax expense	$1,332	$17,559	$11,206

Deferred taxes:

The tax effect of temporary differences that give rise to the Company’s deferred tax asset as of December 31, 2009, and 2008 are as follows:

Canada:	2009	2008
Deferred tax asset – non-current:
Net operating loss carry forward	$2,301,024	$2,241,872
Valuation allowance	(2,301,024)	(2,241,872)
Net deferred tax asset	$-	$-

Taiwan:	2009	2008
Deferred tax asset – non-current:
Net operating loss carry forward	$16,514	$-
Foreign currency exchange loss (gain)	(7,555)	14,280
Other temporary non-deductible difference	-	2,539
Valuation allowance	(8, 959)	(16,819)
Net deferred tax asset	$-	$-

NOTE 7 - COMMITTMENTS

Operating Leases

The Company leases various office facilities under operating leases that expire on various dates of year 2010. Rental expense for these leases consisted of approximately $39,596, $83,677, and $64,174 for the years ended December 31, 2009, 2008, and 2007, respectively. The Company has future minimum lease obligations of $21,483 for the twelve-month period ended December 31, 2010.

NOTE 8 - OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders’ equity, at December 31, 2009, 2008, and 2007 are as follows:

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